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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS (AUDITED AND UNAUDITED)

As filed with the Securities and Exchange Commission on October 5, 2007

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

FIRST NATIONAL BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

South Carolina (State or other jurisdiction of incorporation or organization)	6021 (Primary Standard Industrial Classification Code Number)	58-2466370 (I.R.S. Employer Identification No.)

215 North Pine Street
Spartanburg, South Carolina 29302
(864) 948-9001

(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Jerry L. Calvert
President and Chief Executive Officer
First National Bancshares, Inc.
215 North Pine Street
Spartanburg, South Carolina 29302
(864) 948-9001
(Name, address, including zip code, and telephone number,
including area code of agent for service)

Copies to:

Neil E. Grayson, Esq. Nikki Lee, Esq. Nelson Mullins Riley & Scarborough LLP Poinsett Plaza, Suite 900 104 South Main Street Greenville, South Carolina 29601 (864) 250-2235	George S. King, Jr., Esq. Suzanne Hulst Clawson, Esq. Haynsworth Sinkler Boyd, P.A. 1201 Main Street 22nd Floor Columbia, SC 29201 (803)779-3080

        Approximate date of commencement of the proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions to the merger described in the joint proxy statement/prospectus.

        If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 464(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price	Proposed maximum aggregate offering price(3)	Amount of registration fee

Common Stock	2,649,431	(2)	$32,219,892	$989.15

(1)
Based upon the maximum number of shares of common stock of First National Bancshares, Inc. which will be issued in exchange for shares of common stock of Carolina National Corporation pursuant to the merger described in the joint proxy statement/prospectus which is a part of this registration statement.

(2)
Not Applicable

(3)
In accordance with Rules 457(c) and 457(f) under the Securities Act of 1933, the registration fee is based on the average of the high and low sales prices of Carolina National common stock reported on the Nasdaq Capital Market as of October 2, 2007 ($18.99), and computed based on the estimated maximum number of shares of common stock of Carolina National Corporation that may be exchanged for First National Bancshares, Inc. common stock being registered hereby (2,649,431 shares), less the amount of cash to be paid by First National Bancshares, Inc. in connection with the merger.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary—Subject to Completion Dated                        , 2007

JOINT PROXY STATEMENT	PROSPECTUS

[First National and Carolina National Logos]

MERGER PROPOSED—YOUR VOTE IS IMPORTANT

        The boards of directors of First National Bancshares, Inc. and Carolina National Corporation have each approved a transaction that will result in the merger of Carolina National with and into First National. First National will be the surviving bank holding company in the merger. Shareholders of both Carolina National and First National are being asked to approve the merger at special meetings of the shareholders.

        In the merger, Carolina National shareholders will receive for each share of Carolina National common stock owned either 1.4678 shares of First National common stock, $21.65 in cash, or a combination of both cash and shares of First National common stock. In total, 70% of Carolina National's outstanding shares of common stock will be exchanged for shares of First National common stock and 30% of Carolina National's outstanding shares of common stock will be exchanged for cash. Based on the number of shares of Carolina National common stock outstanding as of September 28, 2007, and assuming no Carolina National options or warrants are exercised prior to consummation of the merger, First National will issue approximately 2,649,431 shares of common stock and pay approximately $16,748,159 in cash in the merger. First National will not issue fractional shares in the merger and will instead pay cash, without interest, for the value of any fraction of a share of First National common stock that a Carolina National shareholder would otherwise be entitled to receive. Each outstanding share of First National common stock and Series A preferred stock will remain outstanding following the merger.

        Elections of First National common stock, cash, or a combination of both are limited by a requirement that only 30% of the total number of outstanding shares of Carolina National common stock may be exchanged for cash with the remaining shares of Carolina National common stock being exchanged for shares of First National common stock. Therefore, the form of consideration a Carolina National shareholder receives will depend in part on the elections of other Carolina National shareholders. A Carolina National shareholder may not receive the type of consideration that he or she elects because the type of consideration elected is subject to adjustment to the extent necessary to ensure the issuance of the fixed number of shares of First National common stock and fixed amount of cash as described above. First National common stock is quoted on the Nasdaq Global Market under the symbol "FNSC."

        We cannot complete the merger unless we obtain approvals from the necessary regulatory agencies and the shareholders of both Carolina National and First National. Each company will hold a special meeting of its shareholders to vote on the merger. Your vote is important. Whether or not you plan to attend your shareholders' meeting, please take the time to vote by completing and mailing the enclosed proxy card or such other document as your broker instructs you to use if your shares are held in "street name." If you sign, date, and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote "FOR" the merger and the transactions contemplated by the merger agreement and "FOR" the proposal to authorize adjournment. If you do not return your proxy card, or if you do not instruct your broker how to vote any shares held for you in "street name," the effect will be the same as a vote against the merger.

        The places, dates and times of the special meetings are as follows:

For First National shareholders:	For Carolina National shareholders:

        You should read this entire joint proxy statement/prospectus carefully because it contains important information about the merger. In particular, you should read carefully the information under the section entitled "Risk Factors," beginning on page 21.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense. The shares of First National common stock to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund, or any other governmental agency.

        This joint proxy statement/prospectus is dated                        , 2007 and is first being mailed to shareholders of Carolina National and First National on or about                         , 2007.

        This document incorporates important business and financial information about First National and Carolina National from documents filed with the Securities and Exchange Commission that have not been included in this document. You may read and copy these documents at the SEC's public reference facilities. Please call the SEC at 1-800-SEC-0330 for information about these facilities. This information is also available at the Internet site the SEC maintains at http://www.sec.gov. See "Where You Can Find More Information" on page 166. Free copies of the joint proxy statement/prospectus and each company's filings with the SEC may also be obtained from the respective companies. Free copies of First National's filings may be obtained by directing a request to First National Bancshares, Inc., 215 N. Pine Street, Spartanburg, South Carolina, 29302, Attention: Jerry L. Calvert. Free copies of Carolina National's filings may be obtained by directing a request to Carolina National Corporation, 1350 Main St., Columbia, South Carolina 29201, Attention: Roger B. Whaley. To receive timely delivery of the documents in advance of the First National and Carolina National special meetings, you should make your request no later than                        , 2007.

FIRST NATIONAL BANCSHARES, INC.

215 North Pine Street
Spartanburg, South Carolina 29302
(864) 948-9001

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON                        , 2007

To the shareholders of First National Bancshares, Inc.:

        A special meeting of shareholders of First National Bancshares, Inc. will be held at                        Spartanburg, South Carolina on                        , 2007 at    .m., local time, for the following purposes:

1.
Merger. To consider and vote upon a proposal to approve the Agreement and Plan of Merger dated August 26, 2007, by and between First National Bancshares, Inc. and Carolina National Corporation, pursuant to which Carolina National will merge with and into First National. A copy of the agreement is attached to the accompanying joint proxy statement/prospectus as Appendix A.

2.
Adjournment. To consider and vote on a proposal to authorize the board of directors to adjourn the special meeting to allow time for further solicitation of proxies in the event there are insufficient votes present at the special meeting, in person or by proxy, to approve the Agreement and Plan of Merger.

3.
Other Business. To transact any other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

        Only shareholders of record of First National common stock at the close of business on            , 2007 will be entitled to notice of and to vote at the special meeting and at any adjournment or postponement of the special meeting.

        FIRST NATIONAL'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT FIRST NATIONAL SHAREHOLDERS VOTE "FOR" THE PROPOSALS ABOVE.

        Whether or not you plan to attend the special shareholders' meeting, please complete, sign, date, and return the enclosed proxy, or such other document as your broker instructs you to use if your shares are held in "street name" in the accompanying pre-addressed postage-paid envelope. If you are a record shareholder, you may revoke your proxy at any time before it is voted by giving written notice of revocation to First National's Secretary, or by filing a properly executed proxy of a later date with First National's Secretary, at or before the meeting. If you are a record shareholder, you may also revoke your proxy by attending and voting your shares in person at the meeting. If your shares are held in "street name" by your broker, you must follow the directions you will receive from your broker to change or revoke your proxy.

        We do not know of any other matters to be presented at the special meeting but if other matters are properly presented, the persons named as proxies will vote on such matters at their discretion.

By Order of the Board of Directors
Jerry L. Calvert President and Chief Executive Officer	Gaines W. Hammonds, Jr., M.D. Chairman of the Board
Spartanburg, South Carolina , 2007

CAROLINA NATIONAL CORPORATION

1350 Main Street
Columbia, South Carolina 29201
(803) 779-0411

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON                        , 2007

To the shareholders of Carolina National Corporation:

        A special meeting of shareholders of Carolina National Corporation will be held at            Columbia, South Carolina on            , 2007 at                         .m., local time, for the following purposes:

  1.
  Merger. To consider and vote upon a proposal to approve the Agreement and Plan of Merger dated as of August 26, 2007, by and between First National Bancshares, Inc. and Carolina National Corporation, pursuant to which Carolina National will merge with and into First National. A copy of the agreement is attached to the accompanying joint proxy statement/prospectus as Appendix A.

  2.
  Adjournment. To consider and vote on a proposal to authorize the board of directors to adjourn the special meeting to allow time for further solicitation of proxies in the event there are insufficient votes present at the special meeting, in person or by proxy, to approve the Agreement and Plan of Merger.

  3.
  Other Business. To transact any other business as may properly come before the meeting or any adjournment or postponement.

        Only shareholders of record of Carolina National common stock at the close of business on            , 2007 will be entitled to notice of and to vote at the special meeting and at any adjournment or postponement at the special meeting.

        CAROLINA NATIONAL'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CAROLINA NATIONAL SHAREHOLDERS VOTE "FOR" THE PROPOSALS ABOVE.

        Whether or not you plan to attend the special shareholders' meeting, please complete, sign, date, and return the enclosed proxy, or such other document as your broker instructs you to use if your shares are held in "street name" in the accompanying pre-addressed postage-paid envelope. If you are a record shareholder, you may revoke your proxy at any time before it is voted by giving written notice of revocation to Carolina National's Secretary, or by filing a properly executed proxy of a later date with Carolina National's Secretary, at or before the meeting. If you are a record shareholder, you may also revoke your proxy by attending and voting your shares in person at the meeting. If your shares are held in "street name" by your broker, you must follow the directions you will receive from your broker to change or revoke your proxy.

        We do not know of any other matters to be presented at the special meeting but if other matters are properly presented, the persons named as proxies will vote on such matters at their discretion.

By Order of the Board of Directors
Roger B. Whaley President and Chief Executive Officer

Columbia, South Carolina
                        , 2007

QUESTIONS AND ANSWERS ABOUT THE MERGER
SUMMARY
SELECTED CONSOLIDATED FINANCIAL INFORMATION OF FIRST NATIONAL
SELECTED CONSOLIDATED FINANCIAL INFORMATION OF CAROLINA NATIONAL
SELECTED UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION
RISK FACTORS
CAUTIONARY STATEMENT REGADING FORWARD-LOOKING STATEMENTS
SPECIAL SHAREHOLDERS' MEETINGS
General
Meeting Dates, Times, and Places and Record Dates
Matters to be Considered
Vote Required
Voting of Proxies
Revocability of Proxies
Solicitation of Proxies
Recommendation of the Boards of Directors
PROPOSAL NO. 1—THE MERGER
General
Background of the Merger
Carolina National's Reasons for the Merger
First National's Reasons for the Merger
Opinion of Carolina National's Financial Advisor
Opinion of First National's Financial Advisor
Merger Consideration
Illustration of Allocation of the Merger Consideration
Election of the Form of Payment of the Merger Consideration
Allocation of the Merger Consideration
Conversion of Stock; Treatment of Options and Warrants
Effective Time of the Merger
Exchange of Certificates
Important Federal Income Tax Consequences
Management and Operations After the Merger
Interests of Employees and Directors of Carolina National in the Merger
Conditions to Consummation
Regulatory Matters
Amendment, Waiver, and Termination
Conduct of Business Pending the Merger
Expenses and Fees
Accounting Treatment
Resales of First National Common Stock
DESCRIPTION OF FIRST NATIONAL'S CAPITAL STOCK
COMPARATIVE RIGHTS OF FIRST NATIONAL AND CAROLINA NATIONAL SHAREHOLDERS
PROPOSAL NO. 2—AUTHORIZATION TO ADJOURN
INFORMATION ABOUT FIRST NATIONAL
INFORMATION ABOUT CAROLINA NATIONAL
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
FUTURE SHAREHOLDER PROPOSALS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

i

APPENDIX A	Agreement and Plan of Merger
APPENDIX B	Fairness Opinion of McColl Partners, LLC
APPENDIX C	Fairness Opinion of Howe Barnes Hoefer & Arnett
APPENDIX D	Carolina National Corporation Consolidated Statement of Operations for the Year Ended December 31, 2004

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:
Why is Carolina National merging with and into First National?

A:
Carolina National is merging with and into First National because the boards of directors of both companies believe that the merger will provide shareholders of both companies with substantial benefits and will enable the combined company to better serve its customers throughout the state of South Carolina. Our combined company will provide additional commercial and retail banking services and products through our two banks, which will now have a presence in all of the larger markets in the state of South Carolina. A detailed discussion of the background of and reasons for the proposed merger is contained under the headings "Background of the Merger," "First National's Reasons for the Merger," and "Carolina National's Reasons for the Merger."

Q:
What will I receive in the merger?

A:
Each share of Carolina National common stock can be exchanged for one of the following: (i) 1.4678 shares of First National common stock; (ii) $21.65 in cash; or (iii) a combination of 70% stock (1.02746 shares of First National common stock) and 30% cash ($6.495). In total, 70% of Carolina National's shares of common stock outstanding will be exchanged for shares of First National common stock and 30% of Carolina National's shares of common stock outstanding will be exchanged for cash. First National will not issue fractional shares in the merger. Instead, you will receive a cash payment, without interest, for the value of any fraction of a share of First National common stock that you would otherwise be entitled to receive. The method for determining the value of a fractional share is described on page 56 of this joint proxy statement/prospectus. Each outstanding share of First National common stock and First National Series A preferred stock will remain outstanding after the merger.

Q:
If I am a Carolina National shareholder, am I assured of receiving the exact form of consideration I elect to receive?

A:
No. Both the total number of shares of First National common stock to be issued and the amount of cash to be paid in the merger are fixed. Accordingly, there is no assurance that you will receive the form of consideration you elect with respect to all of your shares of Carolina National common stock. If the elections of all Carolina National shareholders result in an oversubscription of the pool of First National common stock or cash, the exchange agent will allocate the consideration you will receive between cash and First National common stock in accordance with the proration procedures described under the heading "Proposal No. 1—The Merger—Allocation of the Merger Consideration" beginning on page 59.

Q:
If I am a Carolina National shareholder, what happens if I don't make an election for cash or shares of First National common stock?

A:
If you fail to make an election prior to the election deadline, the exchange agent will have the discretion to determine the type of consideration you will receive in exchange for your shares of Carolina National common stock. The type of consideration you will receive will be determined by the type of consideration other Carolina National shareholders elect to receive so that, in total, 70% of the outstanding shares of Carolina National common stock will be exchanged for shares of First National common stock and 30% of the total outstanding shares of Carolina National common stock will be exchanged for cash. For more information concerning the merger consideration, election procedures, and allocation procedures, see "Proposal No. 1—The Merger—Merger Consideration, —Election of the Form of Payment of the Merger Consideration, and —Allocation of the Merger Consideration" beginning on page 56.

Q:
What should I do now?

A:
After you have carefully read this document, indicate on your proxy card how you want to vote, and sign and mail it in the enclosed envelope as soon as possible so that your shares will be represented at the meeting. If you sign and send in a proxy card but do not indicate how you want to vote, your proxy will be voted in favor of the proposal to approve and adopt the merger agreement.

Q:
Why is my vote important?

A:
The merger agreement must be approved by the affirmative vote of two-thirds of the outstanding shares entitled to vote at both the First National and Carolina National special meetings. Accordingly, if a First National or Carolina National shareholder fails to vote on the merger at his or her respective special meeting, it will have the same effect as a vote against the merger.

Q:
If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A:
No. Your broker will vote your shares on the proposal to approve and adopt the merger agreement only if you provide instructions on how to vote. You should instruct your broker how to vote your shares following the directions your broker provides. If you do not provide instructions to your broker, your shares will not be voted on the merger proposal, which will have the same effect as a vote against the merger.

Q:
Can I change my vote after I have submitted my proxy?

A:
Yes. There are three ways you can change your vote. First, you may send a written notice to the person to whom you submitted your proxy stating that you would like to revoke your proxy. Second, you may complete and submit a later dated proxy with new voting instructions. The latest vote actually received by your company prior to your shareholders' meeting will be your vote. Any earlier votes will be revoked. Third, if you are a record shareholder, you may attend your shareholders' meeting and vote in person. Any earlier votes will be revoked. Simply attending your meeting without voting, however, will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow the directions you will receive from your broker to change or revoke your proxy.

Q:
Do I have the right to dissent and obtain the fair value for my shares?

A:
No, South Carolina law does not provide dissenters' rights because the shares of First National common stock and the shares of Carolina National common stock are listed on the Nasdaq Global Market and the Nasdaq Capital Market, respectively. South Carolina corporate law does not provide dissenters' rights to shareholders of corporations that have shares listed on these national exchanges.

Q:
Should I send in my stock certificates now?

A:
No. You should not send in your stock certificates at this time. If the merger is completed, First National will send all Carolina National shareholders written instructions for exchanging Carolina National stock certificates for the merger consideration.

Q:
Whom should I call with questions about the merger?

A:
First National shareholders should call Jerry L. Calvert at (864) 590-8858. Carolina National shareholders should call Roger B. Whaley at (803) 779-0411.

SUMMARY

        This summary highlights material information from this joint proxy statement/prospectus. To better understand the merger and its potential impact on you, we urge you to read this entire document carefully, including the exhibits and enclosures. Each item in this summary includes a page reference directing you to a more complete discussion of the item.

The Companies (page 86 for First National and page 158 for Carolina National)

First National Bancshares, Inc.
215 North Pine Street
Spartanburg, South Carolina 29302
(864) 948-9001

        First National is a South Carolina corporation registered as a bank holding company with the Federal Reserve Board. First National engages in a general banking business through its subsidiary, First National Bank of the South, a national banking association, which commenced operations in March 2000. First National maintains a main office in Spartanburg, South Carolina and has five additional full-service branches and three loan production offices in select markets across the state of South Carolina. As of June 30, 2007, First National had approximately $554.9 million in total assets.

Carolina National Corporation
1350 Main Street
Columbia, South Carolina 29201
(803) 779-0411

        Carolina National is a South Carolina corporation registered as a bank holding company with the Federal Reserve Board. Carolina National engages in a general banking business through its subsidiary, Carolina National Bank and Trust Company, a national banking association, which commenced operations in July 2002. Carolina National has its main office, three branch offices, and a loan production office in Columbia, South Carolina and a loan production office in Rock Hill, South Carolina. As of June 30, 2007, Carolina National had approximately $225.7 million in total assets.

The Merger (page 41)

        Under the terms of the merger agreement, Carolina National will merge with and into First National with First National being the surviving corporation. After the merger, Carolina National Bank and Trust Company will merge with and into First National Bank of the South, and First National Bank of the South will be the surviving bank. Both First National and First National Bank of the South will continue their existence under South Carolina and federal law, while Carolina National and Carolina National Bank and Trust Company will cease to exist. The merger agreement is attached as Appendix A and is incorporated into this joint proxy statement/prospectus by reference. We encourage you to read the merger agreement carefully, as it is the legal document that governs the merger.

What Carolina National Shareholders will Receive in the Merger (page 56)

        If the merger is completed, Carolina National shareholders will receive for each of their shares of common stock: (i) 1.4678 shares of First National common stock; (ii) $21.65 in cash; or (iii) 70% stock (1.02746 shares of First National common stock) and 30% cash ($6.495). Under the terms of the merger agreement, the exchange agent is permitted to use its discretion, within the parameters set forth in the merger agreement, in issuing cash and First National common stock to Carolina National shareholders to ensure that the total stock consideration equals no greater than 2,649,431 shares of First National common stock and that the total cash consideration is approximately $16,748,159.

        Because the exchange ratio is fixed, unless you receive only cash for your shares of First National common stock, the total merger consideration value you receive will fluctuate depending on the current market price of First National common stock. The table below illustrates the total value of consideration that would be received by a holder of 100 shares of Carolina National common stock, assuming each Carolina National shareholder elects to receive approximately 30% of the merger consideration in cash and the remainder in stock, calculated on the basis of the closing price of the First National common stock on the Nasdaq Global Market on the last trading day prior to the execution of the merger agreement, or $14.75, and on                  , 2007, the last practicable day prior to the date of this joint proxy statement/prospectus, or $            .

Assuming a Shareholder Owns 100 Shares of Carolina National Common Stock and
Elects Mixed Consideration (30% Cash and 70% Stock)

Date	Market Value of First National common stock		Total Cash Consideration (30%)	Total Stock Consideration (70%)		Total Value of Consideration per 100 shares of Carolina National common stock
August 24, 2007 (two days prior to date of merger agreement)		$14.75	$649.50		$1,515.55		$2,165.00
, 2007 (last practicable day prior to date of this proxy statement/prospectus)	$		$649.50	$		$

        Because most of the merger consideration consists of First National common stock, the value of the consideration you receive could vary from the amounts shown above. Further, examples of the possible fluctuations in the value of the merger consideration that you could receive are set forth under the heading "Proposal No. 1—The Merger—Illustration of Allocation of the Merger Consideration."

        You will not receive any fractional shares of First National common stock. Instead, you will be paid cash in an amount equal to the fraction of a share of First National common stock otherwise issuable upon conversion multiplied by the average of the closing sale prices of First National common stock as reported on the Nasdaq Global Market during the 20 consecutive full trading days ending at the close of trading on the later of the effective date of the last regulatory approval or the date the Carolina National shareholders approve the merger.

        After the merger, First National's existing shareholders will own approximately 58% of First National's total outstanding shares, on a fully diluted basis, and Carolina National's shareholders will own approximately 42% of First National's outstanding shares, on a fully diluted basis.

Merger Consideration Election (page 58)

        As soon as reasonably practicable after the effective date of the merger, First National will deliver or mail to Carolina National shareholders a form of election and instructions for making an election as to the form of consideration preferred to be received in the merger. The available elections, election procedures, and deadline for making elections are described under the heading "Proposal No. 1—The Merger—Election of the Form of Payment of the Merger Consideration" on page 58. To be effective, an election form must be properly completed and received by First National's exchange agent no later than 4:00 p.m. eastern time on the date set forth on the election form sent to Carolina National shareholders. If a Carolina National shareholder does not make an election by the election deadline, the exchange agent has the discretion to choose the consideration such shareholder will receive.

        After the election deadline, the elections made by Carolina National shareholders may be adjusted as necessary to ensure that First National pays cash in exchange for 30% of the outstanding shares of Carolina National common stock and First National common stock in exchange for 70% of the outstanding shares of Carolina National common stock. The merger agreement provides the method, which is described under the heading "Proposal No. 1—The Merger—Allocation of the Merger Consideration" on page 59, for allocating shares of First National common stock and cash to be received for the shares of Carolina National common stock, based on the elections made. Accordingly, a Carolina National shareholder may receive less cash and more shares of First National common stock, or more shares of First National common stock and less cash, than elected. Either of these events is likely to result in different tax consequences from those that would have resulted had the form of merger consideration elected been received.

Effect of the Merger on Carolina National Options and Warrants

        As of the date of the merger agreement, there were 313,269 outstanding options and warrants to purchase Carolina National common stock, with a weighted average exercise price of $10.57 per share. In the merger, each stock options and warrants to purchase Carolina National common stock outstanding, not to exceed 313,269, will be converted into options or warrants to purchase First National common stock and will continue to be governed by the terms of their original agreements, except that all options that were not previously exercisable will become immediately exercisable. The number of shares of First National common stock subject to each of these converted stock options, as well as the exercise price of these stock options, will be adjusted to reflect the stock exchange ratio. Immediately prior to the closing of the merger, Carolina National warrant holders will have the right to convert their warrants to purchase Carolina National common stock into the right to receive cash in the amount of $21.65 less the adjusted exercise price of the warrant. This cash consideration is separate from and not counted towards the cash portion of the merger consideration.

Reasons for the Merger (page 43)

        We are proposing to merge Carolina National with and into First National because we believe that:

  •
  we will create a premier community banking franchise in South Carolina;

  •
  we will be able to attract and serve larger business clients;

  •
  we will have the opportunity to offer additional products and services to Carolina National's client base;

  •
  we will have the opportunity to generate more retail business from Carolina National's branch network;

  •
  we will have a broader geographic diversification that is expected to reduce the credit risk concentration for both banks;

  •
  we will have a substantial foothold in the largest markets in South Carolina (Spartanburg, Greenville, Columbia, Charleston, and Rock Hill);

  •
  we will be better positioned to grow and compete successfully in a consolidating financial services industry;

  •
  we should be able to achieve better financial performance than our two companies could achieve separately;

  •
  we should be able to combine our two operations successfully and manage them in a disciplined manner after the merger with a strong combined management team and board;

  •
  the increase in our shareholder base will increase the liquidity and marketability of our shareholders' stock; and

  •
  the complementary, rather than competitive, geographical scope of our banks will allow us to continue to increase our presence over the entire state of South Carolina.

Regulatory Approvals (page 68)

        We cannot complete our merger unless we obtain the approval of the Board of Governors of the Federal Reserve System and the South Carolina Board of Financial Institutions. In addition, the merger of Carolina National Bank and Trust Company and First National Bank of the South requires approval of the Office of the Comptroller of the Currency. As of the date of this joint proxy statement/prospectus, we have not yet received the required regulatory approvals. Although we expect to obtain the necessary approvals in a timely manner, we cannot be certain when, or if, they will be received.

First National's Shareholders' Meeting (page 36)

        First National will hold its special shareholders' meeting on            , 2007 at            .m., local time at            , Spartanburg, South Carolina.

First National's Record Date and Voting (page 36)

        If you owned shares of First National common stock at the close of business on                  , 2007, the record date, you are entitled to vote on the merger agreement, as well as any other matters considered at the meeting. On the record date, there were            shares of First National common stock outstanding. You will have one vote at the meeting for each share of First National common stock you owned on the record date. The affirmative vote of the holders of two-thirds of First National's outstanding shares of common stock is required to approve the merger agreement. As of                  , 2007, First National's current directors, executive officers, and their affiliates beneficially owned approximately      % of the outstanding shares of common stock. Each of First National's directors and executive officers has agreed, subject to several conditions, to vote his or her shares of First National common stock in favor of the merger agreement.

First National's Board Recommends Shareholder Approval (page 40)

        First National's board of directors believes that the merger is in the best interests of First National and its shareholders and recommends that the shareholders vote "FOR" approval of the merger agreement.

Carolina National's Shareholders' Meeting (page 36)

        Carolina National will hold its special shareholders' meeting on                  , 2007 at            .m., local time at                        , Columbia, South Carolina.

Carolina National's Record Date and Voting (page 36)

        If you owned shares of Carolina National stock at the close of business on                  , 2007, the record date, you are entitled to vote on the merger agreement as well as any other matters considered at the meeting. On the record date, there were            shares of Carolina National common stock outstanding. You will have one vote at the meeting for each share of common stock you owned on the record date. The affirmative vote of two-thirds of Carolina National's outstanding shares of common stock is required to approve the merger agreement. As of                  , 2007, Carolina National's directors and executive officers and their affiliates beneficially owned approximately      % of the outstanding shares of Carolina National common stock. Each of Carolina National's directors and executive officers has agreed, subject to several conditions, to vote his or her shares of Carolina National common stock in favor of the merger agreement.

Carolina National's Board Recommends Shareholder Approval (page 39)

        Carolina National's board of directors believes that the merger is in the best interest of Carolina National and its shareholders and recommends that the shareholders vote "FOR" approval of the merger agreement.

Interests of Directors and Officers of Carolina National that Differ from Your Interests (page 65)

        When considering whether to approve the merger agreement, you should be aware that some directors and officers of Carolina National have interests in the merger that differ from the interests of other Carolina National shareholders, including the following:

  •
  Immediately prior to the merger, the officers and directors have the right to elect to be paid, in exchange for the cancellation of their options/warrants, cash in an amount equal to $21.65, less the adjusted exercise price, for each option or warrant;

  •
  Following the merger, First National intends to provide a lump sum payment to each employee with whom Carolina National had entered into a change of control or severance agreement prior to August 1, 2007 in exchange for termination of such agreements, regardless of whether the employee remains employed with First National;

  •
  Following the merger, First National will generally indemnify and provide liability insurance to the present directors and officers of Carolina National, subject to certain exceptions; and

  •
  Following the merger, First National intends to enter into an employment agreement with Roger B. Whaley to serve as Executive Vice President.

        Each board member was aware of these and other interests and considered them before approving and adopting the merger agreement.

Federal Income Tax Consequences (page 62)

        Carolina National's shareholders generally will not recognize gain or loss for federal income tax purposes on the receipt of shares of First National common stock in the merger in exchange for the shares of Carolina National common stock surrendered. Carolina National shareholders will be taxed, however, on any cash consideration they receive and any cash they receive instead of any fractional shares of First National common stock. First National shareholders will have no tax consequences as a result of the merger. Tax matters are complicated, and the tax consequences of the merger may vary among Carolina National shareholders. We urge each Carolina National shareholder to contact his or her own tax advisor to fully understand the tax implications of the merger.

Comparative Rights of Shareholders (page 76)

        The rights of Carolina National's shareholders are currently governed by South Carolina corporate law and Carolina National's articles of incorporation and bylaws. The rights of First National's shareholders are currently governed by South Carolina corporate law and First National's articles of incorporation and bylaws. Upon consummation of the merger, the shareholders of Carolina National will become shareholders of First National and South Carolina corporate law as well as the articles of incorporation and bylaws of First National will govern their rights. First National's articles of incorporation and bylaws differ somewhat from those of Carolina National.

Termination of the Merger Agreement and Termination Fee (page 68)

        Notwithstanding the approval of the merger by First National and Carolina National shareholders, we can mutually agree at any time to terminate the merger agreement before completing the merger.

        Either First National or Carolina National can also terminate the merger agreement:

  •
  If the merger is not approved by the other party's shareholders;

  •
  If the other party violates any of its representations, warranties, or covenants under the merger agreement and fails to cure the violation;

  •
  If we do not complete the merger by June 20, 2008; or

  •
  If any government body whose approval is necessary to complete the merger makes a final decision not to approve the merger.

        Carolina National can terminate the merger agreement if, after the later of the effective date of the last required regulatory approval or the date on which the Carolina National shareholders approve the merger (the "determination date"), (x) the average of the closing sale prices of First National common stock as reported on the Nasdaq Global Market during the 20 consecutive full trading days ending at the closing of trading on the determination date is less than $11.80 per share, and (y) the ratio of the amount calculated in accordance with (x) to $14.75 is less than 90% of the ratio of the average daily current market price of the Nasdaq Bank Index during the 20 consecutive full trading days prior to the determination date to 3,075.41.

        Carolina National can also terminate the merger agreement if it receives an acquisition proposal from a third party that is superior to First National's proposal and receives legal advice that the board would be in breach of its fiduciary duties if the board did not accept the superior proposal; provided, however, First National would then have the opportunity to match the superior proposal in order to proceed with the merger.

        First National can terminate the merger agreement if Carolina National's board of directors fails to reaffirm the merger agreement after being requested to do so or if Carolina National negotiates with a third party regarding another acquisition proposal for at least five business days.

        If First National terminates for one of the immediate foregoing reasons, or if Carolina National terminates because of a superior proposal, Carolina National must pay First National $500,000 if within 12 months of termination another acquisition transaction is announced with respect to Carolina National or Carolina National has entered into another acquisition agreement. If this acquisition transaction is completed, Carolina National will then have to pay First National an additional $1,250,000.

Accounting Treatment (page 72)

        The merger will be accounted for using the purchase method of accounting. Under the purchase method of accounting, the assets and liabilities of Carolina National as of the effective time will be recorded at their respective fair values and added to those of First National.

Market Prices of First National and Carolina National Common Stock; Dividend Payments

        First National common stock trades on the Nasdaq Global Market under the symbol "FNSC," and Carolina National common stock trades on the Nasdaq Capital Market under the symbol "CNCP." The following table presents the closing sale prices of First National common stock and Carolina National common stock on August 24, 2007, the last trading day before we publicly announced the merger agreement, and                  , 2007, the last practicable trading day prior to mailing this joint proxy statement and prospectus. The table also presents the equivalent value of the merger consideration per share of Carolina National common stock on those dates, calculated by multiplying the closing price of First National common stock on those dates by 1.4678 representing the number of shares of First

National common stock that Carolina National shareholders would receive in the merger for each share of Carolina National common stock.

Date	First National Closing Price		Carolina National Closing Price		Equivalent Carolina National Per Share Value
August 24, 2007		$14.75		$13.60		$21.65
, 2007	$		$		$

        First National common stock was held by approximately            shareholders of record as of                  , 2007. Carolina National common stock was held by approximately             shareholders of record as of                  , 2007. Because the exchange ratio is fixed and because the market price of First National common stock is subject to fluctuation, the market value of the shares of First National common stock that you may receive in the merger may increase or decrease prior to and following the merger. You are urged to obtain current market quotations for First National common stock, available at www.nasdaq.com.

        The following table shows the high and low sales prices of First National common stock published by the Nasdaq Global Market beginning with the fourth quarter of 2005. For the prior periods indicated, the table shows the reported high and low bid information on the OTC Bulletin Board. The OTC Bulletin Board prices are quotations, which reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. The prices shown reflect historical activity and have been adjusted for the 3-for-2 stock splits distributed on January 18, 2006 and March 1, 2004, the 6% stock dividend on May 16, 2006 and the 7% stock dividend distributed on March 30, 2007.

2007	High	Low
Fourth Quarter (through October 4, 2007)	$14.45	$13.44
Third Quarter	15.50	12.95
Second Quarter	18.73	14.40
First Quarter	19.39	14.87
2006	High	Low
Fourth Quarter	$15.61	$14.52
Third Quarter	18.00	14.72
Second Quarter	19.63	14.32
First Quarter	20.32	15.94
2005	High	Low
Fourth Quarter	$18.22	$12.35
Third Quarter	17.64	13.34
Second Quarter	17.64	13.81
First Quarter	16.46	14.10

        The following table shows the high and low sales prices of Carolina National common stock published by the Nasdaq Capital Market beginning with the fourth quarter of 2005. Prior to December 2005, the stock was not listed on any exchange and all of the trades during 2005 of which management is aware were at $13.50 per share and occurred during the first three quarters of the year. However, management has not ascertained whether these transactions were the result of arm's length negotiations between the parties, and because of the limited number of shares involved, these prices may not be indicative of the market value of the common stock for those periods indicated.

2007	High	Low
Fourth Quarter (through October 4, 2007)	$19.09	$18.50
Third Quarter	20.78	13.60
Second Quarter	18.25	13.67
First Quarter	18.50	16.78
2006	High	Low
Fourth Quarter	$18.97	$17.50
Third Quarter	19.99	17.56
Second Quarter	20.48	17.50
First Quarter	18.19	16.80
2005	High	Low
Fourth Quarter	$18.46	$16.25

        Neither First National nor Carolina National has paid any cash dividends to holders of common stock in the past and neither currently intends to pay cash dividends in the foreseeable future.

Nasdaq Listing

        First National will list the shares of First National common stock issued in connection with the merger on the Nasdaq Global Market under the symbol "FNSC".

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF FIRST NATIONAL

        First National's summary consolidated financial data is presented below as of and for the six months ended June 30, 2007 and 2006 and as of and for the years ended December 31, 2002 through December 31, 2006. The summary consolidated financial data presented below as of or for the years ended December 31, 2002 through 2006 are derived from First National's audited consolidated financial statements, which were audited by Elliott Davis, LLC. First National's audited consolidated balance sheets as of December 31, 2005 and 2006 and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2006 are included elsewhere in this joint proxy statement/prospectus. First National's selected consolidated financial data as of and for the six months ended June 30, 2007 and 2006 have not been audited but, in the opinion of management, contain all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the financial position and the results of operations and cash flows for such periods. First National's results for the six months ended June 30, 2007 are not necessarily indicative of First National's results of operations that may be expected for the year ending December 31, 2007. The following summary consolidated financial data should be read in conjunction with First National's consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this joint proxy/prospectus.

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollar amounts in thousands, except per share data)
Summary Balance Sheet Data:
Assets	$554,885	$385,687	$465,382	$328,679	$236,344	$180,663	$139,224
Investment securities	71,925	50,922	63,374	45,151	36,165	36,174	20,560
Loans(1)	455,070	316,391	379,490	251,405	188,508	130,421	93,106
Allowance for loan losses	4,502	3,306	3,795	2,719	2,259	1,630	1,164
Deposits	443,094	308,921	376,701	271,695	191,811	154,733	119,719
FHLB advances and other borrowed funds	67,804	38,280	45,446	26,612	23,078	9,500	7,000
Junior subordinated debentures	13,403	13,403	13,403	6,186	6,186	3,093	—
Shareholders' equity	27,872	23,229	26,990	22,029	13,912	12,228	11,544
Summary Results of Operations Data:
Interest income	$18,786	$12,742	$28,886	$17,341	$10,424	$7,596	$6,011
Interest expense	10,570	6,252	14,725	7,830	3,912	3,026	2,475
Net interest income	8,216	6,490	14,161	9,511	6,512	4,570	3,536
Provision for loan losses	791	697	1,192	594	679	518	418
Net interest income after provision for loan losses	7,425	5,793	12,969	8,917	5,833	4,051	3,118
Noninterest income	1,705	927	2,079	1,855	1,771	1,378	842
Noninterest expense	6,601	4,248	8,901	6,476	4,966	4,087	3,365
Income before taxes	2,529	2,472	6,147	4,296	2,638	1,342	595
Income tax expense	885	871	2,095	1,461	823	426	—
Net income	$1,644	$1,601	$4,052	$2,835	$1,815	$916	$595

Per Share Data:(2)
Net income, basic	$0.44	$0.45	$1.12	$0.90	$0.59	$0.30	$0.20
Net income, diluted	0.37	0.36	0.94	0.73	0.49	0.26	0.18
Book value	7.54	6.48	7.29	6.21	4.53	3.99	3.77
Weighted Average Number of Shares Outstanding:
Basic	3,696	3,574	3,615	3,142	3,067	3,067	3,064
Diluted	4,405	4,408	4,325	3,934	3,729	3,444	3,326
Performance Ratios:
Return on average assets	0.67%	0.91%	1.05%	1.01%	0.87%	0.58%	0.56%
Return on average equity	11.92%	14.05%	16.82%	17.72%	13.87%	7.68%	5.33%
Net interest margin	3.44%	3.82%	3.79%	3.53%	3.26%	3.05%	3.49%
Efficiency ratio(3)	66.54%	57.27%	54.81%	56.98%	59.94%	68.72%	76.86%
Asset Quality Ratios:
Nonperforming assets to total loans(1)(4)(5)	0.99%	<0.01%	0.13%	0.14%	0.03%	0.20%	0.00%
Nonperforming assets to total assets(4)	0.78%	<0.01%	0.10%	0.11%	0.02%	0.14%	0.00%
Net charge-offs year-to-date to average total loans(1)(5)	0.04%	0.08%	0.04%	0.06%	0.03%	0.05%	0.07%
Allowance for loan losses to nonperforming assets(4)	103.55%	22,040.00%	795.60%	779.08%	4,608.16%	634.24%	n/m (6)
Allowance for loan losses to total loans(1)(5)	1.03%	1.05%	1.00%	1.08%	1.20%	1.25%	1.25%

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollar amounts in thousands, except per share data)
Capital Ratios:(7)
Equity to Assets(8)	5.02%	6.02%	5.80%	6.71%	5.89%	6.77%	8.29%
Leverage ratio	7.47%	10.17%	9.02%	9.09%	7.90%	8.65%	—	(9)
Tier 1 risk-based capital ratio	8.84%	11.63%	8.94%	11.92%	10.04%	11.64%	—	(9)
Total risk-based capital ratio	10.63%	12.83%	11.13%	13.16%	12.21%	12.91%	—	(9)

(1)
Total loans include nonperforming loans.

(2)
Adjusted for all years presented giving retroactive effect to the 3-for-2 common stock splits distributed on March 1, 2004 and January 18, 2006, and a 6% stock dividend distributed on May 16, 2006 and a 7% stock dividend distributed on March 30, 2007.

(3)
Computed by dividing noninterest expense by the sum of net interest income and noninterest income.

(4)
Nonperforming loans include nonaccrual loans and past due loans in excess of ninety days and other real estate owned.

(5)
Total loans does not include loans held for sale.

(6)
Not a meaningful measurement because First National did not have any nonperforming loans.

(7)
Capital ratios are presented as reported in the regulatory filing for the most recent quarter of the period indicated.

(8)
Calculated based on amounts as of end of period.

(9)
Regulatory capital ratios were not applicable to us during 2002 because we had less than $150 million in assets as of the end of the period indicated.

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF CAROLINA NATIONAL

        Carolina National's summary consolidated financial data is presented below as of and for the six months ended June 30, 2007 and 2006 and as of and for the years ended December 31, 2002 through December 31, 2006. The summary consolidated financial data presented below as of or for the years ended December 31, 2002 through 2006 are derived from Carolina National's audited consolidated financial statements, which were audited by Elliott Davis, LLC. Carolina National's audited consolidated balance sheets as of December 31, 2005 and 2006 and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the two year period ended December 31, 2006 are included elsewhere in this joint proxy statement/prospectus. Carolina National's selected consolidated financial data as of and for the six months ended June 30, 2007 and 2006 have not been audited but, in the opinion of management, contain all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the financial position and the results of operations and cash flows for such periods. Carolina National's results for the six months ended June 30, 2007 are not necessarily indicative of Carolina National's results of operations that may be expected for the year ending December 31, 2007. The following summary consolidated financial data should be read in conjunction with Carolina National's consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollar amounts in thousands, except per share data)
Summary Balance Sheet Data:
Assets	$225,666	$182,129	$208,912	$164,857	$98,716	$62,909	$32,810
Loans	202,881	165,153	194,785	139,152	90,515	55,030	10,145
Allowance for loan losses	2,475	2,131	2,435	1,882	1,332	827	152
Deposits	192,462	150,375	175,582	135,746	86,094	50,646	20,152
FHLB advances and other borrowed funds	—	1,000	1,000	1,000	900	—	—
Shareholders' equity	31,611	29,624	30,593	26,368	10,925	11,383	12,594
Summary Results of Operations Data:
Interest income	$8,081	$6,112	$13,548	$8,025	$3,926	$1,686	$316
Interest expense	3,789	2,325	5,543	2,953	1,206	511	164
Net interest income	4,292	3,787	8,005	5,072	2,720	1,175	152
Provision for loan losses	92	251	603	550	506	676	152
Net interest income after provision for loan losses	4,200	3,536	7,402	4,522	2,214	499	—
Noninterest income	183	207	413	374	273	305	151
Noninterest expense	2,835	2,250	4,779	3,902	3,148	2,631	1,503
Income before taxes	1,548	1,493	3,036	994	(661)	(1,827)	(1,352)
Income tax expense	561	504	1,107	347	(228)	(616)	(719)
Net income	$987	$989	$1,929	$647	$(433)	$(1,211)	$(633)
Per Share Data:
Net income, basic	$0.38	$0.38	$0.75	$0.44	$(0.30)	$(0.85)	$(0.91)
Net income, diluted	0.37	0.37	0.73	0.42	(0.30)	(0.85)	(0.91)
Book value	12.26	11.49	11.86	10.86	7.65	7.98	8.82
Weighted Average Number of Shares Outstanding:
Basic	2,579	2,572	2,575	1,474	1,427	1,427	693
Diluted	2,656	2,655	2,659	1,553	1,427	1,427	693

Performance Ratios:
Return on average assets	0.93%	1.15%		1.04%	0.50%		(0.59)%		(2.81)%		(2.38)%
Return on average equity	6.38%	6.84%		6.49%	6.52%		(3.98)%		(10.19)%		(5.35)%
Net interest margin	4.12%	4.30%		3.97%	4.02%		3.34%		2.86%		0.54%
Efficiency ratio	63.35%	58.55%		56.77%	71.65%		89.41%		107.84%		181.34%
Asset Quality Ratios:
Nonperforming loans to total loans	0.30%	0.00%		0.34%	0.00%		0.00%		0.00%		0.00%
Nonperforming loans to total assets	0.27%	0.00%		0.31%	0.00%		0.00%		0.00%		0.00%
Net charge-offs to average total loans	0.05%	0.00%		0.03%	<.01%		0.00%		0.00%		0.00%
Allowance for loan losses to nonperforming loans	413.19%	n/m	(1)%	372.89%	n/m	(1)%	n/m	(1)%	n/m	(1)%	0.00%
Allowance for loan losses to total loans	1.22%	1.29%		1.25%	1.35%		1.47%		1.50%		1.50%

(1)
Not a meaningful measurement because Carolina National did not have any nonperforming loans.

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollar amounts in thousands, except per share data)
Capital Ratios:
Equity to Assets	14.01%	16.27%	14.64%	15.99%	11.07%	18.09%	38.38%
Leverage ratio	14.23%	11.27%	10.27%	11.21%	6.88%	14.33%	23.18
Tier 1 risk-based capital ratio	15.02%	13.14%	10.37%	11.93%	7.07%	12.99%	41.93
Total risk-based capital ratio	16.21%	11.89%	11.57%	13.18%	10.37%	14.42%	42.82

SELECTED UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

        On August 27, 2007, First National and Carolina National jointly announced the signing of a definitive agreement to merge Carolina National with and into First National. The following selected unaudited pro forma condensed financial information presents the impact on First National of the acquisition of Carolina National. In the merger, Carolina National shareholders will receive cash in an amount not to exceed $16,748,159 and a maximum of 2,649,431 shares of First National common stock.

        Under the purchase method of accounting, First National will record the assets and liabilities of Carolina National at their fair values on the closing date of the merger. The selected unaudited pro forma condensed balance sheet as of June 30, 2007 has been prepared under the assumption that the Carolina National acquisition was completed on that date. The selected unaudited pro forma condensed statements of earnings for the six months ended June 30, 2007, and the year ended December 31, 2006, have been prepared under the assumption that the merger was completed on January 1, 2007 and January 1, 2006, respectively.

        The selected unaudited pro forma condensed financial information is presented for illustrative purposes only, and does not indicate either the operating results that would have occurred had the merger been consummated on January 1, 2006 or January 1, 2007, as the case may be, or future results of operations or financial condition. The selected unaudited pro forma condensed financial information is based upon assumptions and adjustments that First National believes are reasonable. No assumptions have been applied to the selected pro forma condensed financial statements regarding possible revenue enhancements, expense efficiencies or asset dispositions. The selected unaudited pro forma condensed financial statements should be read in conjunction with First National's consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operation" which are both included in this document.

Selected Unaudited Pro Forma Condensed Statements of Financial Condition
As of June 30, 2007

	FNSC 6/30/07	CNCP 6/30/2007	Purchase Adjustments		Pro Forma Combined
	(Dollars in thousands)
Assets
Cash and cash equivalents	$88,604	$21,728	$(20,912	)(1)	$89,420
Loans	450,568	200,406			650,974
Securities available for sale	71,925	0	0		71,925
Goodwill	0	0	28,890	(2)	28,890
Core deposit intangible	0	0	2,260	(3)	2,260
Other assets	15,231	3,532			18,763

Total assets	$554,885	$225,666	$10,238		$790,789

Liabilities and Equity
Deposits	$443,094	$192,462			$635,556
Borrowings	67,804	0	0		67,804
Trust preferred securities	13,403	0	0		13,403
Other liabilities	2,710	1,593	836	(3)	5,141

Total liabilities	527,013	194,055	836		721,904
Common equity	27,872	31,611	9,402	(4)	68,885

Equity	27,872	31,611	9,402		68,885
Total liabilities and equity	$554,885	$225,666	$10,238		$790,789

(1)
To record cash paid for Carolina National shares, options and warrants and for transaction costs.

(2)
To record goodwill.

(3)
To recognize core deposit intangible component of goodwill and related deferred taxes.

(4)
To record additional equity issued in business combination transaction.

Selected Unaudited Pro Forma Condensed Statement of Operations
For the Year Ended December 31, 2006

	First National Stand-alone Full Year 2006	Carolina National Stand-alone Full Year 2006	Purchase Adjustments		Pro Forma Combined
	(Dollars in thousands)
Interest income:
Loans	$26,237	$12,783			$39,020
Securities	1,977	83			2,060
Other	672	682	(1,150	)(1)	204

Total interest income	28,886	13,204	(1,150)		41,284
Interest expense:
Deposits	12,134	5,497			17,631
Short-term debt	1,714	45			1,759
Long-term debt	877	—			877

Total interest expense	14,725	5,542			20,267
Net interest income	14,284	8,006	(1,150)		21,017
Provision for loan losses	1,192	603	—		1,795
Noninterest income	2,079	413			2,492
Noninterest expense:
Salaries and employee benefits	5,128	2,421			7,549
Occupancy and equipment expense	1,046	649			1,695
Public relations	609	153			762
Data processing and ATM expense	587	387			974
Other	1,531	1,170			2,701

Total noninterest expense	8,901	4,780			13,681
Intangibles amortization	—	—	376	(2)	376
Income before income taxes	6,147	3,036	(1,526)		7,657
Provision for income taxes	2,095	1,107	(562	)(3)	2,640
Net income	$4,052	$1,929	$(964)		$5,017

Net income available to common	$4,052	$1,929	$(964)		$5,017

Notes

(1)
To reduce interest income for the effects of cash used in the acquisition based upon a 5.5% rate earned on overnight funds.

(2)
To record amortization of the core deposit intangible using the sum of years' digits method over a 10 year life.

(3)
To adjust income tax expense at a rate of 37% applied to the foregoing adjustments to income before income taxes

Selected Unaudited Pro Forma Condensed Statement of Operations
For the Six Months Ended June 30, 2007

	First National Stand-alone Six Months 6/30/07	Carolina National Stand-alone Six Months 6/30/07	Purchase Adjustments		Pro Forma Combined
	(Dollars in thousands)
Interest income:
Loans	$17,117	$7,711			$24,828
Securities	1,537	50			1,587
Other	132	320	(575	)(1)	(123)

Total interest income	18,786	8,081	(575)		26,292
Interest expense:
Deposits	8,687	3,778			12,465
Short-term debt	1,377	422			1,388
Long-term debt	506	92			506

Total interest expense	10,570				14,359
Net interest income	8,216	4,292	(575)		11,933
Provision for loan losses	791	92	—		883
Noninterest income	1,705	183			1,888
Noninterest expense:
Salaries and employee benefits	3,680	1,384			5,064
Occupancy and equipment expense	893	431			1,324
Other	2,028	1,020			3,048

Total noninterest expense	6,601	2,835			9,436
Intangibles amortization	—	—	185	(2)	185
Income before income taxes	2,529	1,548	(760)		3,317
Provision for income taxes	885	561	281	(3)	1,165
Net income	$1,644	$987	$(479)		$2,152

Preferred stock dividends	—	—	—
Net income available to common	$1,644	$987	$(479)		$2,152

Notes

(1)
To reduce interest income for the effects of cash used in the acquisition based upon a 5.5 rate earned on overnight funds.

(2)
To record amortization of the core deposit intangible using the sum of years' digits method over a 10 year life.

(3)
To adjust income tax expense at a rate of 37% applied to the foregoing adjustments to income before income taxes

UNAUDITED COMPARATIVE PER SHARE DATA

        The following summary presents per share information for First National and Carolina National on a historical, pro forma combined and pro form diluted equivalent basis for the periods and as of the dates indicated below. The pro forma information gives effect to the Carolina National merger accounted for using the purchase method of accounting. This information should be read in conjunction with the companies' historical financial statements and related notes and pro forma condensed financial data included elsewhere herein. The pro forma information should not be relied upon as being indicative of the historical results the companies would have had if the merger had occurred before such periods or the future results that the companies will experience after the merger.

        The pro forma combined income per diluted share has been computed based on the diluted average number of shares of common stock of First National adjusted for the additional shares to be issued in connection with the acquisition of Carolina National. The merger equivalent income per diluted share of Carolina National is based on the number of shares of First National common stock into which each share of Carolina National common stock will be converted in the merger.

        The pro forma combined book value per share is based upon the pro forma combined equity of First National divided by the pro forma number of outstanding shares of the combined companies as of June 30, 2007. The merger equivalent book value per share of Carolina National is based on the number of shares of First National common stock into which the shares of Carolina National common stock outstanding as of June 30, 2007 will be converted in the merger—2,649,431 shares. The foregoing assumes that the shares of First National common stock to be issued will have a value of $14.75 per share, which was the value assigned to the First National common stock in the merger agreement.

	Six months ended June 30, 2007	Year ended December 31, 2006
Net Earnings per common share:
Earnings per diluted share:
First National	$0.37	$0.94
Carolina National	0.37	0.73
Pro forma combined	0.30	0.70
First National merger equivalent(1)	0.44	1.03
Balance Sheet date:
Net book value per share
First National	$7.54	$7.29
Carolina National	12.26	11.86
Pro forma combined	9.77	9.50
First National merger equivalent(1)	14.34	13.95

(1)
Calculated by multiplying the Pro forma combined information by the exchange ratio of 1.4678.

RISK FACTORS

        If the merger is consummated and you are a Carolina National shareholder, you may receive shares of First National common stock in exchange for your shares of Carolina National common stock. An investment in First National common stock is subject to a number of risks and uncertainties, many of which also apply to your existing investment in Carolina National common stock. Risks and uncertainties relating to general economic conditions are not summarized below. Those risks, among others, are highlighted on page 23 under the heading "Cautionary Statement Regarding Forward-Looking Statements."

        However, there are a number of other risks and uncertainties relating to First National that you should consider in deciding how to vote on the merger in addition to the risks and uncertainties associated with financial institutions generally. Many of these risks and uncertainties could affect First National's future financial results and may cause First National's future earnings and financial condition to be less favorable than First National's expectations. There are also a number of risks related to the merger that shareholders of both First National and Carolina National should consider in deciding how to vote on the merger. This section summarizes those risks.

Risks Related to the Merger

        First National and Carolina National shareholders will experience a reduction in percentage ownership and voting power of their shares as a result of the merger.

        First National shareholders and Carolina National shareholders will experience a substantial reduction in their respective percentage ownership interests and effective voting power relative to their respective percentage ownership interests in First National and Carolina National compared to their ownership interests and voting power prior to the merger. If the merger is consummated, current First National shareholders will own approximately 66.1% of First National's outstanding common stock, on a fully diluted basis, and current Carolina National shareholders will own approximately 33.9% of First National's outstanding common stock, on a fully diluted basis. Accordingly, former Carolina National shareholders will own less than a majority of the outstanding voting stock of the combined company and could, as a result, be outvoted by current First National shareholders if such current First National shareholders voted together as a group. Therefore, neither group of shareholders will have the same control over the combined company as they currently have over their respective companies. Because former Carolina National shareholders will own more than a third of the outstanding voting stock of First National after the consummation of the merger, these shareholders, if they voted together as a group, could block certain transactions that could be favored by pre-merger First National shareholders.

        The total merger consideration is fixed despite any changes in First National's common stock price.

        Each share of Carolina National common stock you own will be converted into the right to receive 1.4678 shares of First National common stock or cash, or a combination of cash and stock. The price of First National common stock when the merger occurs may be lower or higher than the price at the date of this joint proxy statement/prospectus and at the date of Carolina National's special meeting. Such variations in the price of First National common stock may result from changes in the business, operations, or prospects of First National, regulatory considerations, general market and economic conditions, and other factors. At the time of Carolina National's special meeting, you will not know the exact value of the consideration you will receive when the merger is completed, and the value could be significantly lower than the values set forth in this joint proxy statement/prospectus.

        The form of merger consideration Carolina National shareholders ultimately receive could be different from the form elected based on the form of merger consideration elected by other Carolina National shareholders.

        All Carolina National shareholders will be permitted to make an election as to the form of consideration to receive: cash, First National common stock, or a combination of both. Because the total amount of First National common stock and cash to be issued in the merger is fixed, the exchange agent will be allowed, subject to limitations set forth in the agreement, to adjust the form of consideration that a Carolina National shareholder will receive in order to ensure no greater than 70% of the outstanding shares of Carolina National common stock are converted into shares of First National common stock and no greater than 30% of the shares of Carolina National common stock are converted into cash. Consequently, if either the stock consideration or the cash consideration is oversubscribed, you could receive a different form of consideration from the form you elect, which could result in different tax consequences than you had anticipated.

        The exercise of outstanding stock options and warrants held by First National directors, executive officers, and employees and the conversion of First National's Series A Preferred Stock into shares of common stock will result in the dilution of ownership in First National.

        As of August 31, 2007, First National had outstanding options to purchase 299,598 shares of First National common stock at a weighted average exercise price of $6.94 per share. All of these options are held by First National's executive officers and employees. First National also had outstanding warrants held by its directors as of August 31, 2007 to purchase 697,533 shares of common stock with a weighted average exercise price of $3.92 per share. As of August 31, 2007, First National had 720,000 shares of Series A Preferred Stock outstanding, which are convertible at any time by the Series A Preferred Stock shareholder into shares of First National common stock at an initial conversion price of $17.50 per share. Assuming that approximately 156,635 Carolina National options and warrants are converted into First National options and warrants, or 50% of the Carolina National options and warrants outstanding as of the date of the merger agreement, the total outstanding options, warrants, and Series A Preferred stock will represent 33.9% of outstanding fully diluted shares of First National common stock after the merger. The issuance of shares subject to outstanding options, warrants, or Series A Preferred Stock will result in dilution of shareholders' ownership in First National common stock.

        Combining our two companies may be more difficult, costly, or time consuming than we expect.

        First National and Carolina National have operated, and, until completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees or disruption of each company's ongoing business or inconsistencies in standards, procedures, and policies that would adversely affect our ability to maintain relationships with clients and employees or to achieve the anticipated benefits of the merger. If we have difficulties with the integration process, we might not achieve the economic benefits we expect to result from the acquisition. As with any merger of banking institutions, there also may be business disruption that causes First National or Carolina National to lose customers or cause customers to take their deposits or move their loans out of our banks and move their business to other financial institutions.

        We may not receive regulatory approvals or such approvals may take longer than expected or impose conditions we do not presently anticipate.

        The merger, including the merger of the two banks, must be approved by the Federal Reserve, the Office of the Comptroller of the Currency, and the South Carolina Board of Financial Institutions. These regulatory agencies will consider, among other things, the competitive impact of the merger, our financial and managerial resources and the convenience and needs of the communities to be served. As part of that consideration, we expect that the Federal Reserve, the Office of Comptroller of the Currency, and the South Carolina Board of Financial Institutions will review the capital position, safety and soundness, and legal and regulatory compliance matters and Community Reinvestment Act matters. There can be no assurance as to whether these approvals will be received, the timing of those approvals, or whether any conditions will be imposed that might limit our ability to do business after the merger as we presently anticipate.

        The merger agreement limits Carolina National's ability to pursue alternatives to the merger.

        The merger agreement contains provisions that limit Carolina National's ability to discuss competing third party proposals to acquire all or a significant part of Carolina National. In addition, Carolina National has agreed to pay First National fees of up to $1,750,000 if the transaction is terminated because Carolina National decides to pursue another acquisition transaction, among other things. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Carolina National from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share price that than proposed in the merger with First National, or might result in a potential competing acquirer proposing to pay a lower per share price to acquire Carolina National than it might otherwise have proposed to pay.

        First National's trading volume has been low compared with larger bank holding companies and the sale of substantial amounts of our common stock in the public market could depress the price of our common stock.

        The average daily trading volume of our shares of common stock on The NASDAQ Global Market for the three months ended August 31, 2007 was approximately 803 shares. Lightly traded stock can be more volatile than stock trading in an active public market like those for larger financial institutions. First National cannot predict the extent to which an active public market for its common stock will develop or be sustained. In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies have experience wide fluctuations that have not necessarily been related to their operating performance. Therefore, First National's shareholders may not be able to sell their shares at the volumes, prices, or times that they desire. First National cannot predict the effect, if any, that future sales of First National common stock in the market, or availability of shares of First National common stock for sale in the market, will have on the market price of First National's common stock. First National can give no assurance that sales of substantial amounts of First National common stock in the market, or the potential for large amounts of sales in the market, would not cause the price of First National's securities to decline or impair its ability to raise capital through sales of First National common stock.

  Risks Related to First National—the Combined Company

        Significant risks accompany the recent and continued expansion of First National.

        First National has recently experienced significant growth, and will likely continue to grow by opening new branches or loan production offices and through acquisitions. Such expansion could place a strain on First National's resources, systems, operations, and cash flow. First National's ability to manage this expansion will depend on its ability to monitor operations and control costs, maintain effective quality controls, expand its internal management and technical and accounting systems and otherwise successfully integrate new branches and acquired businesses. If it fails to do so, First National's business, financial condition, and operating results will be negatively impacted. Because First National may continue to grow by opening new branches or loan production offices and acquiring banks or branches of other banks that it believes provide a strategic fit with its business, First National cannot assure you that it will be able to adequately or profitably manage this growth. Risks associated with acquisition activity include the following:

  •
  difficulties and expense associated with identifying and evaluating potential acquisitions and merger partners;

  •
  inaccuracies in estimates and judgments to evaluate credit, operations, management, and market risks with respect to the target institution or assets;

  •
  our ability to finance an acquisition;

  •
  the diversion of management's attention to negotiate a transaction and integrate the operations and personnel of an acquired business;

  •
  our lack of experience in markets into which we may enter;

  •
  difficulties and expense in integrating the operations and personnel of the combined businesses;

  •
  loss of key employees and customers as a result of an acquisition that is poorly received; and

  •
  the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on our results of operations.

        First National has never acquired another institution before and therefore lacks experience in handling any of these risks. Also, we may issue equity securities, including common stock, and securities convertible into shares of our common stock in connection with future acquisitions, which could cause ownership and economic dilution to our current shareholders.

        First National's decisions regarding credit risk may materially and adversely affect its business.

        Making loans and other extensions of credit is an essential element of our business. Although First National seeks to mitigate risks inherent in lending by adhering to specific underwriting practices, First National may incur losses on loans that meet its underwriting criteria, and these losses may exceed our loan loss reserves. The risk of nonpayment is affected by a number of factors, including:

  •
  the duration of the credit;

  •
  credit risks of a particular customer;

  •
  changes in economic and industry conditions; and

  •
  in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

        While First National generally underwrites the loans in its portfolio in accordance with its own internal underwriting guidelines and regulatory supervisory limits, in certain circumstances First National has made loans that exceed either its internal underwriting guidelines, supervisory limits, or both. As of June 30, 2007, approximately $37.8 million, or approximately 8.7%, of its loans, net of unearned income, had loan-to-value ratios that exceeded regulatory supervisory limits. First National generally considers making such loans only after taking into account the financial strength of the borrower. The number of loans in First National's portfolio with loan-to-value ratios in excess of supervisory limits, First National's internal guidelines, or both could increase the risk of delinquencies or defaults in First National's portfolio. Any such delinquencies or defaults could have an adverse effect on First National's results of operations and financial condition.

        First National has a concentration of credit exposure in commercial real estate and a downturn in commercial real estate could adversely affect its business, financial condition, and results of operations.

        As of June 30, 2007, First National had approximately $285 million in loans outstanding to borrowers in the commercial real estate industry, representing approximately 65.1% of its total loans outstanding as of that date. The real estate consists primarily of owner-occupied properties, warehouse and other commercial properties. These types of loans are generally viewed as having more risk of default than residential real estate loans. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner's business or the property to service the debt. Cash flows may be affected significantly by general economic conditions, and a downturn in the local economy or in occupancy rates in the local economy where the property is located could increase the likelihood of default. Because First National's loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in its level of non-performing loans. An increase in non-performing loans may result in a loss of earnings from these loans, an increase in the related provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on First National's financial condition and results of operations.

        First National's commercial real estate loans have grown 86.4%, or $132 million, since December 31, 2005. The banking regulators are giving commercial real estate lending greater scrutiny, and may require banks with higher levels of commercial real estate loans to implement more stringent underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures.

        First National has a high concentration of construction and development loans in its loan portfolio which carry a higher degree of risk than long-term financing of existing properties.

        As of June 30, 2007, total construction and development loans amounted to $149.7 million, or 32.9%, of First National's total loan portfolio. Included in the $149.7 million was $22.1 million outstanding under construction loan facilities, or 14.8% of our construction and development loan portfolio, that were made to commercial construction developers. Construction and development loans generally carry a higher degree of risk than long-term financing of existing properties because repayment depends on the ultimate completion of the project or home and usually on the sale of the property or permanent financing. Specific risks include:

  •
  cost overruns;

  •
  mismanaged construction;

  •
  inferior or improper construction techniques;

  •
  economic changes or downturns during construction;

  •
  rising interest rates that may prevent sale of the property; and

  •
  failure to sell completed projects or units in a timely manner.

        The occurrence of any of the preceding risks could result in the deterioration of one or more of these loans which could significantly increase First National's percentage of non-performing assets. An increase in non-performing loans may result in a loss of earnings from these loans, an increase in the related provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on First National's financial condition and results of operations.

        A downturn in the real estate market in First National's market areas could adversely affect First National's profitability and financial condition.

        A downturn in the real estate market could increase loan delinquencies, defaults and foreclosures, and significantly impair the value of First National's collateral and its ability to sell the collateral upon foreclosure. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If real estate values decline, it is also more likely that First National would be required to increase its allowance for loan losses. If during a period of reduced real estate values First National is required to liquidate the property collateralizing a loan to satisfy the debt or to increase the allowance for loan losses, it could materially reduce First National's profitability and adversely affect the company's financial condition. Although First National closely monitors and manages risk concentrations and utilizes various portfolio management practices, First National's loan portfolio contains a number of real estate loans with relatively large balances. The deterioration of one or a few of these loans could cause a significant increase in nonperforming loans, and an increase in overall nonperforming loans could result in a net loss of earnings, an increase in the provision for loan losses and an increase in loan charge-offs, all of which could have a material adverse effect on First National's financial condition and results of operations.

        The success of First National's growth strategy depends on our ability to identify and retain individuals with experience and relationships in the markets in which it intends to expand.

        First National intends to expand its banking network over the next several years, not just in its current market areas of Spartanburg, Charleston, Greenville, Columbia, and Rock Hill but also in other fast-growing markets throughout South Carolina, and in contiguous states. First National believes that to expand into new markets successfully, it must identify and retain experienced key management members with local expertise and relationships in these markets. First National expects that competition for qualified management in the markets in which it expands will be intense and that there will be a limited number of qualified persons with knowledge of and experience in the community banking industry in these markets. Even if First National identifies individuals that it believes could assist in establishing a presence in a new market, First National may be unable to recruit these individuals away from more established banks. Many experienced banking professionals employed by its competitors are covered by agreements not to compete or solicit their existing customers if they were to leave their current employment. These agreements make the recruitment of these professionals more difficult. The market for highly qualified banking professionals is competitive, and First National cannot assure you that it will be successful in attracting, hiring, motivating or retaining them.

        In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out its strategy is often lengthy. First National's inability to identify, recruit, and retain talented personnel to manage new branches effectively and in a timely manner would limit its growth and could materially adversely affect its business, financial condition, and results of operations.

        First National depends on key individuals, and the unexpected loss of one or more of these key individuals could curtail its growth and adversely affect its prospects.

        Jerry L. Calvert, First National's president and chief executive officer, has substantial experience with its operations and has contributed significantly to its growth since First National's founding. If it were to lose Mr. Calvert's services, he would be difficult to replace and its business and development could be materially and adversely affected. First National's success is dependent on the personal contacts and local experience of Mr. Calvert and other key management personnel in each of its market areas. First National's success also depends on its continued ability to attract and retain experienced loan originators, as well as its ability to retain current key executive management personnel, including the chief financial officer, Kitty B. Payne, the retail banking manager, Robert W. Murdoch, Jr., and the chief lending officer, David H. Zabriskie. First National has entered into employment agreements with each of these executive officers. The existence of such agreements, however does not necessarily assure that it will be able to continue to retain their services. The unexpected loss of any of these key personnel could adversely affect its growth strategy and prospects to the extent First National is unable to replace such personnel.

        First National's business strategy includes the continuation and successful management of significant growth, and if it fails to grow or fails to manage its growth effectively as it pursues this strategy, this failure could negatively affect First National's business, financial condition, and results of operations.

        First National intends to continue developing its business by pursuing a significant growth strategy primarily centered around a branching strategy. First National's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in significant growth stages of development. In order to execute its growth strategy successfully, First National must, among other things, continue its loan growth, improve its profitability and utilize technology to enhance customer service and maximize deposit growth. In addition, First National's ability to successfully grow will depend on the continued availability of desirable business opportunities, its ability to attract and retain highly qualified employees, and the competitive responses from other financial institutions in its market. If First National is unable to hire additional employees or if First National is unable to retain its current employees, its staffing levels will be insufficient to support the planned growth, and First National's business, financial condition, and results of operations would be adversely affected.

        First National may not be able to expand its market presence in its existing markets or successfully enter new markets or guarantee that any such expansion will not adversely affect its results of operations. Failure to manage its growth effectively could have a material adverse effect on its business, future prospects, financial condition and results of operations, and could adversely affect its ability to successfully implement its business strategy. Also, if its growth occurs more slowly than anticipated or declines, its operating results could be materially adversely affected.

        The building of market share through First National's de novo branching strategy could cause its expenses to increase faster than its revenues.

        First National intends to continue to build market share through its de novo branching strategy in addition to its acquisition strategy. First National opened a new branch in downtown Charleston in April 2007 and relocated its Greenville branch, which originally opened in October 2006, to a permanent location at our new Greenville market headquarters in June 2007. We also opened a new branch in Greer, South Carolina in August 2007. First National may identify other branch locations and request approval from its banking regulators to open full-service branches. There are considerable costs involved in opening branches. New branches generally do not generate sufficient revenues to offset their costs until they have been in operation for at least one year or more. Accordingly, First National's new branches can be expected to negatively impact its earnings for some period of time until they reach certain economies of scale. First National's expenses could be further increased if it encounters delays in the opening of any of new branches. In addition, it may be unable to open any additional branches and, if it does open these branches, they may not be profitable.

  First National will face risks with respect to future expansion.

        First National's strategy is to increase the size of its franchise by expanding into new markets or lines of business and offering new products or services by aggressively pursuing business development opportunities. These activities involve a number of risks, including:

  •
  taking additional time and creating expense associated with evaluating new markets for expansion, hiring experienced local management, and opening new branches, as there may be a substantial time lag between these activities before First National generates sufficient assets and deposits to support the costs of the expansion;

  •
  taking a significant amount of time negotiating a transaction or working on expansion plans, resulting in the diversion of management's attention from the operation of its existing business;

  •
  creating an adverse short-term effect on its results of operations; and

  •
  time and expense of evaluating, selecting, and introducing new products and services into its business.

        First National may not be successful in overcoming these risks or other problems encountered in connection with expansion activities and it can give no assurance that such expansion will result in the level of profits First National seeks. Its inability to overcome these risks could have a material adverse effect on First National's ability to achieve its business strategy and on its financial condition and results of operations.

        The lack of seasoning of First National's loan portfolio makes it difficult to assess the adequacy of its loan loss reserves accurately.

        First National attempts to maintain an appropriate allowance for loan losses to provide for losses inherent in its loan portfolio. First National periodically determines the amount of the allowance based on consideration of several factors, including:

  •
  an ongoing review of the quality, mix, and size of its overall loan portfolio;

  •
  its historical loan loss experience;

  •
  evaluation of economic conditions;

  •
  regular reviews of loan delinquencies and loan portfolio quality; and

  •
  the amount and quality of collateral, including guarantees, securing the loans.

        However, there is no precise method of estimating credit losses, since any estimate of loan losses is necessarily subjective and the accuracy depends on the outcome of future events. In addition, due to its rapid growth over the past several years and its limited operating history, a large portion of the loans in its loan portfolio was originated recently. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as seasoning. As a result, a portfolio of more mature loans will usually behave more predictably than a newer portfolio. Because First National's loan portfolio is relatively new, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which may be higher than current levels. If charge-offs in future periods increase, First National may be required to increase its provisions for loan losses, which would decrease its net income and possibly its capital.

        Although First National believes the allowance for loan losses is a reasonable estimate of known and inherent losses in its loan portfolio, it cannot fully predict such losses or that its loan loss allowance will be adequate in the future. Excessive loan losses could have a material impact on its financial performance. Consistent with its loan loss reserve methodology, First National expects to make additions to its loan loss reserve levels as a result of its loan growth, which may affect its short-term earnings.

        Federal regulators periodically review First National's allowance for loan losses and may require it to increase its provision for loan losses or recognize further loan charge-offs, based on judgments different than those of its management. Any increase in the amount of its provision or loans charged-off as required by these regulatory agencies could have a negative effect on its operating results.

  First National could sustain losses from a decline in credit quality.

        First National's earnings are significantly affected by its ability to properly originate, underwrite and service loans. First National could sustain losses if borrowers, guarantors, or related parties fail to perform in accordance with the terms of their loans or if First National fails to detect or respond to deterioration in asset quality in a timely manner. Problems with credit quality or asset quality could cause its interest income and net interest margin to decrease and its provisions for loan losses to increase, which could adversely affect First National's business, financial condition, and results of operations.

        First National depends on the accuracy and completeness of information about clients and counterparties and our financial condition could be adversely affected if it relies on misleading information.

        In deciding whether to extend credit or to enter into other transactions with clients and counterparties, First National may rely on information furnished to it by or on behalf of clients and counterparties, including financial statements and other financial information, which First National does not independently verify. First National also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to clients, First National may assume that a customer's audited financial statements conform with GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. First National's financial condition and results of operations could be negatively affected to the extent it relies on financial statements that do not comply with GAAP or are materially misleading.

        Changes in interest rates and First National's ability to successfully manage interest rates may reduce its profitability.

        First National's profitability depends in large part on its net interest income, which is the difference between interest income from its interest-earning assets, such as loans and investment securities, and interest expense on its interest-bearing liabilities, such as deposits and borrowings. First National believes that it is asset sensitive over a one-year time frame, which means that its net interest income will generally rise in higher interest rate environments and decline in lower interest rate environments. First National's net interest income may be adversely affected if the market interest rate changes such that the interest it pays on deposits and borrowings increases faster than the interest it earns on loans and investments. Many factors cause changes in interest rates, including governmental monetary policies and domestic and international economic and political conditions. The Federal Reserve increased interest rates 17 times for a total of 425 basis points since June 2004 until September 2007 when the Federal Reserve decreased interest rates by 50 basis points. While First National intends to manage the effects of changes in interest rates by adjusting the terms, maturities, and pricing of its assets and liabilities, its efforts may not be effective, which could adversely affect its financial condition and results of operations. In addition, there are costs associated with its risk management techniques, and these costs could be material.

        Because of the differences in maturities and repricing characteristics of its interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Fluctuations in interest rates are not predictable or controllable and therefore, there can be no assurances of its ability to continue to maintain a consistent positive spread between the interest earned on its interest-earning assets and the interest paid on its interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect its net interest income and, in turn, its profitability. In addition, loan volumes are affected by market interest rates on loans. Rising interest rates generally are associated with a lower volume of loan originations while lower interest rates are usually associated with higher loan originations. Conversely, in rising interest rate environments, loan repayment rates will generally decline and in falling interest rate environments, loan repayment rates will likely increase. Interest rates also affect how much money we can lend. When interest rates rise, the cost of borrowing increases. Accordingly, changes in market interest rates could materially and adversely affect First National's net interest income, asset quality, and loan origination volume.

        First National's small- to medium-sized business target markets may have fewer financial resources to weather a downturn in the economy.

        First National targets the banking and financial services needs of small- and medium-sized businesses. These businesses generally have fewer financial resources in terms of capital borrowing capacity than larger entities. If general economic conditions negatively impact these businesses in the markets in which it operates, its business, financial condition, and results of operations may be adversely affected.

        An economic downturn, especially one affecting the market areas of Spartanburg, Charleston, Greenville, Rock Hill, or Columbia, could reduce First National's customer base, its level of deposits, and its demand for financial products such as loans.

        First National's success significantly depends upon the general economic conditions in its markets. If the communities in which it operates do not grow or if prevailing economic conditions locally or nationally are unfavorable, its business may not succeed. An economic downturn would likely contribute to the deterioration of the quality of its loan portfolio and reduce its level of deposits, which in turn would hurt its business. Interest received on loans represented approximately 91.14% of its interest income for the six months ended June 30, 2007. If an economic downturn occurs in the economy as a whole, or in the market areas of Spartanburg, Charleston, Greenville, Rock Hill, or Columbia, borrowers may be less likely to repay their loans as scheduled.

        Moreover, the value and liquidity of real estate or other collateral that may secure First National's loans in its market areas could be adversely affected by an economic downturn. Real estate values in its market areas have risen substantially over the last several years. If the value of real estate decreases or does not continue to rise, First National's business could be adversely affected. Unlike many larger institutions, First National is not able to spread the risks of unfavorable local economic conditions across a large number of diversified economies or markets. First National often secures loans with real estate collateral. As of June 30, 2007, approximately 93.8% of its loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If First National is required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, its business, financial condition, and results of operations could be negatively affected. A general economic downturn, including a decline in the real estate market, could, therefore, result in losses that materially and adversely affect our business.

        First National may have higher loan losses than is allowed for in its allowance for loan losses.

        First National's loan losses could exceed its allowance for loan losses. In addition, First National's average loan size continues to increase and reliance on historic allowance for loan losses may not be adequate. Approximately 74% of its loan portfolio is composed of construction, commercial mortgage and commercial loans. Repayment of such loans is generally considered more subject to market risk than repayment of residential mortgage loans. Industry experience shows that a portion of loans will become delinquent and a portion of loans will require partial or entire charge-off. Regardless of the underwriting criteria utilized, losses may be experienced as a result of various factors beyond First National's control, including among other things, changes in market conditions affecting the value of loan collateral and problems affecting the credit of our borrowers.

        First National's recent operating results may not be indicative of its future operating results.

        First National may not be able to sustain its historical rate of growth or even grow its business at all. Because of its relatively small size and short operating history, it will be difficult for First National to replicate historical earnings growth as it continues to expand. Consequently, First National's historical results of operations will not necessarily be indicative of its future operations. Various factors, such as economic conditions, regulatory and legislative considerations, and competition, may also impede its ability to expand market presence. If First National experiences a significant decrease in its historical rate of growth, its business, financial condition, and results of operations may be adversely affected because a high percentage of operating costs are fixed expenses and would not experience a proportionate decrease.

        Liquidity needs could adversely affect First National's financial condition and results of operations.

        First National relies on dividends from its bank subsidiary as its primary source of funds. The primary sources of funds of the bank subsidiary are customer deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and international instability.

        Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to customers on alternative investments and general economic conditions. Accordingly, First National may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include proceeds from Federal Home Loan Bank advances, sales of investment securities and loans, and federal funds lines of credit from correspondent banks, as well as out-of-market time deposits. While First National believes that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if First National continues to grow and experience increasing loan demand. First National may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate.

        First National is subject to extensive regulation that could limit or restrict our activities.

        First National operates in a highly regulated industry and is subject to examination, supervision, and comprehensive regulation by the Office of Comptroller of the Currency, the FDIC, and the Federal Reserve. Compliance with these regulations is costly and restricts certain activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of branches. First National must also meet regulatory capital requirements. If it fails to meet these capital and other regulatory requirements, First National's financial condition, liquidity, and results of operations would be materially and adversely affected. First National's failure to remain "well capitalized" and "well managed" for regulatory purposes could affect customer confidence, its ability to grow, its cost of funds and FDIC insurance, its ability to pay dividends on its capital stock, and its ability to make acquisitions.

        The laws and regulations applicable to the banking industry could change at any time, and the effects of these changes on First National's business and profitability cannot be predicted. For example, new legislation or regulation could limit the manner in which First National conducts its business, including the ability to obtain financing, attract deposits, make loans and expand its business through opening new branch offices. Many of these regulations are intended to protect depositors, the public, and the FDIC, not shareholders. In addition, the burden imposed by these regulations may place First National at a competitive disadvantage compared to competitors who are less regulated. The laws, regulations, interpretations, and enforcement policies that apply to First National have been subject to significant change in recent years, sometimes retroactively applied, and may change significantly in the future. The cost of compliance with these laws and regulations could adversely affect First National's ability to operate profitably. Moreover, as a regulated entity, First National can be requested by regulators to implement changes to its operations. First National has addressed areas of regulatory concern, including interest rate risk, through the adoption of board resolutions and improved policies and procedures.

        Changes in federal laws could adversely affect First National's wholesale mortgage division.

        Changes in federal laws regarding the oversight of mortgage brokers and lenders could adversely affect First National's ability to originate, finance, and sell residential mortgage loans. The enactment of federal laws, such as licensing requirements for mortgage bankers, applicable to the types of mortgage loans originated could increase costs of operations and adversely affect origination volume, which would negatively impact First National's business, financial condition, and results of operation.

        First National faces strong competition for customers in its market areas, which could prevent it from obtaining customers and may cause it to pay higher interest rates to attract deposits.

        The banking business is highly competitive and the level of competition facing First National may increase further. First National experiences competition in its market areas from commercial banks, savings and loan associations, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national, and international financial institutions that operate offices in its primary market areas and elsewhere. Competitors that are not depository institutions are generally not subject to the extensive regulations that apply to First National.

        First National competes with these institutions both in attracting deposits and in making loans. In addition, First National has to attract its customer base from other existing financial institutions and from new residents. Many competitors are well-established, larger financial institutions, such as BB&T, Bank of America, and Wachovia, with substantially greater access to capital and other resources. These institutions offer larger lending limits and some services, such as extensive and established branch networks, that First National does not provide. In new markets, First National will also compete against well-established community banks that have developed relationships within the community.

        Our relatively smaller size can be a competitive disadvantage due to the lack of multi-state geographic diversification and the inability to spread marketing costs across a broader market. First National may not be able to compete successfully with other financial institutions in its markets and may have to pay higher interest rates, as it has done in some marketing promotions in the past, to attract deposits, resulting in reduced profitability. In addition to paying higher interest rates to attract deposits, First National may need to find alternative funding sources to fund the growth in its loan portfolio. In 2006, deposit growth was not sufficient to fund First National's loan growth so it had to use Federal Home Loan Bank advances, out-of-market time deposits, and principal and interest payments on available-for-sale securities to make up the difference. However, First National's borrowing ability is limited and it may be put in the position of choosing between slowing the growth of its loan portfolio or contraction in its net interest margin if it must pay higher rates for deposits and borrowings.

        First National's growth may require it to raise additional capital that may not be available when it is needed, or at all.

        Regulatory authorities require First National to maintain adequate levels of capital to support its operations. In the future, it may need to raise additional capital to support continued growth. The ability to raise additional capital, if needed, will depend in part on conditions in the capital markets at that time, which are outside First National's control, and on its financial performance. Accordingly, additional capital may not be raised, if and when needed, on terms acceptable to First National, or at all. If it cannot raise additional capital when needed, First National's ability to further expand its operations through internal growth and acquisitions could be materially impaired. In addition, if it issues additional equity capital, its existing shareholders' interests would be diluted.

        Efforts to comply with the Sarbanes-Oxley Act of 2002 will continue to involve significant expenditures, and non-compliance with the Sarbanes-Oxley Act of 2002 may adversely affect business.

        The Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the SEC that are now applicable to First National, have increased the scope, complexity, and cost of corporate governance, reporting, and disclosure practices. First National has experienced, and expects to continue to experience, greater compliance costs, including costs of completing its audit and the costs related to maintaining and certifying internal controls, as a result of the Sarbanes-Oxley Act. First National expects these new rules and regulations to continue to increase its accounting, legal, and other costs, and to make some activities more difficult, time consuming, and costly. In the event that First National is unable to maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, it may be adversely affected.

        First National is evaluating its internal control systems in order to allow management to report on, and the independent registered public accounting firm to attest to, First National's internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. If First National identifies significant deficiencies or material weaknesses in its internal control over financial reporting that it cannot remediate in a timely manner, or if First National is unable to receive a positive attestation from its independent registered public accounting firm with respect to its internal control over financial reporting, the trading price of its common stock could decline, its ability to obtain any necessary equity or debt financing could suffer, and its common stock could ultimately be delisted from The Nasdaq Global Market. In this event, the liquidity of the common stock would be severely limited and the market price of those securities would likely decline significantly.

        In addition, the rules adopted as a result of the Sarbanes-Oxley Act could make it more difficult and more costly for First National to obtain certain types of insurance, including directors' and officers' liability insurance, which could make it more difficult for it to attract and retain qualified persons to serve on the board of directors or as executive officers.

        First National may identify a material weakness or a significant deficiency in its internal control over financial reporting that may adversely affect First National's ability to properly account for non-routine transactions.

        As First National has grown and expanded, it has added, and expects to acquire or continue to add, businesses and other activities that complement its core retail and commercial banking functions. Such acquisitions or additions frequently involve complex operational and financial reporting issues that can influence management's internal control system. While First National makes every effort to thoroughly understand any new activity or acquired entity's business process and properly integrate it into the company, First National can give no assurance that it will not encounter operational and financial reporting difficulties impacting our internal control over financial reporting.

        First National has implemented anti-takeover devices that could make it more difficult for another company to purchase us, even though such a purchase may increase shareholder value.

        In many cases, shareholders might receive a premium for their shares if First National were purchased by another company. State law and First National's articles of incorporation and bylaws make it difficult for anyone to purchase First National without the approval of First National's board of directors. For example, First National's articles of incorporation divide the board of directors into three classes of directors serving staggered three-year terms with approximately one-third of the board of directors elected at each annual meeting of shareholders. This classification of directors makes it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders would be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable. Consequently, a takeover attempt may prove difficult, and shareholders might not realize the highest possible price for their securities. See "Description of First National's Capital Stock—Anti-takeover Effects."

CAUTIONARY STATEMENT REGADING FORWARD-LOOKING STATEMENTS

        This joint proxy statement/prospectus, including information included or incorporated by reference in this document, contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to the financial condition, results of operations, plans, objectives, future performance, and business of each of First National and Carolina National, as well as certain information relating to the merger. Forward-looking statements are based on many assumptions and estimates and are not guarantees of future performance. Our actual results may differ materially from those anticipated in any forward-looking statements, as they will depend on many factors about which we are unsure, including many factors that are beyond our control. The words "may," "would," "could," "should," "will," "expect," "anticipate," "predict," "project," "potential," "believe," "continue," "contemplate," "seek," "assume," "believe," "intend," "plan," "forecast," "goal," and "estimate," as well as similar expressions, are meant to identify such forward-looking statements. Potential risks and uncertainties include, but are not limited to, those described under "Risk Factors" section beginning on page 10 and the following:

  •
  expected revenue synergies and cost savings from the combination may not be fully realized;

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  revenues following the combination may be lower than expected;

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  ability to obtain governmental approvals of the combination on the proposed terms and schedule;

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  failure of First National's and Carolina National's shareholders to approve the combination;

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  significant increases in competitive pressure in the banking and financial services industries;

  •
  changes in the interest rate environment which could reduce anticipated or actual margins;

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  changes in political conditions or the legislative or regulatory environment;

  •
  general economic conditions, either nationally or regionally and especially in our primary service areas, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality;

  •
  changes occurring in business conditions and inflation;

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  construction delays and cost overruns related to the expansion of our branch network;

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  changes in technology;

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  changes in deposit flows;

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  changes in monetary and tax policies;

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  adequacy of the level of allowance for loan loss;

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  the rate of delinquencies and amounts of charge-offs;

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  the rates of loan growth and the lack of seasoning of our loan portfolio;

  •
  changes in accounting principles, policies or guidelines;

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  our ability to maintain internal control over financial reporting;

  •
  our reliance on secondary sources such as Federal Home Loan Bank advances, sales of securities and loans, federal funds lines of credit from correspondent banks and out-of-market time deposits, to meet our liquidity needs;

  •
  adverse changes in asset quality and resulting credit risk-related losses and expenses;

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  loss of consumer confidence and economic disruptions resulting from terrorist activities;

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  changes in the securities markets; and

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  other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

        We have based our forward-looking statements on our current expectations about future events. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee you that these expectations actually will be achieved. We do not intend to do any, and assume no responsibility for, updating or revising any forward-looking statements that may be made by First National or Carolina National or on either's behalf in this joint proxy statement/prospectus or otherwise.

SPECIAL SHAREHOLDERS' MEETINGS

General

        Carolina National.    With respect to Carolina National shareholders, this document constitutes a proxy statement of Carolina National in connection with its solicitation of proxies from its shareholders for the vote on the merger and on the authorization to adjourn the special meeting, as well as a prospectus of First National in connection with its issuance of shares of First National common stock as part of the merger consideration. The proxy statement/prospectus is being mailed by Carolina National and First National to Carolina National shareholders of record on or about            , 2007, together with the notice of the special meeting of shareholders of Carolina National and a proxy solicited by Carolina National's board of directors for use at the special meeting and at any adjournments or postponements of the meeting.

        First National.    With respect to First National shareholders, this document constitutes a proxy statement of First National in connection with its solicitation of proxies from its shareholders for the vote on the merger and on the authorization to adjourn the special meeting. This proxy statement is being mailed by First National to First National shareholders of record on or about            , 2007, together with the notice of the special meeting of shareholders of First National and a proxy solicited by First National's board of directors for use at the special meeting and at any adjournments or postponements of the meeting.

Meeting Dates, Times, and Places and Record Dates

        Carolina National.    The Carolina National special meeting will be held at            , Columbia, South Carolina, at    .m., local time, on            , 2007. Only holders of Carolina National common stock of record at the close of business on            , 2007 will be entitled to receive notice of and to vote at the special meeting. As of the record date, there were            shares of Carolina National common stock outstanding and entitled to vote, with each such share entitled to one vote.

        First National.    The First National special meeting will be held at            , Spartanburg, South Carolina at            .m., local time, on            , 2007. Holders of First National common stock of record at the close of business on            , 2007 will be entitled to receive notice of and to vote at the special meeting. Holders of First National Series A preferred stock of record at the close of business on            , 2007 will be entitled to receive notice of the special meeting but will not be entitled to vote at the special meeting. As of the record date, there were            shares of First National common stock outstanding and entitled to vote, with each such share entitled to one vote.

Matters to be Considered

        Carolina National.    At the Carolina National special meeting, Carolina National shareholders will be asked to approve the Agreement and Plan of Merger, dated as of August 26, 2007, by and between Carolina National and First National. Under the merger agreement, Carolina National will merge with and into First National and each share of Carolina National common stock will be converted into one of the following: (i) the right to receive $21.65 in cash; (ii) the right to receive 1.4678 shares of First National common stock; or (iii) a combination of 70% stock (1.02746 shares of First National common stock) and 30% cash ($6.495). Carolina National shareholders will also be asked to consider a proposal to authorize the board of directors to adjourn the special meeting to allow time for further solicitation of proxies in the event there are insufficient votes present at the special meeting, in person or by proxy, to approve the merger agreement. Finally, Carolina National shareholders may also be asked to consider any other business that properly comes before the special meeting. Each copy of this joint proxy statement/prospectus mailed to Carolina National shareholders is accompanied by a proxy form for use at the special meeting. If your shares are held with a broker in "street name," you should follow the broker's instructions to indicate how you wish to vote, rather than completing the proxy form.

        First National.    At the First National special meeting, First National shareholders will be asked to approve the Agreement and Plan of Merger, dated as of August 26, 2007, by and between Carolina National and First National. First National shareholders will also be asked to consider a proposal to authorize the board of directors to adjourn the special meeting to allow time for further solicitation of proxies in the event there are insufficient votes present at the special meeting, in person or by proxy, to approve the merger agreement. Each copy of this joint proxy statement/prospectus mailed to First National shareholders is accompanied by a proxy form for use at the special meeting. If your shares are held with a broker in "street name," you should follow the broker's instructions to indicate how you wish to vote, rather than completing the proxy form.

Vote Required

        Carolina National.    Approval of the merger agreement requires the affirmative vote of two-thirds of all shares of Carolina National common stock entitled to vote at the Carolina National special meeting. Approval of the proposal to authorize adjournment will require that the number of votes cast in favor of the proposal exceed the number of votes cast against the proposal

        On the record date, there were approximately            outstanding shares of Carolina National common stock, each of which is entitled to one vote at the special meeting. On that date, the directors and executive officers of Carolina National and their affiliates beneficially owned a total of approximately    % of the outstanding shares of Carolina National common stock. Each of Carolina National's directors and executive officers has agreed, subject to several conditions, to vote his or her shares of Carolina National common stock in favor of the merger agreement. The presence, in person or by proxy, of shares of Carolina National common stock representing a majority of Carolina National's outstanding shares entitled to vote at the special meeting is necessary in order for there to be a quorum at the special meeting. A quorum must be present in order for the vote on the merger agreement to occur.

        First National.    Approval of the merger agreement requires the affirmative vote of two-thirds of all shares of First National common stock entitled to vote at the First National special meeting. Approval of the proposal to authorize adjournment will require that the number votes cast in favor of the proposal exceed the number of votes cast against the proposal.

        On the record date, there were approximately            outstanding shares of First National common stock, each of which is entitled to one vote at the special meeting. On that date, the directors and officers of First National and their affiliates beneficially owned a total of approximately            % of the outstanding shares of First National common stock. Each of First National's directors and executive officers has agreed, subject to several conditions, to vote his or her shares of First National common stock in favor of the merger agreement. The presence, in person or by proxy, of shares of First National common stock representing a majority of First National's outstanding shares entitled to vote at the special meeting is necessary in order for there to be a quorum at the special meeting. A quorum must be present in order for the vote on the merger agreement to occur.

Voting of Proxies

        Carolina National.    Shares of common stock represented by properly executed proxies received at or prior to the Carolina National special meeting will be voted at the special meeting in the manner specified by the holders of such shares. Properly executed proxies that do not contain voting instructions will be voted "FOR" approval of the merger agreement and the proposal to authorize adjournment.

        Any record shareholder present in person or by proxy (including broker non-votes, which generally occur when a broker who holds shares in street name for a customer does not have the authority to vote on certain non-routine matters because its customer has not provided any voting instructions with respect to the matter) at the special meeting who abstains from voting will be counted for purposes of determining whether a quorum exists.

        Because approval of the merger agreement requires the affirmative vote of two-thirds of all shares of Carolina National common stock entitled to vote at the Carolina National special meeting, abstentions and broker non-votes will have the same effect as negative votes. Accordingly, Carolina National's board of directors urges its shareholders to complete, date, and sign the accompanying proxy form, or such other document as your broker instructs you to use if your shares are held in "street name," and return it promptly in the enclosed, postage-paid envelope.

        First National.    Shares of common stock represented by properly executed proxies received at or prior to the First National special meeting will be voted at the special meeting in the manner specified by the holders of such shares. Properly executed proxies that do not contain voting instructions will be voted "FOR" approval of the merger agreement and the proposal to authorize adjournment. Any record shareholder present in person or by proxy (including broker non-votes, which generally occur when a broker who holds shares in street name for a customer does not have the authority to vote on certain non-routine matters because its customer has not provided any voting instructions with respect to the matter) at the special meeting who abstains from voting will be counted for purposes of determining whether a quorum exists.

        Because approval of the merger agreement requires the affirmative vote of two-thirds of the shares of First National common stock entitled to vote at the First National special meeting, abstentions and broker non-votes will have the same effect as negative votes. Accordingly, First National's board of directors urges its shareholders to complete, date, and sign the accompanying proxy form, or such other document as your broker instructs you to use if your shares are held in street name, and return it promptly in the enclosed, postage-paid envelope.

Revocability of Proxies

        Carolina National.    If you are a record shareholder, the grant of a proxy on the enclosed proxy card does not preclude you from voting in person or otherwise revoking proxy. If you are a record shareholder, you may revoke a proxy at any time prior to its exercise by delivering to the secretary of Carolina National either a duly executed revocation or a proxy bearing a later date. In addition, if you are a record shareholder, you may revoke a proxy prior to its exercise by voting in person at the special meeting. All written notices of revocation and other communications with respect to the revocation of Carolina National proxies should be addressed to Carolina National Corporation, 1350 Main Street, Columbia, South Carolina 29201, Attention: Corporate Secretary. Attendance at the special meeting will not in and of itself constitute revocation of a proxy. If your shares are held in "street name" with a broker, you must follow your broker's instructions to revoke your voting instructions. Further, if your shares are held in "street name", you may not vote in person at the meeting unless your broker provides you voting authorization.

        First National.    If you are a record shareholder, the grant of a proxy on the enclosed proxy card does not preclude you from voting in person or otherwise revoking a proxy. If you are a record shareholder, you may revoke a proxy at any time prior to its exercise by delivering to the secretary of First National either a duly executed revocation or a proxy bearing a later date. In addition, if you are a record shareholder, you may revoke a proxy prior to its exercise by voting in person at the special meeting. All written notices of revocation and other communications with respect to the revocation of First National proxies should be addressed to First National Bancshares, Inc., 215 North Pine Street, Spartanburg, South Carolina 29302, Attention: Corporate Secretary. Attendance at the special meeting will not in and of itself constitute revocation of a proxy. If your shares are held in "street name" with a broker, you must follow your broker's instructions to revoke your voting instructions. Further, if your shares are held in "street name", you may not vote in person at the meeting unless your broker provides you voting authorization.

Solicitation of Proxies

        Carolina National.    Carolina National will pay all of the costs of soliciting proxies in connection with its special meeting, except that First National will pay the costs of filing the registration statement with the SEC, of which this joint proxy statement/prospectus is a part, and one-half of the costs of printing the registration statement and this joint proxy statement/prospectus. Solicitation of proxies may be made in person or by mail, telephone, or facsimile, or other form of communication by directors, officers, and employees of Carolina National who will not be specially compensated for such solicitation. Nominees, fiduciaries, and other custodians will be requested to forward solicitation materials to beneficial owners and to secure their voting instructions, if necessary, and will be reimbursed for the expenses incurred in sending proxy materials to beneficial owners.

        First National.    First National will pay all of the costs of soliciting proxies in connection with its special meeting, the costs of filing the registration statement with the SEC, and one-half of the costs of printing the registration statement and this joint proxy statement/prospectus. Solicitation of proxies may be made in person or by mail, telephone, or facsimile, or other form of communication by directors, officers, and employees of First National who will not be specially compensated for such solicitation. Nominees, fiduciaries, and other custodians will be requested to forward solicitation materials to beneficial owners and to secure their voting instructions, if necessary, and will be reimbursed for the expenses incurred in sending proxy materials to beneficial owners.

        No person is authorized to give any information or to make any representation not contained in this joint proxy statement/prospectus and, if given or made, such information or representation should not be relied upon as having been authorized by Carolina National, First National, or any other person. The delivery of this joint proxy statement/prospectus does not, under any circumstances, create any implication that there has been no change in the business or affairs of Carolina National or First National since the date of the joint proxy statement/prospectus.

Recommendation of the Boards of Directors

        Carolina National.    Carolina National's board of directors has determined that the merger agreement and the transactions contemplated by it are in the best interests of Carolina National and its shareholders. The members of the Carolina National board of directors unanimously recommend that the Carolina National shareholders vote at the special meeting "FOR" these proposals.

        In the course of reaching its decision to approve the merger agreement and the transactions contemplated in the merger agreement, Carolina National's board of directors, among other things, consulted with its legal advisors, Haynsworth Sinkler Boyd, P.A., regarding the legal terms of the merger agreement, and with its financial advisor, McColl Partners, LLC, as to the fairness, from a financial point of view, of the consideration to be received by the holders of Carolina National common stock in the merger. For a discussion of the factors considered by Carolina National's board of directors in reaching its conclusion, see "Proposal No. 1—The Merger—Background of the Merger" and "—Carolina National's Reasons for the Merger."

        Carolina National shareholders should note that Carolina National's directors have certain interests in, and may derive benefits as a result of, the merger that are in addition to their interests as shareholders of Carolina National. See "Proposal No. 1—The Merger—Interests of Employees and Directors of Carolina National in the Merger."

        First National.    First National's board of directors has determined that the merger agreement and the transactions contemplated by it are in the best interests of First National and its shareholders. The members of the First National board of directors unanimously recommend that the First National shareholders vote at the special meeting "FOR" these proposals.

        In the course of reaching its decision to approve the merger agreement and the transactions contemplated in the merger agreement, First National's board of directors, among other things, consulted with its legal advisors, Nelson Mullins Riley & Scarborough LLP, regarding the legal terms of the merger agreement, and with its financial advisor, Howe Barnes Hoefer & Arnett, Inc. as to the fairness, from a financial point of view, of the merger consideration to the holders of First National common stock. For a discussion of the factors considered by First National's board of directors in reaching its conclusion, see "Proposal No.1—The Merger—Background of the Merger" and "—First National's Reasons for the Merger."

PROPOSAL NO. 1—THE MERGER

        The descriptions of the terms and conditions of the merger, the merger agreement, and any related documents in this joint proxy statement/prospectus are qualified in their entirety by reference to the copy of the merger agreement attached as Appendix A to this joint proxy statement/prospectus, to the registration statement, of which this joint proxy statement/prospectus is a part, and to the exhibits to the registration statement.

General

        The merger agreement provides that if all of the conditions set forth in the merger agreement are satisfied or waived, Carolina National will merge with and into First National, with First National remaining in existence as the surviving corporation in the merger. Carolina National Bank and Trust Company, a wholly-owned subsidiary of Carolina National, will also merge with and into First National Bank of the South, a wholly-owned subsidiary of First National, with First National Bank of the South remaining in existence as the surviving bank in the Merger.

Background of the Merger

        As Carolina National approached the fifth anniversary of its bank subsidiary, it began to receive indications of interest from several other financial institutions in discussing the possible acquisition of Carolina National. The expressions of interest coincided with a substantial increase in competitive pressures in the Columbia, South Carolina market caused by the entry of new banks and out-of-market banks into the market. In light of the foregoing factors, Carolina National's board of directors decided to explore potential merger opportunities and to compare the possible benefits of a merger with the possible benefits of remaining independent.

        Carolina National invited representatives from McColl Partners LLC to make a presentation to the executive committee of the board of directors on April 11, 2007. At this meeting, McColl Partners reviewed a preliminary analysis of Carolina National's current franchise value, Carolina National's competitive positioning and key market trends, as well as the status of the current market for financial institution mergers. McColl Partners also described a proposed method for determining the level of serious interest that might exist among potential qualified acquirors.

        On May 24, 2007, the executive committee authorized the engagement of McColl Partners as Carolina National's financial advisor to determine the kind of proposals that might be available for a merger transaction. McColl Partners prepared a list of potential merger partners that McColl Partners believed would have both the ability to engage in a merger transaction with Carolina National as well as an interest in such a transaction. The list included the financial institutions that had previously indicated an interest in acquiring Carolina National. In July 2007, McColl Partners contacted these financial institutions and offered to provide information about Carolina National after entry into a confidentiality agreement. McColl asked the financial institutions that entered into the confidentiality agreement to submit nonbinding indications of interest, including key merger terms to McColl Partners, by August 2, 2007. Five of the financial institutions that signed confidentiality agreements submitted nonbinding indications of interest.

        On August 2, 2007, McColl Partners discussed the indications of interest with an ad hoc subcommittee of Carolina National's executive committee. Based on the favorable level of the indications of interest, four of these institutions visited Carolina National to conduct due diligence and meet with senior management. Due diligence was conducted from August 6, 2007 through August 17, 2007.

        McColl Partners requested that each of the financial institutions conducting due diligence submit a final proposal, together with a marked up version of a form of definitive merger agreement, the initial draft of which had been provided by Carolina National, by the end of the day on August 22, 2007.

        On August 23, 2007, the ad hoc subcommittee and the executive committee met with McColl Partners to review the proposals with a view towards making a recommendation to the full board of directors. The full board of directors met later on August 23, 2007 and received a review of the process described above, a review of the proposals and the executive committee's recommendation to pursue a transaction, subject to McColl Partners' clarifying some points in several of the proposals.

        The ad hoc subcommittee met with McColl Partners again on August 24, 2007 to review the proposals in light of the clarification of the unclear points. The ad hoc subcommittee concluded that the proposal of First National was the best offer and included a greater portion of the price in cash than any of the other proposals and was comparable to the other proposals on other points. Accordingly, the subcommittee decided to recommend the First National proposal to the full board of directors and directed Carolina National's counsel and financial advisor to work out the remaining details of a definitive merger agreement with First National's counsel and financial advisor.

        A draft of a substantially complete definitive merger agreement with First National was distributed to all the directors of Carolina National early on August 24, 2007. The full board of directors met by telephone conference at 7:00 p.m. on August 26, 2007 along with its financial advisor and counsel to review the proposed transaction and the terms of the merger agreement. McColl Partners explained the process it had undertaken to be able to give its fairness opinion to the board and stated that, subject to the assumptions and qualifications in the fairness opinion, in its opinion the proposed transaction was fair from a financial perspective to the shareholders of Carolina National. Carolina National's counsel described and explained the provisions of the merger agreement. After a discussion of the merits and risks of the proposed transaction, the board of directors voted unanimously to approve the transaction and authorized the execution and delivery of the definitive merger agreement with First National.

Carolina National's Reasons for the Merger

        In reaching its determination that the proposed transaction and the merger agreement are fair to, and in the best interests of, Carolina National and its shareholders, Carolina National's board of directors consulted with its advisers and counsel, as well as with Carolina National's management, and considered a number of factors, including, without limitation, the following:

  •
  Carolina National's current business, operations, earnings, financial condition, and current and future market conditions as well as reasonable expectations of future performance and operations;

  •
  The terms of the transactions proposed by the financial institutions that submitted proposals, including both the amount and nature of the consideration proposed to be paid in comparison to one another as well as to other similar transactions occurring in the recent past within South Carolina;

  •
  The recent market performance of the common stock of the financial institutions that submitted proposals, as well as the recent earnings performance and dividend payment history of those institutions;

  •
  The belief of the Carolina National board of directors that the terms of the merger agreement with First National are attractive in that the merger agreement allows Carolina National's shareholders to become shareholders in First National and/or receive a substantial cash payment in exchange for their shares of Carolina National common stock;

  •
  The difficulty of remaining independent in the Columbia, South Carolina market and the risks of de novo branching out of the Columbia, South Carolina market versus the benefits of combining with a financial institution with a significant out-of-market presence;

  •
  The alternatives to a merger, including remaining an independent institution;

  •
  The competitive and regulatory environment for financial institutions generally;

  •
  The wide range of banking products and services the companies that submitted proposals offer to their customers;

  •
  The impact of the proposed merger on Carolina National's employees and Carolina National's community;

  •
  The ability of Carolina National shareholders to retain a voice in management oversight by having four of the company's directors elected to the board of First National, and appoint the directors of Carolina National to the Columbia regional board of First National Bank of the South;

  •
  The belief of Carolina National's board of directors, based upon analysis of the anticipated financial effects of the merger, that upon consummation of the merger, First National and its banking subsidiary would remain well-capitalized institutions, the financial positions of which would be in excess of all applicable regulatory capital requirements;

  •
  McColl Partners' opinion that the consideration Carolina National shareholders will receive as a result of the merger is fair from a financial point of view;

  •
  The belief of Carolina National's board of directors that, in light of the reasons discussed above, First National was an attractive choice as a long-term affiliation partner of Carolina National; and

  •
  The expectation that the merger will generally be a tax-free transaction to Carolina National shareholders with respect to the First National common stock received by virtue of the merger.

        Carolina National's board of directors did not assign any specific or relative weight to the foregoing factors in their considerations.

First National's Reasons for the Merger

        First National's board of directors considered several factors in determining that the merger with Carolina National is fair to, and in the best interests of, First National and its shareholders. The First National board did not assign any specific or relative weight to the factors in its consideration. The material factors considered by the First National board included, without limitation, that the merger would:

  •
  Create a premier community banking franchise in South Carolina, which will have a substantial foothold in some of the best markets in South Carolina (Spartanburg, Greenville, Columbia, Charleston, and Rock Hill);

  •
  Accelerate First National's stated goals of expanding into the Columbia market, which is one of South Carolina's largest and most quickly growing markets, and of having a statewide presence;

  •
  Provide substantial economies of scale, including, substantial cost savings opportunities from combining the back offices and opportunity to capitalize from a strong combined management team and board;

  •
  Add talented management, employees, and directors to First National's team;

  •
  Increase shares of common stock outstanding to approximately 6.3 million and increase liquidity for First National shareholders;

  •
  Provide greater visibility with bank research analysts;

  •
  Enhance the combined company's ability to attract and serve larger business clients;

  •
  Generate more retail business for the combined company from Carolina National's branch network; and

  •
  Create the opportunity for First National's wholesale mortgage division to handle Carolina National's loan referrals.

Opinion of Carolina National's Financial Advisor

        By a letter dated May 29, 2007, Carolina National retained McColl Partners to act as its exclusive financial advisor in connection with a possible business combination. McColl Partners, as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. Carolina National selected McColl Partners based on its experience and reputation.

        McColl Partners acted as exclusive financial advisor to Carolina National in connection with its proposed merger with First National and participated in certain of the negotiations leading to the execution of the merger agreement. On August 26, 2007, Carolina National's board met to consider and approve the merger agreement. At this meeting, McColl Partners delivered its oral opinion, subsequently reaffirmed in writing that, as of such date, the merger consideration was fair to Carolina National's shareholders from a financial point of view.

        The full text of McColl Partners' written opinion to the Carolina National board of directors, dated August 26, 2007, is attached as Appendix B to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by McColl Partners in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Carolina National shareholders are encouraged to read the entire opinion carefully in connection with their consideration of the proposed merger.

        McColl Partners' opinion speaks only as of the date of the opinion. The opinion was directed to the Carolina National board of directors and is directed only to the fairness of the merger consideration to Carolina National shareholders from a financial point of view. It does not address the underlying business decision of Carolina National to engage in the merger or any other aspect of the merger and is not a recommendation to any Carolina National shareholder as to how such shareholder should vote at the special meeting with respect to the merger, or any other matter.

        McColl Partners has consented to the inclusion of its opinion and to the inclusion of the summary of its opinion in this joint proxy statement/prospectus. In giving such consent, McColl Partners does not concede that it comes within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder, nor does it concede that it is an expert within the meaning of the term "expert" as used in the Securities Act or the rules and regulations of the Securities and Exchange Commission thereunder with respect to any part of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part.

        In connection with its opinion, McColl Partners reviewed, among other things:

  •
  The August 26, 2007 form of merger agreement and certain related documents;

  •
  Certain publicly available financial statements and other historical financial information of Carolina National that McColl Partners deemed relevant;

  •
  Certain publicly available financial statements and other historical financial information of First National that McColl Partners deemed relevant;

  •
  Internal financial projections for Carolina National for the year ending December 31, 2007 prepared by and reviewed with management of Carolina National;

  •
  The publicly reported historical price and trading activity for the common stock of Carolina National and the common stock of First National, including a comparison of certain financial and stock market information for Carolina National and First National with similar publicly available information for certain other companies whose securities are publicly traded;

  •
  The financial terms of certain recent business combinations in the banking industry, to the extent publicly available;

  •
  The current market environment generally and the banking environment in particular; and

  •
  Such other information, financial studies, analyses and investigations and financial, economic and market criteria as McColl Partners considered relevant.

        McColl Partners also discussed with certain members of management of Carolina National the business, financial condition, results of operations, regulatory relations and prospects of Carolina National and held similar discussions with certain members of management of First National regarding the business, financial condition, results of operations, regulatory relations and prospects of First National. McColl Partners also has held discussions with officers, directors and the representatives and advisors of Carolina National and First National regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition and future prospects of their respective companies.

        In performing its review, McColl Partners has relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by Carolina National or First National or their respective representatives or that was otherwise reviewed by McColl Partners, and McColl Partners assumes no responsibility for independently verifying the accuracy and completeness of such information. In that regard, McColl Partners has assumed that the internal financial forecasts prepared by the managements of Carolina National and First National have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of the Carolina National and First National, respectively. McColl Partners has also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Carolina National, First National or the expected benefits of the merger. McColl Partners has further relied on the assurances of the managements of Carolina National and First National that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading.

        McColl Partners is not an expert in evaluating loan and lease portfolios for purposes of assessing the adequacy of the allowance for loan and lease losses, or evaluating mortgage servicing rights, core deposit intangibles or goodwill for purposes of assessing any impairment thereto. McColl Partners did not make an independent evaluation or appraisal of any specific assets, any collateral securing assets, or the liabilities, including any contingent, derivative or off-balance sheet assets or liabilities, of Carolina National or First National or any of their subsidiaries. McColl Partners did not make an independent evaluation of the adequacy of the allowance for loan losses of Carolina National or First National nor have McColl Partners reviewed any individual credit files relating to Carolina National or First National. McColl Partners has assumed that the respective allowances for loan losses for both Carolina National and First National are adequate to cover such losses and will be adequate for the combined entity on a pro forma basis after all accounting adjustments for the merger and the related transactions. With respect to the financial projections for Carolina National and First National used by McColl Partners in its analyses, Carolina National's and First National's managements confirmed to McColl Partners that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of Carolina National and First National and McColl Partners assumed that such performances would be achieved. McColl Partners expresses no opinion as to such financial projections or the assumptions on which they are based. McColl Partners has also assumed that there has been no material change in Carolina National's or First National's assets, financial condition, results of operations, regulatory relations, business or prospects since the date of the most recent financial statements made available to it.

        McColl Partners has assumed in all respects material to its analysis that Carolina National and First National will remain as going concerns for all periods relevant to its analyses, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the representations, warranties, covenants and conditions precedent contained in the merger agreement and in any related documents, instruments and agreements are not waived or changed and that the merger will not be taxable for federal income tax purposes at the corporate level or as to any holder of Carolina National who receives First National shares solely as part of the merger.

  Summary of the Proposed Merger

        McColl Partners reviewed the financial terms of the proposed transaction as of August 24, 2007, whereby each Carolina National shareholder will be entitled to receive in exchange for one share of Carolina National common stock: (i) $21.65 in cash; (ii) 1.4678 shares of First National common stock; or (iii) a combination of stock and cash; provided that, in the aggregate, 70% of Carolina National's common stock shall be exchanged for shares of First National common stock and 30% exchanged for cash. Based upon the terms of the merger agreement, and First National's share price of $14.75 on August 24, 2007, McColl Partners calculated a transaction value of approximately $59.3 million. The analysis is based upon Carolina National's 2,578,623 outstanding shares of common stock and an aggregate of 313,269 outstanding options and warrants to purchase shares of common stock at a weighted average exercise price of $10.57. The transaction value represented a 59.19% premium over the August 24, 2007 closing sales price of Carolina National's common stock of $13.60.

        Assuming that each outstanding share of Carolina National Stock is converted into the right to receive $6.495 in cash (representing 30% of $21.65) without interest, and a number of shares of First National common stock equal to 1.0275 (representing 70% of 1.4678, the fixed exchange ratio), and based upon Carolina National's unaudited financial information for the twelve months ended June 30, 2007, McColl Partners calculated the following ratios:

Transaction value / LTM earnings	29.66x
Transaction value / Book value	1.77x
Transaction value / Tangible book value	1.77x
Transaction value / Total assets	26.28%
Tangible book premium / Core deposits(1)	24.97%
Premium / Trading Price(2)	59.19%

(1)
Core deposits equals total deposits less time deposits with balances greater than $100,000 and brokered CDs.

(2)
Premium to Carolina National trading price is based on Carolina National's closing price as of August 24, 2007.

  Meaningful Mergers and Acquisitions Transaction Analysis

        McColl Partners reviewed and compared actual information for groups of pending and completed United States bank merger and acquisition transactions (from January 1, 2006 through August 24, 2007) that it deemed pertinent to an analysis of the merger. The pricing ratios for the merger were compared to the highest, lowest and median ratios of (i) price to book value, (ii) price to tangible book value, (iii) price to last twelve months' earnings, or LTM earnings, (iv) price to total assets; and (v) core deposit premium, for each of the following transaction groups, announced since January 1, 2006:

  •
  All bank merger and acquisition transactions in the United States with seller's assets less than $1 billion; and

  •
  All Southeast-based bank merger and acquisition transactions with seller's assets less than $1 billion.

        The following table represents a summary analysis of the bank merger and acquisition transactions fitting the criteria listed above analyzed by McColl Partners based on the announced transaction values:

        Price as a Multiple of:

	No. of Transactions	Book Value (x)	Tangible Book Value (x)	LTM Earnings (x)	Total Assets (%)	Core Deposit Premium (%)
All U.S. Bank Mergers Median	414 deals	2.11x	2.22x	24.21x	21.17%	17.11%
All Southeast Bank Mergers Median	36 deals	2.41x	2.51x	23.58x	24.59%	23.56%
First National/Carolina National Transaction Multiples	—	1.77x	1.77x	29.66x	26.28%	24.97%

  Contribution Analysis

        McColl Partners analyzed the relative contribution of Carolina National and First National to various items of the pro forma combined entity's income statement and balance sheet items as of, and for the period ended, June 30, 2007, including assets, deposits, equity, net income and market capitalization. This analysis excludes any purchase accounting and merger-related adjustments. The pro forma ownership analysis assumes 70% of the aggregate consideration is in the form of First National common stock and excludes any effects of Carolina National options that will be exchanged for First National options upon completion of the merger. The results of McColl Partners' analysis are set forth in the following table.

	First National	Carolina National
Pro forma ownership (excludes options)	58%	42%
Net interest income	65%	35%
Net income to common	68%	32%
Total deposits	70%	30%
Total equity	58%	42%
Total assets	71%	29%
Net loans	69%	31%

  Dividend Discount Analysis

        McColl Partners reviewed and analyzed Carolina National's estimates for the fiscal years ending December 31, 2007 and 2008 and, based on discussions with Carolina National's management, assumed that Carolina National continues to increase assets to $400 million in 2011, maintaining constant return on average assets consistent with management's estimates. Using a normalized equity to assets ratio of 10%, McColl Partners prepared the following implied equity values per share at various discount rates and exit price to earnings ratios:

        Implied Equity Value Per Share Assuming Exit P/E Ratio:

Discount Rate	22.0x	24.0x	26.0x
12.0%	$18.59	$19.93	$21.28
14.0%	$17.47	$18.72	$19.97
16.0%	$16.46	$17.62	$18.78

  Public Reference Company Analysis

        McColl Partners used publicly available information to compare the financial performance for Carolina National and a group of selected publicly traded financial institutions (as of August 24, 2007). The group consisted of 22 publicly traded bank and bank holding companies located in Georgia, North Carolina, South Carolina and Virginia, with $150 million to $250 million in total assets. The analysis calculated the median pricing ratios of the proposed Carolina National and First National merger and the public reference companies, based upon publicly available financial information as of June 30, 2007 and market data as of August 24, 2007. The table below sets forth the comparable data.

        Price as a Multiple of:

	No. of Transactions	Book Value (x)	Tangible Book Value (x)	LTM Earnings (x)	Total Assets (%)
Reference Group Median	22	1.43x	1.43x	15.12x	14.88%
First National/Carolina National Transaction	—	1.77x	1.77x	29.66x	26.28%

  Premiums Paid Analysis

        McColl Partners reviewed and compared the premiums paid on a group of selected pending and completed mergers and acquisitions in the United States as a whole and in the Southeastern United States. The selected transactions represented the group of transactions referenced above in the Meaningful Mergers and Acquisitions Transaction Analysis, in which seller's assets were less than $1 billion in transactions announced since January 1, 2006. Based on the trading price of the seller's stock 1 day, 6 days, and 30 days prior to announcement, McColl Partners prepared the following analysis of premiums.

Median Values	Carolina National	United States	Southeast
1 Day Prior	59.19%	27.85%	32.83%
6 Days Prior	59.19%	32.43%	32.43%
30 Days Prior	35.31%	34.50%	35.36%

        Based on the aforementioned analyses and McColl Partners' experience with numerous mergers involving bank institutions, it is the opinion of McColl Partners that the merger consideration to be received by Carolina National shareholders in the merger is fair from a financial point of view.

        No institution used as a comparison in the above analyses is identical to Carolina National, First National or the combined entity, and no other merger transaction is identical to their merger. Accordingly, an analysis of the comparable companies and transactions is not purely mathematical; rather, such analyses involve complex considerations and judgments concerning differences in financial, market and operating characteristics of the companies and other factors that could affect the trading characteristics of the companies to which Carolina National, First National and the combined entity are being compared.

        McColl Partners' opinion was necessarily based upon financial, economic, monetary, market and other conditions as in effect on, and the information made available to it as of August 26, 2007. Events occurring after that date could materially affect its opinion. McColl Partners has no obligation to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after August 26, 2007. McColl Partners expressed no opinion as to what the value of First National shares will be when issued to Carolina National's shareholders at the closing of the merger pursuant to the merger agreement or the prices at which Carolina National shares or First National shares may trade at any time.

        Carolina National has agreed to pay McColl Partners a transaction fee in connection with the merger of 1.5% of the aggregate merger consideration, of which $50,000 has been paid and the balance of which is contingent, and payable, upon closing of the merger. Carolina National has also agreed to pay McColl Partners $150,000 for the preparation of the fairness opinion, $75,000 of which shall be credited against the transaction fee. In addition, Carolina National has agreed to reimburse certain of McColl Partners' reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify McColl Partners and its affiliates and their respective partners, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under federal securities laws. McColl Partners has not been engaged to provide any other services to Carolina National in the past two years.

Opinion of First National's Financial Advisor

        On August 26, 2007, at a meeting of the First National board of directors, Howe Barnes Hoefer & Arnett, Inc. delivered to the First National board of directors its opinion, to the effect that, as of that date and based upon and subject to various assumptions, matters considered, and limitations on Howe Barnes' review described in the opinion, the merger consideration provided for in the merger was fair, from a financial point of view, to the holders of First National common stock. No limitations were imposed by First National on Howe Barnes with respect to the investigations made or the procedures followed in rendering its opinion.

        First National retained Howe Barnes to act as its financial advisor in connection with analyzing the proposed merger with Carolina National. First National selected Howe Barnes as its financial advisor based upon Howe Barnes' qualifications, expertise, and reputation advising financial institutions and other companies with regard to mergers and acquisitions.

        The full text of Howe Barnes' written opinion to First National's board, dated August 26, 2007, which sets forth the assumptions made, matters considered and extent of review by Howe Barnes, is attached as Appendix C and is incorporated herein by reference. You should read the fairness opinion carefully and in its entirety. The following summary of Howe Barnes' opinion is qualified in its entirety by reference to the full text of the opinion. Howe Barnes' opinion is directed to First National's board and does not constitute a recommendation to any shareholder of First National as to how a shareholder should vote with regard to the merger at the shareholders meeting described in this joint proxy statement/prospectus. The opinion addresses only the fairness, from a financial point of view, of the merger consideration to the holders of First National's common stock. The opinion does not address the relative merits of the merger or any alternatives to the merger, the underlying decision of First National's board to approve or proceed with or effect the merger, or any other aspect of the merger.

        Howe Barnes has consented to the inclusion of its opinion and to the inclusion of the summary of its opinion in this joint proxy statement/prospectus. In giving such consent, Howe Barnes does not concede that it comes within the category of persons whose consent is required under Section 7 of the

Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder, nor does it concede that it is an expert within the meaning of the term "expert" as used in the Securities Act or the rules and regulations of the Securities and Exchange Commission thereunder with respect to any part of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part.

        In connection with rendering its opinion, Howe Barnes:

  •
  Reviewed the terms of the merger agreement;

  •
  Reviewed Carolina National's most recent proxy statement, annual reports on Form 10-KSB for the three calendar years ended December 31, 2006, 2005 and 2004, and quarterly reports on Form 10-Q for the calendar quarters ended June 30, 2007 and March 31, 2007 filed with the Securities and Exchange Commission;

  •
  Reviewed First National's most recent proxy statement, annual reports on Form 10-K and Form 10-KSB for the three calendar years ended December 31, 2006, 2005 and 2004, and quarterly report on Form 10-Q for the calendar quarters ended June 30, 2007 and March 31, 2007 filed with the Securities and Exchange Commission;

  •
  Reviewed current reports of First National and Carolina National as filed on Form 8-K with the Securities and Exchange from January 1, 2004 to August 26, 2007;

  •
  Reviewed annual reports to stockholders of First National and Carolina National for the three calendar years ended December 31, 2006, 2005 and 2004;

  •
  Reviewed certain internal financial information and financial forecasts relating to the business, earnings, cash flows, assets and prospects of the respective companies furnished to us by First National and Carolina National;

  •
  Held discussions with members of senior management of First National and Carolina National, including without limitation, legal advisors and others concerning the past and current results of operations of First National and Carolina National, their respective current financial condition and managements' opinions of their respective future prospects;

  •
  Reviewed the historical record of reported prices, trading activity and dividend payments for both First National and Carolina National;

  •
  Compared the reported financial terms of selected recent business combinations in the banking industry; and

  •
  Performed such other studies and analyses as Howe Barnes considered appropriate under the circumstances.

        The written opinion provided by Howe Barnes to First National, dated as of August 26, 2007, was necessarily based upon economic, monetary, financial market, and other relevant conditions as of the date the opinion was rendered. Accordingly, you should understand that although subsequent developments may affect its opinion, Howe Barnes does not have any obligation to further update, revise, or reaffirm its opinion.

        In connection with its review and arriving at its opinion, with the consent of First National's board, Howe Barnes assumed and relied upon the accuracy and completeness of the financial information and other pertinent information provided by First National and Carolina National to Howe Barnes for purposes of rendering its opinion. Howe Barnes did not assume any obligation to independently verify any of the information discussed above, including, without limitation, information from published sources, as being complete and accurate. With regard to the financial information, including financial projections it received from First National and Carolina National, as well as projections of cost savings,

Howe Barnes assumed that this information reflected the best available estimates and good faith judgments of management as to First National's future performance and that the projections provided a reasonable basis upon which Howe Barnes could formulate its opinion. First National does not publicly disclose internal management forecasts or projections of the type utilized by Howe Barnes in connection with Howe Barnes' role as its financial advisor, and those forecasts and projections were not prepared with a view towards public disclosure. The forecasts and projections were based upon numerous variables and assumptions that are inherently uncertain, including, among others, factors relative to the general economic and competitive conditions First National faces. Accordingly, actual results could vary significantly from those set forth in the forecasts and projections.

        Howe Barnes does not purport to be an expert in the evaluation of loan portfolios or the allowance for loan losses with respect to loan portfolios and, accordingly, assumes that First National's allowances and Carolina National's allowances were adequate to cover any losses. In addition, Howe Barnes has not reviewed and does not assume any responsibility for any individual credit files and did not make an independent evaluation, appraisal, or physical inspection of the assets or liabilities, contingent or otherwise, of First National's or Carolina National's individual properties, nor was Howe Barnes provided with any such appraisals. In addition, for purposes of rendering its written opinion, Howe Barnes assumed that (i) the merger will be consummated in accordance with the terms set forth in the Merger Agreement, without any waiver of any of its material terms or conditions, and that obtaining the necessary regulatory approvals for the merger will not have an adverse effect on either separate institution or the combined entity, and (ii) the merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, the Securities Exchange Act of 1934, and all other applicable federal and state statutes, rules, and regulations. In addition, for purposes of its opinion, Howe Barnes relied on advice of counsel to First National and Carolina National as to all legal and financial reporting matters with respect to First National and Carolina National, the merger and the merger agreement and Howe Barnes assumed, with First National's consent, that there are no legal issues with regard to First National or Carolina National that would affect Howe Barnes' opinion, and Howe Barnes relied on this assumption without undertaking any independent investigation or inquiry.

        In connection with rendering its opinion to First National's board, Howe Barnes performed a variety of financial and comparative analyses, which are briefly summarized below. Such summaries do not purport to be a complete description of the analyses performed by Howe Barnes. The fact that any specific analysis has been referred to in the summaries below is not meant to indicate that the analysis was given greater weight than any other analysis. Accordingly, the ranges of values resulting from any particular analysis described below should not be taken to be Howe Barnes' view of First National's or the combined company's actual value. Moreover, Howe Barnes believes that the analyses must be considered as a whole and that selecting portions of the analyses and the factors considered, including information presented in tabular form, without considering all of the analyses and factors, could create an incomplete understanding of the process underlying the analyses and, more importantly, a misleading or incomplete view of its opinion as to fairness from a financial point of view that is based on those analyses.

  Comparable Transaction Analysis

        Howe Barnes reviewed fourteen bank acquisitions announced since June 30, 2004 where the selling bank was headquartered in the Southeast U.S., had a return on average assets of 0.50% or higher, had a tangible capital ratio of 9.0% or higher, had assets between $100 million and $400 million, and had a ratio of non-performing assets to total assets of less than 2.00% (referred to in the table below as "Guideline Transactions"):

Acquiror	Target
Yadkin Valley Financial	Cardinal State Bank
WGNB Corp.	First Haralson Corp.
Gateway Financial Holdings	Bank of Richmond NA
Sandy Spring Bancorp Inc.	Potomac Bank of Virginia
GB&T Bancshares Inc.	Mountain Bancshares Inc.
Security Bank Corp.	Neighbors Bancshares Inc.
Gwinnett Commercial Group Inc.	Buford Banking Group Inc.
Liberty Shares Inc.	Peoples Banking Corporation
Capital Bank Corp.	1st State Bancorp Inc.
South Georgia Bank Holding Company	Community National Bancorporation
First Security Group Inc.	Jackson Bank & Trust
First Horizon National Corp.	West Metro Financial Services
First Citizens Bancorporation, Inc.	Summit Financial Corp.
First Citizens Bancorporation, Inc.	People's Community Capital Corporation

        The following tables represent a summary analysis of the Guideline Transactions that were analyzed by Howe Barnes based on the announced fully-diluted transaction values:

Target	Deal Value/ Book Value (%)	Deal Value/ Tangible Book Value (%)	Deal Value/ Capital Adjusted Book Value(1) (%)
Cardinal State Bank	193	193	263
First Haralson Corp.	272	272	289
Bank of Richmond NA	281	281	432
Potomac Bank of Virginia	257	257	347
Mountain Bancshares Inc.	289	290	454
Neighbors Bancshares Inc.	296	296	418
Buford Banking Group Inc.	189	189	272
Peoples Banking Corporation	162	186	233
1st State Bancorp Inc.	167	167	315
Community National Bancorporation	175	175	182
Jackson Bank & Trust	186	186	235
West Metro Financial Services	276	276	366
Summit Financial Corp.	267	268	441
People's Community Capital Corporation	278	278	432
Median for Guideline Transactions(2)	262	263	331
Carolina National(3)	188	188	290

(1)
This ratio is defined as the price to tangible book value ratio normalized at a level of 7.0% equity to assets.

(2)
Guideline Transactions are the fourteen merger transactions listed above.

(3)
Carolina National pricing ratios based on aggregate merger consideration of $59.3 million.

Target	Deal Value/ LTM Reported Earnings(1) (x)	Deal Value/ LTM Core Earnings(2) (x)	Tangible Book Premium/ Core Deposits(3) (%)	Premium/ Trading Price(4) (%)
Cardinal State Bank	33.2	33.2	16.3	39.0
First Haralson Corp.	19.7	NA	21.9	NA
Bank of Richmond NA	27.1	27.1	32.8	56.5
Potomac Bank of Virginia	41.2	40.4	28.5	21.9
Mountain Bancshares Inc.	31.1	31.1	33.3	NA
Neighbors Bancshares Inc.	NM	NM	29.8	NA
Buford Banking Group Inc.	37.3	NA	19.5	NA
Peoples Banking Corporation	14.6	NA	12.8	NA
1st State Bancorp Inc.	30.2	31.2	24.0	6.6
Community National Bancorporation	12.5	20.8	13.8	9.2
Jackson Bank & Trust	19.2	NA	13.2	NA
West Metro Financial Services	54.5	NA	32.6	NA
Summit Financial Corp.	24.4	24.7	37.9	(5.6)
People's Community Capital Corporation	29.1	29.7	33.3	33.3
Median for Guideline Transactions(5)	29.1	30.4	26.2	21.9
Carolina National(6)	30.8	30.8	25.0	59.2

(1)
Last 12 months fully-diluted reported earnings.

(2)
Last 12 months fully-diluted core earnings (excludes non-recurring revenue and expenses adjusted for taxes).

(3)
Premium over tangible book value as a percentage of core deposits (total deposits less time deposits greater than $100,000).

(4)
Premium to closing stock price the trading day prior to announcement.

(5)
Guideline Transactions are the fourteen merger transactions listed above.

(6)
Carolina National pricing ratios based on aggregate merger consideration of $59.3 million, per share consideration of $21.65, and a prior day closing stock price of $13.60 per share.

        The analysis indicated that the value of the proposed merger fell within the range of multiples of trailing twelve months earnings, price to book value, price to tangible book value, price to capital adjusted book value, and tangible book value premium to core deposits represented by the Guideline Transactions. The value of the proposed merger represented 30.8 times trailing twelve months earnings on a reported and core basis compared to the median for the Guideline Transactions of 29.1 times reported earnings and 30.4 times core earnings. The value of the proposed merger represented 188% book value and tangible book value, which was below the median ratios for the Guideline Transactions of 262% of book value and 263% of tangible book value. Price to capital adjusted book value is a pricing ratio used to normalize the capital levels of target companies. The value of the proposed merger represents a price to capital adjusted book value of 290%, which was lower than the median of 331% for the Guideline Transactions. The value of the proposed merger also represented a 25.0% tangible book value premium to core deposits ratio, which was slightly lower than the 26.2% median for the Guideline Transactions. The premium to trading price of the proposed merger was 59.2%, which was higher than the median for the Guideline Transactions. However, Howe Barnes noted that Carolina National's stock is very thinly traded and the data for the Guideline Transactions was incomplete.

  Discounted Cash Flow Analysis

        Howe Barnes prepared a discounted cash flow analysis to estimate the present value of the future earnings contribution from the proposed merger with Carolina National. The discounted cash flow analysis generated a range of per share values for the transaction. The per share values were determined in each case by adding, respectively, (1) the "present value" of the future cash earnings contributions of Carolina National and (2) the "present value" of the "terminal value" of Carolina National's future earnings contributions net of expected transaction costs. "Present value" refers to the current value of future cash flows obtained by discounting such future cash flows by a discount rate that takes into account risk, the opportunity cost of capital, expected returns and other factors. "Terminal value" refers capitalized value of future earnings beyond the projections.

        In this analysis, Howe Barnes used Carolina National's budget for 2008 and forecasted earnings for 2009 through 2011 as a basis for the Carolina National's future earnings contributions. Howe Barnes also assumed the timely realization of cost savings and other synergies projected by the management teams of First National and Carolina National in forecasting Carolina National's future earnings contributions. Howe Barnes applied long term growth rates of 7.0% to 10.0% to the 2011 estimated earnings contribution of Carolina National to establish the terminal value. The range of long term growth rates was based on the expected sustainable growth rate of Carolina National's earnings. The future earnings contributions and terminal values of First National were then discounted using discount rates of 15% to 18%, which Howe Barnes viewed as an appropriate range of discount rates for the future earnings contribution of merger targets with the risk characteristics of Carolina National.

        Based on these assumptions, the implied per share present value of Carolina National common stock ranged from $16.64 to $34.32. Howe Barnes noted that the discounted cash flow analysis was considered because it is a widely used valuation methodology, but that the results of the methodology are not conclusive and are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, discount rates, long term growth rates, and cost savings.

  Contribution Analysis

        Howe Barnes analyzed selected balance sheet and income statement data for First National and Carolina National and compared this data to the estimated pro forma ownership of First National and Carolina National. Howe Barnes used June 30, 2007 financial statements and forecasts of earnings for the fiscal years 2008 and 2009. This analysis indicated the following percentage contributions for First

National and Carolina National as compared to the implied ownership of First National and Carolina National stockholders in the combined company:

	Contribution %
	First National	Carolina National
Fully diluted ownership(1)	66.1%	33.9%
Assets	71.1%	28.9%
Loans	69.2%	30.8%
Deposits	69.7%	30.3%
Equity	58.3%	41.7%
Tangible equity	58.3%	41.7%
2008 net income—without synergies(2)	69.4%	30.6%
2008 net income—with synergies(3)	69.9%	30.1%
2008 net income—cash basis(4)	66.3%	33.7%
2009 net income—without synergies(2)	67.6%	32.4%
2009 net income—with synergies(3)	67.3%	32.7%
2009 net income—cash basis(4)	64.9%	35.1%

*
Note all balance sheet data is as of June 30, 2007.

(1)
Based on shares outstanding as of June 30, 2007, options and warrants outstanding as of August 26, 2007 using the treasury method, full conversion of First National's convertible preferred stock outstanding as of August 26, 2007 and the Merger Consideration.

(2)
Based on forecasted net income without giving effect to merger synergies and purchase accounting.

(3)
Based on forecasted net income including merger synergies and purchase accounting.

(4)
Based on forecasted net income including merger synergies, but excluding amortization of intangibles.

  Accretion/Dilution Analysis

        In order to assess the future impact of the merger on First National's projected financial results, Howe Barnes analyzed the pro forma financial impact of the merger on:

  •
  First National's estimated earnings per share ("EPS") on a GAAP basis and a cash basis for the full years 2008 through 2011 as if the merger were consummated on December 31, 2007 both with and without estimated revenue synergies; and

  •
  First National's tangible book value per share at June 30, 2007 as if the merger were consummated on June 30, 2007.

        Based on the merger consideration, this analysis indicated that the if the merger were consummated on December 31, 2007 the impact to First National's pro forma EPS would range from $0.04 of dilution to no impact on a GAAP basis in the calendar year 2008 and from $0.01 of dilution to $0.03 of accretion on a cash basis in the calendar year 2008, assuming the timely realization of cost savings and other synergies projected by First National's and Carolina National's managements and a full year of combined operations. The analysis also indicated that the impact to First National's pro forma EPS would range from $0.01 of dilution to $0.03 of accretion on a GAAP basis in the calendar year 2009 and from $0.02 to $0.06 of accretion on a cash basis in the calendar year 2009. Alternatively, this analysis indicated that the merger would be dilutive to First National's tangible book value per share by $1.64, or 22% as of June 30, 2007.

        The estimates of achievable cost savings and revenue synergies and the timing of the realization of such cost savings and revenue synergies are based on numerous estimates, assumptions, and judgments and are subject to significant uncertainties. Actual results may vary, and variations in amounts and timing may be material.

        In performing its analyses, Howe Barnes made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond First National's or Carolina National's control. The analyses performed by Howe Barnes are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by those analyses. Accordingly, those analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, and Howe Barnes does not assume any responsibility if future results are materially different from those projected.

        The preparation of a fairness opinion is a complex process involving subjective judgment and is not necessarily susceptible to partial analyses or a summary description of such analyses. In its full analysis, Howe Barnes also included assumptions with respect to general economic, market, and other financial conditions. Furthermore, Howe Barnes drew from its past experience in similar transactions, as well as its experience in the valuation of securities and its general knowledge of the banking industry as a whole. Any estimates in Howe Barnes' analyses are not necessarily indicative of actual future results or values, which may significantly diverge more or less favorably from those estimates. Estimates of company valuations do not purport to be appraisals or to necessarily reflect the prices at which companies or their respective securities actually may be sold.

        As described above, Howe Barnes' opinion and presentation to First National's board were among the many factors taken into consideration by First National's board in making its determination to approve the merger, and to recommend that First National's shareholders approve the merger.

        First National has agreed to pay Howe Barnes a fee as compensation for its financial advisory services rendered in connection with the proposed merger. Howe Barnes has received $60,000 of compensation to date and will receive an additional $215,000 of compensation when, and if, the merger is consummated. First National's board was aware of this fee structure and took it into account in considering Howe Barnes' fairness opinion and in approving the merger. In addition, First National has agreed to indemnify Howe Barnes against liabilities arising out of the merger, including the rendering of Howe Barnes' fairness opinion.

Merger Consideration

        Under the merger agreement, Carolina National shareholders will receive one of the following forms of payment of merger consideration in exchange for each of their shares of Carolina National common stock (subject to the limitations and adjustments discussed below):

  •
  1.4678 shares of First National common stock—the stock consideration;

  •
  $21.65 in cash—the cash consideration; or

  •
  A combination of 70% stock consideration and 30% cash consideration—the mixed consideration.

        The merger agreement provides that First National will issue shares of First National common stock for 70% of the shares of Carolina National common stock outstanding on the effective date of the merger and pay cash for the remaining 30% of the shares of Carolina National common stock outstanding. Carolina National shareholders are entitled to elect to receive the stock consideration, the cash consideration, or the mixed consideration, in whole share increments, with respect to the holders' shares of Carolina National common stock. In other words, by promptly completing and timely delivering the election form, you can elect to receive cash for all of your shares of Carolina National common stock, shares of First National common stock for all of your shares of Carolina National common stock, or 30% cash and 70% shares of First National common stock for all of your shares of Carolina National common stock. As discussed below, however, you may not receive the type of merger consideration you elect.

        If shareholders of Carolina National in the aggregate elect the form of consideration so that either cash would be paid as merger consideration for more than 30% of the outstanding shares of Carolina National common stock or shares of First National common stock would be issued as merger consideration for more than 70% of the outstanding shares of Carolina National common stock, the merger agreement provides a method to reallocate cash or stock so that the merger consideration will not exceed either threshold. For a description of the reallocation method, see "Proposal No. 1—The Merger—Allocation of the Merger Consideration." Accordingly, you may receive less cash and more shares, or more shares and less cash than you elect. Either of these events is likely to result in different tax consequences from those that would have resulted had you received the exact form of merger consideration you elected.

        No fractional shares of First National common stock will be issued in connection with the merger. Instead, cash will be paid for any fraction of a share of First National common stock to which any Carolina National shareholder would otherwise be entitled upon completion of the merger. The cash paid will be an amount equal to the shareholder's fractional interest multiplied by the average of the closing sales price of First National common stock as reported on the Nasdaq Global Market during the 20 consecutive full trading days ending at the closing of trading on the later of the effective date of the last regulatory approval or the date Carolina National shareholders approve the merger.

        Neither Carolina National nor First National (or their respective boards of directors) nor their financial advisors make any recommendation as to whether you should choose the cash consideration, stock consideration, or mixed consideration for your shares of Carolina National common stock. You should consult with your own financial and tax advisors about this decision.

        Shares of First National common stock are listed for trading on the Nasdaq Global Market under the symbol "FNSC." On August 24, 2007, which was the last trading day before the announcement of the merger, the price of a share of First National common stock closed at $14.75 per share, and on            , 2007, the latest practicable date before mailing out this joint proxy statement/prospectus, the price of a share of First National common stock closed at $            per share. You should be aware that the market value of shares of First National common stock will fluctuate, and neither First National nor Carolina National can give you any assurance as to what the price of shares of First National common stock will be when the merger becomes effective. We urge you to obtain information on the market value of shares of First National common stock that is more recent than that provided in the joint proxy statement/prospectus. See "Summary—Market Prices of First National and Carolina National Common Stock; Dividend Payments" on page 8.

Illustration of Allocation of the Merger Consideration

        The following table illustrates calculations of consideration at different prices for First National common stock that would be received by a holder of 100 shares of Carolina National common stock depending on whether the shareholder elected the cash consideration, stock consideration, or a mixed consideration. These calculations do not take into consideration the effects of taxation. See "Proposal No. 1—The Merger—Important Federal Income Tax Consequences" on page 49.

        These calculations assume that there will be no oversubscription for cash or stock. The assumed closing values of the shares of First National common stock set forth in the table have been included for representative purposes only and are based on the high and low closing values for the shares of First National common stock from July 1, 2007 to September 28, 2007 and the closing values for the shares of First National common stock on August 24, 2007, the last trading day prior to the date of the merger agreement, and September 28, 2007, the last trading day of the third quarter. The closing value at the time the merger becomes effective may be less than $13.04 or more than $15.48. We cannot predict what the closing value for shares of First National common stock will be or what the value of the shares of First National common stock to be issued in the merger will be at or following merger becoming effective.

Estimating the Value of 100 Shares of Carolina National Common Stock
(Assuming various cash/share elections and First National common stock closing values)

	30% Cash Election 70% Stock Election	All Stock Election	All Cash Election
Assuming a $14.75 closing value (last trading day prior to date of merger agreement)
Value of Cash Consideration Received	$649.50	$0.00	$2,165.00
Value of Stock Consideration Received	$1,515.50	$2,165.01	$0.00
Value of Total Consideration Received	$2,165.00	$2,165.01	$2,165.00
Assuming a $15.48 closing value (high closing value)
Value of Cash Consideration Received	$649.50	$0.00	$2,165.00
Value of Stock Consideration Received	$1,590.51	$2,272.15	$0.00
Value of Total Consideration Received	$2,240.01	$2,272.15	$2,165.00
Assuming a $13.04 closing value (low closing value)
Value of Cash Consideration Received	$649.50	$0.00	$2,165.00
Value of Stock Consideration Received	$1,339.81	$1,914.01	$0.00
Value of Total Consideration Received	$1,989.31	$1,914.01	$2,165.00
Assuming a $14.12 closing value (September 28, 2007)
Value of Cash Consideration Received	$649.50	$0.00	$2,165.00
Value of Stock Consideration Received	$1,450.77	$2,072.53	$0.00
Value of Total Consideration Received	$2,100.27	$2,072.53	$2,165.00

Election of the Form of Payment of the Merger Consideration

        As soon as reasonably practicable after the effective date of the merger, First National's exchange agent will deliver or mail to Carolina National shareholders a form of election and instructions for making an election as to the form of merger consideration preferred to be received in the merger, subject to the allocation procedures described below. Upon receipt of the election form, each Carolina National shareholder should complete, date, and sign the election form and return it promptly in the prepaid, pre-addressed envelope provided with the election form. If any Carolina National shareholders do not make an election by 4:00 pm eastern time on the date set forth in the instructions on the election form (the "election deadline"), such shareholders will be deemed not to have made an election and the exchange agent will choose the merger consideration to distribute to such non-electing shareholders according to the allocation procedures.

        Elections will be properly made if the election form is accompanied by one or more certificates representing the shares of Carolina National common stock covered by the election form, or the guaranteed delivery of such certificates, together with duly completed transmittal materials. Elections may be revoked or changed upon written notice to the exchange agent before the election deadline. If a Carolina National shareholder revokes an election form and does not properly make a new election by the election deadline, the Carolina National shareholder will be deemed to have not made an election with respect to the shares covered by the revoked election form, and the exchange agent will determine the type of consideration to be received.

        The exchange agent will have reasonable discretion to determine whether any election, revocation, or change has been properly or timely made and to disregard immaterial defects in an election form, and any good faith decision of the exchange agent regarding such matters will be conclusive and binding. Neither First National nor the exchange agent is obligated to notify any person of any defect in an election form.

Allocation of the Merger Consideration

        The merger agreement limits the aggregate number of shares of Carolina National common stock for which First National will exchange cash to 30% of the total outstanding shares of Carolina National common stock. The merger agreement also limits the aggregate number of shares of Carolina National common stock for which First National will exchange shares of First National common stock to 70% of the total outstanding shares of Carolina National common stock.

        If the stock consideration elected by Carolina National shareholders in the aggregate exceeds 70% of the total outstanding shares of Carolina National common stock, then shareholders choosing cash consideration and shareholders who did not make an election will receive cash consideration, and each shareholder who chose the stock consideration will receive (i) a number of shares of First National common stock equal to 1.4678 times the product obtained by multiplying the number of shares of Carolina National common stock as to which the shareholder chose the stock election by a fraction, the numerator of which is 70% of the total outstanding shares of Carolina National common stock and the denominator of which is the aggregate number of shares of Carolina National common stock elected by all Carolina National shareholders to be converted into shares of First National common stock and (ii) cash for the remaining amount of shares of Carolina National common stock held by the shareholder.

        If the cash consideration elected by Carolina National shareholders in the aggregate exceeds 30% of the total outstanding shares of Carolina National common stock, then shareholders choosing stock consideration and shareholders who did not make an election will receive the stock consideration, and each shareholder who chose the cash consideration will receive (i) $21.65 times the product obtained by multiplying the number of shares of Carolina National common stock as to which the shareholder chose the cash election by a fraction, the numerator of which is 30% of the total outstanding shares of Carolina National common stock and the denominator of which is the aggregate number of shares of Carolina National common stock elected by all Carolina National shareholders to be converted into cash and (ii) shares of First National common stock for the remaining amount of shares of Carolina National common stock held by the shareholder.

        If the stock consideration elected by the Carolina National shareholders in the aggregate does not exceed 70% of the total outstanding shares of Carolina National common stock and the cash consideration elected by the Carolina National shareholders in the aggregate does not exceed 30% of the total outstanding shares of Carolina National common stock, then shareholders electing the cash consideration will receive all cash in exchange for their shares of Carolina National common stock, shareholders electing the stock consideration will receive all stock in exchange for their shares of Carolina National common stock, shareholders electing the mixed consideration will receive 30% cash and 70% stock in exchange for their shares of Carolina National common stock, and the shareholders making no election will receive either the cash consideration, stock consideration, or mixed consideration such that the aggregate number of shares of Carolina National common stock to be exchanged for cash is 30% of the total outstanding shares of Carolina National common stock and the aggregate number of shares of Carolina National common stock to be exchanged for stock is 70% of the total outstanding shares of Carolina National common stock.

Conversion of Stock; Treatment of Options and Warrants

        Conversion of Carolina National Common Stock.    At the effective time of the merger, each share of Carolina National common stock outstanding generally will be converted into and exchanged for the right to receive either (i) $21.65 in cash; (ii) 1.4678 shares of First National common stock; or (iii) a combination of both cash and stock. Cash will also be exchanged for any fractional shares. The exchange ratio is subject to customary adjustments to preserve the relative value of the consideration Carolina National shareholders are to receive in the event of stock splits, reverse stock splits, or the like before the merger is completed. Because the exchange ratio is fixed and because the market price of First National common stock will fluctuate, the value of the shares of First National common stock that Carolina National shareholders will receive in the merger may increase or decrease, both before and after the merger.

        Any Carolina National shareholder who would otherwise have been entitled to receive a fraction of a share of First National common stock in the merger will receive, in lieu thereof, cash (without interest) in an amount equal to his or her fractional share multiplied by the 20-day average closing price of First National common stock on The Nasdaq Global Market ending at the closing of trading on the later of the effective date of the last regulatory approval required or the date of approval of the merger by the Carolina National shareholders.

        Some shares of Carolina National common stock may not be converted in the merger. Each outstanding share of Carolina National common stock owned by First National, Carolina National, or their respective subsidiaries will be canceled at the effective time of the merger and will cease to be outstanding.

        Stock Options.    Each outstanding and unexercised option to acquire Carolina National common stock granted under Carolina National's stock incentive plan will be assumed by First National and any right to purchase Carolina National common stock under the options will be converted at the effective time of the merger into immediately exercisable rights to purchase First National common stock, with the following adjustments:

  •
  The number of shares of First National common stock subject to the option will be equal to the product of the number of shares of Carolina National common stock subject to the option immediately prior to the effective time of the merger times 1.4678; and

  •
  The exercise price per share of First National common stock subject to the option will be equal to the exercise price under the Carolina National option immediately prior to the effective time of the merger divided by 1.4678, rounded down to the nearest whole cent.

        Shares of First National common stock to be issued upon the exercise of Carolina National stock options will be timely registered under the Securities Act of 1933 on a registration statement on Form S-8.

        Stock Warrants.    Except as provided below, each outstanding and unexercised warrant to acquire Carolina National common stock granted pursuant to stock warrant agreements will be assumed by First National and any right to purchase Carolina National stock under the warrants will be converted at the effective time of the merger into immediately exercisable rights to purchase First National common stock, with the following adjustments:

  •
  The number of shares of First National common stock subject to the warrant will be equal to the product of the number of shares of Carolina National common stock subject to the warrant immediately prior to the effective time of the merger times 1.4678; and

  •
  The exercise price per share of First National common stock subject to the warrant will be equal to the exercise price under the Carolina National warrant immediately prior to the effective time of the merger divided by 1.4678, rounded down to the nearest whole cent.

        Before the effective time of the merger, any of the Carolina National directors may request that their warrants be converted into the right to receive $21.65 less the exercise price adjusted as set forth in the last bullet point above.

Effective Time of the Merger

        If the merger agreement is approved by the requisite votes of the shareholders of Carolina National and First National and all other required governmental and other consents and approvals are received, and if the other conditions to the obligations of the parties to consummate the merger are satisfied or waived (as permitted), the merger will be consummated and effected on the date and at the time the Articles of Merger reflecting the merger are filed with the Secretary of State of South Carolina. Unless otherwise mutually agreed upon in writing by our chief executive officers, we will use our reasonable efforts to cause the effective time of the merger to occur on the last or first business day of a calendar month immediately following the last of the following dates to occur:

  •
  the effective date (including expiration of any applicable waiting period) of the last required consent of any regulatory authority having authority over and approving or exempting the merger;

  •
  the date on which Carolina National shareholders approve the merger agreement; or

  •
  the date on which First National shareholders approve the merger agreement.

        Assuming satisfaction of all of the conditions to consummation of the merger, the merger is expected to be made effective in the first quarter of 2008.

        Either of us may terminate the merger agreement prior to the effective time, under several circumstances. See "Proposal No. 1—The Merger—Conditions to Consummation" and "—Amendment, Waiver, and Termination."

Exchange of Certificates

        First National expects to use the trust department of an unrelated bank to serve as exchange agent for the purpose of exchanging shares of Carolina National common stock for the merger consideration. As soon as reasonably practicable after the effective time of the merger, First National will cause the exchange agent to mail the election form together with appropriate transmittal materials to each record holder of Carolina National common stock for use in effecting the surrender and cancellation of those certificates in exchange for First National common stock or cash or a combination of both. Risk of loss and title to the certificates will remain with the holder until proper delivery of such certificates to the exchange agent by former Carolina National shareholders. Carolina National shareholders should not surrender their certificates for exchange until they receive the election form, a letter of transmittal and instructions from the exchange agent. After receipt of these materials from the exchange agent, each holder of shares of Carolina National common stock issued and outstanding at the effective time must surrender the certificate or certificates representing their shares to the exchange agent together with the properly completed election form and transmittal letter. As soon as reasonably practicable after the exchange agent receives these materials, it will send former Carolina National shareholders the consideration to which they are entitled under the merger agreement. As provided in the merger agreement, each record holder of Carolina National common stock will also receive cash in lieu of any fractional share of First National common stock to which he or she would be otherwise entitled (without interest). The exchange agent will not be obligated to deliver the consideration to which any former holder of Carolina National common stock is entitled until the holder surrenders the certificate or certificates representing his or her shares for exchange together with the properly completed election form and transmittal letter. The certificate or certificates so surrendered must be duly endorsed as the exchange agent may require. Neither the exchange agent nor First National will be liable to a holder of Carolina National common stock for any property delivered in good faith to a public official pursuant to any applicable abandoned property law.

        After the effective time of the merger (and prior to the surrender of certificates of Carolina National common stock to the exchange agent), record holders of certificates that represented outstanding Carolina National common stock immediately prior to the effective time of the merger will have no rights with respect to the certificates other than the right to surrender the certificates and receive in exchange the stock and/or cash consideration elected by the holders, or as allocated under the method provided for in the merger agreement, and cash payment for any fractional shares. The payments for cash consideration and fractional shares will be made by check. The transfer agent for First National will maintain a book entry of the First National common stock to which each former holder of Carolina National common stock is entitled. Certificates evidencing First National common stock will not be issued. First National will, however, send each former Carolina National shareholder a written statement setting out the information that would be on a stock certificate.

        In the event that any dividend or distribution, the record date for which is on or after the effective time of the merger, is declared by First National on First National common stock, no such dividend or other distributions will be delivered to the holder of a certificate representing shares of Carolina National common stock immediately prior to the effective time of the merger until such holder surrenders such certificate and the other documents as set forth above.

        Nonetheless, holders of certificates that represented outstanding Carolina National common stock immediately prior to the effective time of the merger will be entitled to vote after the effective time of the merger at any meeting of First National shareholders the number of whole shares of First National common stock into which such shares have been converted, even if such holder has not surrendered such certificates for exchange as set forth above.

        First National shareholders will not be required to exchange certificates representing their shares of First National common stock or otherwise take any action after the merger is completed.

Important Federal Income Tax Consequences

        The following summarizes certain material federal income tax consequences of the merger to Carolina National shareholders. This summary is based on current laws, regulations, rulings, and decisions now in effect, all of which are subject to change at any time, possibly with retroactive effect. This summary is not a complete description of all of the tax consequences of the merger and, in particular, may not address federal income tax consequences applicable to you if you are subject to special treatment under federal income tax law, such as rules relating to shareholders who are not citizens or residents of the United States, who are financial institutions, foreign corporations, tax-exempt organizations, insurance companies, or dealers in securities, shareholders who acquired their shares pursuant to the exercise of options or similar derivative securities or otherwise as compensation, and shareholders who hold their shares as part of a straddle or conversion transaction. In addition, this summary does not address the tax consequences of the merger under applicable state, local, foreign, or estate tax laws. This discussion assumes you hold your shares of Carolina National common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986. Each Carolina National shareholder should consult with his or her own tax advisor about the tax consequences of the merger in light of his or her individual circumstances, including the application of any federal, state, local, foreign, or estate tax law.

        The merger is intended to constitute a "reorganization" under Section 368(a) of the Internal Revenue Code. A condition to completing the merger is that, on the closing date, First National and Carolina National receive an opinion from Haynsworth Sinkler Boyd, P.A., counsel to Carolina National, that the merger will qualify as a reorganization. The closing date opinion will be based on customary assumptions and customary representations made by Carolina National and First National. An opinion of counsel represents the counsel's best legal judgment and is not binding on the Internal Revenue Service or any court. If, notwithstanding such opinion of counsel, the merger does not qualify as a reorganization, the exchange of Carolina National common stock for First National common stock in the merger will be a taxable transaction.

        Tax Consequences of the Merger Generally.    The opinion of Haynsworth Sinkler Boyd, P.A. will generally state:

  •
  the merger will constitute a reorganization under Section 368(a) of the Internal Revenue Code;

  •
  each of Carolina National and First National will be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code;

  •
  no gain or loss will be recognized by Carolina National or First National by reason of the merger;

  •
  a Carolina National shareholder receiving solely shares of First National common stock in exchange for the shareholder's Carolina National common stock (not including any cash received in lieu of a fractional share) will recognize no gain or loss for federal income tax purposes upon the receipt of such shares of First National common stock;

  •
  a Carolina National shareholder receiving both cash and shares of First National common stock in exchange for the shareholder's Carolina National common stock (not including any cash received in lieu of a fractional share of First National) will recognize gain, but not loss, for federal income tax purposes in an amount not to exceed the amount of cash received (excluding cash received in lieu of a fractional share of First National common stock);

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  a Carolina National shareholder who receives cash in lieu of a fractional share of First National will recognize gain or loss, as if the shareholder received the fractional share and it was then redeemed for cash in an amount equal to the amount paid by First National in respect of the fractional share;

  •
  a Carolina National shareholder who receives solely cash in exchange for the shareholder's Carolina National common stock will generally recognize gain or loss as if the shareholder had received such cash as a distribution in redemption of the shareholder's Carolina National common stock, subject to the provisions and limitations of Section 302 of the Code;

  •
  the aggregate tax basis in the shares of First National common stock received by a shareholder (including any fractional share interest deemed received) generally will equal the shareholder's aggregate tax basis in the shares of Carolina National common stock surrendered in exchange for shares of First National common stock, decreased by the amount of cash received, if any, and increased by the amount of gain recognized, if any; and

  •
  the holding period for shares of First National common stock received in exchange for shares of Carolina National common stock will include the period during which the shareholder held the shares of Carolina National common stock surrendered in exchange, provided that the shares of Carolina National common stock were held as a capital asset at the time the merger becomes effective.

        Tax Consequences to Carolina National Shareholders Who Receive Only Cash.    A Carolina National shareholder who receives only cash in exchange for the shareholder's Carolina National common stock will recognize gain or loss as if the shareholder had received such cash as a distribution in redemption of the shareholder's Carolina National common stock, subject to the provisions and limitations of Section 302 of the Code. Subject to those limitations, the gain or loss will be long-term capital gain or loss to the extent shares of Carolina National common stock surrendered in the merger were held as capital assets for a period exceeding one year as of the time of the exchange. The gain or loss will be short-term capital gain or loss to the extent shares of Carolina National common stock surrendered in the merger were held as capital assets for a period of one year or less as of the time of the exchange.

        Tax Consequences to Carolina National Shareholders Who Receive Only First National Common Stock, Except for Cash in Lieu of Fractional Shares.    A Carolina National shareholder who receives only shares of First National common stock in exchange for the shareholder's Carolina National common stock (not including any cash received in lieu of a fractional share of First National common stock) will not recognize any gain or loss on the receipt of those shares of First National common stock.

        Tax Consequences to Carolina National Shareholders Who Receive Cash (Other than Cash in Lieu of Fractional Shares) and First National Common Stock.    A Carolina National shareholder who receives cash (other than cash in lieu of a fractional share) and shares of First National common stock in exchange for shares of Carolina National common stock will recognize gain, but not loss, in an amount not to exceed the lesser of (i) the shareholder's realized gain and (ii) the amount of cash received (excluding cash received in lieu of a fractional share of First National common stock). For this purpose, a Carolina National shareholder generally must calculate realized gain or loss separately for each identifiable block of shares of Carolina National common stock exchanged by the shareholder in the merger, and a loss realized on one block of shares of Carolina National common stock may not be used by the shareholder to offset a gain realized on another block of his or her shares of Carolina National common stock.

        For purposes of determining the character of the gain recognized on account of the cash received by a Carolina National shareholder, the Carolina National shareholder will be treated as having received only shares of First National common stock in exchange for the shareholder's Carolina National common stock, and as having immediately redeemed a portion of the shares of First National common stock for the cash received (excluding cash received in lieu of a fractional share of First National common stock). Unless the redemption is treated as a dividend under the principles of Section 302(d) of the Code (to the extent of the shareholder's ratable share of the undistributed earnings and profits of Carolina National), the gain will be capital gain if the shares of Carolina National common stock are held by the shareholder as a capital asset at the time of the merger. This gain will be (a) long-term capital gain to the extent shares of Carolina National common stock were held for a period exceeding one year at the time of the exchange, and (b) short-term capital gain to the extent shares of Carolina National common stock were held for a period of one year or less at the time of the exchange.

        Cash Received in Lieu of a Fractional Share of First National Common Stock.    A shareholder of Carolina National who receives cash in lieu of a fractional share of First National common stock will be treated as having received the fractional share in the merger and then as having exchanged the fractional share for cash in a redemption by First National subject to Section 302 of the Internal Revenue Code. As a result, a Carolina National shareholder will generally recognize gain or loss equal to the difference between the amount of cash received and the portion of the basis of the shares of First National common stock allocable to his or her fractional interest. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the date of the exchange, the holding period for such shares is greater than one year.

        Backup Withholding and Information Reporting.    The payment of cash in lieu of a fractional share of First National common stock to a holder surrendering shares of Carolina National common stock will be subject to information reporting and backup withholding at a rate of 28% of the cash payable to the holder, unless the holder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury regulations, certifies that such number is correct, certifies as to no loss of exemption from backup withholding and meets certain other conditions. Any amounts withheld from payments to a holder under the backup withholding rules will be allowed as a refund or credit against the holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

        Each Carolina National shareholder is urged to consult his or her personal tax advisor as to his or her specific federal income tax consequences, based on his or her own particular status and circumstances, and also as to any state, local, foreign, estate, or other tax consequences arising out of the merger.

Management and Operations After the Merger

        Directors and Executive Officers of First National.    At the effective time of the merger, Carolina National will merge with and into First National. After the merger, the current directors of First National will continue to serve as directors of the company and the company will increase its board membership by four and appoint four individuals who were directors of Carolina National to the board. First National has not yet determined who those individuals will be. First National's board of directors will then have a total of 17 members. Also, two of the former Carolina National directors appointed to the board will be appointed to the executive committee of First National.

        Jerry L. Calvert will continue to serve as chief executive officer and president of First National. Kitty B. Payne will continue to serve as its chief financial officer.

        Directors and Executive Officers of First National Bank of the South.    After the merger of Carolina National Bank and Trust Company with and into First National Bank of the South, the current directors of First National Bank of the South will continue to serve as directors of the bank.

        Jerry L. Calvert will serve as the president and chief executive officer of First National Bank of the South. Kitty B. Payne will serve as chief financial officer of First National Bank of the South. David H. Zabriskie will serve as the chief lending officer of First National Bank of the South. Robert W. Murdoch, Jr. will serve as Retail Banking Manager of First National Bank of the South. First National Bank of the South intends to enter into a one-year employment agreement with Roger B. Whaley to serve as Executive Vice President of First National Bank of the South.

        First National Bank of the South intends to hire an experienced individual with local expertise and relationships in the Columbia market to oversee banking operations within that market.

Interests of Employees and Directors of Carolina National in the Merger

        General.    Some of the employees and directors of Carolina National may be deemed to have interests in the merger in addition to their interests as shareholders of Carolina National generally. These interests include, among others, proposed employee benefits for those who become employees of First National or a First National subsidiary after the merger, lump sum payments for certain employees who currently have change in control severance agreements with Carolina National, entry into an employment agreement with one of Carolina National's current executive officers, the appointment of certain Carolina National directors to the board of First National and to the executive committee of First National, the appointment of certain Carolina National directors to the Columbia regional advisory board of First National Bank of the South, the conversion of outstanding Carolina National stock options into rights to purchase First National common stock, the conversion of outstanding Carolina National warrants into rights to purchase shares of First National common stock or the choice prior to consummation of the merger to be paid cash for Carolina National warrants, and insurance coverage and indemnification for Carolina National's directors and officers, as described below.

        Employee Benefits.    The merger agreement generally provides that First National will furnish to those employees of Carolina National who become employees of First National or a First National subsidiary after the effective time of the merger, benefits on the same basis as it provides coverage to other First National employees, except that any pre-existing condition, eligibility waiting period, or other limitations or exclusions otherwise applicable under such plans to new employees will not apply to a continuing employee or his or her covered dependents who were covered under a similar Carolina National plan at the effective time of the merger. First National may, however, continue Carolina

National's health and other employee welfare benefit plans for each continuing employee as currently in place for the 2008 year and roll Carolina National's employees into First National's plans for 2009. For purposes of participation, vesting, and benefit accrual under First National's employee benefit plans, service with Carolina National prior to the effective time of the merger will be treated as service with First National or its subsidiaries. First National will credit new First National employees for amounts paid under Carolina National benefit plans for the plan year, including the effective time of the merger, for purposes of applying deductibles, co-payments, and out of pocket maximums under the First National benefit plans.

        Whaley Employment Agreement.    Carolina National, Carolina National Bank & Trust Company, and its president, Roger B. Whaley, are currently bound by an employment agreement. First National intends to pay to Mr. Whaley the severance pay pursuant to the terms of the employment agreement in exchange for termination of the employment agreement. First National intends to pay to Mr. Whaley a payment of two years base salary at the time of termination of the employment agreement, any accrued bonus, an automobile allowance of $750.00 per month for a period of two years, and insurance coverage, including family coverage, if any, for two years after termination.

        Change in Control Severance Agreements.    Carolina National entered into change in control severance agreements with five of its employees prior to August 1, 2007: Harry R. Brown, Kathleen Morales, Mary Ellis Gabriel, Robert S. Moore, and William Jack McElveen, Jr. First National intends to pay each of these employees a lump sum payment equal to their respective annual salaries in exchange for termination of the change in control severance agreements, regardless of whether the employee remains employed with First National.

        Retention Bonuses.    First National anticipates paying out up to $25,000 to certain key Carolina National employees to remain employed with First National for at least six months after consummation of the merger or for a shorter period of time as determined by First National.

        Stock Warrants.    As described above under the caption "Proposal No.1—The Merger—Conversion of Stock; Treatment of Options and Warrants," each outstanding and unexercised warrant to acquire Carolina National common stock granted pursuant to certain stock warrant agreements entered into by Carolina National and the directors of Carolina National will either be converted automatically at the effective time of the merger into rights to purchase First National common stock or be cashed out immediately prior to consummation of the merger, at the discretion of the warrant holder. The cash out price for each warrant will equal $21.65 less the adjusted exercise price for such warrant, and this amount will not count towards the cash portion of the merger consideration.

        Insurance and Indemnification.    First National has agreed to provide directors' and officers' insurance coverage for directors and officers of Carolina National, at First National's election, either (1) by purchasing continuation coverage under Carolina National's current policy for directors and officers for a period of not less than three years after the effective time of the merger, or (2) if First National's current directors' and officers' policy provides substantially similar coverage as Carolina National's current policy, by obtaining coverage under First National's current policy for Carolina National's directors and officers for acts or omissions that occurred prior to the effective date for a period not less than three years after the effective time of the merger. For a period of three years after the merger, First National has also agreed to indemnify, defend, and hold harmless the present and former directors, officers, and employees of Carolina National against all liabilities for all acts or omissions arising out of service for Carolina National or, at Carolina National's request for another entity, occurring at or prior to the merger to the fullest extent permitted under the South Carolina corporate law, Section 402 of the Sarbanes-Oxley Act, the federal securities laws and FDIC Regulations Part 359, the rules and regulations of any other regulatory authority, and by Carolina National's articles of incorporation and bylaws.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 or otherwise may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Conditions to Consummation

        The obligations of Carolina National and First National to consummate the merger are subject to the satisfaction or waiver (to the extent permitted) of several conditions, including:

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  Carolina National and First National shareholders must have approved the merger agreement;

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  The required regulatory approvals described under "Regulatory Matters" must have been received, generally without any conditions or requirements which would, in the reasonable judgment of the board of directors of First National, materially adversely affect the economic or business benefits of the transactions contemplated by the merger agreement such that, had First National known about such condition or requirement, it would not have entered into the merger agreement;

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  Each party must have received all consents (other than those described in the preceding paragraph) required for consummation of the merger and for the prevention of a default under any contract of such party which, if not obtained or made, would reasonably likely have, individually or in the aggregate, a material adverse effect on such party, generally without any conditions or requirements which would, in the reasonable judgment of the board of directors of First National, materially adversely affect the economic or business benefits of the transactions contemplated by the merger agreement such that, had First National known about such condition or requirement, it would not have entered into the merger agreement;

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  No court or regulatory authority may have taken any action which prohibits, restricts, or makes illegal the consummation of the transactions contemplated by the merger agreement;

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  The registration statement registering the shares of First National common stock to be received by Carolina National shareholders, of which this joint proxy statement/prospectus is a part, must have been declared effective by the SEC, no stop order suspending the effectiveness of the registration statement may have been issued, no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness of the registration statement may have been initiated and be continuing, and all necessary approvals under federal and state securities laws relating to the issuance or trading of the shares of First National common stock issuable pursuant to the merger must have been received;

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  Each party must have received an opinion of Haynsworth Sinkler Boyd, P.A. as to the matters set forth above under "Important Federal Income Tax Consequences";

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  The other party's representations and warranties must remain accurate, and the other party must have performed all of the agreements and covenants to be performed by it pursuant to the merger agreement, and must have delivered certificates confirming satisfaction of the foregoing requirements and certain other matters;

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  Each party must have received legal opinions from the other party;

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  Neither party shall have experienced a material adverse effect since June 30, 2007;

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  First National must have received from each director a signed agreement not to compete with or solicit employees or customers of First National for the later of one year following the effective time of merger or six months following the termination of service as an advisory director of First National Bank of the South; and

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  First National must have received from each "affiliate" of Carolina National an agreement stating, among other things, that he or she will comply with federal securities laws when transferring any shares of First National common stock received in the merger (see "Proposal No. 1—The Merger—Resales of First National Common Stock").

        No assurances can be provided as to when or if all of the conditions precedent to the merger can or will be satisfied or waived by the appropriate party. As of the date of this joint proxy statement/prospectus, the parties know of no reason to believe that any of the conditions set forth above will not be satisfied.

        The conditions to consummation of the merger may be waived, in whole or in part, to the extent permissible under applicable law, by the party for whose benefit the condition has been imposed, without the approval of such parties' shareholders.

Regulatory Matters

        First National is responsible for filing all applications necessary to obtain any required regulatory approvals of the transactions contemplated by the merger agreement as soon as reasonably practicable after the date thereof.

        Completion of the merger between First National and Carolina National is subject to the prior receipt of all consents or approvals of, or the provision of notices to, federal and state authorities required to complete the merger. These approvals include approval from the Federal Reserve and the South Carolina State Board of Financial Institutions. First National filed the application with the Federal Reserve on            , 2007 and with the South Carolina State Board of Financial Institutions on            , 2007. As of            , 2007, approvals have not been granted. The merger cannot proceed in the absence of these required regulatory approvals. The approval of any application merely implies satisfaction of regulatory criteria for approval, and does not include review of the merger from the standpoint of the adequacy of the consideration to be received by, or fairness to, shareholders. Regulatory approval does not constitute an endorsement or recommendation of the proposed merger.

        Under the merger agreement, it is contemplated that Carolina National Bank and Trust Company will be merged with and into First National Bank of the South immediately following the consummation of the merger of Carolina National into First National. The merger of the banks is subject to the prior approval of the Office of Comptroller of the Currency. First National Bank of the South filed the application with the Office of Comptroller of the Currency on    , 2007. As of    , 2007, Office of Comptroller of the Currency approval has not been granted. OCC approval or possible approval of the combination: (i) reflects only its view that the transaction does not contravene applicable competitive standards imposed by law and is consistent with regulatory policies relating to safety and soundness; (ii) is not an opinion that the proposed combination is financially favorable to the shareholders or that the OCC has considered the adequacy of the terms of the transaction; and (iii) is not an endorsement of, or recommendation for, the combination.

Amendment, Waiver, and Termination

        To the extent permitted by law, Carolina National and First National, with the approval of their respective boards of directors, may amend the merger agreement by written agreement at any time without the approval of Carolina National shareholders or First National shareholders. However, after the approval of the merger by Carolina National shareholders, no amendment may decrease or modify the consideration to be received without the further approval of Carolina National shareholders.

        Prior to or at the effective time of the merger, either Carolina National or First National may waive any default in the performance of any term of the merger agreement by the other party, may waive or extend the time for the fulfillment by the other party of any of its obligations under the merger agreement, and may waive any of the conditions precedent to the obligations of such party under the merger agreement, except any condition that, if not satisfied, would result in the violation of an applicable law.

        The merger agreement may be terminated, and the merger abandoned, at any time prior to its effective time, by mutual consent of the boards of directors of Carolina National and First National. In addition, the merger agreement may be terminated, and the merger abandoned, prior to the effective time of the merger by either Carolina National or First National if:

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  the other party breaches and does not timely cure any representation or warranty contained in the merger agreement;

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  any consent of any regulatory authority required for consummation of the merger is denied by final nonappealable action of the regulatory authority or if any action taken by the regulatory authority is not appealed within the time limit for appeal; any law or order permanently prohibiting the merger shall have become final and unappealable; or Carolina National shareholders or First National shareholders fail to approve the merger agreement at their respective special meetings; or

  •
  the merger has not been consummated by June 20, 2008 and the failure to consummate the merger by that date has not been caused by a breach of the terminating party.

        First National may terminate the merger prior to the approval by the requisite vote of the Carolina National shareholders if the board of directors of Carolina National:

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  fails to reaffirm the merger or resolves not to reaffirm the merger;

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  affirms, recommends, or authorizes entry into another acquisition transaction or fails to recommend against acceptance of a tender or exchange offer; or

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  negotiates or authorizes the conduct of negotiations for more than five business days regarding an acquisition proposal.

        Carolina National can terminate the merger agreement if, after the later of the effective date of the last required regulatory approval or the date on which the Carolina National shareholders approve the merger (the "determination date"), (x) the average of the closing sale prices of First National common stock as reported on the Nasdaq Global Market during the 20 consecutive full trading days ending at the closing of trading on the determination date is less than $11.80 per share, and (y) the ratio of the amount calculated in accordance with (x) to $14.75 is less than 90% of the ratio of the average daily current market price of the Nasdaq Bank Index during the 20 consecutive full trading days prior to the determination date to 3,075.41.

        In addition, Carolina National may terminate the merger prior to the approval by the requisite vote of the Carolina National shareholders if the board of directors of Carolina National withdraws or modifies or changes its recommendation or approval of the merger in order to approve and permit Carolina National to accept a superior proposal so long as the board of directors of Carolina National consulted with and received the advice of outside legal counsel that the failure to take such action would be likely to result in a breach of the Carolina National board's fiduciary duties. Prior to any such termination, however, Carolina National must negotiate with First National, if First National elects to do so, to make such adjustments in the terms of the merger agreement as would enable Carolina National to proceed with the merger with First National.

Conduct of Business Pending the Merger

        Under the merger agreement, both parties have agreed, except as otherwise contemplated by the merger agreement or with the prior written consent of the other party, to:

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  operate its business only in the usual, regular, and ordinary course;

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  preserve intact its business organizations and assets and maintain its rights and franchises;

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  use its reasonable efforts to cause its representations and warranties to be correct at all times; and

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  take no action which would (1) adversely affect the ability of any party to obtain any consents required for the transactions contemplated by the merger agreement without imposition of a condition or restriction which, in the reasonable judgment of the board of directors of First National, would so materially adversely impact the economic or business benefits of the transactions contemplated by the merger agreement such that, had First National known of such condition or requirement, it would not have entered into the merger agreement, or (2) adversely affect in any material respect the ability of either party to perform its covenants and agreements under the merger agreement.

        In addition, Carolina National has agreed, except as otherwise contemplated by the merger agreement or with the prior written consent of First National, to:

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  use its best efforts to provide all information requested by First National related to loans or other transactions made by Carolina National with a value equal to or exceeding $500,000;

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  consult with First National prior to entering into or making any loans or other transactions with a value equal to or exceeding $1,000,000; and

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  consult with First National prior to entering into or making any loans that exceed regulatory loan to value guidelines;

        In addition, Carolina National has agreed in the merger agreement not to take certain actions relating to the operation of its business pending consummation of the merger without the prior consent of First National. Such actions include, among others:

  •
  amending the articles of incorporation, bylaws, or other governing corporate instruments;

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  becoming responsible for any obligation for borrowed money in excess of an aggregate of $250,000, except in the ordinary course of business consistent with past practices, or allowing the imposition of a lien on any asset;

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  acquiring or exchanging (other than exchanges in the ordinary course under employee benefit plans) any shares (or securities convertible into any shares) of capital stock or paying any dividend on common stock;

  •
  issuing, selling, or pledging additional shares of common stock, any rights to acquire any such stock, or any security convertible into such stock;

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  adjusting or reclassifying any capital stock or issuing or authorizing the issuance of any other securities in respect of, or in substitution for, shares of common stock, or otherwise disposing of any shares or assets other than in the ordinary course for reasonable and adequate consideration;

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  acquiring control over any real property, subject to certain exceptions such as foreclosures and acquisitions made in a fiduciary capacity;

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  purchasing any securities or making any material investments in any person or otherwise acquiring direct or indirect control over any person other than in connection with foreclosures of loans in the ordinary course of business;

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  granting any bonus or increase in compensation or benefits to employees or officers (except in accordance with past practice and as previously disclosed, or as required by law), committing or agreeing to pay any severance or termination pay, or any stay or other bonus to any director, officer, or employee, entering into or amending any severance agreements, changing any fees or other compensation or other benefits to directors or waiving any stock repurchase rights, accelerating, amending, or changing the exercisability period of any right or repricing options or warrants;

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  except as contemplated by the merger agreement, entering into or amending (unless required by law) any employment contract that does not have the unconditional right to terminate without certain liability;

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  subject to certain exceptions, adopting any new employee benefit plan or materially changing any existing plan or program;

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  making any significant change in tax or accounting methods, except for any change required by law or generally accepted accounting principles;

  •
  commencing any litigation other than in accordance with past practice or settling any litigation for money damages or restrictions on operations;

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  except in the ordinary course of business, entering into, modifying, amending, or terminating any material contracts or waiving, releasing, or assigning any material rights or claims;

  •
  except in the ordinary course of business consistent with past practice, making, renegotiating, renewing, increasing or extending any loan or credit to any borrower or make any commitment in respect of the foregoing;

  •
  except consistent with past practice, waiving, releasing, compromising, or assigning any material rights or claims or making any adverse changes in the mix, rates, terms, or maturities of its deposits or other liabilities;

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  making or increasing any loans or other extensions of credit or the commitment to do so to any director or executive officer of Carolina National or any entity controlled by a director or executive officer except for loans or extensions of credit made on terms generally available to the public;

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  restructuring or materially changing its investment securities portfolio or its interest rate risk position through purchases, sales or otherwise;

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  making any capital expenditures in excess of $10,000 subject to certain exceptions;

  •
  establishing or committing to establish any new branch or office facility or filing any application to relocate or terminate the operation of any banking office; or

  •
  causing the allowance for loan losses to be less than 1.20% of loans and leases and other credit.

        In addition, Carolina National has agreed that neither it, nor its affiliates or representatives, will solicit an acquisition proposal (generally, a tender offer or proposal for a merger, asset acquisition, or other business combination), other than the transactions contemplated by the merger agreement. Pursuant to the merger agreement, except to the extent necessary to comply with the fiduciary duties of their board of directors, neither Carolina National, nor any affiliate or representative of such party, will furnish any non-public information that it is not legally obligated to furnish, or negotiate with respect to, or enter into any contract with respect to, any acquisition proposal. However, Carolina National may communicate information about an acquisition proposal to its shareholders if and to the extent that it is required to do so in order to comply with its legal obligations as advised by counsel. In the merger agreement, Carolina National also agreed to terminate any negotiations conducted prior to the date of the merger agreement with any other parties with respect to any of the foregoing and agreed to use its reasonable efforts to cause its representatives to comply with any of the foregoing.

Expenses and Fees

        The merger agreement provides that each party will be responsible for its own direct costs and expenses incurred in connection with the negotiation and consummation of the transactions contemplated by the merger agreement, including filing, registrations and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel.

Accounting Treatment

        First National will account for the merger using the purchase method of accounting for financial reporting purposes. Under purchase accounting, the assets and liabilities of Carolina National as of the effective time of the acquisition are recorded at their respective fair values and added to those of First National. Financial statements issued after consummation of an acquisition accounted for as a purchase would reflect such values and would not be restated retroactively to reflect the historical financial position or results of operations of First National.

Resales of First National Common Stock

        The shares of First National common stock to be issued to Carolina National shareholders in the merger have been registered under the Securities Act. Such shares may be traded freely and without restriction by those shareholders not deemed to be "affiliates" of Carolina National or First National as that term is defined under the Securities Act. Any subsequent transfer of such shares, however, by any person who is an affiliate of Carolina National at the time the merger is submitted for a vote or consent of the shareholders of Carolina National will, under existing law, require either:

  •
  the further registration under the Securities Act of the shares of First National common stock to be transferred;

  •
  compliance with Rule 145 promulgated under the Securities Act (permitting limited sales under certain circumstances); or

  •
  the availability of another exemption from registration.

        An "affiliate" of Carolina National, as defined by the rules promulgated pursuant to the Securities Act, is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with Carolina National. Carolina National has agreed that it will use its reasonable efforts to cause each person or entity that is an "affiliate" for purposes of complying with Rule 145 to enter into a written agreement relating to such restrictions on sale or other transfer.

DESCRIPTION OF FIRST NATIONAL'S CAPITAL STOCK

General

        First National's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. This summary of the material rights and features of First National's capital stock does not purport to be exhaustive and is qualified in its entirety by reference to First National's articles of incorporation and bylaws, and to applicable South Carolina law.

Common Stock

        Holders of shares of First National's common stock are entitled to receive such dividends as may from time to time be declared by the board of directors out of funds legally available for distribution. Holders of First National's common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have any cumulative voting rights. Shareholders have no preemptive, conversion, redemption, or sinking fund rights. In the event of a liquidation, dissolution, or winding-up of our company, holders of common stock are entitled to share equally and ratably in First National's assets, if any, remaining after the payment of all debts and liabilities and the liquidation preference of any outstanding preferred stock. The outstanding shares of common stock are, and the shares of common stock offered hereby, when issued and delivered against payment therefor, will be, fully paid and nonassessable. The rights, preferences, and privileges of holders of common stock are subject to any classes or series of preferred stock that First National may issue in the future.

Preferred Stock

        First National's articles of incorporation provide that the board of directors is authorized, without further action by the holders of First National's common stock, to provide for the issuance of shares of preferred stock in one or more classes or series and to fix the designations, powers, preferences, and relative rights and qualifications thereof, including the dividend rate, conversion rights, voting rights, redemption price, and liquidation preference, and to fix the number of shares to be included in any such classes or series. Any preferred stock so issued may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution, or winding-up, or both. In addition, any such shares of preferred stock may have class or series voting rights. Issuances of preferred stock, while providing flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of First National's common stock. For example, the issuance of any preferred stock with voting or conversion rights may adversely affect the voting power of the holders of common stock, and could have the effect of decreasing the market price of the common stock.

        7.25% Series A Noncumulative Perpetual Preferred Stock.    On July 9, 2007, First National closed the sale of 720,000 shares of its 7.25% Series A Noncumulative Perpetual Preferred Stock at $25.00 per share through an underwritten public offering. The annual dividend on each share of the Series A Preferred Stock is $1.8125 and is payable quarterly in cash, when, as and if declared, on the last day of March, June, September, and December. Each share is convertible at the holder's option at any time into shares of First National's common stock at an initial conversion price of $17.50 per share of common stock. Conversion of the Series A Preferred Stock would dilute the ownership interests of the common stockholders. The shares of the Series A Preferred Stock are redeemable by First National for cash at $26.50 plus declared and unpaid dividends, if any, on or after the third anniversary of the date of issuance of the Series A Preferred Stock with the redemption price declining in equal increments on a quarterly basis to $25.00 per share on or after the fifth anniversary of the date of issuance of the Series A Preferred Stock.

Anti-takeover Effects

        The provisions of First National's articles of incorporation and bylaws, and South Carolina law summarized in the following paragraphs may have anti-takeover effects and may delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder's best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of management more difficult.

        Authorized but Unissued Stock.    The authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable the board of directors to issue shares to persons aligned with current management, which could render more difficult or discourage any attempt to obtain control of First National by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of First National's management.

        Number and Qualification of Directors.    First National's bylaws provide that the number of directors shall be fixed from time to time by resolution by at least a majority of the directors then in office, but may not consist of fewer than five nor more than 25 members. Currently, First National has 13 directors. First National has agreed to add four additional individuals who were directors of Carolina National to its board upon effectiveness of the merger, which would increase the number of directors to 17. First National's bylaws also provide that no individual who is or becomes a business competitor (as defined below) or who is or becomes affiliated with, employed by, or a representative of any individual, corporation, or other entity that the board of directors, after having such matter formally brought to its attention, determines to be in competition with First National or any of its subsidiaries (any such individual, corporation, or other entity being a "business competitor") shall be eligible to serve as a director if the board of directors determines that it would not be in First National's best interests for such individual to serve as one of its directors. Any financial institution having branches or affiliates within Spartanburg County, South Carolina shall be presumed to be a business competitor unless the board of directors determines otherwise.

        Classified Board of Directors.    First National's articles of incorporation divide the board of directors into three classes of directors serving staggered three-year terms so long as there are at least six directors. As a result, approximately one-third of the board of directors will be elected at each annual meeting of shareholders. The classification of directors, together with the provisions in the articles and bylaws described below that limit the ability of shareholders to remove directors and that permit the remaining directors to fill any vacancies on the board of directors, have the effect of making it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders will be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable.

        Removal of Directors and Filling Vacancies.    First National's bylaws provide that its shareholders, by the affirmative vote of the holders of at least a majority of the shares entitled to vote in an election of directors, may remove a director with or without cause. First National's bylaws also provide that all vacancies on its board may be filled by a majority of the remaining directors and the newly elected director would serve until the next meeting of shareholders to elect directors. However, shareholders have the right to call a special meeting, prior to action by the board of directors, to fill any such vacancy.

        Advance Notice Requirements for Shareholder Proposals and Director Nominations.    First National's bylaws establish advance notice procedures with regard to shareholder proposals and the nomination, other than by or at the direction of the board of directors or a committee thereof, of candidates for election as directors. These procedures provide that the notice of shareholder proposals must be in writing and delivered to First National's secretary no later than 30 days and no earlier than 60 days in advance of the annual meeting. Shareholder nominations for the election of directors must be made in writing and delivered to First National's secretary no later than 90 days prior to the annual meeting, and in the case of election to be held at a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of the meeting is first given to shareholders. The chairman of any meeting of shareholders may refuse to acknowledge a shareholder proposal or nomination that is not made in accordance with such procedures.

        Nomination Requirements.    First National's bylaws establish nomination requirements for an individual to be elected as a director, including that the nominating party provide (i) notice that such party intends to nominate the proposed director; (ii) the name of and biographical information on the nominee; and (iii) a statement that the nominee has consented to the nomination. The chairman of any shareholders' meeting may, for good cause shown, waive the operation of these provisions or may refuse to acknowledge a nomination that is not made in compliance with these requirements. These provisions could reduce the likelihood that a third party would nominate and elect individuals to serve on the board of directors.

        Business Combinations with Interested Shareholders.    First National is subject to the South Carolina business combination statute, which restricts mergers and other similar business combinations between public companies headquartered in South Carolina and any 10% shareholder of the company. The statute prohibits such a business combination for two years following the date the person acquires shares to become a 10% shareholder unless the business combination or such purchase of shares is approved by a majority of the company's outside directors. The statute also prohibits such a business combination with a 10% shareholder at any time unless the transaction complies with our articles of incorporation and either (i) the business combination or the shareholder's purchase of shares is approved by a majority of our outside directors; (ii) the business combination is approved by a majority of the shares held by our other shareholders at a meeting called no earlier than two years after the shareholder acquired the shares to become a 10% shareholder; or (iii) the business combination meets specified fair price and form of consideration requirements.

        Consideration of Other Constituencies in Mergers.    First National's articles of incorporation grant the board of directors the discretion, when considering whether a proposed merger or similar transaction is in the best interests of First National and its shareholders, to take into account the effect of the transaction on First National's employees, customers, and suppliers and upon the communities in which First National offices are located, and all other factors the board of directors considers pertinent.

Transfer Agent and Registrar

        First Citizens Bank and Trust serves as the transfer agent for First National's common stock. Its address is P.O. Box 29522, Raleigh, North Carolina 27626-0522 and its telephone number is 1-877-685-0576.

COMPARATIVE RIGHTS OF FIRST NATIONAL AND CAROLINA NATIONAL SHAREHOLDERS

General

        The following is a comparison of certain rights of Carolina National shareholders and those of First National shareholders. Certain significant differences in the rights of Carolina National shareholders and those of First National shareholders arise from differing provisions of Carolina National's and First National's respective governing corporate instruments.

        The following summary does not purport to be a complete statement of the provisions affecting, and differences between, the rights of Carolina National shareholders and those of First National shareholders. The identification of specific provisions or differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the South Carolina Business Corporation Act of 1988 and to the respective governing corporate instruments of Carolina National and First National, to which Carolina National shareholders are referred.

Authorized Capital Stock

  Carolina National

        As of June 30, 2007, Carolina National is authorized to issue 20,000,000 shares of common stock, no par value, of which 2,578,623 shares were issued and outstanding as of the date of this joint proxy statement/prospectus, and 10,000,000 shares of preferred stock, no par value, of which no shares are issued and outstanding. Carolina National's articles of incorporation provide that the board of directors is authorized, without further action by the holders of Carolina National's common stock, to provide for the issuance of shares of preferred stock in one or more classes or series and to fix the designations, powers, preferences, and relative rights and qualifications thereof, and to fix the number of shares to be included in any such classes or series. Carolina National's articles of incorporation provide that shareholders do not have a preemptive right to acquire authorized and unissued shares of Carolina National.

  First National

        As of June 30, 2007, First National is authorized to issue 10,000,000 shares of common stock, par value $0.01 per share, of which 3,695,822 shares were issued and outstanding as of the date of this joint proxy statement/prospectus, and 10,000,000 shares of preferred stock, par value $0.01 per share. First National's articles of incorporation provide that the board of directors is authorized, without further action by the holders of First National's common stock, to provide for the issuance of shares of preferred stock in one or more classes or series and to fix the designations, powers, preferences, and relative rights and qualifications thereof, and to fix the number of shares to be included in any such classes or series. First National has created one such class of preferred stock, the 7.25% Series A Noncumulative Convertible Perpetual Preferred Stock. In a public offering in July 2007, First National issued 720,000 shares of this 7.25% Series A Noncumulative Convertible Perpetual Preferred Stock. First National's articles of incorporation provide that shareholders do not have a preemptive right to acquire authorized and unissued shares of First National.

Size of Board of Directors

  Carolina National

        Carolina National's articles and bylaws provide that the board must consist of two or more directors, with the exact number fixed by the board of directors. The Carolina National board of directors currently has 13 members.

  First National

        First National's bylaws provide that the board must consist of not less than five directors and no more than 25 directors, with the exact number fixed by the board of directors. First National's board of directors is currently comprised of 13 persons. The merger agreement requires that the board increase the number of members from 13 to 17 members, and to fill the vacancies by appointing four former directors of Carolina National acceptable to First National after consultation with Carolina National.

Classification of Directors

  Carolina National

        When there are six or more directors, Carolina National's articles of incorporation divide the board of directors into three classes of directors, with each class being as nearly equal in number as possible and with each class being elected to a staggered three-year term.

  First National

        When there are six or more directors, First National's articles of incorporation also divide its board of directors into three classes of directors serving staggered three-year terms.

Election of Directors

  Carolina National

        Carolina National's bylaws provide that all elections, apart from those elections otherwise provided by law or in the articles of incorporation, are determined by a plurality of the votes cast, in person or by proxy, at a meeting of shareholders at which a quorum is present. Carolina National's articles of incorporation and bylaws provide that shareholders do not have cumulative voting rights for the election of directors.

  First National

        First National's bylaws also provide that all elections are determined by a plurality of the votes cast, in person or by proxy, at a meeting of shareholders at which a quorum is present. First National's articles of incorporation provide that shareholders do not have cumulative voting rights.

Removal of Directors

  Carolina National

        Carolina National's bylaws provide that any or all directors may be removed by shareholders, with or without cause; provided, however, that an affirmative vote of the holders of at least 80% of the outstanding shares is required to remove directors without cause.

  First National

        First National's bylaws provide that the shareholders may remove directors by an affirmative vote of the holders of at least a majority of the outstanding voting securities entitled to vote at an election of directors, such vote being taken at a meeting of the shareholders called for removal purposes at which a quorum is present.

Filling Vacancies on the Board of Directors

  Carolina National

        Carolina National's bylaws provide that vacancies on the board of directors may be filled by the affirmative vote of a majority of the remaining members of the board of directors even if less than a quorum exists. The term of a director appointed to fill a vacancy expires at the next shareholders' meeting wherein directors are elected. If the directors fail or are unable to fill such vacancies within 30 days, then the president or secretary may call a special meeting of shareholders to fill such vacancy. The board is prohibited from increasing or decreasing the board by more than 30% of the number of directors last approved by shareholders. Any vacancy created by increasing the number of directors may also be filled by a majority of the vote of the board of directors or by the shareholders.

  First National

        First National's bylaws provide that vacancies on the board of directors shall be filled by a majority of the votes of the remaining members of the board of directors; provided that the shareholders may elect a director to fill any vacancy not filled by the prior action of the board of directors at a special meeting of shareholders. The term of a director appointed to fill a vacancy expires at the next shareholders' meeting wherein directors are elected. The board is prohibited from increasing or decreasing the board by more than 30% of the number of directors last approved by shareholders.

Nomination of Director Candidates

  Carolina National

        Carolina National's articles of incorporation provide that any record shareholder entitled to vote for the election of directors may make nominations for the election of directors by giving written notice to the secretary of Carolina National at least 90 days prior to the annual meeting of shareholders at which directors are to be elected. Written notice shall provide information required by Carolina National's bylaws, which require information about the nominee that would be required to be included about the nominee in a proxy statement under regulation 14A under the Securities Exchange Act of 1934.

  First National

        First National's bylaws provide that any shareholder entitled to vote for the election of directors may make nominations for the election of directors by giving written notice to the secretary of First National (i) with respect to an election to be held at an annual meeting of shareholders, 90 days in advance of such meeting; and (ii) with respect to an election to be held at a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders. Each notice shall set forth: (i) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (ii) a representation that the shareholder is a holder of record of stock of First National entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (iv) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated, or intended to be nominated, by the Board of Directors; and (v) the consent of each nominee to serve as a director of First National if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure. The chairman of any such meeting, for good cause shown and with proper regard for the orderly conduct of business at the meeting, may waive in whole or in part the director nomination section.

Shareholder Action Without Meeting

  Carolina National

        Under South Carolina law, any action required or permitted to be taken by shareholders at a meeting may be taken without a meeting if a written consent describing the action to be taken is signed by all of the shareholders entitled to vote with respect to the subject matter thereof. Carolina National's organizational documents do not alter the default rules under South Carolina law.

  First National

        First National's organizational documents also do not alter the default rules under South Carolina law.

Calling Meetings of Shareholders

  Carolina National

        Carolina National bylaws provide that special meetings of shareholders may be called at any time for any purpose by Carolina National's president or chairman of the board of directors, or by a majority of the board of directors, and shall be called by the president or by the secretary at the written request of a majority of the board of directors. Carolina National must call a special meeting when requested in writing by shareholders owning shares representing at least one-tenth of all outstanding votes entitled to be cast on any issue at the meeting. Such shareholder request must state the purpose or purposes of the proposed meeting.

  First National

        First National's bylaws provide that special meetings of shareholders may be called at any time for any purpose by First National's chief executive officer, president, or chairman of the board of directors, or by a majority of the board of directors. First National's bylaws provide that First National shall also call a special meeting when requested in writing by shareholders owning shares representing at least one-tenth of all outstanding votes entitled to be cast on any issue at the meeting. Such written demands sent to the secretary shall set forth as to each matter the shareholders propose to be presented at the special meeting (i) a description of the purpose or purposes for which the meeting is to be held (including the specific proposal(s) to be presented); (ii) the name and record address of the shareholders proposing such business; (iii) the class and number of shares that are owned of record by the shareholders as of a date within ten days of the delivery of the demand; (iv) the class and number of shares that are held beneficially, but not held of record, by the shareholders as of a date within ten days of the delivery of the demand; and (v) any interest of the shareholders in such business. Any such special shareholders' meeting shall be held at a location designated by the board of directors. The board of directors may set such rules for any such meeting as it may deem appropriate, including when the meeting will be held (subject to any requirements of law), the agenda for the meeting (which may include any proposals made by the board of directors), who may attend the meeting in addition to shareholders of record and other such matters. Business transacted at any special meeting shall be confined to the specific purpose or purposes stated in the notice of the meeting.

Indemnification of Directors, Officers, and Employees

  Carolina National

        South Carolina law prescribes the extent to which directors and officers will be indemnified by Carolina National. A corporation, with certain exceptions, may to indemnify a current or former director against liability if (i) he conducted himself in good faith, (ii) he reasonably believed (x) that his conduct in his official capacity with the corporation was in its best interest and (y) his conduct in other capacities was at least not opposed to the corporation's best interest, and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. A corporation may not indemnify a current or former director in connection with a proceeding by or in the right of the corporation in which he was adjudged liable to the corporation or in connection with a proceeding charging improper personal benefit to him. The above standard of conduct is determined by the board of directors or a committee thereof or special legal counsel or the shareholders.

        Carolina National must indemnify a director or officer in the defense of any proceeding to which such person was a party because of his or her capacity as officer or director against reasonable expenses when such person is wholly successful in his or her defense, unless the articles of incorporation provide otherwise. Upon application, the court may order indemnification of the director or officer if such person is adjudged fairly and reasonably so entitled. Carolina National also may indemnify and advance expenses to an officer, employee or agent who is not a director to the same extent as a director or as otherwise set forth in the corporation's articles or bylaws or by resolution of the board of directors or by contract.

  First National

        The bylaws for First National follow the standards under South Carolina law as outlined above.

Limitation of Liability for Directors

        Each of Carolina National's and First National's articles of incorporation provides that a director's liability is eliminated or limited to the fullest extent permitted by South Carolina law. A director is not personally liable to the corporation or any of its shareholders for monetary damages for breach of any duty as director, except for liability:

  •
  for any breach of the director's duty of loyalty to the corporation or its shareholders;

  •
  for acts or omissions not in good faith or which involved gross negligence, intentional misconduct, or a knowing violation of law;

  •
  for unlawful corporate distributions; or

  •
  for any transaction from which the director derived an improper personal benefit.

        Each company's articles of incorporation also provide that if at any time, South Carolina law is amended to authorize the further elimination or limitation of the liability of a director, then the liability of each director of Carolina National and First National shall be eliminated or limited to the fullest extent permitted by South Carolina law, as so amended, without further action by the shareholders, unless the provisions of South Carolina law, as amended, require further action by the shareholders.

Amendment to Articles of Incorporation

  Carolina National

        Carolina National's articles provide that any amendments to Article 5 of the articles must be approved by the affirmative vote of the holders of 80% of the outstanding shares of the corporation, unless at least two-thirds of the board of directors approves the amendment. In that case, the amendment need only be approved by the affirmative vote of the holders of two-thirds of the outstanding shares. Other amendments to the articles, which have been approved by two-thirds of the full board of directors, may be approved by the affirmative vote of the holders of two-thirds of the outstanding shares (a majority of shares, in the case of a change of name or number of authorized shares).

  First National

        South Carolina law provides that a corporation may amend its articles of incorporation if the board of directors proposes the amendment to the shareholders, and the amendment receives the requisite shareholder approval. Unless a corporation's articles of incorporation provide otherwise, amendments must be approved by two-thirds of all votes entitled to be cast on the matter, as well as two-thirds of the votes entitled to be cast on the matter within each voting group entitled to vote as a separate voting group on the amendment. First National's articles do not alter the default provisions of South Carolina law.

Amendment to Bylaws

  Carolina National

        Carolina National's bylaws provide that the board of directors may amend, repeal or adopt by-laws at any regular or special meeting of the board, with the exception of any bylaw adopted by the shareholders that expressly provides that the board may not adopt, amend or repeal that bylaw or any bylaw on that subject. Any bylaw adopted by the board may be amended or repealed by vote of the holders of a majority of the shares entitled at the time to vote for the election of directors. Neither the directors nor the shareholders shall, however, have the power to adopt, amend or repeal any by-law if such adoption, amendment or repeal would cause the Carolina National's bylaws to be inconsistent with Carolina National's articles of incorporation.

  First National

        According to First National's articles, the board of directors may amend the bylaws upon the affirmative vote of a majority directors or unanimous written consent. Shareholders may amend the bylaws only upon the affirmative vote of the holders of not less than two-thirds of the votes entitled to be cast at any meeting at which a quorum is present or represented by proxy. In addition, the bylaws provide that upon adoption of any new bylaw by the shareholders, the shareholders may provide expressly that the board of directors may not adopt, amend or repeal that bylaw or any bylaw on that subject.

Shareholder Vote on Fundamental Issues

  Carolina National

        Carolina National's articles of incorporation provide that a merger, exchange, or consolidation of Carolina National with, or a sale of all or substantially all the assets of Carolina National to, any person or entity, or a resolution to dissolve Carolina National, must be approved by holders of not less than 80% of the outstanding voting stock if two-thirds of the board of directors does not approve such transaction. If two-thirds of the board of directors approves the transaction, the required shareholder vote for approval is governed by the default rules under South Carolina law as described below.

  First National

        Under South Carolina law, a plan of merger must generally be approved by the affirmative vote of the holders of at least two-thirds of the votes entitled to be cast on the plan regardless of the class or voting group to which the shares belong, and two-thirds of the votes entitled to be cast on the plan within each voting group entitled to vote as a separate voting group on the plan. A corporation's articles of incorporation may require a lower or higher vote for approval, but the required vote must be at least a majority of the votes entitled to be cast on the plan by each voting group entitled to vote separately on the plan. First National's articles of incorporation do not alter the default rules of South Carolina law.

        Under South Carolina law, to authorize the sale, lease, exchange, or other disposition of all or substantially all of the property of a corporation, other than in the usual and regular course of business, or to voluntarily dissolve the corporation, South Carolina law requires the affirmative vote of at least two-thirds of all the votes entitled to be cast on the transaction. A corporation's articles of incorporation may require a lower or higher vote for approval, but the required vote must be at least a majority of all the votes entitled to be cast on the transaction. First National's articles of incorporation do not alter the default rules of South Carolina law.

Dispute Resolution

  Carolina National

        Carolina National's bylaws require that any dispute between a Carolina National shareholder and (i) the corporation or (ii) any Carolina National officer or (iii) any other Carolina National shareholder that arises out of the aggrieved shareholder's status as a shareholder must be resolved by binding arbitration, pursuant to the rules of the American Arbitration Association, held in Columbia, South Carolina.

  First National

        First National's bylaws do not prescribe any particular method for dispute resolution.

Notice for Shareholder Proposals

  Carolina National

        Carolina National's bylaws provide that shareholder proposals requested to be adopted at a meeting must be submitted to the president of Carolina National in writing not less than 70 days prior to the meeting; however, this limitation does not apply to any resolution proposed by the board of directors or the president of Carolina National.

  First National

        First National's bylaws provide that a shareholder must give written notice to the secretary of First National not less than 30 nor more than 60 days in advance of the annual meeting (provided, however, that if less than 31 days' notice of the meeting is given to shareholders, such written notice shall be delivered or mailed to the secretary not later than the close of the tenth day following the day on which notice of the meeting was mailed to shareholders).

Share Restrictions

  Carolina National

        Carolina National's bylaws do not address the ability of Carolina National's board to impose restrictions on the transfer of shares.

  First National

        First National's bylaws permit First National's board to impose restrictions on the transfer of shares to the maximum extent permitted by law. A restriction does not affect shares issued before the restriction was adopted unless the holders of the shares are parties to the restriction agreement or voted in favor of the restriction, and restrictions are valid and enforceable against the holder or a transferee of the holder if the restriction is authorized and its existence is noted conspicuously on the front or back of the certificate.

Control Share Acquisition Provisions

  Carolina National

        South Carolina law contains provisions that, under certain circumstances, would preclude an acquiror of the shares of a South Carolina corporation who crosses one of three voting thresholds (20%, 33 1/3% or 50%) from obtaining voting rights with respect to such shares unless a majority in interest of the disinterested shareholders of the corporation votes to accord voting power to such shares.

        The legislation provides that, if authorized by the articles of incorporation or bylaws prior to the occurrence of a control share acquisition, the corporation may redeem the control shares for their fair value if the acquiring person has not complied with certain procedural requirements (including the filing of an "acquiring person statement "with the corporation within 60 days after the control share acquisition) or if the control shares are not accorded full voting rights by the shareholders. Carolina National is not authorized by its articles of incorporation or bylaws to redeem control shares pursuant to such legislation.

  First National

        First National has specifically opted out of coverage of the control share acquisition provisions of South Carolina law.

Business Combination Statute

        South Carolina law prohibits specified "business combinations" with "interested shareholders" unless certain conditions are satisfied. The act defines an "interested shareholder" as any person (other than the corporation or any of its subsidiaries) that (i) beneficially owns 10% or more of the corporation's outstanding voting shares or (ii) at any time within the preceding two-year period beneficially owned 10% of the voting power of the corporation's outstanding shares and is an affiliate or associate of the corporation.

        Covered business combinations with interested shareholders or an affiliate or associate of an interested shareholder include, among other transactions:

  •
  merger of the corporation;

  •
  sale, lease, exchange, mortgage, pledge, transfer, or other disposition of assets having a value equal to 10% or more of the value of all assets of the corporation, the value of all outstanding shares of the corporation, or the earning power or net income of the corporation;

  •
  transfer of shares of the corporation equaling 5% or more of the market value of all outstanding shares of the corporation; and

  •
  dissolution or liquidation of the corporation proposed by or under an arrangement with an interested shareholder or its affiliate or associate.

        Covered business combinations are prohibited unless:

  •
  the board of directors of the corporation approved of the business combination before the interested shareholder became an interested shareholder;

  •
  a majority of shares not beneficially owned by the interested shareholder approved the combination; and

  •
  certain transactional requirements are met.

        Covered business combinations are prohibited for two years after an interested shareholder becomes interested unless the board of directors of the corporation approved of the business combination before the interested party became interested.

        Both Carolina National and First National are subject to the business combination provisions of the South Carolina statute. Carolina National's articles of incorporation further provide that if this statute is repealed, it shall remain in effect for Carolina National in its form immediately prior to any such repeal under Carolina National's articles of incorporation unless repealed by its shareholders.

PROPOSAL NO. 2—AUTHORIZATION TO ADJOURN

        At each special shareholders' meeting, Carolina National and First National shareholders are being asked to consider and vote on a proposal to authorize management to adjourn the meeting to allow time for further solicitation of proxies if there are insufficient votes present at the meeting, in person or by proxy, to approve the merger.

        Carolina National's and First National's board of directors recommends that Carolina National and First National shareholders, respectively, vote FOR the proposal to authorize management to adjourn the special shareholders' meeting to allow time for the further solicitation of proxies to approve the merger agreement.

        If the merger is approved by the shareholders, Carolina National does not intend to hold an annual meeting of shareholders in 2008. However, if the merger is not approved by the shareholders or is not completed, Carolina National will hold an annual meeting as soon as it may conveniently do so. As soon as a date for such meeting is set, Carolina National will notify shareholders of the meeting date and the dates by which any shareholder proposals must be received for inclusion, if otherwise appropriate, in Carolina National's proxy statement and form of proxy relating to that meeting and determining whether proxies solicited by management of Carolina National may be voted on any shareholder proposal in the discretion of the designated proxy agents.

INFORMATION ABOUT FIRST NATIONAL

First National Bancshares, Inc.

        First National is a South Carolina corporation organized in 1999 to serve as the holding company for First National Bank of the South, a national banking association, which is referred to herein as the "bank." The bank currently maintains a main office in Spartanburg, South Carolina, four additional full-service branches and three loan production offices in select markets across the state.

        First National's assets consist primarily of its investment in the bank and liquid investments. First National's primary activities are conducted through the bank. As of December 31, 2006, First National's consolidated total assets were $465.4 million, its consolidated total loans were $379.5 million, its consolidated total deposits were $376.7 million, and its total shareholders' equity was approximately $27.0 million.

        First National's net income is dependent primarily on its net interest income, which is the difference between the interest income earned on loans, investments, and other interest-earning assets and the interest paid on deposits and other interest-bearing liabilities. To a lesser extent, First National's net income also is affected by its noninterest income derived principally from service charges and fees as well as the level of noninterest expenses such as salaries and employee benefits.

        First National's operations are significantly affected by prevailing economic conditions, competition, and the monetary, fiscal, and regulatory policies of governmental agencies. Lending activities are influenced by a number of factors, including the general credit needs of individuals and small and medium-sized businesses in its market areas, competition among lenders, the level of interest rates, and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily the rates paid on competing investments, account maturities, and the levels of personal income and savings in its market areas.

First National Bank of the South

        First National Bank of the South is a national banking association with its principal executive offices in Spartanburg, South Carolina. It is primarily engaged in the business of accepting deposits insured by the FDIC and providing commercial, consumer, and mortgage loans to the general public. First National operates under a traditional community banking model, with a particular focus on commercial real estate and small business lending. It commenced banking operations in March 2000 in Spartanburg, South Carolina, where First National operates three full-service branches under the name First National Bank of Spartanburg. Since 2003, First National has expanded into four additional counties across the state of South Carolina under the name First National Bank of the South.

        In October 2005, First National successfully converted its Mount Pleasant loan production office, opened in October 2004, to a fourth full-service branch, First National's first in the Charleston area. In January 2006, First National's expanded into South Carolina's state capital with the opening of a loan production office in Columbia. In February 2006, First National' opened a loan production office on Daniel Island to expand its presence in the Charleston area.

        In October 2006, First National opened a fifth full-service branch, its first in the Greenville market, in a temporary location. In June 2007, First National completed construction of its permanent branch and market headquarters on Pelham Road in Greenville and relocated its Greenville full-service branch. In August 2007, First National opened a full-service branch in an existing facility in Greer, South Carolina.

        In April 2007, First National opened a sixth full-service branch, its second in the Charleston market, in a leased facility located at 140 East Bay Street in downtown Charleston. Additionally, First

National is expanding its banking operations into York and Lancaster Counties, beginning with a loan production office in Rock Hill that opened in February 2007.

        In April 2007, First National opened its new operations center adjacent to its corporate headquarters in Spartanburg, South Carolina, which resulted in a total of 29,500 square feet of office space, including its existing corporate headquarters facility which continues to house a full-service branch.

        In August 2002, First National began to offer trust and investment management services through a strategic alliance with Colonial Trust Company, a South Carolina private trust company established in 1913. First National also originates small business loans under the Small Business Administration's ("SBA") various loan programs through its small business lending division, First National Business Capital. The SBA division operates from First National's Pelham Road location in Greenville and makes loans to customers located throughout the Carolinas and Georgia. In addition, First National opened a wholesale mortgage division on January 29, 2007, as an enhancement to its current banking operations. The division operates from leased office space located at 200 North Main Street in downtown Greenville, South Carolina, and employs a staff of ten individuals. It offers a wide variety of conforming and non conforming loans with fixed and variable rate options, although the trend is to move towards all loans being conforming or traditional mortgage loans. Conforming loans are those that are fully documented and are in amounts less than $417,000. The division also offers FHA/VA and construction/permanent products to its customers. The division's customers are located primarily in South Carolina. First National anticipates the wholesale mortgage division will continue to serve its existing base of other community banks and mortgage brokers.

Growth Strategy

        First National targets both individuals and small to medium-sized businesses in its markets and has adopted a decentralized strategy that focuses on providing superior service through its employees who are relationship-oriented and committed to their respective communities. Through this strategy First National intends to grow its business, expand its customer base, and improve profitability. The key elements of First National's strategy are:

        Deliver superior community banking.    First National effectively competes with its super-regional competitors by providing superior customer service with localized decision-making capabilities. First National emphasizes to its employees the importance of delivering superior customer service and seeking opportunities to strengthen relationships both with customers and in the communities First National serves. First National's organizational structure with its designation of regional executives allows it to provide local decision-making consistent with its community banking philosophy. First National also intends to create regional boards comprised of local business and community leaders in each of its markets. First National currently maintains a regional board in Charleston and is in the process of forming one in Greenville. First National has also agreed to form a Columbia regional board and has offered seats on this board to all of the Carolina National directors.

        Maintain excellent asset quality.    First National considers credit quality to be of primary importance and has taken measures to help assure that it consistently maintains excellent asset quality through a strong credit culture, extensive underwriting procedures, and comprehensive loan review. First National has developed an operations infrastructure designed to support its rapid growth and expansion plans without sacrificing credit quality. First National's continued focus on asset quality has resulted in a ratio of net charge-offs to average total loans at or below 0.07% for the past five years. For the six months ended June 30, 2007, First National's ratio of net charge-offs to average total loans was .04%.

        Expand into high growth markets.    First National has pursued growth through de novo branching into attractive markets based on its analysis of demographic and competitive data. First National's strategy is to identify experienced bankers in each target market who share its philosophies regarding community banking, strong credit policies, and customer service. After retaining these key executives, First National then opens a loan production office in the market. Once there is a sufficient loan and customer base at the loan production office, First National converts the loan production office into a full-service branch to further serve the market. First National's expansion in both Charleston and Greenville followed this approach. First National believes its expansion philosophy enables it to enter markets with less risk and operate more efficiently upon the opening of a full-service branch. While organic growth has been First National's primary focus, it also may continue to consider select bank and non-bank (e.g. brokerage and insurance) acquisitions in the future.

        Build core deposit base.    First National's primary competition in its markets is large regional and super regional banks. First National believes that its community banking philosophy and emphasis on customer service allows it to take market share from its competitors. As a result, First National intends to decrease its reliance on non-core funding as more loan production offices are converted into full service branches and these branches mature. While building a core deposit base takes time, First National's strategy has experienced considerable success. First National entered Charleston in October 2005 with a loan production office. In October 2006, due to significant loan demand and the creation of a core customer base, First National converted the office into a full service branch. Within one year, deposits had grown substantially and the loan to deposit ratio had fallen to 100%. First National is now leveraging its success in this market with its new branch in downtown Charleston. First National's goal is to be in the top five institutions in deposit market share in each of its markets.

        Enhance current banking operations by diversifying revenue mix.    First National seeks to provide a broad range of products and services to better serve its customers, while also increasing noninterest income as a percentage of its gross income (net interest income plus noninterest income). First National offers trust and investment management services through its strategic alliance with Colonial Trust Company, a South Carolina private trust company, established in 1913. First National also operates a small business lending division that focuses on SBA lending, based in Greenville under the name First National Business Capital. Additionally, in January 2007, First National opened a wholesale mortgage division to originate residential real estate mortgage loans through other community banks and mortgage brokers and sell them in the secondary market. First National will evaluate future opportunities to increase noninterest income as they arise. First National expects these efforts to significantly contribute to its noninterest income and allow it to diversify its revenue sources.

Market Areas

        To better execute First National's strategic plan for growth and expansion, it has organized its banking operations into four geographic regions:

  •
  Spartanburg Region;

  •
  Eastern Region;

  •
  Western Region; and

  •
  Northern Region.

        The Spartanburg Region serves as the backbone and support center for First National's expanding branch network. First National's corporate headquarters are located in the Spartanburg Region, along with two other full service branches. Within each other region, First National conducts its banking operations in selected market areas which meet the criteria for its business plan. In addition, First National is continually evaluating other high-growth areas to further expand its asset base and resulting branch network. First National has appointed an officer to each region, other than the Spartanburg Region, to oversee each region's banking and business development activities and assist the executive management team in evaluating market areas within the region for growth and expansion opportunities.

These regional officers also serve as the liaison to their region's business community and function as the primary point of contact for the local regional board members.

Spartanburg Region

        First National's primary market area is Spartanburg County, which is located in the upstate region of South Carolina between Atlanta and Charlotte on the I-85 business corridor. According to SNL Financial ("SNL"), as of July 1, 2006, Spartanburg County's population totaled 271,347 residents. Population growth from 2006 to 2011 for Spartanburg County is projected to be 4.89%.

        According to the South Carolina Department of Commerce, Spartanburg County attracted over $160 million in capital investment in 2005. In addition, the Spartanburg Area Chamber of Commerce reports that since 2001, downtown Spartanburg has attracted more than $170 million in investments and 1,200 new jobs. As of 2006, estimated median family income for the Spartanburg metropolitan statistical area was $54,200, as compared to $52,900 for South Carolina, according to the U.S. Department of Housing and Urban Development. According to the South Carolina Department of Commerce, more than 90 international firms, representing 15 nations, conduct business in Spartanburg County, including Michelin, BMW, and Invista. BMW's North American assembly plant in Spartanburg began production in September 1995 and is now the sole producer of both the Z4 roadster and coupe and the X5 sports activity vehicle. Spartanburg is also home to many domestic corporations, including Milliken, Cryovac, Denny's, QS/1, and Advance America. First National believes that Spartanburg has a strong economic environment that will continue to support the community and First National's business in the future.

        First National advertises heavily in the Spartanburg market and, through its three full-service branches in Spartanburg, First National has positioned itself as the leading local community bank in this market. As of June 30, 2006, First National was the fifth largest bank in Spartanburg County, with $289.7 million in total deposits, or 9.47%, of the approximately $3.06 billion of deposits in the market. The following table includes information from the FDIC website regarding First National's deposit market share in Spartanburg County relative to its top competitor banks as of June 30, 2006:

Rank	Bank	Branches	Total Deposits	Market Share
		(Dollar amounts in millions)
1	Wachovia	7	$532.2	17.40%
2	BB&T	9	441.9	14.44%
3	Bank of America	8	380.5	12.44%
4	First Citizens Bank	10	298.4	9.76%
5	First National Bank of The South	3	289.7	9.47%
6	SunTrust Bank	12	272.4	8.91%
7	Arthur State Bank	7	203.7	6.66%
8	National Bank of South Carolina	4	174.7	5.71%
	All others (6 institutions)	16	465.6	15.21%
	Total	76	$3,059.1	100.00%

        First National opened its new operations center adjacent to its corporate headquarters in April 2007. The completion of this addition resulted in a total of 29,500 square feet of office space, including its existing corporate headquarters facility which continues to house a full-service branch.

Eastern Region

        First National's Eastern Region reaches from the state capital of Columbia, in Richland County, down to historic Charleston and will also encompass its future expansion into other coastal areas of South Carolina. First National's full-service branch in Mount Pleasant and its loan production office on

Daniel Island serve the fast-growing Charleston market. First National opened another full-service branch in the Charleston market at 140 East Bay Street in downtown Charleston in April 2007. This location serves as First National's headquarters for the Charleston market area. According to the FDIC, total deposits in Charleston were $6.47 billion as of June 30, 2006.

        As of July 1, 2006, Charleston County's estimated population totaled 342,194 residents and the Charleston-North Charleston Metropolitan Statistical Area ("MSA") estimated population totaled 616,148 residents, according to SNL. Population growth for Charleston County and the Charleston-North Charleston MSA is projected to be 8.79% and 10.88%, respectively, from 2006 to 2011. The Charleston area achieved an employment growth rate of 9.1% from 2000 through 2005, outpacing national employment growth of 3.5% during that same period, according to the Charleston Regional Development Alliance.

        Charleston is the beneficiary of significant investment and development. The South Carolina Department of Commerce reports that Charleston County has attracted over $653.7 million in announced capital investment since 2004. The Charleston Regional Development Alliance reports that since 1995, new and expanding companies invested more than $5 billion in the region. In its May 2006 issue, Inc. magazine ranked Charleston as one of "The Top U.S. Cities for Doing Business." The Charleston regional economy has attracted approximately 70 firms with internationally-owned operations, according to the Charleston Regional Development Alliance. These firms include Bosch, Berchtold, Maersk Sealand, Rhodia, and Holset Engineering. Domestic firms also maintain significant operations in the Charleston area, including MeadWestvaco, Nucor Steel, Alcoa, Arborgen, Blackbaud, and Piggly Wiggly. In addition, as of 2006, the U.S. Navy and the Charleston Air Force Base collectively employed over 21,800 full-time employees, according to the Charleston Metro Chamber of Commerce.

        Charleston is also a popular travel destination, which helps fuel the local economy. Conde Nast Traveler magazine has ranked Charleston as one of the country's top 10 domestic travel destinations for the past 13 years. According to the Charleston Metro Chamber of Commerce, in 2004, there were over 4.7 million visitors to the Charleston region with an aggregate regional economic impact of $5.7 billion. In addition, the total direct and indirect jobs in the Charleston region related to tourism were approximately 105,000 in 2004, resulting in aggregate earnings for local residents exceeding $1.45 billion.

        As of June 30, 2006, First National operated one full-service branch in Mount Pleasant and was the 19th largest bank in Charleston County, with $23.7 million, or 0.37%, of the approximately $6.47 billion of deposits in the market. The following table includes information from the FDIC website regarding deposit market share in Charleston County relative to First National's top competitor banks as of June 30, 2006:

Rank	Bank	Branches	Total Deposits	Market Share
		(Dollar amounts in millions)
1	Wachovia	20	$1,819.6	28.11%
2	Bank of America	17	1,024.7	15.83%
3	First Federal of Charleston	17	916.9	14.17%
4	National Bank of South Carolina	7	402.9	6.23%
5	BB&T	7	372.8	5.76%
6	Southcoast Community Bank	4	311.6	4.81%
7	First Citizens Bancorp	13	295.4	4.56%
8	Community Firstbank	4	275.4	4.26%
9	Carolina First Bank	4	266.6	4.12%
10	Tidelands Bank	1	228.9	3.54%
19	First National Bank of the South	1	23.7	0.37%
	All others (11 institutions)	23	533.9	8.24%
	Total	118	$6,472.4	100.00%

        In January 2006, First National opened a loan production office located at 725 Crosshill Road in Columbia, South Carolina. Currently, First National primarily originates loans to builders and developers in this market through this loan production office. However, First National anticipates identifying experienced bankers in this market in the near future to expand its lending capabilities to full-service banking operations.

        First National's Columbia loan production office serves Richland County. With its central location in the state and convenient access to I-20, I-26, and I-77, this area is one of the fastest growing areas in South Carolina according to U.S. Census data. Home to the state capital, the University of South Carolina, and a variety of service-based and light manufacturing companies, this area provides a growing and diverse economy. According to the SNL, the Columbia, SC MSA had an estimated population of 708,972 residents as of July 1, 2006 and is projected to grow 7.15% from 2006 to 2011. The South Carolina Department of Commerce reports that Richland County attracted over $442.0 million in announced capital investment since 2000. Additionally, as reported by the Central Midlands Council of Governments, new single family housing units approved for construction in Richland County and surrounding areas increased from 2,172 in 1990 to 4,941 in 2004, an increase of over 127%. As of June 30, 2006, FDIC-insured institutions in Richland County and the Columbia metropolitan area had approximately $7.93 billion and $11.3 billion in deposits respectively.

Western Region

        First National's Western Region stretches from Spartanburg to the Georgia border along South Carolina's I-85 corridor. First National opened a full-service branch at a temporary location in Greenville in October 2006. In June 2007, First National completed its permanent branch and market headquarters on Pelham Road and relocated its Greenville full-service branch to this location. In August 2007, First National opened a full-service branch in an existing facility in Greer, South Carolina.

        Greenville County is South Carolina's most populous county with 411,904 residents as of July 1, 2006 according to SNL. Greenville County's projected population growth from 2006 to 2011 is 6.44%. Greenville is also one of the state's wealthiest counties, with an estimated median household income of $56,500 in 2006 versus $52,900 for the state of South Carolina according to U.S. Department of Housing and Urban Development.

        In the past decade, Greenville County has attracted more than $6 billion in new business investment and 43,000 new jobs and, according to the 2005 Greenville County Annual Report, is now considered the "economic engine of South Carolina." During the same period, Greenville County was rated first in the United States by Site Selection magazine for both new and expanding international firms and, in 2002, was ranked fifth out of America's top 50 cities for European business expansion.

        As of June 30, 2006, FDIC-insured institutions in Greenville County had approximately $8.40 billion in deposits, an increase of 8.7% since June 30, 2005.

Northern Region

        The opening of First National's loan production office in February 2007 in Rock Hill marked its entry into the Northern Region of its franchise. This region includes growing York and Lancaster counties and the suburbs south of Charlotte, North Carolina. Rock Hill is located 20 minutes south of Charlotte, North Carolina along the I-77 corridor. It is the home of Winthrop University and several business parks. Lancaster County has a population of 65,083 residents while York County has a population of 198,269 residents, of which 57,073 reside in Rock Hill according to SNL. York County attracted over $47.44 million in announced capital investment in 2005, according to the South Carolina Department of Commerce.

        According to SNL, York County had one of the highest median household incomes in the state at $52,872 as of 2006. The three largest employers in York County are Wells Fargo Home Mortgage, Bowater and Duke Power. York and Lancaster Counties, combined, had $2.10 billion in deposits, as of June 30, 2006, according to the FDIC. Consistent with First National's growth strategy of converting loan production offices to full service branches, First National expects to seek regulatory approval to open a full-service branch in Rock Hill in the future.

Lending Activities

        General.    First National offers a variety of lending services, including real estate, commercial, and consumer loans, including home equity lines of credit, primarily to individuals and small- to mid-size businesses that are located, or conduct a substantial portion of their business in the Spartanburg, Charleston, Columbia, Greenville and Rock Hill markets. As of June 30, 2007, First National had total loans, including mortgage loans held for sale, of $455.1 million, representing 82.0% of its total assets. First National emphasizes a strong credit culture based on traditional credit measures and its knowledge of First National's markets through experienced relationship managers. First National has designed its credit grading system to reduce the risk in its loan portfolio and to assist First National in setting performance benchmarks in the areas of nonperforming assets, charge-offs, past dues, and loan documentation. In addition to having developed a strong in-house credit review function, First National engages outside firms to evaluate its loan portfolio. As of June 30, 2007, there were no loans accruing interest that were 90 days or more past due, First National had no restructured loans, and its ratio of nonperforming assets to total assets was 0.78%. At June 30, 2007, we had $3.9 million in nonperforming loans.

        First National's underwriting standards vary for each type of loan. While First National generally underwrites the loans in its portfolio in accordance with its internal underwriting guidelines and regulatory supervisory guidelines, in certain circumstances First National has made loans that exceed either its internal underwriting guidelines, supervisory guidelines, or both. First National is permitted to hold loans that exceed supervisory guidelines up to 100% of its capital. First National has made loans that exceed its internal guidelines to a limited number of its customers who have significant liquid assets, net worth, and amounts on deposit with the bank. As of June 30, 2007, $16.2 million, or approximately 3.6% of First National's loans and 58.1% of First National's capital, had loan-to-value ratios that exceeded regulatory supervisory guidelines.

        First National has focused its lending activities primarily on small- and medium-sized business owners, commercial real estate developers, and professionals. First National also strives to maintain a diversified loan portfolio and limit the amount of its loans to any single customer. As of June 30, 2007, First National's 10 largest customer loan relationships represented approximately $34.8 million, or 7.65% of its loan portfolio.

        Real Estate Mortgage Loans.    Loans secured by real estate mortgages are the principal component of First National's loan portfolio. To increase the likelihood of the ultimate repayment of the loan, First National obtains a security interest in real estate whenever possible, in addition to other available collateral. As of June 30, 2007, loans secured by first or second mortgages on real estate made up approximately $410.5 million, or 90.2% of First National's loan portfolio.

        Within the broader category of real estate mortgage loans, the following table describes the loan categories of one-to-four family residential real estate loans, multi-family residential real estate loans, home equity loans, commercial real estate loans, and land loans as of June 30, 2007:

Type of Real Estate Loan	Amount
	(Dollar amounts In thousands)
One-to-four family residential	$88,457
Multi-family residential	3,028
HELOC	22,670
Commercial real estate	220,585	(1)
Land	75,803

Total	$410,543	(2)

(1)
Includes SBA loans.

(2)
Excludes mortgage loans held for sale.

        Most of First National's real estate loans are secured by residential or commercial property. Real estate loans are subject to the same general risks as other loans and are particularly sensitive to fluctuations in the value of real estate. Fluctuations in the value of real estate, as well as other factors arising after a loan has been made, could negatively affect a borrower's cash flow, creditworthiness, and ability to repay the loan.

        Commercial Real Estate Loans.    As of June 30, 2007, First National's individual commercial real estate loans ranged in size from $5,000 to $4.0 million. The average commercial real estate loan size was approximately $341,000. Other than the SBA loans discussed below, these loans generally have terms of five years or less, although payments may be structured on a longer amortization basis. First National evaluates each borrower on an individual basis and attempts to determine the business risks and credit profile of each borrower. First National attempts to reduce credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied properties where the loan-to-value ratio, established by independent appraisals, does not exceed 80%. First National prepares a credit analysis in addition to a cash flow analysis to support the loan. In order to help assure secondary sources of payment and liquidity to support a loan request, First National typically reviews all of the personal financial statements of the principal owners and requires their personal guarantees. These commercial real estate loans include various types of business purpose loans secured by commercial real estate.

        Residential Real Estate Loans.    As of June 30, 2007, First National's individual residential real estate loans ranged in size from less than $1,000 to $2.5 million, with an average loan size of approximately $156,000. First National generally limits the loan-to-value ratio on its residential real estate loans to 80%. First National offers fixed and adjustable rate residential real estate loans with amortizations up to 20 years. To limit its risk, First National offers fixed rate and variable rate loans for terms greater than 20 years through a third party, rather than originating and retaining these loans itself. Generally, First National does not originate traditional long term residential mortgages for its portfolio, but First National does issue traditional first and second mortgage residential real estate loans for terms of less than 20 years and home equity lines of credit. As of June 30, 2007, included in First National's $88.5 million residential real estate loan portfolio was $29.7 million, or 33.6%, in first and second mortgages on individuals' homes.

        Home Equity Lines of Credit.    As of June 30, 2007, First National's individual home equity lines of credit ranged in size from less than $1,000 to $571,000, with an average balance of approximately $32,000. First National's underwriting criteria for, and the risks associated with, home equity loans and lines of credit are generally the same as those for first mortgage loans. Home equity lines of credit typically have terms of 15 years or less. First National generally limits the extension of credit to 90% of the available equity of each property, although First National may extend up to 100% of the available equity. Approximately $22.7 million, or 5.5% of First National's real estate loans, are home equity lines of credit.

        Small Business Loans.    First National offers small business loans through its small business lending division, First National Business Capital, that typically have terms of 25 years and are made with floating rates. These loans utilize government enhancements such as the SBA's 7(a) program and 504 programs and are partially guaranteed by the government, which helps to reduce the associated risk. These loans are generally secured by first or second mortgages on commercial real estate. Government guarantees of SBA loans are generally 75% of the loan. First National usually sell the portion of the loans that is secured by the SBA guarantee in the secondary market to provide additional liquidity and to provide a source of noninterest income. First National typically retains servicing for these loans at an agreed upon servicing rate for the life of the loan. In order to secure secondary sources of payment and liquidity, First National typically requires the personal guarantees of the principal owners.

        Wholesale Mortgage Loans Held for Sale.    First National's wholesale mortgage division began operations in January 2007. This division offers a wide variety of conforming and non conforming loans with fixed and variable rate options, although the trend is to move towards all loans being conforming or traditional mortgage loans. Conforming loans are those that are fully documented and are in amounts less than $417,000. The division also offers FHA/VA and construction/permanent products to its customers. The division's customers are located primarily in South Carolina. First National anticipates the wholesale mortgage division will continue to serve its existing base of other community banks and mortgage brokers.

        Real Estate Construction and Land Development Loans.    First National offers adjustable and fixed rate residential and commercial construction loans to builders and developers. As of June 30, 2007, First National's commercial construction and development real estate loans ranged in size from approximately $3,000 to $3.4 million, with an average loan size of approximately $436,000. As of June 30, 2007, First National's individual residential construction and development real estate loans ranged in size from less than $1,000 to $464,000, with an average loan size of approximately $93,000. The duration of its construction and development loans generally is limited to 12 months, with monthly interest payments and principal reductions upon the sale of the developed real estate collateral. First National attempts to reduce the risk associated with construction and development loans by obtaining personal guarantees and by keeping the loan-to-value ratio of the completed project at or below 80%. Construction and development loans generally carry a higher degree of risk than long-term financing of existing properties because repayment depends on the ultimate completion of the project or home and usually on the sale of the property or permanent financing. Specific risks include:

  •
  cost overruns;

  •
  mismanaged construction;

  •
  inferior or improper construction techniques;

  •
  economic changes or downturns during construction;

  •
  rising interest rates that may prevent sale of the property; and

  •
  failure to sell completed projects in a timely manner.

        As of June 30, 2007, total construction and development loans amounted to $149.7 million, or 34.29% of First National's total loan portfolio. Included in the $149.7 million were $22.1 million in construction loans, or 14.8% of First National's construction and development loan portfolio, that were made to commercial construction developers.

        Commercial Business Loans.    Most of First National's commercial business loans are secured by first or second mortgages on real estate, as described above. First National also makes some commercial business loans that are not secured by real estate. First National makes loans for commercial purposes in various lines of business, including retail, service industry, and professional services. As of June 30, 2007, First National's individual commercial business loans ranged in size from less than $1,000 to $1.4 million, with an average loan size of approximately $90,000. As with other categories of loans, the principal economic risk associated with commercial loans is the creditworthiness of the borrower. The risks associated with commercial loans vary with many economic factors, including the economy in First National's market areas. Commercial loans are generally considered to have greater risk than first or second mortgages on real estate because commercial loans may be unsecured, or if they are secured, the value of the collateral may be difficult to assess and more likely to decrease than real estate. As of June 30, 2007, commercial business loans amounted to $33.8 million, or 7.4%, of First National's total loan portfolio.

        Consumer Loans.    First National makes a variety of loans to individuals for personal and household purposes, including secured and unsecured installment loans and revolving lines of credit. Consumer loans are underwritten based on the borrower's income, current debt level, past credit history, and the availability and value of collateral. Consumer rates are both fixed and variable, with negotiable terms. First National's installment loans typically amortize over periods up to 60 months. However, First National will offer consumer loans with a single maturity date when a specific source of repayment is available. First National typically requires monthly payments of interest and a portion of the principal on its revolving loan products. Consumer loans are generally considered to have greater risk than first or second mortgages on real estate because consumer loans may be unsecured, or if they are secured, the value of the collateral may be difficult to assess and more likely to decrease in value than real estate. As of June 30, 2007, consumer loans amounted to $6.0 million, or 1.3%, of First National's loan portfolio.

        Loan Approval.    Certain credit risks are inherent in making loans. These include prepayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual borrowers. First National attempts to mitigate repayment risks by adhering to internal credit policies and procedures. These policies and procedures include officer and customer lending limits, a multi-layered approval process for larger loans, documentation examination, and follow-up procedures for any exceptions to credit policies. First National's loan approval policies provide for various levels of officer lending authority. When the amount of aggregate loans to a single borrower exceeds an individual officer's lending authority, the loan request will be reviewed by the internal management loan committee comprised of voting members Mr. Calvert, Mr. Zabriskie, Mr. Murdoch, and Ms. Payne. Individual loan authorities for secured loans range from $5,000 for First National's retail lenders, to $500,000 for First National's senior lenders, and up to $750,000 for First National's chief executive officer. Any three concurring members of First National's management loan committee can approve loans up to $3.0 million. If the loans exceed $3.0 million, then a board of directors' loan committee comprised of

Mr. Calvert and seven other directors may approve loans up to $5.0 million. The board of directors, with any seven concurring members, can approve loans up to First National's legal lending limit.

        Credit Administration and Loan Review.    First National emphasizes a strong credit culture based on traditional credit measures and its knowledge of its markets through experienced relationship managers. First National maintains a continuous internal loan review system and engages an independent consultant on an annual basis to review loan files on a test basis to confirm its loan grading. Each loan officer is responsible for every loan he or she makes, regardless of whether other individuals or committees joined in the approval. This responsibility continues until the loan is repaid or until the loan is officially assigned to another officer. The compensation of First National's lending officers is dependent in part on the asset quality of their loan portfolios. First National has adopted an incentive plan under which its loan officers are eligible to receive cash bonuses for achieving monthly and annual goals relating to, among other things, loan production and maintenance of minimum quality levels for the loan officer's portfolio.

        First National's dedication to strong credit quality is reinforced by its internal credit review process and performance benchmarks in the areas of nonperforming assets, charge-offs, past dues, and loan documentation. As it continues to grow, First National intends to add additional employees to assist with credit administration and loan review. In addition to its strong in-house credit review function, First National currently engages an outside firm to evaluate its loan portfolio on a quarterly basis for credit quality, a second outside firm for compliance issues on an annual basis, and a third outside firm to provide advice and recommendations and respond to specific inquiries at any time.

        Lending Limits.    First National's lending activities are subject to a variety of lending limits imposed by federal law. In general, the bank is subject to a legal limit on loans to a single borrower equal to 15% of the bank's capital and unimpaired surplus. This limit will increase or decrease as the bank's capital increases or decreases. Based upon the capitalization of the bank as of June 30, 2007, First National's legal lending limit was approximately $7.3 million. First National sells participations in its larger loans to other financial institutions, which allows it to manage the risk involved in these loans and to meet the lending needs of its customers requiring extensions of credit in excess of this limit.

Deposit Services

        One of First National's principal sources of funds is core deposits (deposits other than time deposits of $100,000 or more). As of June 30, 2007, approximately 80.5% of First National's total deposits were obtained from within its branch network. First National also relies on time deposits of $100,000 or more to support its growth, which First National generally obtains through brokers with whom First National maintains ongoing relationships. First National does not obtain time deposits of $100,000 or more through the internet. As of June 30, 2007, 19.5% of First National's total deposits consisted of out-of-market time deposits of $100,000 or more.

        First National offers a full range of deposit services, including checking accounts, commercial accounts, savings accounts, and other time deposits of various types, ranging from daily money market accounts to long-term certificates of deposit. First National regularly reviews its deposit rates to ensure that it remains competitive in its markets.

Trust and Investment Management Services

        Since August 15, 2002, First National has offered trust and investment management services through an alliance with Colonial Trust Company, a South Carolina private trust company established in 1913 with offices in Greenville and Spartanburg. This arrangement allows First National's consumer and commercial customers access to a wide variety of services provided by Colonial Trust Company, including trust services, professional portfolio management, estate administration, individual financial and retirement planning, and corporate retirement planning services. First National receives a residual fee from Colonial Trust Company based on a percentage of the aggregate assets under management generated by referrals from the bank.

Wholesale Mortgage Services

        First National opened a wholesale mortgage division on January 29, 2007, as an enhancement to its current banking operations. The division operates from leased office space located at 200 North Main Street in downtown Greenville, South Carolina, and employs a staff of ten individuals. It offers a wide variety of conforming and non conforming loans with fixed and variable rate options, although the trend is to move towards all loans being conforming or traditional mortgage loans. Conforming loans are those that are fully documented and are in amounts less than $417,000. The division also offers FHA/VA and construction/permanent products to its customers. The division's customers are located primarily in South Carolina. First National anticipates the wholesale mortgage division will continue to serve its existing base of other community banks and mortgage brokers.

Other Banking Services

        First National offers other bank services including safe deposit boxes, traveler's checks, direct deposit, United States savings bonds, and banking by mail. First National earns fees for most of these services, including debit and credit card transactions, sales of checks, and wire transfers. First National provides ATM transactions to its customers at no charge; however, it receives ATM transaction fees from transactions performed at its branches by persons who are not customers of the bank. First National is associated with the Cirrus and Pulse ATM networks, which are available to its customers throughout the country. Since First National outsources its ATM services, it is charged related transaction fees from its ATM service provider. First National has contracted with an outside vendor to provide its core data processing services and its ATM processing. Given its current size, First National believes that outsourcing these services reduces its overhead by matching the expense in each period to the transaction volume that occurs during the period, as a significant portion of the fee charged is directly related to the number of loan and deposit accounts and the related number of transactions First National has during the period.

        First National Online, First National's internet website at www.firstnational-online.com, provides its customers access to internet banking services, including electronic bill payment services and cash management services including account-to-account transfers. The internet banking services are provided through a contractual arrangement with an outside vendor.

        First National offers its customers insurance services, including life, long term care, and annuities through vendors associated with the South Carolina Bankers Association. Additionally, First National provides equipment leasing arrangements through an outside vendor.

Competition

        The banking business is highly competitive, and First National experiences competition in its markets from many other financial institutions. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans, other credit and service charges relating to loans, the quality and scope of the services rendered, the convenience of banking facilities, and, in the case of loans to commercial borrowers, relative lending limits. First National competes with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national, and international financial institutions that operate offices in the Spartanburg, Charleston, Greenville, Columbia and Rock Hill markets and elsewhere.

        As of June 30, 2006, there were 13 other financial institutions in Spartanburg County, 21 other financial institutions in Charleston County, 28 other financial institutions in Greenville County, 18 other financial institutions in Richland County, and 11 other financial institutions in York County. First National competes with institutions in these markets both in attracting deposits and in making loans. In addition, First National has to attract its customer base from other existing financial institutions and from new residents. Many of First National's competitors are well established, larger financial institutions with substantially greater resources and lending limits, such as BB&T, Bank of America, and Wachovia. These institutions offer some services, such as extensive and established branch networks, that First National does not provide. Other local or regional financial institutions, such as First Citizens Bank of South Carolina and Arthur State Bank in Spartanburg, The Bank of South Carolina and Community First Bank in Charleston, and Greenville First Bank and Grand South Bank in Greenville have considerable business relationships and ties in their respective communities that assist them in competing for and attracting customers.

        First National also competes with credit unions in attracting deposits from retail customers. Additionally, many of First National's non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally-insured banks.

        First National believes that its emphasis on decision-making by its market executives and its management's and directors' ties to the communities in which First National operates provide it with a competitive advantage over First National's larger competitors.

Employees

        As of June 30, 2007, First National had 125 employees, of which 112 were full-time. These employees provide a majority of their services to First National's bank subsidiary.

Properties

        The following table provides information about First National's properties:

Location	Owned/Leased	Expiration	Square Footage and Description
Spartanburg County, South Carolina
Corporate Headquarters and Main Office 215 North Pine Street Spartanburg, South Carolina	Leased(1)	02/15/2032	Approximately 3.0 acre site which includes a 15,000 square foot building with office space and a full-service branch as well as an additional 14,500 square feet of finished space housing our operations center opened in April 2001
2680 Reidville Road Spartanburg, South Carolina	Owned/Leased(2)	05/30/2020	3,500 square foot branch office opened in 2000
3090 Boiling Springs Road Boiling Springs, South Carolina	Leased(1)	02/15/2032	3,000 square foot branch office opened in 2002

Charleston County, South Carolina
Market Headquarters 140 East Bay Street Charleston, South Carolina	Leased	08/31/2016	5,379 square foot office and full-service branch in historic downtown Charleston opened in April 2007
651 Johnnie Dodds Blvd. Mount Pleasant, South Carolina	Owned(3)	N/A	1,700 square foot branch office which we purchased for $800,000 in May 2007 after leasing since May 2005
260 Seven Farms Dr., Suite B Daniel Island, South Carolina	Leased	01/31/2009	853 square foot loan production office opened in February 2006
Greenville County, South Carolina
Market Headquarters 3401 Pelham Road Greenville, South Carolina	Owned(3)	N/A	6,000 square foot permanent full-service branch office and market headquarters opened in June 2007
713 Wade Hampton Blvd. Greer, South Carolina	Owned(3)	N/A	3,000 square foot full-service branch office opened in August 2007
200 North Main Street Suite 200 Greenville, South Carolina	Leased	10/31/2008	1,700 square foot office housing our wholesale mortgage division opened in January 2007
Richland County, South Carolina
725 Crosshill Road Columbia, South Carolina	Leased	12/31/2007	2,400 square foot loan production office opened in January 2006
York County, South Carolina
724 Arden Way, Suite 230 Rock Hill, South Carolina	Leased	03/01/2008	1,188 square foot loan production office opened in February 2007

(1)
These properties were part of the sale/leaseback transaction First National entered into in February 2007 with First National Holdings, LLC, a limited liability company owned by nine non-management directors. See "Certain Relationships and Related Transactions" for a more detailed description of this transaction.

(2)
First National has a ground lease for the land and own the building and land improvements.

(3)
First National anticipates entering into a sale/leaseback transaction in the fall of 2007 with a related party entity with respect to these properties.

        As part of its strategy to minimize its nonearning assets, First National may exercise future sale/leaseback transactions for the remaining properties it owns. As part of its growth and expansion strategy, First National may contract to acquire additional sites in the future to further expand its branch network and support infrastructure growth. First National analyzes each transaction to determine whether owning or leasing the real property is the most efficient method of ownership of these properties and may contract to sell and lease back future acquired sites.

Legal Proceedings

        In the ordinary course of operations, First National may be a party to various legal proceedings from time to time. As of the date of this prospectus First National is not aware of any threatened or pending material legal proceedings against it or its bank subsidiary.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and First National's financial statements and notes included in this joint proxy statement/ prospectus. The discussion in this joint proxy statement/ prospectus contains forward-looking statements that involve risks and uncertainties, such as First National's plans, objectives, expectations and intentions. The cautionary statements made in this joint proxy statement/prospectus should be read as applying to all related forward-looking statements wherever they appear in this joint proxy statement/prospectus. First National's actual results could differ materially from those discussed in this joint proxy statement/prospectus.

        All per share data reflect the 3-for-2 common stock splits distributed on March 1, 2004 and January 18, 2006, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend distributed on March 30, 2007.

Overview

        First National's business strategy has produced consistent growth in assets, loans and deposits, with strong earnings performance. First National became cumulatively profitable during the third quarter of 2003, and First National has been profitable in each quarter since recording its first quarterly profit in the fourth quarter of 2001.

        The following table sets forth selected measures of First National's financial performance for the periods indicated.

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2007	2006	2006	2005	2004
	(Dollar amounts in thousands)
Total revenue(1)	$9,921	$7,417	$16,240	$11,366	$8,283
Net income	1,644	1,601	4,052	2,835	1,815
Total assets	554,885	385,687	465,382	328,679	236,344
Total loans(2)	455,070	316,391	379,490	251,405	188,507
Total deposits	$443,094	$308,921	$376,701	$271,695	$191,811

(1)
Total revenue equals net interest income plus total noninterest income

(2)
Includes nonperforming loans; net of unearned income

        Like most financial institutions, First National derives the majority of its income from interest First National receives on its interest-earning assets, such as loans and investments. First National's primary source of funds for making these loans and investments is its deposits, on which First National pays interest. Consequently, one of the key measures of First National's success is its amount of net interest income, or the difference between the income on its interest-earning assets and the expense on its interest-bearing liabilities, such as deposits and borrowings. Another key measure is the spread between the yield First National earns on these interest-earning assets and the rate First National pays on its interest-bearing liabilities, which is called its net interest spread.

        There are risks inherent in all loans, so First National maintains an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. First National maintains this allowance by charging a provision for loan losses against its operating earnings. First National has included a detailed discussion of this process, as well as several tables describing its allowance for loan losses.

        In addition to earning interest on its loans and investments, First National earns income through other sources, such as fees and surcharges to its customers and income from the sale and/or servicing of financial assets such as loans and investments. First National describes the various components of this noninterest income, as well as its noninterest expense, in the following discussion.

Critical Accounting Policies

        First National has adopted various accounting policies that govern the application of accounting principles generally accepted in the United States of America and that are consistent with general practices within the banking industry in the preparation of its financial statements. First National's significant accounting policies are described in footnote 1 to its audited consolidated financial statements as of December 31, 2006.

        Certain accounting policies involve significant judgments and assumptions by First National that have a material impact on the carrying value of certain assets and liabilities. First National considers these accounting policies to be critical accounting policies. The judgment and assumptions First National uses are based on historical experience and other factors, which First National believes to be reasonable under the circumstances. Because of the nature of the judgments and assumptions First National makes, actual results could differ from these judgments and estimates, which could have a material impact on the carrying values of its assets and liabilities and its results of operations.

        First National believes the allowance for loan losses is the critical accounting policy that requires the most significant judgments and estimates when preparing its consolidated financial statements. Some of the more critical judgments supporting the amount of its allowance for loan losses include judgments about the creditworthiness of borrowers, the estimated value of the underlying collateral, cash flow assumptions, the determination of loss factors for estimating credit losses, the impact of current events, and other factors impacting the level of probable inherent losses. Under different conditions or using different assumptions, the actual amount of credit losses incurred by First National may be different from management's estimates provided in its consolidated financial statements. Please see "Allowance for Loan Losses" for a more complete discussion of its processes and methodology for determining its allowance for loan losses.

Results of Operations

Income Statement Review

Summary

Three months ended June 30, 2007 and 2006

        First National's net income was $792,000, or $0.18 per diluted share, for the quarter ended June 30, 2007, as compared with $904,000, or $0.21 per diluted share, for the quarter ended June 30, 2006. Although net income decreased compared to the same period in 2006, net interest income increased by $775,000, or 22.2%. The increase in net interest income was due primarily to the growth of its loan portfolio, which is largely made up of variable-rate loans. In First National's deposit portfolio, the cost of funds was driven by increased rates, which outweighed the increase in volume for the three months ended June 30, 2007, versus June 30, 2006.

        Increased net interest income was outweighed by an increase of 71.1%, or $1.5 million, in noninterest expense. Each of the underlying components of noninterest expense increased during the second quarter of 2007 as a result of the various costs associated with First National's growth, including the addition of its wholesale mortgage division in January 2007. In addition, noninterest income for the three months ended June 30, 2007, increased by $629,000, or 153.4%, over the same period in 2006, primarily due to fees and premiums generated from the wholesale mortgage division which began operating in January 2007.

        First National's return on average assets was 0.61% for the quarter ended June 30, 2007, which represents a decrease when compared to the return on average assets of 0.98% for the same period in 2006. This decline is the direct result of the decrease in the net interest margin from 3.92% for the three months ended June 30, 2006, to 3.40% for the three months ended June 30, 2007. The impact of the decrease in the net interest margin was partially offset by loan volume during the quarter. Loan volume contributed approximately $2.4 million to the $775,000 increase in First National's net interest income, comparing the three months ended June 30, 2007, to June 30, 2006, while increased loan rates on its existing portfolio generated only $208,000. As noted in the Changes in Net Interest Income table under Net Interest Income, below, deposit growth contributed approximately $1.1 million in costs, while deposit rates contributed approximately $763,000.

        First National's return on average equity decreased from 15.6% for the quarter ended June 30, 2006, to 11.55% for the quarter ended June 30, 2007, due to its decrease in net income.

        First National's efficiency ratio increased by 25.8% from 54.45% for the three months ended June 30, 2006, to 68.49% for the three months ended June 30, 2007. This increase is due to noninterest expense increasing by $1.5 million, or 71.1%, over the same period last year while net interest income experienced a relatively smaller percentage increase of 22.2%. While noninterest income increased by a substantial 153.4%, the $629,000 increase could not offset the sizable growth in noninterest expense. This result has occurred primarily due to additional expenses that have been incurred as a result of continued expansion through branching and loan production offices, as well as the corresponding increase in supporting infrastructure. In addition, First National began to incur fixed general and administrative expenses during the quarter ended June 30, 2007, related to its wholesale mortgage division formed on January 29, 2007. Finally, the three months ended June 30, 2007 also included an additional expense for FDIC insurance premiums, which were recently reinstituted retroactive to January 1, 2007, of $108,000.

  Six months ended June 30, 2007 and 2006

        Net income was consistent at $1.6 million or $0.37 and $0.36 per diluted share for the six-month periods ended June 30, 2007 and 2006, respectively. While net income was level, net interest income grew 26.6% to $8.2 million for the six months ended June 30, 2007, compared to the same period in 2006. The increase in net interest income was due primarily to the growth of First National's loan portfolio, which is largely made up of variable-rate loans. In First National's deposit portfolio, the cost of funds was driven by increased rates, which outweighed the increase in volume for the six months ended June 30, 2007, versus June 30, 2006.

        Increased net interest income was partially offset by an increase of 55.4%, or $2.4 million, in noninterest expense. Consistent with the three months ended June 30, 2007, each of the underlying components of noninterest expense increased during the first six months of 2007 as a result of the various costs associated with First National's growth, including the addition of its wholesale mortgage division in January 2007. In addition, noninterest income for the six months ended June 30, 2007, increased by $777,000, or 83.8%, over the same period in 2006, primarily due to fees and premiums generated from the wholesale mortgage division which began operating in January 2007.

        First National's return on average assets was 0.67% for the six-month period ended June 30, 2007, which represents a decrease when compared to the return on average assets of 0.91% for the same period in 2006. This decline is the direct result of the decrease in the net interest margin from 3.82% for the six months ended June 30, 2006, to 3.44% for the six months ended June 30, 2007. The impact of the decrease in the net interest margin was partially offset by loan volume during the period. Loan volume contributed approximately $4.7 million to the $1.7 million increase in First National's net interest income, comparing the six months ended June 30, 2007, to June 30, 2006, while increased loan rates on its existing portfolio generated only $708,000. As noted in the Changes in Net Interest Income table under Net Interest Income, below, deposit growth contributed slightly more cost than deposit rates did.

        First National's return on average equity decreased from 14.05% for the six months ended June 30, 2006, to 11.92% for the six months ended June 30, 2007, due to its consistent net income and the increase in average equity. Average equity for 2007 outweighed average equity for 2006 due to the downstreaming of $6 million from the company to the bank during the first quarter of 2007.

        First National's efficiency ratio increased by 16.2% from 57.27% for the six months ended June 30, 2006, to 66.54% for the six months ended June 30, 2007. This increase is due to noninterest expense increasing by $2.4 million, or 55.4%, over the same period last year, while net interest income and noninterest income experienced relatively smaller increases of $1.7 million and $777,000, respectively. This result has occurred primarily due to additional expenses that have been incurred as a result of continued expansion through branching and loan production offices, as well as the corresponding increase in supporting infrastructure. In addition, First National began to incur fixed general and administrative expenses during the six months ended June 30, 2007, related to its wholesale mortgage division formed on January 29, 2007.

  Years Ended December 31, 2006, 2005, and 2004

        First National's net income was $4.0 million, or $0.94 per diluted share, for the year ended December 31, 2006, as compared with $2.8 million, or $0.73 per diluted share, for the year ended December 31, 2005. The 42.9% increase in net income over 2005 was primarily driven by a $4.7 million, or 48.9%, increase in net interest income. The increase in net interest income was due primarily to the growth of its loan portfolio, which is largely made up of variable-rate loans. The favorable blend of variable-rate to fixed-rate loans more than offset the increase in deposits. In its deposit portfolio, the cost of funds was driven by increased rates, which outweighed the increase in volume for 2006. First National's net income was $2.8 million, or $0.73 per diluted share, for the year ended December 31, 2005, as compared with $1.8 million, or $0.49 per diluted share, for the year ended December 31, 2004. The 55.6% increase in net income over 2004 was primarily driven by a 46.0% increase in net interest income. In 2005, growth in the loan portfolio was also the main contributing factor to the increase in net interest income. While 2005 loan growth contributed almost twice the increased interest income as loan rates, 2005 deposit growth and rates were almost evenly matched in their costs.

        First National's return on average assets increased four basis-points from 1.01% in 2005 to 1.05% in 2006. First National was able to accomplish this result due to an increase in the net interest margin from 3.53% in 2005 to 3.79% in 2006, an increase in average loans as a percentage of average earning assets from 82.3% as of December 31, 2005, to 84.3% as of December 31, 2006, and a decrease in the efficiency ratio from 56.98% in 2005 to 54.81% in 2006. While the increase in net interest margin is significant, in 2006, the increased loan volume was the dominant force behind First National's improved return on average assets. Loan volume contributed approximately $6.4 million to the increase in First National's net interest income of $4.6 million, while loan rates generated $4.3 million. As noted in the Changes in Net Interest Income table under Analysis of Changes in Net Interest Income, deposit rates contributed disproportionately more cost than deposit growth did. First National's return on average assets of 1.01% for 2005 was a 16.1% increase over the result of 0.87% for 2004. First National was able to accomplish this result due to an increase in the net margin from 3.26% in 2004 to 3.53% in 2005, an increase in average loans as a percentage of average earning assets from 80.6% as of December 31, 2004, to 82.3% as of December 31, 2005, and a decrease in the efficiency ratio of 56.98% during 2005 from 59.94% in 2004.

        First National's return on average equity decreased by 90 basis points from 17.72% in 2005 to 16.82% in 2006. This decrease is primarily due to the 50.6% increase in average equity from year to year due to receiving $6.3 million in net proceeds from the completion of its secondary stock offering in December 2005. First National's return on average equity increased by 27.8% to 17.72% for 2005 from 13.87% in 2004 as First National continued to leverage its existing capital. First National also obtained additional capital during that year from secondary stock offering.

Net Interest Income

        First National's primary source of revenue is net interest income. The level of net interest income is determined by the balances of interest-earning assets and interest-bearing liabilities and successful management of the net interest margin. In addition to the growth in both interest-earning assets and interest-bearing liabilities, and the timing of repricing of these assets and liabilities, net interest income is also affected by the ratio of interest-earning assets to interest-bearing liabilities and the changes in interest rates earned on First National's assets and interest rates paid on its liabilities.

  Three months ended June 30, 2007 and 2006

        First National's net interest income increased $775,000, or 22.2%, to $4.3 million for the quarter ended June 30, 2007, from $3.5 million for the same period in 2006. The increase in net interest income was due primarily to the growth of First National's loan portfolio, as reflected in an increase of its average earning assets of 40.7% which was partially offset by a decrease in its net interest margin of 52 basis points from 3.92% to 3.40% for the second quarter of 2006 and 2007, respectively. The decrease in the net interest margin is primarily attributable to the repricing of time deposits at proportionately higher rates due to the increases in the prime rate that have occurred since these deposits were originated. The growth in net interest income resulted from an increase of $3.0 million in interest income to $9.9 million for the quarter ended June 30, 2007, from $6.9 million for the same period in 2006, partially offset by an increase of $2.2 million in interest expense for the quarter ended June 30, 2007, from the same period in 2006.

        During the quarter ended June 30, 2007, First National's average loan portfolio, excluding wholesale mortgage loans held for sale, increased 37.5%, or $113.8 million, over the same period in 2006. First National's decision to grow the loan portfolio at the current pace has resulted in a significant portion of its assets being in higher earning loans than in lower yielding investments. As of June 30, 2007, loans, excluding mortgage loans held for sale, represented 78.8% of total assets while investments and federal funds sold represented 13.0% of total assets.

        The following table sets forth, for the quarters ended June 30, 2007 and 2006, information related to First National's average balances, yields on average assets, and costs of average liabilities. First National derived average balances from the daily balances throughout the periods indicated. First National derived these yields by dividing income or expense by the average balance of the corresponding assets or liabilities. Average loans are stated net of unearned income and include nonaccrual loans. Interest income recognized on nonaccrual loans has been included in interest income (dollars in thousands).

Average Balances, Income and Expenses, and Rates
For the Three Months Ended June 30,

	2007			2006
	Average Balance	Income/Expense	Yield/Rate*	Average Balance	Income/Expense	Yield/Rate*
Loans, excluding held for sale	$417,791	8,847	8.49%	$303,952	$6,285	8.29%
Mortgage loans held for sale	11,414	173	6.08%	—	—	—
Investment securities	67,868	793	4.69%	48,905	540	4.42%
Federal funds sold and other	5,223	78	5.99%	4,197	57	5.54%

Total interest-earning assets	$502,296	$9,891	7.90%	$357,054	$6,882	7.73%

Time deposits	$269,539	$3,447	5.13%	$190,219	$2,056	4.34%
Savings & money market	69,679	814	4.69%	58,185	580	4.00%
NOW accounts	44,897	357	3.19%	24,549	135	2.21%
FHLB advances	40,418	493	4.89%	29,843	338	4.54%
Junior subordinated debentures	13,403	254	7.60%	13,403	244	7.30%
Federal funds purchased and short-term borrowings	17,453	266	6.11%	3,487	44	5.06%

Total interest-bearing liabilities	$455,389	$5,631	4.96%	$319,686	$3,397	4.26%

Net interest spread			2.94%			3.47%
Net interest income/margin			3.40%		$3,485	3.92%
Non-interest-bearing demand deposits				$21,937

*
Annualized for the three-month period

        The net interest spread, which is the difference between the rate First National earns on interest-earning assets and the rate First National pays on interest-bearing liabilities, was 2.94% for the quarter ended June 30, 2007, compared to 3.47% for the quarter ended June 30, 2006. First National's consolidated net interest margin, which is net interest income divided by average interest-earning assets for the period, was 3.40% for the quarter ended June 30, 2007, as compared to 3.92% for the quarter ended June 30, 2006.

        During the quarter ended June 30, 2007, earning assets averaged $502.3 million, compared to $357.0 million for the same period in 2006. Average interest earning assets exceeded average interest bearing liabilities by $46.9 million and $37.4 million for the quarters ended June 30, 2007 and 2006, respectively. While First National's higher level of average interest-earning assets compared to interest-bearing liabilities in the 2007 period resulted from the deliberate growth of its loan portfolio, growth in quarter averages only outpaced average deposit growth by approximately $3 million for the respective quarters ending June 30, 2007 and 2006.

        The decrease in First National's net interest spread and its net interest margin from the quarter ended June 30, 2006, to the quarter ended June 30, 2007, was principally due to the faster repricing of First National's average interest-bearing liabilities relative to the increase in yields on average interest-

earning assets. The primarily variable rate loan portfolio decreased from 85.1% to 83.2% as a percentage of First National's average earning assets from 2006 to 2007, partially offset by the decrease in higher priced time deposits as a percentage of its average earning liabilities from 59.5% to 59.2% from 2006 to 2007. First National expects to see growth in its core deposits in the next three months from the addition of its new full-service branch in downtown Charleston opened in April 2007, the opening of another new full-service branch in Greer, South Carolina, and the relocation of the Greenville temporary branch to its permanent location on Pelham Road, which should allow First National to reduce its reliance on higher cost wholesale funding and time deposits. As of June 30, 2007, First National utilized wholesale funding in the form of brokered certificates of deposit ("CDs") of approximately $87 million.

  Six months ended June 30, 2007 and 2006

        First National's net interest income increased $1.7 million, or 26.6%, to $8.2 million for the six months ended June 30, 2007, from $6.5 million for the same period in 2006. The increase in net interest income was due primarily to the growth of First National's loan portfolio, as reflected in an increase of its average earning assets of 40.5% which was partially offset by a decrease in its net interest margin of 38 basis points from 3.82% to 3.44% for the six-month period ending June 30, 2006 and 2007, respectively. The decrease in the net interest margin is primarily attributable to the repricing of time deposits at proportionately higher rates due to the increases in the prime rate that have occurred since these deposits were originated. The growth in net interest income resulted from an increase of $6.0 million in interest income to $18.8 million for the six months ended June 30, 2007, from $12.7 million for the same period in 2006, partially offset by an increase of $4.3 million in interest expense for the six months ended June 30, 2007, from the same period in 2006.

        During the six months ended June 30, 2007, First National's average loan portfolio, excluding wholesale mortgage loans held for sale, increased 40.6%, or $116.5 million, over the same period in 2006. First National's decision to grow the loan portfolio at the current pace has resulted in a significant portion of its assets being in higher earning loans than in lower yielding investments. As of June 30, 2007, loans, excluding mortgage loans held for sale, represented 78.8% of total assets while investments and federal funds sold represented 13.0% of total assets.

        The following table sets forth, for the six months ended June 30, 2007 and 2006, information related to First National's average balances, yields on average assets, and costs of average liabilities. First National derived average balances from the daily balances throughout the periods indicated. First National derived these yields by dividing income or expense by the average balance of the corresponding assets or liabilities. Average loans are stated net of unearned income and include nonaccrual loans. Interest income recognized on nonaccrual loans has been included in interest income (dollars in thousands).

Average Balances, Income and Expenses, and Rates
For the Six Months Ended June 30,

	2007			2006
	Average Balance	Income/Expense	Yield/Rate*	Average Balance	Income/Expense	Yield/Rate*
Loans, excluding held for sale	$403,257	$16,905	8.45%	$286,772	$11,518	8.10%
Mortgage loans held for sale	7,201	212	5.94%	—	—	—
Investment securities	66,143	1,538	4.69%	47,210	1,016	4.34%
Federal funds sold and other	4,481	131	5.90%	8,631	208	4.88%

Total interest-earning assets	$481,082	$18,786	7.87%	$342,613	$12,742	7.50%

Time deposits	$254,777	$6,417	5.08%	$186,300	$3,926	4.25%
Savings & money market	71,315	1,629	4.61%	57,178	1,064	3.75%
NOW accounts	40,668	641	3.18%	23,850	245	2.07%
FHLB advances	39,396	949	4.86%	28,188	610	4.36%
Junior subordinated debentures	13,403	506	7.61%	9,844	363	7.44%
Federal funds purchased and short-term borrowings	14,668	428	5.88%	1,771	44	5.01%

Total interest-bearing liabilities	$434,227	$10,570	4.91%	$307,131	$6,252	4.10%

Net interest spread			2.97%			3.39%
Net interest income/margin			3.44%		$6,490	3.82%

*
Annualized for the six-month period

        The net interest spread, which is the difference between the rate First National earns on interest-earning assets and the rate First National pays on interest-bearing liabilities, was 2.97% for the six months ended June 30, 2007, compared to 3.39% for the six months ended June 30, 2006. First National's consolidated net interest margin, which is net interest income divided by average interest-earning assets for the period, was 3.44% for the six months ended June 30, 2007, as compared to 3.82% for the six months ended June 30, 2006.

        During the six months ended June 30, 2007, earning assets averaged $481.1 million, compared to $342.6 million for the same period in 2006. Average interest earning assets exceeded average interest bearing liabilities by $46.9 million and $35.5 million for the six months ended June 30, 2007 and 2006, respectively. First National's higher level of average interest-earning assets compared to interest-bearing liabilities in the 2007 period resulted from the deliberate growth of its loan portfolio, the growth of which in six-month averages outpaced average deposit growth by more than $17 million for the respective six months ending June 30, 2007 and 2006.

        The decrease in First National's net interest spread and its net interest margin from the six months ended June 30, 2006, to the quarter ended June 30, 2007, was principally due to the faster repricing of its average interest-bearing liabilities relative to the increase in yields on average interest-earning assets. The primarily variable rate loan portfolio increased slightly from 83.7% to 83.8% as a percentage of First National's average earning assets from 2006 to 2007, partially offset by higher priced time deposits which grew by approximately $99 million on average from 2006 to 2007.

  Years Ended December 31, 2006, 2005, and 2004

        First National's net interest income increased $4.7 million, or 48.9%, to $14.2 million in 2006, from $9.5 million in 2005. First National's net interest income increased $3.0 million, or 46.2%, to $9.5 million in 2005, from $6.5 million in 2004. The increase in net interest income was due primarily to the growth of First National's loan portfolio, as reflected in an increase in its average earning assets of 38.4% and an increase in its net interest margin of 26 basis points during 2006 and an increase in its average earning assets of 35.1% during 2005 over 2004. First National's decision to grow its loan portfolio at the current pace has resulted in a significant portion of its assets being in higher earning loans than in lower yielding investments.

        First National's net interest income has also been positively influenced by the increase in its net interest margin following the 17 increases in the prime rate of interest since 2004 for a total of 425 basis points. Since First National is asset-sensitive over a one-year time period, First National expects its net interest income on its existing earning asset base to increase when the prime rate rises.

        The following table sets forth, for the years ended December 31, 2006, 2005, and 2004, information related to First National's average balances, yields on average assets, and costs of average liabilities. First National derived average balances from the daily balances throughout the periods indicated. First National derived these yields by dividing income or expense by the average balance of the corresponding assets or liabilities. Average loans are stated net of unearned income and include nonaccrual loans. Interest income recognized on nonaccrual loans has been included in interest income.

Average Balances, Income and Expenses, and Rates

	For the Years Ended December 31,
	2006			2005			2004
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollar amounts in thousands)
Loans	$314,610	$26,237	8.34%	$222,026	$15,461	6.96%	$160,914	$8,926	5.55%
Investment securities	52,423	2,329	4.44%	39,683	1,581	3.98%	35,352	1,420	4.02%
Federal funds sold and other	6,220	320	5.14%	8,037	299	3.72%	3,387	78	2.30%
Total interest-earning assets	$373,253	$28,886	7.74%	$269,745	$17,341	6.43%	$199,653	$10,424	5.22%
Time deposits	$201,957	$9,129	4.52%	$144,082	$5,000	3.47%	$121,434	$3,115	2.56%
Savings & money market	57,962	2,331	4.02%	42,865	1,141	2.66%	18,926	170	0.90%
NOW accounts	28,933	674	2.33%	21,907	343	1.57%	19,026	112	0.59%
FHLB advances	33,421	1,570	4.70%	27,966	925	3.31%	13,657	269	1.97%
Junior subordinated debentures	11,663	877	7.52%	6,186	380	6.14%	5,155	236	4.58%
Federal funds purchased	2,612	144	5.51%	1,329	41	3.01%	549	10	1.82%
Total interest-bearing liabilities	$336,548	$14,725	4.38%	$244,335	$7,830	3.20%	$178,747	$3,912	2.19%
Net interest spread			3.36%			3.23%			3.03%
Net interest income		$14,161			$9,511			$6,512
Net interest margin			3.79%			3.53%			3.26%
Noninterest-bearing demand deposits	$23,056			$18,009			$15,641

        The net interest spread, which is the difference between the rate First National earns on interest-earning assets and the rate First National pays on interest-bearing liabilities, was 3.32% for the year ended December 31, 2006, compared to 3.23% for the year ended December 31, 2005. First National's consolidated net interest margin, which is net interest income divided by average interest-earning assets for the period, was 3.79% for the year ended December 31, 2006, as compared to 3.53% for the year ended December 31, 2005.

        The increase in First National's net interest spread and its net interest margin from 2005 to 2006 was principally due to the faster increase in yields on average interest-earning assets relative to the repricing of First National's average interest-bearing liabilities following the twelve increases in the prime rate during 2005 and 2006. The relative increase in First National's average loans as a percentage of average earning assets from 2005 to 2006 also contributed to the increase in its net interest margin during the year. First National anticipates that growth in loans will continue to drive the growth in assets and the growth in net interest income. Changes in interest rates paid on assets and liabilities, the rate of growth of the asset and liability base, the ratio of interest-earning assets to interest-bearing liabilities and management of the balance sheet's interest rate sensitivity all factor into changes in net interest income. Therefore, First National may not be able to continue to sustain the increases in net interest income that First National has achieved in the past.

Analysis of Changes in Net Interest Income

        Net interest income can be analyzed in terms of the impact of changing interest rates and changing volume. The following tables set forth the effect which varying levels of interest-earning assets, interest-bearing liabilities and the applicable rates have had on changes in net interest income for the periods presented (dollars in thousands).

        Changes in Net Interest Income

	Three Months Ended
	June 30, 2007 vs. 2006 Increase (Decrease) Due to			June 30, 2006 vs. 2005 Increase (Decrease) Due to
	Volume	Rate	Total	Volume	Rate	Total
Interest-Earning Assets
Federal funds sold and other	$14	6	$20	$11	21	$32
Investment securities	209	45	254	111	53	164
Mortgage loans held for sale	173	—	173	—	—	—
Loans(1)	2,354	208	2,562	1,409	1,207	2,616

Total interest-earning assets	$2,750	259	$3,009	$1,531	1,281	$2,812

Interest-Bearing Liabilities
Deposits	$1,084	763	$1,847	$603	740	$1,343
FHLB advances	120	35	155	6	107	113
Junior subordinated debentures	—	10	10	(8)	14	6
Federal funds purchased	176	46	222	106	47	153

Total interest-bearing liabilities	$1,380	854	$2,234	$707	908	$1,615

Net interest income	$1,370	$(595)	$775	$824	$373	$1,197

        Loan fees, which are not material for any of the periods shown, have been included for rate calculation purposes.

	Six Months Ended
	June 30, 2007 vs. 2006 Increase (Decrease) Due to			June 30, 2006 vs. 2005 Increase (Decrease) Due to
	Volume	Rate	Total	Volume	Rate	Total
Interest-Earning Assets
Federal funds sold and other	$(100)	22	$(78)	$88	63	$151
Investment securities	407	116	523	186	83	269
Mortgage loans held for sale	212	—	212	—	—	—
Loans(1)	4,679	708	5,387	2,544	2,273	4,817

Total interest-earning assets	$5,198	846	$6,044	$2,818	2,419	$5,237

Interest-Bearing Liabilities
Deposits	$1,879	1,572	$3,451	$1,109	1,558	$2,667
FHLB advances	242	98	340	31	187	218
Junior subordinated debentures	131	12	143	103	86	189
Federal funds purchased	320	64	384	(13)	16	3

Total interest-bearing liabilities	$2,572	1,746	$4,318	$1,230	1,847	$3,077

Net interest income	$2,626	$(900)	$1,726	$1,588	$572	$2,160

        Loan fees, which are not material for any of the periods shown, have been included for rate calculation purposes.

	Changes in Net Interest Income
	For the Years Ended December 31, 2006 vs. 2005 Increase (Decrease) Due to			For the Years Ended December 31, 2005 vs. 2004 Increase (Decrease) Due to			For the Years Ended December 31, 2004 vs. 2003 Increase (Decrease) Due to
	Volume	Rate	Total	Volume	Rate	Total	Volume	Rate	Total
	(Dollar amounts in thousands)
Interest-Earning Assets
Federal funds sold and other	$(68)	$89	$21	$173	$48	$221	$(129)	$79	$(50)
Investment securities	507	240	747	173	(12)	161	296	7	303
Loans(1)	6,444	4,329	10,773	4,256	2,279	6,535	2,674	(100)	2,574
Total interest-earning assets	$6,883	$4,658	$11,541	$4,602	$2,315	$6,917	$2,841	$(14)	$2,827
Interest-Bearing Liabilities
Deposits	$2,469	$3,180	$5,649	$1,462	$1,625	$3,087	$985	$(457)	$528
FHLB advances	181	465	646	473	183	656	95	21	116
Federal funds purchased	39	65	104	24	7	31	10	—	10
Junior subordinated debentures	336	162	498	63	81	144	231	1	232
Total interest-bearing liabilities	$3,025	$3,872	$6,895	$2,022	$1,896	$3,918	$1,321	$(435)	$886
Net interest income	$3,858	$786	$4,650	$2,580	$419	$2,999	$1,520	$421	$1,941

(1)
Loan fees, which are not material for any of the periods shown, have been included for rate calculation purposes.

Provision for Loan Losses

        At the end of each quarter or more often, if necessary, First National analyzes the collectibility of its loans and accordingly adjusts the loan loss allowance to an appropriate level. First National's loan loss allowance covers estimated credit losses on individually evaluated loans that are determined to be impaired, as well as estimated credit losses inherent in the remainder of the loan portfolio. First

National's process for determining an appropriate level for the loan loss allowance is based on a comprehensive, well-documented, and consistently applied analysis of its loan portfolio. First National considers all significant factors that affect the collectibility of the portfolio and supports the credit losses estimated by this process. First National has an effective loan review system and controls (including an effective loan grading system) that identify, monitor, and address asset quality problems in an accurate and timely manner. First National evaluates any loss estimation model before it is employed and documents inherent assumptions and adjustments. First National promptly charges off loans that First National determines are uncollectible. It is essential that First National maintains an effective loan review system that works to ensure the accuracy of First National's internal grading system and, thus, the quality of the information used to assess the appropriateness of the loan loss allowance. First National's board of directors is responsible for overseeing management's significant judgments and estimates pertaining to the determination of an appropriate loan loss allowance by reviewing and approving the institution's written loan loss allowance policies, procedures and model quarterly.

        In arriving at its loan loss allowance, First National considers those qualitative or environmental factors that are likely to cause credit losses, as well as its historical loss experience. Because of its relatively short history, First National also factors in a five-year trend of peer data on historical losses. In addition, as part of its model, First National considers changes in lending policies and procedures, including changes in underwriting standards, and collection, chargeoff, and recovery practices not considered elsewhere in estimating credit losses, as well as changes in regional and local economic and business conditions. Further, First National factors in changes in the nature and volume of the portfolio and in the terms of loans, changes in the experience, ability, and depth of lending management and other relevant staff, the volume of past due and nonaccrual loans, as well as adversely graded loans, changes in the value of underlying collateral for collateral-dependent loans, and the existence and effect of any concentrations of credit. Please see the discussion below under "Allowance for Loan Losses" for a description of the factors First National considers in determining the amount of the provision First National expenses each period to maintain this allowance.

        First National's provision for loan losses was $452,000 for the three months ended June 30, 2007, and $354,000 for the same period in 2006. First National's provision for loan losses was $790,000 for the six months ended June 30, 2007, and $697,000 for the same period in 2006. The percentage of allowance for loan losses was reduced to 1.03% of gross loans outstanding as of June 30, 2007 from 1.05% at June 30, 2006. The decrease in this ratio reflects management's opinion of the level of credit quality in the loan portfolio and other factors, such as net chargeoffs remaining stable from year to year. Management continues to review and evaluate the allowance for loan losses based on the performance of the loan portfolio.

  Years Ended December 31, 2006, 2005, and 2004

        First National's provision for loan losses was $1,192,000, $594,000 and $679,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The percentage of allowance for loan losses was reduced to 1.0% of gross loans outstanding as of December 31, 2006, from 1.08% as of December 31, 2005. The decrease in this ratio reflects management's opinion of the level of credit quality in the loan portfolio and other factors, such as net chargeoffs remaining stable from year to year and nonperforming assets continuing to be low as a percentage of total assets. The increase in the provision for loan losses for the year ended December 31, 2006, is primarily due to the 50.9% growth of the loan portfolio from December 31, 2005. Management continues to review and evaluate the provision for loan losses based on the performance of the loan portfolio.

Noninterest Income

  Three months ended June 30, 2007 and 2006

        The following table sets forth information related to the various components of our noninterest income for the three months ended June 30, 2007 and 2006 (dollars in thousands).

	For the Three Months Ended June,
	2007	2006
Service charges and fees on deposit accounts	$294	$263
Mortgage banking income	539	—
Loan service charges and fees	57	47
Gain on sale of guaranteed portion of SBA loans	36	—
Mortgage loan fees from correspondent bank	25	—
Gain on sale of securities available for sale	88	—
Other	—	100

Total noninterest income	$1,039	$410

        Noninterest income for the three months ended June 30, 2007, was $1 million, a net increase of 153.4% as compared to noninterest income of $410,000 during the same period in 2006. This increase is primarily due to income earned from fees and premiums from the wholesale mortgage division, which was formed on January 29, 2007, and generated fee income of $539,000 during the quarter ended June 30, 2007. This fee income represented 85.7% of the total noninterest income increase of $629,000. In addition, service charges and fees on deposit accounts increased by $31,000, or 11.8%, from 2006 to 2007, resulting from the growth in the number of deposit accounts.

  Six months ended June 30, 2007 and 2006

        The following table sets forth information related to the various components of our noninterest income for the six months ended June 30, 2007 and 2006 (dollars in thousands).

	For the Six Months Ended June,
	2007	2006
Service charges and fees on deposit accounts	$565	$509
Mortgage banking income	697	—
Loan service charges and fees	107	92
Gain on sale of guaranteed portion of SBA loans	97	83
Mortgage loan fees from correspondent bank	77	—
Gain on sale of securities available for sale	—	32
Other	161	211

Total noninterest income	$1,704	$927

        Noninterest income for the six months ended June 30, 2007, was $1.0 million, a net increase of 83.8% as compared to noninterest income of $927,000 during the same period in 2006. This increase is primarily due to income earned from fees and premiums from the wholesale mortgage division, which was formed on January 29, 2007, and generated fee income of $697,000 during the six months ended June 30, 2007. In addition, service charges and fees on deposit accounts increased by $56,000, or 11.0%, from 2006 to 2007, resulting from the growth in the number of deposit accounts.

  Years Ended December 31, 2006, 2005, and 2004

        The following table sets forth information related to the various components of our noninterest income.

	Years ended December 31,
	2006	2005	2004
	(Dollar amounts in thousands)
Service charges and fees on deposit accounts	$1,080	$961	$866
Gain on sale of guaranteed portion of SBA loans	322	441	348
Loan service charges and fees	220	163	127
Mortgage loan fees from correspondent banks	179	135	103
Gain on sale of investment securities	33	—	160
Other	245	155	167
Total noninterest income	$2,079	$1,855	$1,771

        Noninterest income for the year ended December 31, 2006, was $2.1 million, a net increase of 12.1% compared to noninterest income of $1.9 million during the same period in 2005. Excluding the nonrecurring gain on the sale of investment securities of $33,000 realized in 2006, noninterest income for the year ended December 31, 2006, increased by $191,000, or 10.3%, over 2005. Excluding the nonrecurring gain on the sale of investment securities of $160,000 realized in 2004, noninterest income for the year ended December 31, 2005, increased by $244,000, or 15.1%, over 2004.

        This increase from December 31, 2005 to December 31, 2006 occurred primarily due to increases in service charges and fees on deposit accounts resulting from growth in the number of deposit accounts. Gains recognized on the sale of the guaranteed portion of SBA loans decreased 27% from 2005 to 2006; however, the 58% increase in other income to $245,000 was primarily due to $106,000 in SBA servicing income on previously sold loans. Loan service charges and fees and fees from correspondent banks on the origination of mortgage loans increased 35.0% and 32.6%, respectively, from 2005 to 2006.

        The increase from December 31, 2004 to December 31, 2005, occurred primarily due to the increases in service charges and fees on deposit accounts resulting from growth in the number of deposit accounts. Gains recognized on the sale of the guaranteed portion of SBA loans increased 26.7% from 2004 to 2005 as a result of a full year of loan production from the small business lending division during 2005 that opened in March 2004. Loan service charges and fees and fees from correspondent banks on the origination of mortgage loans increased 28.3% and 31.1%, respectively, from 2004 to 2005.

Noninterest Expenses

  Three months ended June 30, 2007 and 2006

        The following table sets forth information related to the various components of our noninterest expenses for the three months ended June 30, 2007 and 2006 (dollars in thousands).

	For the Three Months Ended June 30,
	2007	2006
Salaries and employee benefits	$1,949	$1,200
Occupancy and equipment expense	518	256
Public relations	199	152
Data processing and ATM expense	176	146
Professional fees	149	64
Telephone and supplies	117	78
Other	521	225

Total noninterest expense	$3,629	$2,121

        Noninterest expense was $3.6 million and $2.1 million for the three months ended June 30, 2007 and 2006, respectively. The majority of the increase of 71.1% from 2006 to 2007 reflects the increase in the costs of salaries and other variable expenses to support First National's growth.

        The most significant item included in noninterest expense is salaries and employee benefits, which totaled $1.9 million for the three months ended June 30, 2007, as compared to $1.2 million for the same period in 2006, an increase of 62.4%. This increase reflects the cost of personnel to support First National's expansion into new markets, particularly its Greenville full-service branch and the Rock Hill loan production office, both new cost centers since the period ended June 30, 2006.

        Occupancy and equipment expenses were $518,000 and $256,000 for the three months ended June 30, 2007 and 2006, respectively. This increase of 102.3% reflects expenses for a full quarter of expenses for the Rock Hill loan production office opened in February 2007, and rental expenses on the corporate headquarters/main office branch and the Boiling Springs branch resulting from the sale/leaseback transaction completed in February 2007.

        Public relations expense increased by $47,000, or 30.9%, to $199,000 for the three months ended June 30, 2007, as compared to $152,000 for the same period in 2006, primarily due to increased community and shareholder relations expenditures and continued expansion of print and television media advertising as a result of First National's increasing customer base and its expansion into the Charleston, Columbia, Greenville and Rock Hill markets.

        Data processing and ATM expense were $176,000 and $146,000 for the three months ended June 30, 2007 and 2006, respectively. A majority of the 20.5% increase reflects the increased costs associated with growth in customer transaction processing due to the increasing number of loan and deposit accounts in First National's customer base. First National has contracted with an outside computer service company to provide its core data processing services. A significant portion of the fee charged by the third party processor is directly related to the number of loan and deposit accounts and the related number of transactions.

        Professional fees increased by $39,000, or 50.0%, to $117,000 for the three months ended June 30, 2007. The increase reflects costs related to First National's preparation for the compliance with the requirements outlined by Section 404 of the Sarbanes-Oxley Act of 2002. First National has hired an outside consultant to assist in this process. In addition, the three months ended June 30, 2007, reflect increased expenses for the services of its third party internal auditor for various department and branch audits and for the services of its third party loan reviewer. First National's bank's expansion and the continual focus on loan quality, internal controls and performance drove these increased costs during the three months ended June 30, 2007.

        Included in the line item "other," which increased $296,000, or 131.6%, for the three months ended June 30, 2007, as compared to the same period in 2006, are charges for insurance premiums, fees paid to First National's board of directors and its advisory board in the Charleston market, postage, printing and stationery expense, and various customer-related expenses. In addition, the three months ended June 30, 2007 also included an additional expense for FDIC insurance premiums, which were recently reinstituted retroactive to January 1, 2007, of $108,000.

        A majority of the increases in these expenditures reflects the costs of additional personnel hired to support growth, including staff for the Greenville full-service branch which opened in October 2006 and for the wholesale mortgage division in downtown Greenville which opened in January 2007, additional lenders hired in the Columbia, Charleston and Rock Hill markets, and staff for First National's growing loan and deposit operations.

        Although First National recognizes the importance of controlling noninterest expenses to improve profitability, First National is also committed to retaining its team of well-trained officers and staff, maintaining a highly technical operations function and pursuing a professional marketing program.

  Six months ended June 30, 2007 and 2006

        The following table sets forth information related to the various components of First National's noninterest expenses for the six months ended June 30, 2007 and 2006 (dollars in thousands).

	For the Six Months Ended June 30,
	2007	2006
Salaries and employee benefits	$3,680	$2,455
Occupancy and equipment expense	893	492
Data processing and ATM expense	368	283
Public relations	350	299
Professional fees	294	133
Telephone and supplies	206	154
Other	810	432

Total noninterest expense	$6,601	$4,248

        Noninterest expense was $6.6 million and $4.2 million for the six months ended June 30, 2007 and 2006, respectively. The majority of the increase of 55.4% from 2006 to 2007 reflects the increase in the costs of salaries and other variable expenses to support its growth.

        The most significant item included in noninterest expense is salaries and employee benefits, which totaled $3.7 million for the six months ended June 30, 2007, as compared to $2.5 million for the same period in 2006, an increase of 49.9%. This increase reflects the cost of personnel to support First National's expansion into new markets, particularly its Greenville full-service branch and the Rock Hill loan production office, both new cost centers since the period ended June 30, 2006.

        Occupancy and equipment expenses were $893,000 and $492,000 for the six months ended June 30, 2007 and 2006, respectively. This increase of 81.5% reflects expenses for the Rock Hill loan production office opened in February 2007, a full six months of expenses for the loan production offices in Columbia and Daniel Island opened in January and February 2006, respectively, and rental expenses on the corporate headquarters/main office branch and the Boiling Springs branch resulting from the sale/leaseback transaction completed in February 2007.

        Public relations expense increased by $69,000, or 23.1%, to $368,000 for the six months ended June 30, 2007, as compared to $299,000 for the same period in 2006, primarily due to increased community and shareholder relations expenditures and continued expansion of print and television media advertising as a result of First National's increasing customer base and its expansion into the Charleston, Columbia, Greenville and Rock Hill markets.

        Data processing and ATM expense were $350,000 and $283,000 for the six months ended June 30, 2007 and 2006, respectively. A majority of the 23.4% increase reflects the increased costs associated with growth in customer transaction processing due to the increasing number of loan and deposit accounts in First National's customer base. First National has contracted with an outside computer service company to provide its core data processing services. A significant portion of the fee charged by the third party processor is directly related to the number of loan and deposit accounts and the related number of transactions.

        Professional fees increased by $161,000, or 121.1%, to $294,000 for the six months ended June 30, 2007. The increase reflects costs related to First National's preparation for the compliance with the requirements outlined by Section 404 of the Sarbanes-Oxley Act of 2002. First National has hired an outside consultant to assist in this process. In addition, the six months ended June 30, 2007, reflect increased expenses for the services of its third party internal auditor for various department and branch audits and for the services of First National's third party loan reviewer. During the six months ended June 30, 2006, First National relied on its bank-employed internal auditor in conjunction with its third party consultant to jointly perform the internal audit function. First National's bank's expansion and the continual focus on loan quality, internal controls and performance drove these increased costs during the six months ended June 30, 2007.

        Included in the line item "other," which increased $378,000, or 87.5%, for the six months ended June 30, 2007, as compared to the same period in 2006, are charges for insurance premiums, fees paid to First National's board of directors and its advisory board in the Charleston market, postage, printing and stationery expense, and various customer-related expenses. In addition, the six months ended June 30, 2007 also included an additional expense for FDIC insurance premiums, which were recently reinstituted retroactive to January 1, 2007, of $108,000.

        A majority of the increases in these expenditures reflects the costs of additional personnel hired to support growth, including staff for the Greenville full-service branch which opened in October 2006 and for the wholesale mortgage division in downtown Greenville which opened in January 2007, additional lenders hired in the Columbia, Charleston and Rock Hill markets, as well as staff for First National's growing loan and deposit operations.

        Although First National recognizes the importance of controlling noninterest expenses to improve profitability, First National also is committed to retaining its team of well-trained officers and staff, maintaining a highly technical operations function and pursuing a professional marketing program.

  Years Ended December 31, 2006, 2005, and 2004

        The following table sets forth information related to the various components of our noninterest expenses.

	Years ended December 31,
	2006	2005	2004
	(Dollar amounts in thousands)
Salaries and employee benefits	$5,128	$3,744	$2,783
Occupancy and equipment	1,046	660	562
Public relations	609	378	308
Data processing and ATM expense	587	487	378
Telephone and supplies	295	211	137
Professional fees	284	251	231
Other	952	745	567
Total noninterest expense	$8,901	$6,476	$4,966

        Noninterest expense was $8.9 million, $6.5 million, and $5.0 million for the years ended December 31, 2006, 2005, and 2004, respectively. The majority of the increase of 30.0% from 2004 to 2005 and 37.4% from 2005 to 2006 reflects the increase in the cost of salaries and other variable expenses to support First National's growth. Although total noninterest expense increased $2.4 million in 2006 and $1.5 million in 2005, continued efficiency of banking operations resulted in this category increasing only 37.4% in 2006 and 30.0% in 2005 while total revenue (net interest income plus noninterest income) increased by 42.9% in 2006 and 37.2% in 2005.

        The most significant item included in noninterest expense is salaries and employee benefits, which totaled $5.1 million, $3.7 million and $2.8 million for the years ended December 31, 2006, 2005 and 2004, respectively. Occupancy and equipment expenses were $1.0 million, $660,000 and $562,000 for the years ended December 31, 2006, 2005 and 2004, respectively. This increase in occupancy and equipment expenses is a result of opening the additional loan production offices in Columbia and Daniel Island during January and February 2006 and converting the Mount Pleasant loan production office to a full-service branch in October 2005, as well as the addition of the temporary Greenville branch in October 2006. In addition, First National relocated its operations staff to a temporary facility in Spartanburg during April 2005 as First National prepared to expand its main office in Spartanburg to accommodate these staff as well as support future growth.

        Public relations expense was $609,000, $378,000, and $308,000 for the years ended December 31, 2006, 2005, and 2004, respectively. The 61.1% increase in 2006 and 22.7% increase in 2005 were primarily due to increased community relations expenditures and continued expansion of print and television media advertising as a result of First National's increasing customer base and expansion into additional markets. In addition, First National began to incur listing fees for its stock on The Nasdaq Global Market beginning in November 2005.

        Data processing and ATM expense were $587,000, $487,000 and $378,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The majority of the increase of 20.5% in 2006 and 28.8% in 2005 reflects the increased costs associated with growth in customer transaction processing due to the increasing number of loan and deposit accounts in First National's customer base. First National has contracted with an outside computer service company to provide its core data processing services. A significant portion of the fee charged by the third party processor is directly related to the number of loan and deposit accounts and the related number of transactions.

        Telephone and supplies increased from $211,000 in 2005 to $295,000 in 2006, an increase of 39.8%, which resulted primarily from First National's growing number of branches. Professional fees increased from $231,000 in 2004 to $251,000 in 2005, an increase of 8.7%, which resulted primarily from a charge of approximately $20,000 for consulting services in preparation for the offering of First National's common stock completed in December 2005.

        Included in the line item "other," which increased $207,000, or 27.8%, between 2006 and 2005 and $178,000, or 31.4%, between 2005 and 2004, are charges for insurance premiums, fees paid to First National's board of directors and First National's newly formed board in the Charleston market in 2006, postage, printing and stationery expense and various customer-related expenses.

Provision for Income Taxes

        Income tax expense can be analyzed as a percentage of net income before income taxes. The following discussions set forth information related to First National's income tax expense for the three-month and six-month periods ended June 30, 2007 and 2006.

  Three months ended June 30, 2007 and 2006

        The following table sets forth information related to First National's income tax expense for the three months ended June 30, 2007 and 2006 (dollars in thousands).

	For the Three Months Ended June 30,
	2007	2006
Net income before income taxes	$1,218	$1,420
Provision for income taxes	426	516
Effective income tax rate	35.0%	36.3%

        The decrease in the effective income tax rate from the quarter ended June 30, 2006, to the respective period in 2007, occurred due to the relative decrease in fully taxable income during the quarter, as compared to the previous year. Tax exempt income, such as earnings on nontaxable municipal securities and bank owned life insurance contracts experienced greater percentage increases from the three months ended June 30, 2006, to the three months ended June 30, 2007, than fully taxable income, such as interest income on loans, government agency investments and noninterest income from fees and charges.

  Six months ended June 30, 2007 and 2006

        The following table sets forth information related to our income tax expense for the six months ended June 30, 2007 and 2006 (dollars in thousands).

	For the Six Months Ended June 30,
	2007	2006
Net income before income taxes	$2,529	$2,472
Provision for income taxes	885	872
Effective income tax rate	35.0%	35.3%

        The decrease in the effective income tax rate from the six months ended June 30, 2006, to the respective period in 2007, occurred due to the slight decrease in fully taxable income during the six-month period, as compared to the previous year. Tax exempt income, such as earnings on nontaxable municipal securities and bank owned life insurance contracts experienced slightly greater percentage increases from the six months ended June 30, 2006, to the six months ended June 30, 2007, than fully taxable income, such as interest income on loans, government agency investments and noninterest income from fees and charges.

  Years Ended December 31, 2006, 2005, and 2004

        The following table sets forth information related to our income tax expense.

	Years ended December 31,
	2006	2005	2004
	(Dollar amounts in thousands)
Provision for income taxes	$2,095	$1,461	$823
Net income before income taxes	6,147	4,296	2,638
Effective income tax rate	34.08%	34.00%	31.20%

        First National's effective tax rate for 2006 was consistent with 2005. This consistency was accomplished by increasing nontaxable securities by $90,000, or 34%, from the year ended December 31, 2005, to December 31, 2006. In addition, net interest income increased by $4.7 million, or 49%, compared to the overall increase in net income of $1.2 million, or 43%. The increase in the effective income tax rate from 2004 to 2005 occurred due to the relative increase in fully taxable income during the year. Although the increase in net nontaxable income during the year from sources such as municipal securities investments was partially offset by a decline in earnings on bank owned life insurance contracts, fully taxable income such as interest income on loans and government agency investments and noninterest income from fees and charges experienced much greater percentage increases from 2004 to 2005.

Balance Sheet Review

General

        As of June 30, 2007, First National had total assets of $554.9 million, an increase of 19.2% over total assets of $465.4 million on December 31, 2006, which was an increase of 68.8% over total assets of $328.7 million on December 31, 2005. Total assets on June 30, 2007, and December 31, 2006 and 2005, consisted of loans, net of unearned income, of $455.1 million, $379.5 million, and $251.4 million, respectively; securities available for sale of $71.9 million, $63.4 million, and $45.2 million, respectively; other assets of $13.2 million, $11.2 million, and $8.6 million, respectively; premises and equipment, net accumulated depreciation and amortization, of $6.1 million, $6.9 million, and $5.0 million, respectively; cash and due from banks of $13.1 million, $8.2 million, and $2.7 million, respectively; and federal funds sold and interest-bearing bank balances of $6,000, $5,000, and $18.6 million, respectively.

        The interest-earning assets, consisting of loans net of unearned income, securities available for sale, federal funds sold, interest-bearing bank balances and other invested funds grew to $531.1 million as of June 30, 2007, or an increase of 19.0% over the balance of $446.3 million as of December 31, 2006, which was an increase of 67.3% over the balance of $317.5 million as of December 31, 2005. Although the loan portfolio grew in the six months ended June 30, 2007, loan production for the six-month period decreased compared to the six-month period ended June 30, 2006. The six months ended June 30, 2006, reflect the increase in First National's acquisition and development ("A&D") body of loans due to the opening of the Columbia loan production office in January 2006. This portion of the loan portfolio has remained constantly strong but the growth demonstrated in the six months ended June 30, 2006, has leveled to consistent production. The increase from December 31, 2005 to December 31, 2006 resulted primarily from the increase in loan originations, net of principal collections, of approximately $127.0 million due to First National's expansion into the Charleston market, which began in October 2004, and new production from lenders hired for the Columbia and Greenville markets during the fourth quarter of 2005 and the Daniel Island loan production office in the first quarter of 2006.

        Also included in interest-earning assets are mortgage loans held for sale, a new asset resulting from the addition of the wholesale mortgage division. During the six months ended June 30, 2007, First

National's wholesale mortgage division, combined with its previously existing retail mortgage staff, originated a total of approximately $108 million in loans to be sold to secondary market investors. Of these loans held for sale, approximately $90 million had been sold as of June 30, 2007, with approximately $18 million remaining on the balance sheet as the mortgage loans held for sale. Because the six months ended June 30, 2007, was the initial period of activity for the wholesale mortgage division, it also represented an investment of funds, as the loans generated outweighed the loans sold by approximately $18 million. Due to the nature of this division, loans held for sale typically are held for seven to ten days. The pressure on First National's liquidity, as evidenced in the net cash used in operating activities reflected on the cash flow for the period ended June 30, 2007, should diminish in future periods, as the ongoing activity of the wholesale mortgage division provides for funding of future loans with the proceeds from the sale of loans in the existing portfolio. The increase of $2.6 million in other assets during 2006 resulted primarily from the increase in First National's net interest margin as a result of twelve increases in the prime interest rate during 2005 and 2006, as well as the growth in interest-earning assets during 2005.

        Premises and equipment decreased by $805,000, net of purchases, during the six months ended June 30, 2007, due to the sale/leaseback transactions that took place during the six-month period. In February 2007, First National entered into an agreement with First National Holdings, LLC to sell, purchase and lease its corporate headquarters, a full-service branch, and the corporate operations center located at 215 N. Pine Street and First National's full-service branch located at 3090 Boiling Springs Road in Spartanburg, South Carolina for a sales price of $5,450,000. First National Holdings, LLC is owned by a group of nine investors who serve as non-management directors of the company and the bank. First National's board of directors approved the agreement. In connection with this transaction, First National also entered into an agreement which made First National liable for all remaining construction costs for the corporate operations center, which was under construction when First National entered into the agreement but was completed in April 2007. First National agreed to lease back these properties for an initial term of twenty-five years with one five-year option to renew at its option. The monthly rental payments of $38,604 during the initial term under a triple-net lease that will be accounted for as an operating lease under the provisions of SFAS No. 13, "Accounting for Leases (as amended)." If First National exercises the option to renew the lease as described above, the monthly rental payments will be adjusted to reflect the increase, if any, in the Consumer Price Index between the date of the agreement and the date of commencement of the renewal term. First National is considering a second sale/leaseback transaction with a related party entity for the fall of 2007.

        As of June 30, 2007, construction on First National's operations center at its corporate headquarters in Spartanburg and its Greenville market headquarters was completed and renovation of its Greer branch was underway, with construction in progress costs of approximately $141,000. First National completed construction of its corporate headquarters in Spartanburg in April 2007. First National anticipates remaining capital expenditures at the Greer branch to be completed within the next three months.

        For the period ended June 30, 2007, First National's non-core deposits included wholesale funding in the form of brokered CDs of approximately $87 million, an increase of $33 million over December 31, 2006. First National generally obtains out-of-market time deposits of $100,000 or more through brokers with whom First National maintains ongoing relationships. The guidelines governing First National's participation in brokered CD programs are part of its Asset Liability Management Program Policy, which is reviewed, revised and approved annually by the asset liability management committee. These guidelines limit First National's brokered CDs to 25% of total assets, dictate that its current interest rate risk profile determines the terms and that First National only accepts brokered CDs from approved correspondents. In addition, First National does not obtain time deposits of $100,000 or more through the Internet. These guidelines allow First National to take advantage of the attractive terms that wholesale funding can offer while mitigating the inherent related risk.

        First National's liabilities on June 30, 2007, were $527.0 million, an increase of 20.0% over liabilities as of December 31, 2006, of $438.4 million and consisted primarily of deposits of $443.1 million, $48.1 million in Federal Home Loan Bank ("FHLB") advances, $19.7 million of federal funds purchased and other short-term borrowings, and $13.4 million in junior subordinated debentures. Shareholders' equity on June 30, 2007, was $27.9 million, as compared to shareholders' equity on December 31, 2006, of $27.0 million. The increase of approximately $900,000, or 3.0%, can be attributed to the net income earned during the six months ended June 30, 2007. The increase of $5.0 million, or 22.5%, can be attributed primarily to the net income earned during 2006. Also contributing to the increase was the decrease in the unrealized loss on investment securities available for sale, net of tax, during 2006.

Federal Funds Sold and Interest-Bearing Bank Balances

        As of June 30, 2007, short-term overnight investments in federal funds sold and interest-bearing bank balances comprised less than 1.0% of total interest-earning assets of $531.1 million, consistent with less than 1.0% of total interest-earning assets of $446.3 million on December 31, 2006. Although First National experienced strong deposit growth during the six months ended June 30, 2007, the increase in loans and mortgage loans held for sale of $75.6 million from December 31, 2006 to June 30, 2007, exceeded First National's deposit growth, keeping its need for short-term overnight investments relatively consistent. Although First National experienced record deposit growth during 2006, the decrease in cash and due from banks, federal funds sold and interest-bearing bank balances of approximately $13.1 million from 2005 to 2006 was due primarily to the net increase in loans from 2005 to 2006 of 51%.

Investments

        On June 30, 2007, and December 31, 2006 and 2005, First National's investment securities portfolio of $71.9 million, $63.4 million, and $45.1 million, respectively, represented approximately 13.5%, 14.2%, and 14.2%, respectively, of its interest-earning assets. As of June 30, 2007, and December 31, 2006 and 2005, First National was invested in U.S. Government agency securities, mortgage-backed securities, and municipal securities with an amortized cost of $73.7 million, $64.1 million, and $46.2 million, respectively, for an unrealized loss, net of income tax effect, of $1.2 million, $0.5 million, and $1.0 million, respectively. As a result of the growth in its loan portfolio and the historically low fixed rates during the past several years, First National has maintained a lower than normal level of investments.

        Fair values and yields on its investments (all available for sale) as of June 30, 2007 and December 31, 2006, are shown in the following tables based on contractual maturity dates. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Yields on municipal securities are presented on a tax equivalent basis (dollars in thousands).

	As of June 30, 2007
	Within one year		After one but within five years		After five but within ten years		Over ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Government/government sponsored agencies	$992	4.00%	$12,615	4.56%	$5,976	5.51%	$—	—	$19,583	4.82%
Mortgage-backed securities	1,372	4.08%	4,770	4.23%	8,687	4.85%	21,304	5.11%	36,133	4.89%
Municipal securities	—	—	996	2.70%	3,609	3.70%	11,604	4.05%	16,209	3.89%

Total	$2,364	4.05%	$18,381	4.38%	$18,272	4.84%	$32,908	4.73%	$71,925	4.65%

	As of December 31, 2006
	Within one year		After one but within five years		After five but within ten years		Over ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Government/government sponsored agencies	$—	—	$8,787	4.39%	4,946	5.25%	$—	—	$13,733	4.70%
Mortgage-backed securities	261	4.50%	6,531	4.19%	7,581	4.80%	21,904	5.05%	36,277	4.84%
Municipal securities	—	—	—	—	3,564	3.39%	9,800	4.05%	13,364	3.87%

Total	$261	4.50%	$15,318	4.31%	$16,091	4.63%	$31,704	4.74%	$63,374	4.60%

        The amortized cost and fair value of First National's investments (all available for sale) as of June 30, 2007, and December 31, 2006, are shown in the following table (dollars in thousands):

	June 30, 2007		December 31, 2006		December 31, 2005		December 31, 2004
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollar amounts in thousands)
U.S. Government/government sponsored agencies	$20,100	$19,583	$13,969	$13,733	$9,500	$9,169	$6,500	$6,353
Mortgage-backed securities	36,980	36,133	36,729	36,277	28,070	27,378	23,998	23,871
Municipal securities	16,592	16,209	13,382	13,364	8,600	8,604	5,924	5,941
Total	$73,672	$71,925	$64,080	$63,374	$46,170	$45,151	$36,422	$36,165

        First National also maintains certain equity investments required by law that are included in the consolidated balance sheets as "other assets." The carrying amounts of these investments as of June 30, 2007, and December 31, 2006, consisted of the following:

	As of June 30, 2007	As of December 31, 2006
Federal Reserve Bank stock	$602	$602
Federal Home Loan Bank stock	3,006	2,356

The level of FHLB stock varies with the level of FHLB advances and increased during the six-month period ended June 30, 2007, to reflect the net increase in FHLB advances during the year.

        No ready market exists for these stocks and they have no quoted market value. However, redemption of these stocks has historically been at par value. Accordingly, First National believes the carrying amounts are a reasonable estimate of fair value.

  Loans

        Since loans typically provide higher interest yields than do other types of interest-earning assets, First National invests a substantial percentage of its earning assets in its loan portfolio. Average loans, excluding mortgage loans held for sale, for the six months ended June 30, 2007 and 2006 were $403.2 million and $286.8 million, respectively. Total loans outstanding as of June 30, 2007, and December 31, 2006, 2005 and 2004 were $455.1 million, $379.5 million, $251.4 million, and $188.5 million, respectively, before the allowance for loan losses.

        The following table summarizes the composition of First National's loan portfolio as of June 30, 2007, and for each of the five years ended December 31, 2006 (dollars in thousands).

	June 30, 2007		2006		2005		2004		2003		2002
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(Dollar amounts in thousands)
Commercial and industrial	$35,247	8.06%	$25,604	6.75%	$20,902	8.31%	$20,255	10.74%	$24,869	19.07%	$15,867	17.04%
Commercial secured by real estate	284,722	65.14%	261,961	69.03%	152,726	60.75%	104,339	55.35%	57,622	44.18%	53,659	57.63%
Real estate—residential mortgages	11,127	25.42%	86,022	22.67%	71,900	28.60%	59,322	31.47%	42,830	32.84%	19,174	20.59%
Installment and other consumer loans	6,542	1.50%	6,458	1.70%	6,273	2.50%	4,977	2.64%	5,342	4.10%	4,591	4.93%
Unearned income	(530)	(0.12)%	(555)	(0.15)%	(396)	(0.16)%	(386)	(0.20)%	(242)	(0.19)%	(185)	(0.19)%
Loans, net of unearned income	$437,108	100.00%	379,490	100.00%	251,405	100.00%	188,507	100.00%	130,421	100.00%	93,106	100.00%
Mortgage loans held for sale(1)	17,962
Less—allowance for loan losses	(4,502)	1.03%	(3,795)	1.00%	(2,719)	1.08%	(2,258)	1.20%	(1,630)	1.25%	(1,164)	1.25%
Total loans, net	$450,568		$375,695		$248,686		$186,249		$128,791		$91,942

(1)
Prior to the addition of the wholesale mortgage division in January 2007, First National's retail mortgage staff originated loans to be sold to secondary market investors. Mortgage loans held for sale were grouped with "Real estate—residential mortgages" in the above table for years prior to 2007. Mortgage loans held for sale for the years ended 2006, 2005, 2004, 2003 and 2002 were $0, $633,000, $90,000, $0 and $0, respectively.

        The principal component of First National's loan portfolio for all periods presented was loans secured by real estate mortgages. As the loan portfolio grows, the current mix of loans may change over time. First National does not generally originate traditional long-term residential mortgages, but First National does issue traditional second mortgage residential real estate loans and home equity lines of credit. First National obtains a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to increase the likelihood of the ultimate repayment of the loan. Generally, First National limits the loan-to-value ratio on loans it makes to 80%. Due to the short time First National's portfolio has existed, the current mix may not be indicative of the ongoing portfolio mix. First National attempts to maintain a relatively diversified loan portfolio to help reduce the risk inherent in concentration in certain types of collateral.

        The increase in First National's residential loans secured by real estate from December 31, 2006, to June 30, 2007, is due to the new residential real estate lending in the Spartanburg market, as well as the Charleston, Greenville and Rock Hill markets due to the expansion of First National's loan production offices in each of these markets.

        While First National's commercial real estate loans have increased each year, for the six months ended June 30, 2007, these loans decreased relative to the overall loan portfolio for the first time. These loans represent commercial construction, acquisition and development, a body of loans that grew disproportionately with First National's addition of a strong lender in the Columbia market and has somewhat leveled off with the seasoning of the loans in this category. First National has increased the number of its commercial lending officers over the last three years. First National expects to continue to focus significant origination efforts in commercial real estate and commercial lending. The commercial real estate loans First National originates are primarily secured by shopping centers, office buildings, warehouse facilities, retail outlets, hotels, motels and multi-family apartment buildings.

        Commercial real estate lending entails significant additional risks compared to residential lending. Commercial real estate loans typically involve large loan balances to single borrowers or groups of related borrowers. The payment experience of such loans is typically dependent upon the successful operation of the real estate project. These risks can be significantly affected by supply and demand conditions in the market for office and retail space and for apartments and, as such may be subject, to a greater extent, to adverse conditions in the economy. In dealing with these risk factors, First National generally limits itself to a real estate market or to borrowers with which First National has experience. First National generally concentrates on originating commercial real estate loans secured by properties located within its market areas. In addition, many of First National's commercial real estate loans are secured by owner-occupied property with personal guarantees for the debt.

        While First National's residential mortgages secured by real estate have increased each year, these loans have decreased relative to its overall loan portfolio each year since 2003. This decrease is due in part to the amortizing nature of these loans. In addition, the proportional decrease in residential mortgages secured by real estate is more than offset by the proportionate increase in commercial real estate loans.

        The table above includes a new category, mortgage loans held for sale, as a result of the addition of First National's wholesale mortgage division beginning in January 2007. During the six months ended June 30, 2007, this division, combined with our previously existing retail mortgage staff, originated approximately $108 million in loans to be sold to secondary market investors. Of these loans, approximately $90 million had been sold as of June 30, 2007, with approximately $18 million remaining as mortgage loans held for sale.

Maturities and Sensitivity of Loans to Changes in Interest Rates

        The information in the following tables is based on the contractual maturities of individual loans, including loans that may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon their maturity. Actual repayments of loans may differ from the maturities reflected below because borrowers have the right to prepay obligations with or without prepayment penalties.

        The following tables summarize the loan maturity distribution by type and related interest rate characteristics as of June 30, 2007 and December 31, 2006 (dollars in thousands).

	As of June 30, 2007
	One year or less	After one but within five years	After five years	Total
Commercial	$11,130	$8,170	$1,834	$21,134
Real estate—construction	130,938	18,758	—	149,696
Real estate—mortgage	54,811	183,284	22,752	260,847
Consumer and other	3,042	2,330	589	5,961

Total loans	$199,921	$212,542	$25,175	$437,638
Mortgage loans held for sale				17,962
Unearned income, net				(530)

Total loans, net of unearned income				$455,070

Loans maturing after one year with:
Fixed interest rates				$89,482

Floating interest rates				$148,235

	As of December 31, 2006
	One year or less	After one but within five years	After five years	Total
Commercial	$10,034	$5,480	$1,189	$16,703
Real estate—construction	118,173	27,627	—	$145,800
Real estate—mortgage	20,784	165,549	20,395	$206,728
Consumer and other	3,376	2,665	4,773	$10,814

Total loans	$152,367	$201,321	$26,357	$380,045
Unearned income, net				(555)

Total loans, net of unearned income				$379,490

Loans maturing after one year with:
Fixed interest rates				$62,875

Floating interest rates				$164,803

Allowance for Loan Losses

        The allowance for loan losses represents an amount that First National believes will be adequate to absorb probable losses on existing loans that may become uncollectible. First National's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans, including consideration of factors such as the balance of impaired loans; the quality, mix and size of its overall loan portfolio; economic conditions that may affect the borrower's ability to repay; the amount and quality of collateral securing the loans; its historical loan loss experience; and a review of specific problem loans. First National adjusts the amount of the allowance periodically based on changing circumstances as a component of the provision for loan losses. First National charges recognized losses against the allowance and adds subsequent recoveries back to the allowance.

        First National calculates the allowance for loan losses for specific types of loans (excluding mortgage loans held for sale) and evaluates the adequacy on an overall portfolio basis utilizing First National's credit grading system which it applies to each loan. First National combines its estimates of the reserves needed for each component of the portfolio, including loans analyzed on a pool basis and loans analyzed individually. The allowance is divided into two portions: (1) an amount for specific allocations on significant individual credits and (2) a general reserve amount.

        First National analyzes individual loans within the portfolio and makes allocations to the allowance based on each individual loan's specific factors and other circumstances that affect the collectibility of the credit. Significant individual credits classified as doubtful or substandard/special mention within First National's credit grading system require both individual analysis and specific allocation.

        Loans in the substandard category are characterized by deterioration in quality exhibited by any number of well-defined weaknesses requiring corrective action such as declining or negative earnings trends and declining or inadequate liquidity. Loans in the doubtful category exhibit the same weaknesses found in the substandard loan; however, the weaknesses are more pronounced. These loans, however, are not yet rated as loss because certain events may occur which could salvage the debt such as injection of capital, alternative financing, or liquidation of assets.

        First National calculates its general reserve based on a percentage allocation for each of the categories of the following unclassified loan types: real estate, commercial, consumer, A&D/construction and mortgage. First National applies general loss factors to each category and may adjust these percentages given consideration of local economic conditions, exposure to concentrations that may exist in the portfolio, changes in trends of past due loans, problem loans and charge-offs, and anticipated loan growth. The general estimate is then added to the specific allocations made to determine the amount of the total allowance for loan losses.

        The following table sets forth the breakdown of the allowance for loan losses by loan category and the percentage of loans in each category to gross loans for each of the periods presented (dollars in thousands):

	As of or For the Six Months Ended June 30, 2007		As of or For the Year Ended December 31, 2006		As of or For the Six Months Ended June 30, 2006
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Commercial	$903	4.8%	$454	4.4%	$237	6.9%
Real estate—construction	816	34.2%	1,062	38.4%	846	25.0%
Real estate—mortgage	2,342	59.6%	1,841	54.4%	2,131	66.0%
Consumer	56	1.4%	58	2.8%	57	2.2%
Mortgage loans held for sale	—	—	—	—	—	—
Unallocated	385	N/A	380	N/A	35	N/A

Total allowance for loan losses	$4,502	100.0%	$3,795	100.0%	$3,306	100.0%

	As of December 31,
	2006		2005		2004		2003		2002
	(Dollar amounts in thousands)
Commercial	$454	4.4%	$135	8.3%	$191	12.0%	$180	54.5%	$236	53.9%
Real estate—construction	1,062	38.4%	386	20.4%	343	11.2%	150	6.9%	138	6.4%
Real estate—mortgage	1,841	54.4%	2,110	68.8%	1,111	74.2%	926	34.5%	662	34.5%
Consumer	58	2.8%	48	2.5%	30	2.6%	33	4.1%	32	5.2%
Unallocated	380	N/A	40	N/A	584	N/A	341	N/A	96	N/A
Total allowance for loan losses	$3,795	100.0%	$2,719	100.0%	$2,259	100.0%	$1,630	100.0%	$1,164	100.0%

        First National believes that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not necessarily indicative of further losses and does not restrict the use of the allowance to absorb losses in any category.

        The allowance for loan losses has been made primarily as a result of management's assessment of general loan loss risk after considering historical operating results, as well as comparable peer data. First National's evaluation is inherently subjective as it requires estimates that are susceptible to significant change. In addition, various regulatory agencies review First National's allowance for loan losses through their periodic examinations, and they may require First National to record additions to the allowance for loan losses based on their judgment about information available to them at the time of their examinations. First National's losses will undoubtedly vary from its estimates, and there is a possibility that charge-offs in future periods will exceed the allowance for loan losses as estimated at any point in time.

        The following table sets forth the changes in the allowance for loan losses for each of the three-month periods ended June 30, 2007 and 2006 (dollars in thousands).

	As of or For the Three Months Ended June 30, 2007	As of or For the Year Ended December 31, 2006	As of or For the Three Months Ended June 30, 2006
Balance, beginning of period	$4,119	$2,719	$3,014
Provision charged to operations	451	1,192	354
Loans charged-off
Commercial, financial and agricultural	(25)	(116)	—
Real estate-construction	(44)	—	—
Installment loans to individuals	—	(23)	(63)

Total charge-offs	(69)	(139)	(63)
Recoveries of loans previously charged-off	1	23	1

Balance, end of period	$4,502	$3,795	$3,306

Allowance to loans	1.03%	1.00%	1.05%
Net charge-offs to average loans	0.04%	0.04%	0.08%
Nonaccrual loans	$3,866	$477	$15
Past due loans in excess of 90 days on accrual status	—	—	—
Other real estate owned	482	—	—

        The following table sets forth the changes in the allowance for loan losses for each of the six-month periods ended June 30, 2007 and 2006 (dollars in thousands).

	As of or For the Three Months Ended June 30, 2007	As of or For the Year Ended December 31, 2006	As of or For the Three Months Ended June 30, 2006
Balance, beginning of period	$4,119	$2,719	$3,014
Provision charged to operations	451	1,192	354
Loans charged-off
Commercial, financial and agricultural	(25)	(116)	—
Real estate-construction	(44)	—	—
Installment loans to individuals	—	(23)	(63)

Total charge-offs	(69)	(139)	(63)
Recoveries of loans previously charged-off	1	23	1

Balance, end of period	$4,502	$3,795	$3,306

Allowance to loans	1.03%	1.00%	1.05%
Net charge-offs to average loans	0.04%	0.04%	0.08%
Nonaccrual loans	$3,866	$477	$15
Past due loans in excess of 90 days on accrual status	—	—	—
Other real estate owned	482	—	—

	As of December 31,
	2006	2005	2004	2003	2002
	(Dollar amounts in thousands)
Balance, beginning of year	$2,719	$2,258	$1,631	$1,164	$800
Provision charged to operations	1,192	594	679	519	418
Loans charged-off
Commercial, financial and agricultural	(116)	(38)	(9)	(36)	(34)
Real estate-construction	—	—	—	—	(8)
Installment loans to individuals	(23)	(106)	(45)	(17)	(12)
Total charge-offs	(139)	(144)	(54)	(53)	(54)
Recoveries of loans previously charged-off	23	11	2	1	—
Balance, end of period	$3,795	$2,719	$2,258	$1,631	$1,164
Allowance to loans, year end	1.00%	1.08%	1.20%	1.25%	1.25%
Net charge-offs to average loans	0.04%	0.06%	0.03%	0.05%	0.07%
Non-accrual loans	$477	$349	$49	$257	$—
Past due loans in excess of 90 days on accrual status	$—	$—	$—	$—	$—
Other real estate owned	$—	$—	$—	$—	$—

        Generally, a loan is placed on nonaccrual status when it becomes 90 days past due as to principal or interest, or when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of the loan is doubtful. A payment of interest on a loan that is classified as nonaccrual is recognized as income when received.

        Since December 31, 2006, First National has placed an additional $3.39 million in loans on nonaccrual status. These loans include a commercial real estate loan totaling approximately $1.4 million that was placed on nonaccrual status during the three months ended June 30, 2007. Including this one relationship, at June 30, 2007, First National had $3.9 million in nonperforming loans. Based on its evaluation and assessment, First National does not anticipate any loss on this relationship or any of its other nonaccrual loans. In addition, management has allocated specific reserves to its nonaccrual loans that it believes would offset potential losses, if any, arising from less than full recovery of the loans from the supporting collateral.

        During the three months ended June 30, 2007, First National foreclosed on two properties, both of which previously served as collateral for SBA loans. In connection with the foreclosures, First National recognized approximately $44,000 in loan losses during the quarter ended June 30, 2007 in order to reduce the carrying value of these loans to what First National believes is their fair market value. First National's cost of owning the properties was minimal for the period ended June 30, 2007.

  Deposits

        First National's primary source of funds for loans and investments is its deposits. National and local market trends over the past several years suggest that consumers have moved an increasing percentage of discretionary savings funds into investments such as annuities, stocks, and fixed income mutual funds. Accordingly, it has become more difficult to attract deposits.

        The following table shows the average balance amounts and the average rates paid on deposits held by First National as of June 30, 2007 and 2006, and December 31, 2006 (dollars in thousands).

	June 30, 2007		December 31, 2006		June 30, 2006
	Amount	Rate	Amount	Rate	Amount	Rate
Demand deposit accounts	$30,707	—	$23,056	—	$20,400	—
NOW accounts	40,668	3.18%	28,933	2.33%	25,614	1.91%
Money market and savings accounts	71,315	4.61%	57,962	4.02%	57,178	3.72%
Time deposits	254,777	5.08%	201,957	4.52%	186,300	4.21%

Total deposits	$397,467	4.41%	$311,908	3.93%	$289,492	3.62%

	As of December 31,
	2006		2005		2004
	Amount	Rate	Amount	Rate	Amount	Rate
	(Dollar amounts in thousands)
Demand deposit accounts	$23,056	—	$18,009	—	$15,641	—
NOW accounts	28,933	2.33%	21,907	1.57%	19,026	0.59%
Money market and savings accounts	57,962	4.02%	42,865	2.66%	18,926	0.90%
Time deposits	201,957	4.52%	144,082	3.47%	121,434	2.56%

Total deposits	$311,908	3.93%	$226,863	2.86%	$175,027	1.94%

        Core deposits, which exclude time deposits of $100,000 or more, provide a relatively stable funding source for First National's loan portfolio and other interest-earning assets. First National's core deposits were $275.8 million and $242.0 million as of June 30, 2006, and December 31, 2006, respectively. The maturity distribution of its time deposits of $100,000 or more as of June 30, 2007, is as follows (dollars in thousands):

	As of June 30, 2007	As of December 31, 2006
Three months or less	$24,804	$31,559
Over three through six months	18,257	17,124
Over six through twelve months	69,448	28,882
Over twelve months	56,701	52,463

Total	$169,210	$130,028

        The increase in time deposits of $100,000 or more for the period ended June 30, 2007, as compared to the balance as of December 31, 2006, primarily resulted from the utilization of deposits that were obtained from brokered CDs from outside of First National's primary market. For the period ended June 30, 2007, First National's non-core deposits included wholesale funding in the form of brokered CDs of approximately $87 million. First National generally obtains out-of-market time deposits of $100,000 or more through brokers with whom it maintains ongoing relationships. The guidelines governing First National's participation in brokered CD programs are part of its Asset Liability Management Program Policy, which is reviewed, revised and approved annually by the asset liability committee. These guidelines limit First National's brokered CDs to 25% of total assets, dictate that its current interest rate risk profile determines the terms and that First National only accepts brokered CDs from approved correspondents. In addition, First National does not obtain time deposits of $100,000 or more through the Internet. These guidelines allow First National to take advantage of the attractive terms that wholesale funding can offer while mitigating the inherent related risk.

Other Interest-Bearing Liabilities

        The following tables outline First National's various sources of borrowed funds during the six-month period ended June 30, 2007, and the years ended December 31, 2006, 2005, and 2004, the amounts outstanding as of the end of each period, at the maximum point for each component during the periods, the average balance for each period and the average interest rate that First National paid for each borrowing source. The maximum balance represents the highest indebtedness for each component of borrowed funds at any time during each of the periods shown (dollars in thousands).

				Average for the Period
	Ending Balance	Period-End Rate	Maximum Balance
				Balance	Rate
As of or for the Six Months Ended June 30, 2007
Federal Home Loan Bank advances	$48,083	4.85%	$49,780	$40,418	4.89%
Federal funds purchased and other short-term borrowings	$19,721	5.49%	$31,325	$17,453	6.11%
Junior subordinated debentures	$13,403	7.43%	$13,403	$13,403	7.60%
As of or for the Year Ended December 31, 2006
Federal Home Loan Bank advances	$37,476	4.94%	$48,543	$33,421	4.70%
Federal funds purchased and other short-term borrowings	$7,970	5.41%	$14,391	$2,612	5.51%
Junior subordinated debentures	$13,403	7.44%	$13,403	$11,663	7.52%
As of and for the Year Ended December 31, 2005
FHLB advances	$26,612	3.99%	$30,436	$27,966	3.31%
Federal funds purchased	—	—	5,836	1,329	3.01%
Junior subordinated debentures	6,186	7.33%	6,186	6,186	6.14%
As of and for the Year Ended December 31, 2004
FHLB advances	$23,079	2.68%	$23,114	$13,657	1.97%
Federal funds purchased	—	—	7,250	549	1.82%
Junior subordinated debentures	6,186	5.04%	6,186	5,155	4.58%

        As of June 30, 2007, and December 31, 2006, 2005, and 2004, we had short-term lines of credit with correspondent banks to purchase unsecured federal funds totaling $61.5 million, $30.0 million, $23.5 million, and $19.5 millions, respectively.

Capital Resources

        On May 16, 2006, First National issued a stock dividend of 6% to shareholders of record as of May 1, 2006. Once this dividend was distributed, the common stock component of First National's shareholders equity increased by approximately $2,000; additional paid in capital increased approximately $3.8 million, and First National's retained earnings decreased by an offsetting approximate $3.8 million.

        On March 30, 2007, First National issued a stock dividend of 7%, to shareholders of record as of March 16, 2007. As a result of this dividend, the common stock component of First National's shareholders equity increased by approximately $3,000; additional paid in capital increased approximately $4.4 million, and its retained earnings decreased by an offsetting approximate $4.4 million.

        Total shareholders' equity amounted to $27.9 million and $27.0 million on June 30, 2007, and December 31, 2006 respectively. The increase of approximately $900,000 between December 31, 2006, and June 30, 2007, resulted from the $1.6 million in net income earned during the six months ended June 30, 2007, partially offset by an approximately $688,000 increase in unrealized loss on investment securities available for sale, net of tax, and by cash paid to purchase shares under the share repurchase program. First National's board of directors authorized an extension to the repurchase program, previously authorized in December 2006, of up to 50,000 shares outstanding effective immediately for a period of six months ending November 30, 2007. During the six months ended June 30, 2007, 8,881 shares of stock were repurchased under this program at a cost of $159,710, at a weighted average price of $17.94 per share, adjusted for the 7% stock dividend distributed on March 30, 2007.

        As of June 30, 2007, the unrealized loss on securities available for sale was recorded to reflect the change in the market value of these securities since December 31, 2006. First National believes that the unrealized loss is attributable to changes in market interest rates, not in credit quality, and First National considers these unrealized losses to be temporary. First National uses the securities available for sale to pledge as collateral to secure public deposits and for other purposes required or permitted by law, including as collateral for FHLB advances outstanding. Due to availability of numerous liquidity sources, First National believes that it has the capability to hold these securities to maturity and does not anticipate the need to liquidate the securities and realize the related loss.

        A portion of the increase between 2005 and 2006 resulted from the $4.1 million of net income earned during the year. In addition, First National received proceeds of $591,000 from the exercise of employee stock options and director stock warrants during 2006. Also contributing to the increase was the $200,000 decrease in the unrealized loss on investment securities available for sale, net of tax, during 2006.

        See the "Liquidity" section for a more detailed discussion of First National's available liquidity sources. First National currently expects that it will have sufficient cash flow to fund ongoing operations.

        The Federal Reserve and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%. First National's bank falls under these minimum capital requirements as set per bank regulatory agencies. Under the capital adequacy guidelines, capital is classified into two tiers. These guidelines require an institution to maintain a certain level of Tier 1 and Tier 2 capital to risk-weighted assets. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available for sale, minus certain intangible assets plus trust preferred securities up to 25% of Tier 1 capital with the excess being treated as Tier 2 capital. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100% based on the risks believed inherent in the type of asset. Tier 2 capital consists of Tier 1 capital plus the general reserve for loan losses subject to certain limitations. The bank is also required to maintain capital at a minimum level based on total average assets, which is known as the Tier 1 leverage ratio.

        First National utilizes trust preferred securities to meet its capital requirements up to regulatory limits. As of June 30, 2007, First National had formed three statutory trust subsidiaries for the purpose of raising regulatory capital via this avenue, which are not included in its consolidated financial statements pursuant to the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 46. On December 19, 2003, FNSC Capital Trust I, a subsidiary of First National's holding company, was formed to issue $3 million in floating rate trust preferred securities. On April 30, 2004, FNSC Capital Trust II was formed to issue an additional $3 million in floating rate trust preferred securities. On March 30, 2006, FNSC Statutory Trust III was formed to issue an additional $7 million in floating rate trust preferred securities. The trust preferred securities qualify as Tier 1 capital up to 25% or less of Tier 1 capital with the excess includable as Tier 2 capital. As of June 30, 2007, approximately $9.7 million of the trust preferred securities qualified as Tier 1 capital, with approximately $3.3 million included as Tier 2 capital.

        Under the capital guidelines, First National must maintain a minimum total risk-based capital of 8%, with at least 4% being Tier 1 capital. In addition, First National must maintain a minimum Tier 1 leverage ratio of at least 4%. To be considered "well-capitalized," First National must maintain total risk-based capital of at least 10%, Tier 1 capital of at least 6%, and a leverage ratio of at least 5%. On November 30, 2005, First National loaned its Employee Stock Ownership Plan ("ESOP") $600,000 which was used to purchase 42,532 shares of its common stock. As of December 31, 2006, the ESOP owned 44,914 shares of its stock, of which 39,600 shares were pledged to secure the loan. The remainder of the shares was allocated to individual accounts of participants. In accordance with the requirements of the Statement of Position 93-6, First National presented the shares that were pledged as collateral as a deduction of $558,000 from shareholders' equity for both June 30, 2007, and December 31, 2006 as unearned ESOP shares in the accompanying consolidated balance sheets.

        The following table sets forth First National's various capital ratios as of June 30, 2007, and December 31, 2006. For all periods, the bank was considered "well-capitalized" and the company met or exceeded its applicable regulatory requirements.

	As of June 30, 2007	As of December 31, 2006	To Be Considered "Well-Capitalized"
The Company
Total risk-based capital	10.63%	11.13%	N/A
Tier 1 risk-based capital	8.84%	8.94%	N/A
Leverage capital	7.47%	9.02%	N/A
The Bank
Total risk-based capital	11.18%	10.01%	10.00%
Tier 1 risk-based capital	10.15%	9.03%	6.00%
Leverage capital	8.58%	8.05%	5.00%

        The decrease in the company's capital ratios from December 31, 2006, to June 30, 2007, is due to proportionally increased risk-weighted assets and average total assets at June 30, 2007. The bank's capital ratios increased due to the downstreaming of $6 million from the company to the bank during the six months ended June 30, 2007, as discussed below.

        During March 2007, First National advanced $5 million on a revolving line of credit with a correspondent bank which First National downstreamed, along with an additional $1 million, to the bank as a capital contribution. This capital contribution increased the bank's total risk-based capital, Tier 1 risk-based capital and leveraged capital.

        On July 9, 2007, First National closed an underwritten public offering of 720,000 shares of its Series A Preferred Stock, at $25.00 per share. First National's net proceeds after payment of underwriting discounts and other expenses of the offering were approximately $16.4 million. A portion of the net proceeds was used to repay the advances described in the paragraph above. First National intends to use the balance of the net proceeds for general corporate purposes, which include, among other things, providing additional capital to support asset growth and the expansion of the bank's branch network.

        As of June 30, 2007, construction on First National's operations center at its corporate headquarters in Spartanburg and its Greenville market headquarters was completed and renovation of its Greer branch was underway, with construction in progress costs of approximately $141,000. First National completed construction of its corporate headquarters in Spartanburg in April 2007. First National anticipates remaining capital expenditures at the Greer branch to be completed within the next three months. First National exercised its option to purchase the land and building at its Mount Pleasant, South Carolina branch for a purchase price of $800,000. First National closed this purchase on May 4, 2007.

        Since its inception, First National has not paid cash dividends on its common stock. First National's ability to pay cash dividends is dependent on receiving cash in the form of dividends from its bank. However, certain restrictions exist regarding the ability of its bank to transfer funds to First National in the form of cash dividends. All dividends are subject to prior approval of the Office of Comptroller of the Currency and are payable only from the undivided profits of its bank. First National distributed a 3-for-2 stock split on March 1, 2004, and January 18, 2006, a 6% stock dividend on May 15, 2006, and a 7% stock dividend on March 30, 2007.

Return on Average Equity and Assets

        The following table shows the return on assets (net income divided by total assets), return on equity (net income divided by equity), and equity to assets ratio (equity divided by total assets) for the six-month periods ended June 30, 2007 and 2006, and for the year ended December 31, 2006.

	Six Months Ended June 30, 2007	Year Ended December 31, 2006	Six Months Ended June 30, 2006
Return on assets	0.67%	1.05%	0.90%
Return on equity	11.92%	16.82%	13.94%
Equity to assets ratio	5.60%	6.24%	6.48%

        The ratios shown above reflect both First National's consistent net income and the proportionally greater increase in its assets for the six months ended June 30, 2007, and June 30, 2006. First National's asset growth outpaced its equity growth for the three time periods presented, leading to the steady decrease in its equity to assets ratio as well as decreased return on assets. First National's return on equity decreased for the six month period ended June 30, 2007 due to its increased equity due to the downstreaming of $6 million in capital in the first quarter of 2007. The return on assets and return on equity ratios for the year ended December 31, 2006, reflect the disproportionate increase in net income for the year ended December 31, 2006, compared to the six months ended June 30, 2006.

Effect of Inflation and Changing Prices

        The effect of relative purchasing power over time due to inflation has not been taken into effect in First National's financial statements. Rather, the statements have been prepared on an historical cost basis in accordance with accounting principles generally accepted in the United States of America.

        Unlike most industrial companies, the assets and liabilities of financial institutions, such as First National's holding company and bank, are primarily monetary in nature. Therefore, the effect of changes in interest rates will have a more significant impact on its performance than will the effect of changing prices and inflation in general. In addition, interest rates may generally increase as the rate of inflation increases, although not necessarily in the same magnitude. As discussed previously, First National seeks to manage the relationships between interest-sensitive assets and liabilities in order to protect against wide rate fluctuations, including those resulting from inflation.

Off-Balance Sheet Arrangements

        Through the operations of its bank, First National has made contractual commitments to extend credit in the ordinary course of its business activities to meet the financing needs of customers. Such commitments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets. These commitments are legally binding agreements to lend money at predetermined interest rates for a specified period of time and generally have fixed expiration dates or other termination clauses. First National uses the same credit and collateral policies in making these commitments as it does for on-balance sheet instruments.

        First National evaluates each customer's creditworthiness on a case-by-case basis and obtains collateral, if necessary, based on its credit evaluation of the borrower. In addition to commitments to extend credit, First National also issues standby letters of credit that are assurances to a third party that they will not suffer a loss if its customer fails to meet its contractual obligation to the third party. The credit risk involved in the underwriting of letters of credit is essentially the same as that involved in extending loan facilities to customers.

        As of June 30, 2007, and December 31, 2006 and 2005, First National has issued commitments to extend credit of $111.2 million, $85.3 million, and $97.1 million, respectively, through various types of commercial and consumer lending arrangements, of which the majority are at variable rates of interest. As of June 30, 2007, $34.1 million of this commitment was for wholesale mortgages with locked rates that had not yet funded. Standby letters of credit totaled $2,245,000, $461,000, and $575,000, as of June 30, 2007, December 31, 2006, and 2005, respectively. Past experience indicates that many of these commitments to extend credit will expire unused. However, First National believes that it has adequate sources of liquidity to fund commitments that may be drawn upon by borrowers. In addition, First National has $15 million in letters of credit at the FHLB pledged to a public depositor, which are secured by available collateral under its bank's line of credit at the FHLB.

        First National is not involved in any other off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements or transactions that could result in liquidity needs or other commitments that could significantly impact earnings.

Liquidity

        Liquidity management involves monitoring First National's sources and uses of funds in order to meet its day-to-day cash flow requirements while maximizing profits. Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of the investment portfolio is fairly predictable and subject to a high degree of control at the time the investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to nearly the same degree of control. First National measures and monitors liquidity frequently, allowing First National to better understand, predict and respond to balance sheet trends. A comprehensive liquidity analysis provides a summary of anticipated changes in loans, investment securities, core deposits and wholesale funds. First National also has a detailed liquidity contingency plan in place which is designed to successfully respond to an overall decline in the economic environment, the banking industry or a problem specific to its liquidity.

        As of June 30, 2007, and December 31, 2006 and 2005, First National's liquid assets, consisting of cash and due from banks, interest-bearing bank balances and federal funds sold, amounted to $13.1 million, $8.2 million, and $21.3 million, respectively, representing 2.36%, 1.76%, and 6.48% of total assets, respectively. Investment securities provide a secondary source of liquidity, net of amounts pledged for deposits and FHLB advances. First National's ability to maintain and expand its deposit base and borrowing capabilities also serves as a source of liquidity. While First National's liquidity has increased from 2006 to 2007, funding the growth of its loan production offices continues to challenge First National to maximize the various funding options available to it. First National's federal funds purchased lines of credit with correspondent banks represent a readily available source of short-term funds. Proactive and well-advised daily cash management helps assure that these lines are accessed and repaid with careful consideration of all First National's available funding options as well as the associated costs. First National's overnight lines are tested at least once quarterly to help assure ease of access, continued availability and that First National consistently maintains healthy working relationships with each correspondent.

        First National plans to meet its future cash needs through the liquidation of temporary investments, the maturities of loans and investment securities, and the generation of deposits. First National plans to reduce its reliance on the higher-priced wholesale funding sources as it expands its branch network and capitalize on existing and new deposit markets throughout the state. In addition, the bank maintains federal funds purchased lines of credit with correspondent banks that totaled $51.5 million as of June 30, 2007. The bank is also a member of the FHLB of Atlanta from which application for borrowings can be made for leverage purposes, up to available collateral, if so desired. FHLB advances also provide a liquidity option when First National determines that these are the best source of funds to meet existing requirements. First National considers advances from the FHLB to be a reliable and readily available source of funds both for liquidity purposes and asset liability management, as well as interest rate risk management strategies. A key component in taking advantage of funding from the FHLB is maintaining good quality collateral to pledge against its advances. First National primarily relies on its existing loan portfolio for this collateral. First National scrutinizes each loan relying on FHLB guidelines before it is determined to qualify as collateral for an FHLB advance. First National believes that its existing stable base of core deposits along with continued growth in this deposit base, coupled with its available short-term and long-term borrowing options, will enable First National to meet its long-term liquidity needs.

        In addition, other sources of regulatory capital may be accessed such as trust preferred securities or common stock to fund its liquidity needs. In March 2007, First National advanced $5 million on a revolving line of credit with a correspondent bank which it downstreamed to its bank subsidiary as a capital contribution. This advance was repaid in July 2007 with a portion of the proceeds from the Preferred Stock offering (see Note 5—Subsequent Events for more details).

        In February 2007, First National entered into an agreement with First National Holdings, LLC to sell, purchase and lease its corporate headquarters, a full-service branch, and the corporate operations center located at 215 N. Pine Street and its full-service branch located at 3090 Boiling Springs Road in Spartanburg, South Carolina for a sales price of $5,450,000. First National Holdings, LLC is owned by a group of nine investors who serve as non-management directors of the company and the bank. First National's board of directors approved the agreement. In connection with this transaction, First National also entered into an agreement which makes it liable for all remaining construction costs for the corporate operations center, which was under construction when it entered into the agreement but was completed in April 2007. First National agreed to lease back these properties for an initial term of twenty-five years with one five-year option to renew at its option. The monthly rental payments of $38,604 during the initial term under a triple-net lease that will be accounted for as an operating lease under the provisions of SFAS No. 13, "Accounting for Leases (as amended)." If First National exercises the option to renew the lease as described above, the monthly rental payments will be adjusted to reflect the increase, if any, in the Consumer Price Index between the date of the agreement and the date of commencement of the renewal term. First National is considering a second sale/leaseback transaction with a related party entity for fall of 2007.

Interest Rate Sensitivity

        Asset liability management is the process by which First National monitors and controls the mix and maturities of its assets and liabilities. The essential purposes of asset liability management are to help assure adequate liquidity and to maintain an appropriate balance between interest-sensitive assets and liabilities to minimize potentially adverse impacts on earnings from changes in market interest rates. First National's asset liability management committee ("ALCO") monitors and considers methods of managing exposure to interest rate risk. The ALCO consists of members of the board of directors and senior management of the bank and meets quarterly. The ALCO is charged with the responsibility to maintain the level of interest rate sensitivity of the bank's interest-sensitive assets and liabilities within board-approved limits.

        The following table sets forth information regarding First National's interest rate sensitivity as of June 30, 2007 and December 31, 2006, for each of the time intervals indicated. The information in the table may not be indicative of First National's interest rate sensitivity position at other points in time. In addition, the maturity distribution indicated in the table may differ from the contractual maturities of the interest-earning assets and interest-bearing liabilities presented due to consideration of prepayment speeds under various interest rate change scenarios in the application of the interest rate sensitivity methods described above.

	Within three months	After three but within twelve months	After one but within five years	After five years	Total
Interest-earning assets:
Federal funds sold and other	$—	$4,134	$—	$—	$4,134
Investment securities	2,515	12,226	20,794	36,400	71,935
Loans	380,843	23,452	43,400	7,375	455,070

Total interest-earning assets	$383,358	$39,812	$64,194	$43,775	$531,139
Interest-bearing liabilities:
NOW accounts	$11,546	$—	$31,985	$—	$43,531
Money market and savings	37,162	—	47,297	—	84,459
Time deposits	59,563	157,704	65,003	—	282,270
FHLB advances	—	33,500	14,583	—	48,083
Junior subordinated debentures	—	13,403	—	—	13,403
Short-term borrowings	19,721	—	—	—	19,721

Total interest-bearing liabilities	$127,992	$204,607	$158,868	$—	$491,467
Period gap	$255,366	$(164,795)	$(94,674)	$43,775	$39,672
Cumulative gap	$255,366	$90,571	$(4,103)	$39,672
Ratio of cumulative gap to total interest-earning assets	48.08%	17.05%	-0.77%	7.47%	—

	As of December 31, 2006
	Within three months	After three but within twelve months	After one but within five years	After five years	Total
	(Dollar amounts in thousands)
Interest-earning assets:
Federal funds sold and other	$—	$5	$—	$—	$5
Investment securities	2,576	10,765	17,595	32,438	63,374
Loans	316,520	23,568	36,461	2,941	379,490
Total interest-earning assets	$319,096	$34,338	$54,056	$35,379	$442,869
Interest-bearing liabilities:
NOW accounts	$9,604	$—	$26,405	$—	$36,009
Money market and savings	35,765	—	45,520	—	81,285
Time deposits	68,217	97,411	62,458	—	228,086
FHLB advances	10,000	10,000	15,571	1,905	37,476
Junior subordinated debentures	—	13,403	—	—	13,403
Federal funds purchased	7,970	—	—	—	7,970
Total interest-bearing liabilities	$131,556	$120,814	$149,954	$1,905	$404,229
Period gap	$187,540	$(86,476)	$(95,898)	$33,474	$38,640
Cumulative gap	187,540	101,064	5,166	38,640	—
Ratio of cumulative gap to total interest-earning assets	42.35%	22.82%	1.17%	8.72%	—

Contractual Obligations

        We utilize a variety of short-term and long-term borrowings to supplement our supply of lendable funds, to assist in meeting deposit withdrawal requirements, and to fund growth of interest-earning assets in excess of traditional deposit growth. Certificates of deposit, repurchase agreements, FHLB advances, and junior subordinate debentures serve as our primary sources of such funds.

        Obligations under noncancelable operating lease agreements are payable over several years with the longest obligation expiring in 2032. We do not feel that any existing noncancelable operating lease agreements are likely to materially impact the company's financial condition or results of operations in an adverse way. Contractual obligations relative to these agreements are noted in the table below. Option periods that we have not yet exercised are not included in this analysis as they do not represent contractual obligations until exercised.

        The following table provides payments due by period for obligations under long-term borrowings and operating lease obligations as of December 31, 2006.

	Payments Due by Period
	Within One Year	Over One to Two Years	Over Two to Three Years	Over Three to Five Years	After Five Years	Total
	(Dollar amounts in thousands)
Certificates of deposit	$165,181	$31,022	31,021	$422	$421	$228,067
FHLB advances	5,000	10,000	1,000	7,071	14,405	37,476
Junior subordinated debentures	967	967	967	967	13,403	17,271
Operating lease obligations	230	189	175	366	1,042	2,002

Total	$171,378	$42,178	33,163	$8,826	$29,271	$284,816

Quantitative and Qualitative Disclosures about Market Risk

        Market risk is the risk of loss from adverse changes in market prices and rates that principally arises from interest rate risk inherent in First National's lending, investing, deposit gathering, and borrowing activities. Other types of market risks, such as foreign currency exchange rate risk and commodity price risk, do not normally arise in the normal course of First National's business. First National actively monitors and manages its interest rate risk exposure.

        The principal interest rate risk monitoring technique First National employs is the measurement of its interest sensitivity "gap," which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available for sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in this same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates. First National generally would benefit from increasing market rates of interest when it has an asset-sensitive gap position and generally would benefit from decreasing market rates of interest when First National is liability-sensitive.

        As of June 30, 2007, First National was asset sensitive over a one-year time frame. However, its gap analysis is not a precise indicator of its interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but those rates are viewed by management as significantly less interest-sensitive than market-based rates such as those paid on non-core deposits. Net interest income may be impacted by other significant factors in a given interest rate environment, including changes in the volume and mix of interest-earning assets and interest-bearing liabilities.

MANAGEMENT OF FIRST NATIONAL

Directors, Executive Officers, and Other Significant Employees

        The following table sets forth information about First National's directors, executive officers, and other significant employees as of the date of this joint proxy statement/prospectus. First National's articles of incorporation provide for a classified board of directors, so that, as nearly as possible, one-third of the directors are elected each year to serve three-year terms. The terms of the Class I directors will expire at the 2009 annual shareholders meeting, the terms of the Class II directors will expire at the 2008 annual shareholders meeting, and the terms of the Class III directors will expire at the 2010 annual shareholders meeting. Executive officers serve at the discretion of First National's board of directors. Each director is also a director of First National Bank of the South.

Directors	Class	Director Since	Year Term Expires	Position(s) Held
C. Dan Adams	III	1999	2008	Director
Mellnee G. Buchheit	I	1999	2009	Director
Jerry L. Calvert	I	1999	2009	Vice Chairman of the Board
Martha C. Chapman	III	1999	2008	Director
W. Russel Floyd, Jr.	I	1999	2009	Director
Dr. C. Tyrone Gilmore, Sr.	III	1999	2008	Director
Dr. Gaines W. Hammond, Jr.	II	1999	2010	Chairman of the Board
Benjamin R. Hines	II	1999	2010	Director
William A. Hudson.	I	1999	2009	Director
Norman F. Pulliam	I	1999	2009	Director, Chairman Emeritus of the Board
Peter E. Weisman	II	1999	2010	Director
Donald B. Wildman	II	1999	2010	Director
Coleman L. Young, Jr.	III	1999	2008	Director
Executive Officers				Position(s) Held
Jerry L. Calvert				President and Chief Executive Officer
Kitty B. Payne				Executive Vice President and Chief Financial Officer
Robert W. Murdoch, Jr.				Executive Vice President and Retail Banking Manager
David H. Zabriskie				Executive Vice President, Senior Lending Officer, and CRA Officer
Roger B. Whaley				Executive Vice President(1)
Other Significant Employees
Robert L. Whittemore				Regional Executive Officer, Eastern Region
Barry D. Starling				Regional Executive Officer, Western Region
Richard A. Manley				Regional Executive Officer, Northern Region

(1)
First National intends to enter into a one-year employment agreement with Mr. Whaley, the terms of which have not yet been determined.

        C. Dan Adams, 47, has been the president and principal owner of The Capital Corporation of America, Inc., an investment banking company located in Spartanburg, since 1991. He is also president and owner of The Capital Finance Group, Inc., a merger and acquisitions company located in Spartanburg. Mr. Adams graduated from the University of South Carolina-Upstate in 1983 with a degree in business administration. He graduated in 1989 from The Banking School of the South at Louisiana State University and is a Certified Commercial Investment member.

        Mellnee G. Buchheit, 59, has been the president of Buchheit News Management, Inc., a firm specializing in media investments, since 1993. She also serves as a director for Wayne Printing Co., Inc.

and Hometown News, Inc. Ms. Buchheit graduated from Winthrop University with a degree in education in 1969.

        Jerry L. Calvert, 58, is the president and chief executive officer of First National Bancshares, Inc. and the First National Bank of the South. He is a native of South Carolina and has over 30 years of banking experience in the Greenville and Spartanburg markets. Mr. Calvert was the senior vice president and regional manager for American Federal Bank from December 1984 until March 1999, when he resigned to help organize First National Bank of the South. Mr. Calvert is a retired lieutenant colonel in the U.S. Marine Reserves and a Vietnam veteran. Mr. Calvert graduated from Wofford College in 1974 with a bachelor of arts degree in economics.

        Martha Cloud Chapman, 84, graduated from the University of North Carolina—Greensboro in 1942 with a degree in art. Ms. Chapman previously was the first female board member of the Spartanburg County Foundation, the South Carolina Development Board, and the South Carolina Mining Council, and she served as the chairperson of Governor Jim Edward's Inaugural Ball.

        W. Russel Floyd, Jr., 56, has been the president of W. R. Floyd Services, Inc., a funeral home and cemetery operation located in Spartanburg, since 1978. He has also served as the president of Westwood Memorial Gardens, Inc., a cemetery located in Spartanburg, and the vice president of Piedmont Crematory since 1980. He also has served as the president of Business Communications, Inc., a local provider of telephone services and equipment, since 1984. Mr. Floyd graduated from the University of North Carolina—Chapel Hill in 1972 with a bachelor of science degree in business administration, and he received a bachelor of arts degree in psychology from the University of North Carolina—Charlotte in 1977.

        Dr. C. Tyrone Gilmore, Sr., 63, has been vice president of customer relations at Compass Learning, Inc. since 2003. He graduated from Livingstone College in 1965 with a bachelor of arts degree. Dr. Gilmore earned his Master's degree in 1971 from Converse College and received his Ed. S. in Educational Administration studies in 1978 from the University of South Carolina—Upstate.

        Dr. Gaines W. Hammond, Jr., 58, is the chairman of our board of directors. Dr. Gaines is an urologist practicing in Spartanburg since 1980 when he founded Hammond Urology, P.A. Dr. Hammond graduated from Washington & Lee University in 1971 and from the Medical University of South Carolina in 1974 and received surgery and urologic training at Indiana University.

        Benjamin R. Hines, 51, has been president of Spencer/Hines Properties, a commercial real estate firm located in Spartanburg, since 1986. Mr. Hines graduated from Wofford College in 1978 with a bachelor's degree in economics.

        William A. Hudson, 71, founded Diversco, Inc., an outsourcing and contract services business located in Spartanburg, in 1969. Since 1969, Mr. Hudson has held various positions with Diversco, including chairman and chief executive officer; he is currently vice chairman of Diversco. He graduated from Clemson University in 1959 with a bachelor of science degree in education.

        Norman F. Pulliam, 64, was founder and formerly chairman of the board of Pulliam Investment Company, Inc., a real estate and investment firm located in Spartanburg since 1970. Mr. Pulliam served as board chairman from the inception of the company until June 2005, and now serves as chairman emeritus of our board of directors. He is a graduate of Clemson University and Harvard University Graduate School of Business Administration.

        Peter E. Weisman, 69, is an owner and managing member of Peter Weisman/Kinney Hill Associates, LLC, a real estate development company established in 1989 and located in Spartanburg. Mr. Weisman has also been a general partner of P & J Realty Co., a real estate development company located in New York, New York, since 1969. He graduated from the University of Pennsylvania in 1961 with a degree in architecture.

        Donald B. Wildman, 57, is a managing partner of the law firm of Johnson, Smith, Hibbard, and Wildman, LLP. Mr. Wildman has been a transactions attorney with the firm since 1974. He graduated from Wofford College in 1971 with a bachelor of arts degree and received his juris doctor from the University of South Carolina School of Law in 1974.

        Coleman L. Young, Jr., 50, has been the president of CLY, Inc., a dry cleaning business located in Spartanburg, since 1994. Mr. Young also serves as property manager for Coleman Young Family Limited Partnership, a real estate development company. Mr. Young graduated from Clemson University in 1979 with a bachelor of science degree in business administration.

        Kitty B. Payne, CPA, 36, has been executive vice president and chief financial officer of First National Bancshares, Inc. and First National Bank of the South since November 1999. She has over 14 years of experience in the financial services industry, including seven years with KPMG LLP as a senior tax manager where she worked extensively with community banks in the Carolinas. Ms. Payne received her bachelor's degree in financial management and accounting from Clemson University in 1992.

        Robert W. Murdoch, Jr., 62, is executive vice president and the retail banking manager of First National Bank of the South. He is a native of South Carolina and has over 35 years of experience in the financial services industry. Mr. Murdoch was vice president and executive officer with Spartanburg National Bank from August 1988 until February 2000, when he resigned to join First National Bank of the South. Mr. Murdoch is a 1987 graduate of the Banker's School of the South at Louisiana State University.

        David H. Zabriskie, 45, is our executive vice president, senior lending officer, and CRA officer. He has over 18 years of experience in the financial services industry, including 16 years in commercial lending. Mr. Zabriskie has also served as a bank examiner for the Office of Comptroller of the Currency and the OTS. Mr. Zabriskie received his bachelor's degree in business administration from Furman University in 1984.

        Robert L. Whittemore, 48, is senior vice president and regional executive officer for the Eastern Region for First National Bank of the South. Mr. Whittemore was most recently employed as senior vice president and senior relationship manager for Wachovia Bank before joining the bank in 2005. He received his bachelor of arts in history and social psychology from Tufts University.

        Barry D. Starling, 50, is senior vice president and regional executive officer for the Western Region for First National Bank of the South. He has over 21 years of banking experience. Mr. Starling was most recently employed by MMA Financial in Tampa, Florida before joining First National Bank of the South in 2006. He received his bachelor of science degree in accounting from Western Carolina University.

        Richard A. Manley, 49, is senior vice president and regional executive officer for the Northern Region for First National Bank of the South. He has over 26 years of banking experience. He was formerly the Chief Banking Officer of First Charter Bank in Charlotte, NC. He received his bachelor's degree from Troy State University and attended the Graduate School of Banking at Louisiana State University.

        Roger B. Whaley, 60, will be executive vice president for First National Bank of the South upon completion of the merger. He has served as a director, president and chief executive officer of Carolina National since November 2001 and of Carolina National Bank and Trust Company since 2002. Mr. Whaley was employed by an investment firm from November 2000 until November 2001. From 1971 until August 2000, Mr. Whaley was with Bank of America, where for the last four years of employment he served as President of Bank of America, Oklahoma, and, in 1999, assumed responsibilities as Small Business Banking Executive for the Midwest (Arkansas, Illinois, Iowa, Kansas, Missouri and Oklahoma).

Committees

        First National's board of directors has appointed a number of committees, including an audit committee, compensation committee, and a nominating committee. In March 2007, the board of directors determined that, based on a recommendation from the audit committee, each of First National's directors is independent, as contemplated in the listing standards of the Nasdaq Global Market, except its CEO due to his service as its employee and Donald B. Wildman due to his role in the management of a related party entity. See the "Certain Relationships and Related Transactions" section of this prospectus.

Audit Committee

        The audit committee is composed of Coleman L. Young, Jr., William A. Hudson, Mellnee Buchheit, Dr. C. Tyrone Gilmore, Sr., Benjamin R. Hines, C. Dan Adams, and W. Russel Floyd, Jr. Each member is considered independent as contemplated in the listing standards of the Nasdaq Global Market. The functions of the audit committee are set forth in its charter which is available on the investor relations portion of First National's website at www.firstnational-online.com. The initial charter was adopted in March 2000 and was most recently ratified in November 2006. The audit committee has the responsibility of reviewing First National's financial statements, evaluating internal accounting controls, reviewing reports of regulatory authorities, and determining that all audits and examinations required by law are performed. The audit committee is responsible for overseeing the entire audit function and appraising the effectiveness of internal and external audit efforts. The audit committee reports its findings to the board of directors.

Compensation Committee

        The compensation committee is composed of Coleman L. Young, Jr., Mellnee Buchheit, William A. Hudson, as Chair, Gaines W. Hammond, Jr., M.D., Martha Cloud Chapman and Norman F. Pulliam. Each member is considered independent as contemplated in the listing standards of the Nasdaq Global Market. The compensation committee anticipates adopting a formal charter in the near future. See the "Compensation Discussion and Analysis" section of this joint proxy statement/prospectus for a description of the processes and procedures for the consideration and determination of executive compensation, including a description of the scope of authority for the compensation committee.

Nominating Committee

        The nominating committee is composed of Gaines W. Hammond, Jr., M.D., C. Dan Adams, W. Russel Floyd, Coleman L. Young, Jr., and William A. Hudson. Each member is considered independent as contemplated in the listing standards of the Nasdaq Global Market. The nominating committee acts under a written charter adopted by the board of directors. A copy of the charter is available in the investor relations section of First National's website at www.firstnational-online.com.

Compensation Committee Interlocks and Insider Participation

        Each of the following individuals served as a member of the company's compensation committee during the year ended December 31, 2006: Coleman L. Young, Jr., Mellnee Buchheit, William A. Hudson, as Chair, Gaines W. Hammond, Jr., M.D., Martha Cloud Chapman and Norman F. Pulliam.

        During this period, none of the members of the compensation committee served as an officer or employee of the company, or was formerly an officer of the company.

        Also, during the year ended December 31, 2006, none of First National's executive officers served as a member of the compensation committee of another entity, one of whose executive officers served on First National's compensation committee.

Compensation Discussion and Analysis

Overview, Philosophy and Objectives of Executive Compensation

        First National compensates its named executive officers primarily through a combination of base salary and annual bonus and secondarily through equity compensation and perquisites. The primary objectives of the compensation committee with respect to the compensation of First National's named executive officers are to attract, motivate and retain talented and dedicated executives and to foster a team orientation toward the achievement of company-wide business objectives which are designed to enhance shareholder value. The compensation committee has established certain general elements as part of its compensation philosophy to achieve these goals with respect to the named executive officers as follows: providing competitive base salaries and annual bonus targets, which are designed to reward achievement of company financial performance objectives as well as individual managerial effectiveness, and offering equity incentives for its named executive officers. As a result, the compensation package of First National's named executive officers is designed to proportionately reward higher performance.

Base Salary

        In arriving at the overall compensation package structure for First National's named executive officers, the compensation committee routinely utilizes third party information, including compensation data obtained from surveys of compensation practices from a cross-section of the banking industry, taking into consideration diverse performance, capital structure and competitive challenges. In recent years, an individual, who provides general consulting services on a variety of business matters, has provided the compensation committee market data regarding executive compensation within the banking industry for institutions of similar size and financial performance. However, this individual did not recommend the amount of executive or director compensation during the year ended December 31, 2006.

        The minimum base salaries of each of First National's named executive officers were specified in their respective employment agreements are subject to review annually by the compensation committee and are ratified by the First National's board of directors. The current base salary of each of First National's named executive officers, which is set forth in the Summary Compensation Table, has increased annually subsequent to the execution of the executives' employment agreements. The amount of the increase in each named executive officers' salary is determined after consideration of the third party information described above and after evaluation of the individual executive's performance, and First National's performance.

        The base salary of First National's named executive officers is intended to provide a competitive base level of pay for the services each provides. First National establishes base salaries for its named executive officers after reviewing each officer's individual performance, and compensation data, including base salary information for a group of comparable high-performing peer banks selected using factors such as financial performance, market presence, and plans for growth. First National believes that the fixed base annual salary levels of the named executive officers helps First National to retain qualified executives and provides a level of income stability for the named executive officers that may lessen potential pressures to take excessive risks to achieve performance measures under incentive compensation arrangements. First National has increased the base salaries of its current named executive officers annually since the bank's opening. First National has increased the base salaries of its named executive officers in 2007.

Annual Incentive

        Each of the named executive officers is eligible for an annual incentive under its formal incentive compensation plan, the First National Incentive Plan (the "FNIP"). In addition to the four named executive officers, 29 members of First National's management team were also eligible to receive bonus compensation under the FNIP in 2006. Additional management team members hired on or before September 30, 2007 will become eligible to receive bonus compensation under the FNIP with any exceptions to be approved by the CEO.

        The FNIP rewards the named executive officers and other key management team members for achieving annual company financial performance objectives (the "Performance Objectives"). The Performance Objectives are as follows: earnings, credit quality, and loan growth. On an annual basis, the compensation committee recommends to the board of directors the specific targets for each

Performance Objective and the relative weight assigned to each Performance Objective in the calculation of the annual incentive to be awarded under the FNIP. During January of 2007, the compensation committee recommended to First National's board of directors that the 2007 FNIP be approved in a form consistent with the 2006 FNIP. However, the Performance Objectives in the 2007 FNIP were updated to reflect the operating plan for 2007 adopted by the board of directors at the same meeting. The compensation committee considers a number of factors in assigning the relative weights to each Performance Objective, including the criteria set forth in the annual operating plan approved by the board of directors. First National believes that by providing a positive incentive and annual cash rewards, the FNIP plays an integral role in motivating and retaining qualified executives. First National also believes that the allocation of base salary and annual incentive compensation opportunity for named executive officers generally represents a reasonable combination of fixed salary compared to variable incentive pay opportunity and reflects its goal of retaining and motivating the named executive officers.

        The compensation committee reviews and revises the bonus structure underlying the FNIP on an annual basis. Once the yearly plan is finalized, it is presented to the board of directors, which reviews and approves it. The board generally views the FNIP as a competitive and appropriate benefit plan. The FNIP is reviewed by First National's board of directors with a view toward maintaining competitive target annual cash compensation levels (base salary plus target annual bonuses) that include an adequate combination of fixed and variable pay.

        Under the FNIP, the named executive officers, excluding the CEO, have an annual incentive target of 35% of their base salaries if 100% of the Performance Objectives are achieved. Actual earned payments under the FNIP as a percentage of salary can be greater or less than the target percentage depending on First National's actual performance against the Performance Objectives approved by the compensation committee and set forth in the FNIP. Actual payments pursuant to the FNIP are based on the Performance Objective results and are capped at 50% of base salaries, regardless of actual performance. Performance Objective results between 90% and 110% of the budgeted figures are rewarded with corresponding incentive amounts ranging from 31.5% to 50.0% of the named executive officers' base salary.

        While the Performance Objectives measured for the CEO's incentive calculation are the same as the rest of the named executive officers, the target range payouts differ, ranging from 30.0% to 50.0% of his base salary for Performance Objective results ranging from 90% to 100% of the budgeted figures. There is no payment under the FNIP unless First National's net income goal reaches a minimum threshold approved by its board of directors.

Equity Compensation

        Equity compensation has historically been offered to First National's employees who are in positions to influence its long-term success through the formation and execution of its business strategies. Effective March 6, 2000, First National adopted the First National Bancshares, Inc. 2000 Stock Incentive Plan (the "Plan"). Under the Plan, options are periodically granted to employees and directors by First National's board of directors at the recommendation of its compensation committee at a price not less than the fair market value of the shares at the date of grant. Options granted expire ten years from the date of grant and vest at a rate of 20% each year on the first five anniversaries of the date of grant. The Plan authorizes the granting of stock options up to a maximum of 459,351 shares of common stock. As of December 31, 2006, 111,284 option shares were available to be granted under the Plan. These amounts reflect each of the 3-for-2 stock splits distributed on January 18, 2006 and March 1, 2004, as well as the 6% stock dividend distributed on May 16, 2006 and the 7% stock dividend to be distributed on March 30, 2007.

        First National believes that long-term performance is enhanced through an ownership culture that rewards its named executive officers for stock price appreciation through the use of stock options. First National believes that stock options encourage executive retention and provides incentive for its named executive officers to increase value for its shareholders. Options were granted to the named executive officers in March 2000 under the Plan. The allocation of the options granted was approved by the board of directors. The options granted under the Plan generally vest and become exercisable immediately upon a qualifying termination, as defined in each named executive officer's respective employment agreement. See "Potential Payments Upon Termination or Change in Control" below for additional information regarding the accelerated vesting of these grants. The Outstanding Awards At Fiscal Year End Table reflects the options granted under the Plan to the named executive officers.

All Other Compensation

        As described in footnote 3 to the Summary Compensation Table, other compensation to its named executive officers included car allowances; club dues; company contributions under the company's 401(k) and Employee Stock Ownership Plans, which are available to employees generally; provision for receiving a portion of the death benefits payable to First National pursuant to the Bank Owned Life Insurance policies owned by the company; long-term disability insurance, life and accident insurance and, in the case of the CEO, keyman life insurance, as well as medical and dental insurance policy premiums. These payments and other benefits, the amounts of which are not material to First National, provide additional compensation and benefits to the applicable named executive officers and, in the case of car allowances and club dues, in part defray certain personal expenses related to the applicable named executive officer's employment. First National is currently evaluating whether to adopt supplemental retirement compensation for its named executive officers during 2007.

Executive Compensation and Other Benefits

Summary Compensation Table

        The following table summarizes the compensation paid or earned by each of First National's named executive officers for the year ended December 31, 2006.

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards(2)	Non-Equity(1) Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation(3)	Total
Jerry L. Calvert President, CEO and Director of the Company and the Bank	2006	$260,000	—	—	—	$130,000	—	$33,018	$423,018
Kitty B. Payne Executive Vice President and Chief Financial Officer of the Company and the Bank	2006	$135,769	—	—	$5,681	$63,400	—	$10,057	$214,907
David H. Zabriskie Executive Vice President and Chief Lending Officer of the Bank	2006	$145,961	—	—	$5,681	$67,800	—	$11,342	$230,784
Robert W. Murdoch, Jr. Executive Vice President and Retail Banking Manager of the Bank	2006	$120,385	—	—	$5,681	$55,680	—	$9,626	$191,676

(1)
Amounts awarded for the fiscal year under the FNIP were paid in the subsequent fiscal year.

(2)
The amounts in this column reflect the dollar amount recognized as compensation expense for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with SFAS No. 123(R) which outlines the accounting requirements for awards pursuant to the Plan and include amounts from awards granted prior to 2006. Assumptions used in the calculation of this amount for the fiscal year ended December 31, 2006 are included in footnote 2 to the company's audited financial statements for the fiscal year ended December 31, 2006, included in this prospectus.

(3)
All other compensation for 2006 includes the following items: (a) company contributions under the 401k plan, (b) car allowance or value attributable to personal use of company provided automobiles, (c) club dues, (d) premiums for the portion of the death benefits shared by the company with the named executive officers pursuant to bank owned life insurance, (e) premiums for life, accident and long-term disability insurance policies (f) the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006 for shares allocated to each named executive officer under the First National Employee Stock Ownership Plan, and (g) in the case of Mr. Calvert, premiums for keyman life insurance and medical and dental insurance coverage. The amount attributable to each perquisite or for each named executive officer does not exceed the greater of $25,000 or 10% of the total amount of perquisites received by such named executive officer. The amount attributable to anything other than a perquisite for each named executive officer does not exceed $10,000 individually.

Employment Agreements

        First National recognizes that its named executive officers' contributions to the growth and success of the company are substantial. First National desires to provide for the continued employment of its named executive officers, to reinforce and encourage the continued dedication of these individuals to First National and to promote First National's best interest and that of its shareholders.

        On September 10, 2004, First National entered into an employment agreement with Jerry L. Calvert to serve as its President and Chief Executive Officer. This agreement is for a term of three years and is extended automatically at the end of each year so that the remaining term continues to be three years. Under the agreement, Mr. Calvert receives a base salary of $260,000 per year, which may be increased from time to time with the approval of the board of directors. He also receives his medical insurance premium. He is eligible to receive an annual cash bonus of up to 50% of his base salary based on the accomplishment of performance goals established by the board of directors. Mr. Calvert is entitled to a term life insurance policy in the amount of $500,000 payable to his designated beneficiaries and an accident liability policy totaling $1,000,000. Mr. Calvert will receive an automobile or an automobile allowance and is entitled to participate in all retirement, welfare, and other benefit plans of the company and the bank. During his employment and for a period of one year thereafter, or during any period that Mr. Calvert is receiving a severance payment under the agreement, he is prohibited from (a) competing with First National within a radius of 40 miles of the main office or any branch or loan production office; (b) soliciting First National's customers for a competing business; or (c) soliciting First National's employees for a competing business. These restrictions do not apply following a change in control.

        If First National terminates the employee agreement for Mr. Calvert without cause before or after a change in control, or if Mr. Calvert terminates his agreement for good reason within the 90-day period beginning on the 30 th day after a change in control or within the 90-day period beginning on the one year anniversary of a change in control, he will be entitled to severance in an amount equal to his then current monthly base salary multiplied by 36 (24 for a termination without cause), plus any bonus which may have been earned or accrued through the date of termination (including any amounts awarded for previous years but which were not yet vested).

        On January 31, 2005, First National entered into employment agreements with Kitty B. Payne, Robert W. Murdoch, Jr., and David H. Zabriskie. Pursuant to the agreements, Ms. Payne serves as First National's Executive Vice President and the Chief Financial Officer and receives an annual base salary of $135,769, Mr. Murdoch serves as its Executive Vice President and Retail Banking Manager and receives an annual base salary of $120,769, and David Zabriskie serves as First National's Executive Vice President and Senior Lending Officer and receives an annual base salary of $145,961. Each executive's annual base salary may be increased from time to time with the approval of the board of directors, but may not be decreased.

        Each agreement is for a term of two years and is extended automatically at the end of each year so that the remaining term continues to be two years; however, the executive or the employer may at any time fix the term to a finite period of two years. Each executive is entitled to participate in all employee benefit plans or programs of the company and its bank subsidiary, as well as club dues. In addition, the terms of the agreement entitle Messrs. Murdoch and Zabriskie to the use of an automobile owned or leased by the bank. During each executive's employment and for a period of one year thereafter, each executive is prohibited from (a) competing with First National within a radius of 30 miles of any office or branch; (b) soliciting First National's customers for a competing business; or (c) soliciting First National's employees for a competing business. Notwithstanding the foregoing, each executive may serve as an officer of or consultant to a depository institution or holding company with offices in the restricted territory, if such employment does not involve the restricted territory. In consideration for the restrictive covenants, each executive received stock options for 4,253 shares with an exercise price of $14.99 per share (reflects 3-for-2 stock splits distributed March 1, 2004 and January 18, 2006, the 6% stock dividend distributed May 16, 2006, and the 7% stock dividend to be distributed March 30, 2007).

        If First National terminates the employment agreements for Ms. Payne or Messrs. Murdoch and Zabriskie without cause before or after a change in control, or if Ms. Payne or Messrs. Murdoch and Zabriskie terminate their agreement for good reason within the 90-day period beginning on the 30 th day after a change in control, they will be entitled to severance in an amount equal to their then current monthly base salary multiplied by 12, plus any bonus which may have been earned or accrued through the date of termination (including any amounts awarded for previous years but which were not yet vested).

Grant of Plan-Based Awards

        The table below shows the potential payments under the FNIP for 2006. Actual payments made in January 2007 for the year ended December 31, 2006, as shown in the Summary Compensation Table, are as follows: Jerry L. Calvert—$130,000, Kitty B. Payne—$63,400, David H. Zabriskie—$67,800 and Robert W. Murdoch, Jr.—$55,680.

		Estimated Potential Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards
Name	Grant Date
		Threshold	Target	Maximum	Threshold	Target	Maximum
Jerry L. Calvert	—	$78,000	$130,000	$130,000	—	—	—
Kitty B. Payne	—	42,525	47,250	67,500	—	—	—
David H. Zabriskie	—	45,675	50,750	72,500	—	—	—
Robert W. Murdoch, Jr.	—	$38,430	$42,700	$61,000	—	—	—

Option Grants in Last Fiscal Year

        For the year ended December 31, 2006, no options were granted to the named executive officers.

Outstanding Equity Awards at Fiscal Year-End

        The following table shows the number of shares covered by both exercisable and non-exercisable options owned by the individuals named in the Summary Compensation Table as of December 31, 2006, as well as the related exercise prices and expiration dates. Options are granted pursuant to the Plan.

	Option Awards						Stock Awards
Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
			Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options							Equity Incentive Plan Awards: Number of Unearned Shares or Other Rights That Have Not Vested
	Number of Securities Underlying Unexercised Options						Number of Shares or Units of Stock that Have Not Vested(2)
Market Value of Shares or Units of Stock that Have Not Vested(2)
Name	Exercisable	Non- exercisable(1)		Option Exercise Price		Option Expiration Date
Jerry L. Calvert	153,117 —	— —	— —		$3.92 —	3/27/2010 —	— 375	$	— 5,608	— —	— —
Kitty B. Payne	12,759 2,551 850 —	— — 3,402 —	— — — —	$ $ $	3.92 4.23 14.99 —	3/27/2010 12/3/2011 1/31/2015 —	— — — 233		— — — 3,481	— — — —	— — — —
David H. Zabriskie	25,519 2,551 850 —	— — 3,402 —	— — — —	$ $ $	3.92 4.23 14.99 —	3/27/2010 12/3/2011 1/31/2015 —	— — — 255		— — — 3,815	— — — —	— — — —
Robert W. Murdoch, Jr.	2,551 850 —	— 3,402 —	— — —	$ $	4.23 14.99 —	12/3/2011 1/31/2015 —	— — 211	$	— — 3,159	— — —	— — —

(1)
Options granted pursuant to the Plan expire ten years from the date of grant and vest at a rate of 20% each year on the first five anniversaries of the date of grant.

(2)
Each named executive officer fully vests in the shares allocated pursuant to the First National Employee Stock Ownership Plan after seven years of service with 20% of the shares allocated vesting each year, beginning with the third year of service. As of December 31, 2006, each named executive officer had been credited with three years of service.

Option Exercises and Stock Vested

        The following table shows the number of options exercised in share purchases by the named executive officers during the year ended December 31, 2006, as well as the value realized upon these exercises. The table also shows the number of shares acquired upon vesting by the named executive officers during the year ended December 31, 2006, as well as the value realized upon the vesting of these shares. The value represents the positive spread between the exercise price and market price on the date of exercise. The value realized on vesting is determined using the market price on December 29, 2006, the last trading date for the year ended December 31, 2006.

	Option Awards(1)		Stock Awards(2)
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Jerry L. Calvert	—	—	94	$1,402
Kitty B. Payne	12,759	$159,165	58	870
David H. Zabriskie	—	—	64	954
Robert W. Murdoch, Jr.	25,519	$349,999	53	$790

(1)
Options granted pursuant to the Plan expire ten years from the date of grant and vest at a rate of 20% each year on the first five anniversaries of the date of grant.

(2)
Each named executive officer fully vests in the shares allocated pursuant to the First National Employee Stock Ownership Plan after seven years of service with 20% of the shares allocated vesting each year, beginning with the third year of service. As of December 31, 2006, each named executive officer had been credited with three years of service.

Potential Payments Upon Termination or Change in Control

        The table below reflects the amount of compensation payable to each of First National's named executive officers in the event of termination of such executive's employment with First National in the case of termination without cause and, in the case of good reason termination following a change in control, by the named executive officer. The amounts shown assume that the termination occurred on December 29, 2006, which was the last trading day of the calendar year ended December 31, 2006, and at a price per share First National's common stock equal to the closing market price as of that date. These amounts are estimates of the amounts which would have been paid out to the executive officer upon termination as of that date under the specified circumstances. The actual amounts to be paid out can only be determined at the time of such executive officer's separation from the company.

        For purposes of this discussion, the terms cause, good reason, and change in control are defined as follows:

        "Change in control" means the occurrence of any of the following events, unless such event is a result of a non-control acquisition:

  •
  The members of First National's board of directors, as of the date of the employment agreement, cease for any reason to constitute at least fifty percent of the board of directors unless a majority of the board votes in favor of the new member.

  •
  A person, other than the company, acquires First National's common stock, and immediately after which such person has beneficial ownership of 20% or more of the combined voting power of our common stock.

  •
  Approval by First National's shareholders of: (i) a merger, consolidation, or reorganization; (ii) a complete liquidation or dissolution; or (iii) an agreement for the sale or other disposition of all or substantially all of its assets.

  •
  Regulatory approval (or notice of no disapproval) is granted by the Federal Reserve, the Office of Comptroller of the Currency, the FDIC, or any other regulatory authority for permission to acquire control of First National or any of its banking subsidiaries.

        "Good reason" means the occurrence after a change in control of any of the events or conditions described below:

  •
  an adverse change in an employee's position at any time within 90 days preceding the date of a change in control or at any time thereafter;

  •
  a reduction in the aggregate compensation package opportunity, including base salary and bonus compensation, from the previous year in the amount available under the performance bonus compensation plan (the CEO employment agreement does not include this provision);

  •
  a relocation of an employee at any place outside a 30 mile radius from the employee's current work location except for reasonably required travel;

  •
  the failure by us to (A) continue any material compensation or employee benefit plan in which the employee was participating at any time within 90 days preceding the date of a change in control or at any time thereafter, unless replaced with a plan providing substantially equivalent compensation or benefits, or (B) provide the employee with compensation and benefits, in the aggregate, at least equal to those provided for under each other employee benefit plan, program and practice in which the employee was participating at any time within 90 days preceding the date of a change in control or at any time thereafter;

  •
  the insolvency or the filing of a petition for bankruptcy of the company which petition is not dismissed within sixty days;

  •
  any material breach by the company of any material provision of the employment agreement;

  •
  any purported termination of the employee's employment for cause by First National which does not comply with the terms of the employment agreement; or

  •
  First National's failure to obtain an agreement, satisfactory to the employee, from any successor or assign to assume and agree to perform the employment agreement.

        Any event or condition described above which occurs prior to a change in control but which the employee reasonably demonstrates (A) was at the request of a third party, or (B) otherwise arose in connection with a change in control which actually occurs, shall constitute good reason for purposes of the employment agreement, notwithstanding that it occurred prior to the change in control.

        For the CEO, "cause" consists of any of the following:

  •
  a willful act (including, without limitation, a dishonest or fraudulent act) or a grossly negligent act, or the willful or grossly negligent omission to act by the executive, which is intended to cause, causes or is reasonably likely to cause material harm to First National (including harm to its business reputation);

  •
  an indictment for the commission or perpetration by the executive of any felony or any crime involving dishonesty, moral turpitude or fraud;

  •
  a material breach by the executive of the employment agreement that remains uncured ten days following written notice;

  •
  notice from that any regulatory agency having jurisdiction of its intention to institute any form of formal or informal regulatory action against the executive or the company;

  •
  disorderly conduct by the executive that materially disrupts the company's business operations to a level which is materially detrimental to First National's best interest, that, if susceptible of cure remains uncured ten days following written notice to the executive; or

  •
  the failure of the executive to devote his full business time and attention to his employment as provided under the employment agreement that, if susceptible of cure, remains uncured 30 days following written notice to the executive of such failure.

        For the named executive officers other than the CEO, "cause" is defined as:

  •
  a willful or negligent act or willful or negligent omission to act which causes harm to First National;

  •
  a conviction for the commission or perpetration by the employee of any felony or an act of fraud;

  •
  the failure of the employee to devote his full time and attention to the business, of First National; or

  •
  the failure of the employee to perform his duties under the terms of the employment agreement.

Potential Payments Upon Termination or Change in Control

Name and Principal Position	Salary	Bonus	Continuation of Medical Benefits(4)	Acceleration and Continuation of Equity Awards(5)	Total Termination Benefits
Jerry L. Calvert, President, CEO and Director of the Company and the Bank	$520,000	$130,000	$30,652	$5,608	$686,260
Termination without cause(1)
Good reason termination after change in control(2)	$780,000	$130,000	$45,978	$5,608	$961,586
Kitty B. Payne, Executive Vice President and Chief Financial Officer of the Company and the Bank(3)	$155,000	—	—	—	$155,000
Termination without cause
Good reason termination after change in control	$155,000	$63,400	$6,451	$3,481	$228,332
David H. Zabriskie, Executive Vice President and Chief Lending Officer of the Bank(3)	$170,000	—	—	—	$170,000
Termination without cause
Good reason termination after change in control	$170,000	$67,800	$5,604	$3,815	$247,219
Robert W. Murdoch, Jr., Executive Vice President and Retail Banking Manager of the Bank(3)	$140,000	—	—	—	$140,000
Termination without cause
Good reason termination after change in control	$140,000	$55,680	$8,449	$3,159	$207,288

(1)
Salary and continuation of benefits is for a period of 24 months following termination without cause before or after a change in control.

(2)
Salary and continuation of benefits is for a period of 36 months following good reason termination after a change in control.

(3)
Salary and continuation of benefits is for a period of 12 months following termination without cause before or after a change in control or good reason termination after a change in control.

(4)
Reflects the estimate of all future premiums which will be paid for life insurance, disability, medical and dental benefits, using the premium rates in effect at December 29, 2006.

(5)
Assumes a value per share of First National's common stock of $14.95 per share, which was the closing price per share of First National's stock as of December 29, 2006, adjusted for the 7% stock dividend to be distributed on March 30, 2007. The values shown in this column with respect to accelerated vesting of stock options represent the intrinsic value (i.e., the excess of the split-adjusted price per share as of December 29, 2006, over the split-adjusted exercise price of the option) of the options for which vesting is accelerated. Also included in this column are values shown with respect to accelerated vesting of shares of First National's stock allocated to each executive officer's Employee Stock Ownership Plan account as of December 31, 2006.

        If the named executive officer's employment is terminated for cause or upon voluntary termination, the named executive officer shall receive only any sums due as base salary and/or reimbursement of expenses through the date of such termination.

        If the named executive officer's employment is terminated upon the death of the named executive officer, the named executive officer's estate shall receive any sums due as base salary and/or reimbursement of expenses through the end of the month during which death occurred. The chief executive officer's estate is also entitled to receive any bonus earned or accrued through the date of death, including any amounts awarded for previous years but were not yet vested.

        If the chief executive officer's employment is terminated upon his disability, the chief executive officer shall receive any salary and bonus earned or accrued through the date of incapacity, including any amounts awarded for previous years but were not yet vested.

        For further information about the employment agreements with the named executive officers, please see the discussion entitled Employment Agreements following the Summary Compensation Table.

Director Compensation

        The following table shows the fees paid to each of First National's elected directors for board meeting and committee meeting attendance in 2006.

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
C. Dan Adams	$20,400	—	—	—	—	—	$20,400
Mellnee Buchheit	9,800	—	—	—	—	—	9,800
Jerry L. Calvert	—	—	—	—	—	—	—
Martha Chapman	10,200	—	—	—	—	—	10,200
W. Russel Floyd, Jr.	13,400	—	—	—	—	—	13,400
C. Tyrone Gilmore, Sr.	13,200	—	—	—	—	—	13,200
Gaines W. Hammond, Jr.	22,600	—	—	—	—	—	22,600
Benjamin Hines	19,600	—	—	—	—	—	19,600
William Hudson	22,000	—	—	—	—	—	22,000
Norman Pulliam	12,400	—	—	—	—	—	12,400
Peter Weisman	12,400	—	—	—	—	—	12,400
Donald B. Wildman	12,400	—	—	—	—	—	12,400
Coleman L. Young, Jr.	21,400	—	—	—	—	—	21,400

        During 2006, First National paid its outside directors $600 for each board meeting they attended and $400 for each committee meeting they attended.

Corporate Governance

        First National periodically reviews its corporate governance policies and procedures which are designed to establish high standards of ethical conduct and provide that First National report results with accuracy and transparency and maintain full compliance with the laws, rules and regulations that govern its operations. As part of this periodic review, the Board of Directors reviews and adopts best corporate governance policies and practices for First National.

Code of Ethics

        First National has adopted a Code of Ethics that is designed to ensure that its directors, executive officers and employees meet the highest standards of ethical conduct. The Code of Ethics requires that First National's directors, executive officers and employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in First National's best interest. Under the terms of the Code of Ethics, directors, executive officers and employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Ethics.

        As a mechanism to encourage compliance with the Code of Ethics, First National has adopted a policy regarding its method of receiving, retaining and treating complaints received regarding accounting, internal accounting controls or auditing matters. This policy ensures that employees may submit concerns in good faith regarding questionable accounting or auditing matters in a confidential and anonymous manner without fear of dismissal or retaliation of any kind. A copy of the Code of Ethics can be found on First National's website, www.firstnational-online.com.

FIRST NATIONAL SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

        The following table shows how much of First National common stock is considered to be beneficially owned by the directors, named executive officers, and owners of more than 5% of the outstanding common stock, as of September 1, 2007. During the initial public offering completed in February of 2000, each organizer received a warrant to purchase two shares of common stock at a purchase price of $3.92 per share for every three shares purchased by that organizer in the offering, for a total of 799,611 shares. These figures reflect the 3-for-2 stock splits distributed on March 1, 2004 and January 18, 2006, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend distributed on March 30, 2007. The warrants, which are represented by separate warrant agreements, vested over a five-year period beginning on February 10, 2001, and are exercisable in whole or in part until February 10, 2010. Unless otherwise indicated, the address of each beneficial owner is c/o First National Bancshares, Inc., 215 North Pine Street, Spartanburg, South Carolina 29302.

Name	Shares Beneficially Owned(1)	Right To Acquire(2)	Percent(3)
C. Dan Adams(4)	144,611	85,065	6.07%
Mellnee G. Buchheit	83,648	51,039	3.59%
Jerry L. Calvert(5)	79,110	204,156	7.26%
Martha C. Chapman	50,556	34,026	2.27%
W. Russel Floyd, Jr.	94,140	51,039	3.87%
Dr. C. Tyrone Gilmore, Sr.	25,835	17,013	1.15%
Dr. Gaines W. Hammond, Jr.(6)	282,552	—	7.65%
Benjamin R. Hines(11)	114,271	71,455	4.93%
Robert W. Murdoch, Jr.	27,619	4,253	0.86%
William A. Hudson(7)	159,864	102,078	6.90%
Kitty B. Payne(10)	17,650	17,013	0.93%
Norman F. Pulliam	176,050	102,078	7.32%
Peter E. Weisman(8)	87,447	56,143	3.83%
Donald B. Wildman(9)	58,737	34,026	2.49%
Coleman L. Young, Jr.(12)	70,888	42,533	3.03%
David H. Zabriskie	5,430	29,773	0.94%
All directors & executive officers as a group (16 persons)	1,478,408	901,690	51.77%

(1)
Includes shares for which the named person:

•
has sole voting and investment power,

•
has shared voting and investment power with a spouse or other family member in trust, or

•
holds in an IRA or other retirement plan program, unless otherwise indicated in these footnotes.

•
does not include shares that may be acquired by exercising stock options or warrants.

(2)
Includes shares that may be acquired within the next 60 days by exercising vested stock options or warrants, but does not include any other stock options or warrants.

(3)
Based on 3,695,822 shares of common stock of First National outstanding as of the record date of June 1, 2007, plus the number of shares which the named person exercising all options or warrants has the right to acquire within 60 days, but that no other persons exercise any options or warrants.

(4)
Includes 127 shares in trust each for Carey Adams and Abby Adams, in which he acts as custodian. Includes 75,257 shares pledged as collateral for loans.

(5)
Includes 254 shares owned by his son Jerry Calvert, Jr., 254 shares owned by his son Timothy R. Calvert and 254 shares owned by his daughter Casey M. Calvert, all in a trust in which he acts as trustee. Includes 14,204 shares pledged as collateral for loans.

(6)
Includes 135,676 shares pledged as collateral for loans.

(7)
Includes 5,104 shares in trust each for Alexa S. Hudson, Lanie Ann Hudson, William Alex Hudson, II, John M. Hammond, Lillian Grace Hammond and Ross H. Hammond. Also includes 129,240 shares held via William A. Hudson Limited Family Partnership, LLC. Includes 121,024 shares pledged as collateral for loans.

(8)
Includes 680 shares in trust for William Desvallees and 680 shares for Lucie Desvallees for which he acts as custodian.

(9)
Includes 254 shares in trust for William Reid Wildman for which he acts as custodian and 30,000 shares held in the name of Johnson, Smith, Hibbard & Wildman Law Firm, L.L.P. for the benefit of Mr. Wildman's retirement account.

(10)
Includes 12,759 shares pledged as collateral for loans.

(11)
Shares are held in the name of The Hines Family Ltd Partnership, of which Mr. Hines is the sole owner and voting member.

(12)
Shares are held in the name of the Coleman Young Family Limited Partnership, of which Mr. Young is the sole owner and voting member.

FIRST NATIONAL RELATIONSHIPS AND RELATED TRANSACTIONS

Interests of Management and Others in Certain Transactions

        First National enters into banking and other transactions in the ordinary course of business with its directors and officers and their affiliates. It is First National's policy that these related party transactions be on substantially the same terms (including price, or interest rates and collateral) as those prevailing at the time for comparable transactions with unrelated parties. First National does not expect these transactions to involve more than the normal risk of collectibility nor present other unfavorable features to First National or the bank. Loans to individual directors and officers must also comply with First National's bank subsidiary lending policies and statutory lending limits, and directors with a personal interest in any loan application are excluded from the consideration of the loan application. As of December 31, 2006, the aggregate amount of credit First National extended to directors, executive officers, and principal shareholders was $8,030,065, representing approximately 29.75% of First National's shareholders' equity. First National intends for all of its transactions with its affiliates to be on terms no less favorable to First National than could be obtained from an unaffiliated third party and to be approved by a majority of disinterested directors. Director independence is reviewed on an annual basis by the audit committee.

        In February 2007, First National entered into a transaction with a related party entity to sell and subsequently lease back from the entity certain real properties previously owned by its bank subsidiary. The sales price for the properties was $5,450,000. In connection with the sale, the bank agreed to lease back the real properties from the related party entity for an initial term of twenty-five years with one five-year option to renew at the option of the bank. The terms of the lease portion of the agreement call for monthly rental payments of $38,604 during the initial term. The related party entity, First National Holdings, LLC, is a limited liability company owned by nine investors who also serve as directors of First National's company and its bank subsidiary. First National's board members, who are members of this limited liability company or who control entities that are members of this limited liability company, are Gaines W. Hammond, Jr., M.D., Benjamin R. Hines, C. Dan Adams, Norman F. Pulliam, Mellnee Buchheit, Coleman L. Young, Jr., Peter E. Weisman, Donald B. Wildman (as

managing member) and W. Russel Floyd, Jr. Each investor/director has a one/ninth interest in the limited liability company. The transaction was approved by the board of directors of First National's bank subsidiary and complies with the Nasdaq Global Market listing standards, applicable SEC Rules, and First National's own internal policies and procedures.

        First National has a written policy contained in its Code of Ethics which describes the procedures for reviewing transactions between First National and its directors and executive officers, their immediate family members and entities with which they have a position or relationship. These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director of executive officer.

        First National annually requires each of its directors and executive officers to complete a directors' and officers' questionnaire that elicits information about related party transactions. First National's management annually reviews all transactions and relationships disclosed in the director and officer questionnaires, and the board of directors makes a formal determination regarding each director's independence under Nasdaq Global Market listing standards and applicable SEC rules.

        In addition, First National's bank subsidiary is subject to the provisions of Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The bank is also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies. Under Regulation O, the bank is subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Such extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

        In addition to the annual review, First National's Code of Ethics requires that its CEO be notified of any proposed transaction involving a director or executive officer that may present an actual or potential conflict of interest, and that such transaction be presented to and approved by the audit committee. Upon receiving any notice of a related party transaction involving a director or executive officer, the CEO will discuss the transaction with the Chair of First National's audit committee. If the likelihood exists that the transaction would present a conflict of interest or, in the case of a director, impair the director's independence, the audit committee will review the transaction and its ramifications. If, in the case of a director, the audit committee determines that the transaction presents a conflict of interest or impairs the director's independence, the board of directors will determine the appropriate response. If, in the case of an executive officer, the audit committee determines that the transaction presents a conflict of interest, the audit committee will determine the appropriate response.

INFORMATION ABOUT CAROLINA NATIONAL

General

        Carolina National is a bank holding company with no operations other than those carried on by its wholly-owned subsidiary, Carolina National Bank. Carolina National was organized in 2000 under the laws of South Carolina for the purpose of becoming a holding company for Carolina National Bank. Carolina National Bank conducts a general banking business under a charter granted by the Office of the Comptroller of the Currency. Carolina National Bank opened on July 15, 2002. Carolina National Bank conducts its activities from its main office, three branch offices, a loan production office in Columbia, South Carolina and a loan production office in Rock Hill, South Carolina.

        Carolina National Bank's business primarily consists of accepting deposits and making loans. Carolina National Bank seeks deposit accounts from households and businesses in its primary market areas by offering a full range of savings accounts, retirement accounts (including Individual Retirement Accounts), checking accounts, money market accounts, and time certificates of deposit. It also makes primarily commercial, real estate and installment loans, primarily on a secured basis, to borrowers in and around Richland County, South Carolina and York County, South Carolina and makes other authorized investments. Mortgage loans are primarily made for resale in the secondary market. As of December 31, 2006, Carolina National Bank employed 41 persons on a full time equivalent basis.

Competition

        South Carolina law permits statewide branching by banks and savings and loan associations. Consequently, many financial institutions have branches located in several communities. As of June 30, 2006, the City of Columbia was served by 16 banks and savings banks with approximately 91 branches. Since interstate banking was first permitted, an overwhelming number of Columbia's locally based commercial banks have been acquired, mostly by large regional out-of-state banks. Of the 16 commercial banks and savings associations with branch offices in Columbia, six were owned and controlled out of state, and only five of the remaining ten (one of which is Carolina National Bank) were headquartered in Columbia.

        Carolina National Bank encounters strong competition from most of these financial institutions. In the conduct of certain areas of its business, Carolina National Bank also competes with credit unions, insurance companies, money market mutual funds and other financial institutions, some of which are not subject to the same degree of regulation and restrictions as Carolina National Bank. Most of these competitors have substantially greater resources and lending abilities than Carolina National Bank has and offer certain services, such as international banking, investment banking, and trust services, that Carolina National Bank does not currently provide.

        The principal areas and methods of competition in the banking industry are the services offered, pricing of those services, the convenience and availability of the services, and the degree of expertise and personal manner with which those services are offered. Carolina National seeks to compete effectively in each of those areas.

Properties

        The main offices of Carolina National Bank and Carolina National are located at 1350 Main Street, on the corner of Main and Washington Streets, in downtown Columbia, South Carolina. The space, which comprises approximately 9,718 square feet on three floors, was previously used as a bank. Carolina National Bank has branch offices at 4840 Forest Drive in the Forest Acres area and at the corner of Two Notch Road and Sparkleberry Lane in Northeast Columbia, both of which were previously used as bank branches, and a branch at 6041 Garner's Ferry Road in East Columbia which was renovated for use as a bank branch. These branch facilities have ample parking and drive-through teller stations. Carolina National Bank also leases a parcel of land one block from its main office on which it operates a drive-up facility, and office space in the St. Andrews area of western Richland County and in Rock Hill, South Carolina from which it operates loan production offices. All of these properties have been leased under long term leases except the loan production offices which are leased on a month-to-month basis.

Legal Proceedings

        Carolina National Bank may from time to time be a party to various legal proceedings arising in the ordinary course of business, but management is not aware of any pending or threatened litigation or unasserted claims or assessments that are expected to result in losses, if any, that would be material to the Company's business and operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with Carolina National's Financial Statements and the Notes thereto and the other financial data included elsewhere in this joint proxy statement/prospectus. Some of the financial information provided below has been rounded in order to simplify its presentation. However, the ratios and percentages provided below are calculated using the detailed financial information contained in the Financial Statements, the Notes thereto and the other financial data included elsewhere in this proxy statement/prospectus.

YEAR ENDED DECEMBER 31, 2006, COMPARED WITH YEAR ENDED DECEMBER 31, 2005.

Results of Operations

        Net interest income increased $2,933,714 or 57.8% in 2006 from $5,071,942 in 2005. Earning assets increased by $43,720,935, or 27.2% in 2006 over 2005 and that increase was the primary factor for the increase in net interest income. Carolina National continued to experience strong loan growth in 2006 which was the main contributor to the increase in earning assets. The primary component of interest income was interest on loans, including fees, of $12,782,955, as compared to $7,654,084 in 2005.

        Carolina National's net interest spread and net interest margin were 3.47% and 3.97%, respectively, in 2006 compared to 3.57% and 4.02%, respectively, in 2005. The decrease in net interest spread was primarily due to the maturity in 2006 of long-term low rate certificates of deposits issued in prior years. These maturing certificates of deposits were renewed during 2006 at the then current market rate which was much higher. The decrease in the net interest margin during 2006 was also primarily due to the maturity of the certificates of deposits previously mentioned. Yields on earning assets increased from 6.36% in 2005 to 7.73% in 2006. Rates on interest-bearing liabilities were 4.01% and 2.79% for 2006 and 2005, respectively.

        The provision for loan losses was $603,355 in 2006, resulting in an allowance for losses of 1.25% of total loans, compared to $550,362 in 2005, or an allowance for losses of 1.35%. Carolina National continues to maintain the allowance for loan losses at a level management believes to be sufficient to cover known and inherent losses in the loan portfolio.

        Noninterest income increased $39,551, or 10.6%, to $413,232 in 2006 from $373,682 in 2005. The increase is primarily the result of an increase in service charges on deposit accounts of $17,490, or 9.1%, to $208,883 for the year ended December 31, 2006, and an increase in ATM network fees of $19,562 or 46.5% to $61,647 for 2006, when compared to 2005, as a result of increased usage. Income produced from mortgage loan sales was essentially the same for the years ended 2006 and 2005, as refinancing activity as well as home purchases declined during 2006 as a result of mortgage lending rate increases during the period.

        Noninterest expense increased $877,242, or 22.5%, to $4,778,994 in 2006 from $3,901,752 in 2005. Noninterest expenses increased in all categories as a result of Carolina National's continued growth. Salaries and employee benefits increased $97,658, or 4.2%, to $2,420,760 for the year ended December 31, 2006 as a result of normal merit salary increases during the year. Occupancy expense increased by $105,776, or 34.8%, due to the opening of Carolina National Bank's third full service branch location in November 2005 and a fourth branch location in August 2006. Furniture, fixtures and equipment expenses increased $68,358, or 40.0%, as purchases were required to support the opening of the two new branches previously mentioned. Other operating expenses increased by $605,450, or 54.9%, in 2006 over 2005. The major components of the increase in other operating expenses during 2006 over 2005 were; data processing expenses, advertising expenses, security expenses, loan fee expenses, and accounting and auditing. Data processing expenses increased by $74,063 as additional costs were required to support the two new branch locations as well as to support the increase in transaction volume to support the loan and deposit growth during 2006. Advertising expenses increased by $79,490 as several promotional campaigns as well as a grand opening ceremony were done to announce the opening of Carolina National Bank's new branch location in 2006. Security expenses increased by $31,962 over the prior year, which was almost entirely for support of Carolina National Bank's two new branch sites. Carolina National realized a 40.0% increase in loan growth during 2006, resulting in an increase of $73,045 in loan fee expenses and a $37,646 increase in accounting and audit expenses. Carolina National uses outside services to provide support to supplement its internal loan grading and review system. Other categories realizing expense increases during 2006 as a result of the opening of the two previously mentioned branches were: postage and courier, printing and supplies, telephone and insurance. Carolina National's efficiency ratio was 56.8% in 2006 compared to 71.6% in 2005. The efficiency ratio is defined as noninterest expense divided by the sum of net interest income and noninterest income, net of gains and losses on sales of assets.

        Net income was $1,929,182 in 2006 compared to net income of $647,233 in 2005, an increase of 198.1%. The net income for the year reflects Carolina National's continued growth, as average earning assets increased from $126,225 for the year ended December 31, 2005 to $181,086 for the year ended December 31, 2006. Return on average assets during 2006 was 1.04% compared to a return of 0.50% during 2005. Net income was after income tax expense of $1,107,357 for 2006 and income tax expense of $346,277 in 2005, respectively. The income tax expense was based on an effective tax rate of 34%.

Net Interest Income

        General.    The largest component of Carolina National's net income is its net interest income, which is the difference between the income earned on assets and interest paid on deposits and borrowings used to support such assets. Net interest income is determined by the yields earned on Carolina National's interest-earning assets and the rates paid on its interest-bearing liabilities, the relative amounts of interest-earning assets and interest-bearing liabilities, and the degree of mismatch and the maturity and repricing characteristics of its interest-earning assets and interest-bearing liabilities. Net interest income divided by average interest-earning assets represents Carolina National's net interest margin.

        Average Balances, Income and Expenses, and Rates and Yields.    The following tables set forth, for the period indicated, information related to Carolina National's average balance sheet and its income and yields on average earning assets and average costs and rates of liabilities. Such yields and rates are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from the daily balances throughout the periods indicated.

Average Balances, Income and Expenses, and Rates

	2006			2005			2004
Year ended December 31,	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollars in thousands)
Assets:
Earning Assets:
Loans(1)	$165,430	$12,783	7.71%	$114,183	$7,654	6.70%	$71,713	$3,765	5.25%
Securities, taxable	935	9	0.95	2,970	60	2.02	2,782	56	2.01
Federal funds sold and other	14,721	756	5.24	9,072	310	3.42	7,037	105	1.49

Total earning assets	181,086	13,548	7.48	126,225	8,024	6.36	81,532	3,926	4.82

Cash and due from banks	3,421			3,078			1,669
Premises and equipment	1,056			723			625
Other assets	2,266			2,099			1,746
Allowance for loan losses		(2,114)			(1,600)			(1,056)

Total assets	$185,715			$130,525			$84,516

Liabilities:
Interest-bearing liabilities:
Interest-bearing transaction accounts	$10,200	$10	0.10%	$9,437	$9	0.09%	$5,202	$203	0.17%
Savings deposits	29,326	1,007	3.43	25,817	581	2.25	22,906	196	1.66
Time deposits	97,728	4,481	4.61	68,569	2,232	3.25	34,512	1,799	2.37
Federal Funds purchased	—	—	—	—	7	—
Federal Home Loan Bank Advance	1,000	45	4.51	258	12	4.65	—	—
Other borrowings	1	—	5.84	1,633	118	7.23	—	—

Total interest-bearing liabilities	138,255	5,543	4.01	105,714	2,952	2.79	62,627	1,206	1.93

Demand deposits	16,427			13,054			10,551
Accrued interest and other liabilities	1,308			792			461
Shareholders' equity	29,725			10,965			10,877

Total liabilities and shareholders' equity	$185,715			$130,525			$84,516

Net interest spread			3.47%			3.57%			2.89%
Net interest income		$8,005			$5,072			$2,720

Net interest margin			3.97%			4.02%			3.34%

(1)
There were $653,000 in loans in nonaccrual status in 2006, $0 in 2005 and $0 in 2004. The effect of fees recognized on loans in 2006 totaling $411,287 increased the annualized yield on loans by .25% from 7.46%. The effect on the annualized yield on loans in 2005 was an increase of .28% from 6.42%, and the effect on the annualized yield on loans in 2004 was an increase of .19% from 5.06%. The effect on net interest spread in 2006 was a decrease of .10% from 2005, but an increase of .58% from 2004. The net interest margin declined by .05% in 2006 from 2005, but increased by ..63% from 2004.

        Analysis of Changes in Net Interest Income.    Net interest income can also be analyzed in terms of the impact of changing rates and changing volume. The following table reflects the extent to which changes in interest rates and changes in the volume of earning assets and interest-bearing liabilities have affected Carolina National's interest income and interest expense during the periods indicated. Information on changes in each category attributable to (i) changes due to volume (change in volume multiplied by prior period rate), (ii) changes due to rates (changes in rates multiplied by prior period volume) and (iii) changes in rate/volume (change in rate multiplied by the change in volume) is provided as follows:

	2006 compared to 2005
	Due to increase (decrease) in
	Rate(1)	Volume(1)	Total
	(Dollars in thousands)
Interest income:
Loans	$29	$5,100	$5,129
Securities, taxable	(14)	(37)	(51)
Federal funds sold and other	382	64	446

Total interest income	397	5,127	5,524

Interest expense:
Interest-bearing deposits	1,092	1,583	2,675
FHLB Advances	(3)	36	33
Other short-term borrowings	—	(118)	(118)

Total interest expense	1,089	1,501	2,590

Net interest income	$(692)	$3,626	$2,934

	2005 compared to 2004
	Due to increase (decrease) in
	Rate(1)	Volume(1)	Total
	(Dollars in thousands)
Interest income:
Loans	$1,238	$2,651	$3,889
Securities, taxable	—	4	4
Federal funds sold and other	168	37	205

Total interest income	1,406	2,692	4,098

Interest expense:
Interest-bearing deposits	532	1,084	1,616
FHLB Advances	—	12	12
Other short-term borrowings	118	—	118

Total interest expense	650	1,096	1,746

Net interest income	$756	$1,596	$2,352

(1)
The effect of changes in rate/volume has been determined by applying the amount of the change in average rates to the amount of the change in average volumes, and allocated to volume and rate based on their proportion to the absolute value of each.

        Interest Sensitivity.    Carolina National monitors and manages the pricing and maturity of its assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on its net interest income. The principal monitoring technique employed by Carolina National is the measurement of Carolina National's interest sensitivity "gap", which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available for sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in this same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates.

        The following table sets forth Carolina National's interest rate sensitivity at December 31, 2006.

Interest Sensitivity Analysis

	Within Three Months	After Three Through Twelve Months	One Through Five Years	Greater Than Five Years	Total
	(Dollars in thousands)
Assets
Earning Assets:
Federal funds sold	$8,803	$—	$—	$—	$8,803
Loans	88,077	6,338	97,992	2,378	194,785
Investment securities	—	—	—	644	644

Total earning assets	96,880	6,338	97,992	3,022	204,232

Liabilities
Interest-bearing liabilities:
Interest-bearing deposits:
Demand deposits	10,307	—	—	—	10,307
Savings deposits	34,972	—		—	34,972
Time deposits	29,902	65,060	17,674	—	112,636
FHLB Advance	—	1,000	—	—	1,000

Total interest-bearing liabilities	75,181	66,060	17,674	—	158,915

Period gap	$21,699	$(59,722)	$80,318	$3,022	$45,317

Cumulative gap	$21,699	$(38,023)	$42,295	$45,317

Ratio of cumulative gap to total earning assets	10.6%	(18.6)%	20.7%	22.2%

        The above table reflects the balances of interest-earning assets and interest-bearing liabilities at the earlier of their repricing or maturity dates. Overnight federal funds are reflected at the earliest pricing interval due to the immediately available nature of the instruments. Debt securities are reflected at each instrument's ultimate maturity date. Scheduled payment amounts of fixed rate amortizing loans are reflected at each scheduled payment date. Scheduled payment amounts of variable rate amortizing loans are reflected at each scheduled payment date until the loan may be repriced contractually; the unamortized balance is reflected at that point. Interest-bearing liabilities with no contractual maturity, such as savings deposits and interest-bearing transaction accounts, are reflected in the earliest repricing period due to contractual arrangements which give Carolina National the opportunity to vary the rates paid on those deposits within a thirty-day or shorter period. Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity date. The Federal Home Loan Bank advance is reflected at its contractual maturity date. Carolina National generally would benefit from increasing market rates of interest when it has an asset-sensitive gap position and generally would benefit from decreasing market rates of interest when it is liability-sensitive. Carolina National is cumulatively asset sensitive over all periods except three through twelve months. However, Carolina

National's gap analysis is not a precise indicator of its interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. Net interest income may be impacted by other significant factors in a given interest rate environment, including changes in the volume and mix of earning assets and interest-bearing liabilities.

Provision and Allowance for Loan Losses

        General.    The provision for loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate reserve (the allowance for loan losses) for the probable loan losses incurred in the current loan portfolio. Loans that are determined to be uncollectible are charged against the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance. There are risks inherent in making all loans, including risks with respect to the period of time over which loans may be repaid, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers, and, in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral. Management's judgment is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, and prevailing and anticipated economic conditions.

        Carolina National accounts for impaired loans in accordance with Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan". This statement requires that all lenders value a loan at the loan's fair value if it is probable that the lender will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate. SFAS No. 114 was amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures," to allow a lender to use existing methods for recognizing interest income on an impaired loan and by requiring additional disclosures about how a creditor recognizes interest income on an impaired loan.

        Under SFAS No. 114, as amended by SFAS No. 118, when the ultimate collection of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off. When this doubt does not exist, cash receipts are applied under the contractual terms of the loan agreement first to interest income then to principal. A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

        Criticized loans are loans that have potential weaknesses that deserve close attention and which could, if uncorrected, result in deterioration of the prospects for repayment or Carolina National's credit position at a future date. Classified loans are loans that are inadequately protected by the sound worth and paying capacity of the borrower or any collateral and as to which there is a distinct possibility or probability that Carolina National will sustain a loss if the deficiencies are not corrected. Based on its analysis of such factors, management assigns specific reserve amounts for any significant classified loans and uses various percentages of the aggregate amounts of groups of other classified loans, criticized loans and the different categories of non-classified loans. The percentages are set based on management's assessment of the degree of credit risk in each category after reviewing changes in lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices; changes in national and local economic and business conditions; changes in the nature and volume of the portfolio; changes in the experience and depth of lending management; changes in the volume and severity of problem loans; the effect of external factors such as competition, legal and regulatory requirements; and, peer comparison.

        Management's judgment about the adequacy of the allowance is based upon a number of estimates and assumptions about present conditions and future events, which management believes to be reasonable, but which may not prove to be accurate. Since Carolina National has a limited operating history, it relies heavily on the prior banking experience of its management and peer group data in formulating Carolina National's estimates and assumptions. Thus, there is a risk that charge-offs in future periods could exceed the allowance for loan losses or that substantial additional increases in the allowance for loan losses could be required. Additions to the allowance for loan losses would result in a decrease of Carolina National's net income and, possibly, its capital.

        The following table sets forth certain information with respect to Carolina National's allowance for loan losses and the composition of charge-offs and recoveries for the five years ended December 31, 2006.

Allowance for Loan Losses

	2006	2005	2004	2003	2002
	(Dollars in thousands)
Total loans outstanding at end of year	$194,785	$139,152	$90,304	$54,931	$10,145

Average loans outstanding	$165,430	$114,183	$71,713	$30,412	$4,653

Balance of allowance for loan losses at beginning of year	$1,882	$1,332	$827	$152	$—
Loans charged off:
Commercial and industrial	(50)	—	—	(1)	—
Provision for loan losses	603	550	505	676	152

Balance of allowance for loan losses at end of year	$2,435	$1,882	$1,332	$827	$152

Allowance for loan losses to period end loans	1.25%	1.35%	1.47%	1.50%	1.50%

Nonperforming Assets

        Nonperforming Assets.    At December 31, 2006, Carolina National Bank had eight loans in nonaccrual status totaling $653,313. Gross income that would have been recorded for 2006 would have been $55,699 if these loans had remained current. $18,403 of interest income on these loans was included in net income for the period. Five of these loans in nonaccrual status totaling $586,115 are secured by real estate and no loss is anticipated, the remaining three loans are secured by automobiles and minimal to no loss is anticipated on them. There were no loans in nonaccrual status as of December 31, 2005. Additionally, as of December 31, 2006, Carolina National Bank had one loan 90 days or more past due in the amount of $425,000 accruing interest. This loan is secured by real estate and in the process of being brought current with no loss anticipated. There were no loans 90 days or more past due at December 31, 2005; however, Carolina National did have one criticized loan in the amount of $1,214,446 that was secured by real estate as of that date. There were no loans in nonaccrual status, or 90 days or more past due for the years ended December 31, 2004, 2003 and 2002.

        Carolina National's policy with respect to nonperforming assets is as follows. Accrual of interest generally will be discontinued on a loan when management believes, after considering economic and business conditions and collection efforts that the borrower's financial condition is such that the collection of interest is doubtful. A delinquent loan will generally be placed in nonaccrual status when it becomes 90 days or more past due unless the estimated net realizable value of collateral exceeds the principal balance and accrued interest. When a loan is placed in nonaccrual status, all interest which has been accrued on the loan but remains unpaid will be reversed and deducted from current earnings as a reduction of reported interest income. No additional interest will be accrued on the loan balance until the collection of both principal and interest becomes reasonably certain. When a problem loan is finally resolved, there may ultimately be an actual writedown or charge-off of the principal balance of the loan which would necessitate additional charges to earnings.

        Potential Problem Loans.    Management has identified and maintains a list of potential problem loans. These are loans that are not included in nonaccrual status, or loans that are past due 90 days or more and still accruing. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes serious doubts as to the ability of such borrowers to comply with the current loan repayment terms. At December 31, 2006, loans in the amount of $1,592,879 were determined by management to be potential problem loans.

Noninterest Income and Expense

        Noninterest Income.    The largest component of noninterest income was service charges on deposit accounts, which totaled $208,883 for the year ended December 31, 2006 versus $191,393 for the same period in 2005. The increase in service charges on deposit accounts is primarily due to an increase in noninterest bearing deposit accounts during the reporting period. Residential mortgage origination fees, another major component of noninterest income, contributed $107,068 in income for 2006, which was essentially the same as the $107,580 realized for the year ended December 31, 2005. Mortgage loan activity in both new loans and refinancing slowed during 2006 as a result of increases in mortgage lending rates during the period.

        The following table sets forth the principal components of noninterest income for the year ended December 31, 2006, 2005 and 2004.

	2006	2005	2004
	(Dollars in thousands)
Residential mortgage origination fees	$107	$108	$100
Service charges on deposit accounts	209	191	133
Other income	97	75	40

Total noninterest income	$413	$374	$273

        Noninterest Expense.    Salaries and employee benefits comprised the largest component of noninterest expense which totaled $2,421,000, $2,323,000 and $2,323,000 for the years ended December 31, 2006, 2005 and 2004, respectively. This increase of $98,000 or 4.2% from 2005 to 2006 was primarily the result of merit increases to employees during the year. The increase of $570,000, or 32.5% in 2005 over 2004 was largely due to new employees hired to assist with the growth of Carolina National, including the opening of a new branch office during 2005 and incentive compensation for business development employees. Occupancy and furniture and equipment expenses increased by $174,000, or 36.7% in 2006 over 2005, largely as a result of the addition of a new branch in the fourth quarter of 2005 and an additional new branch location added in August 2006. The increase in occupancy expense of $48,000, or 18.8% in 2005 over 2004 was due to the overall growth of Carolina National during the period and the opening of the new branch in 2005. Other operating expenses totaled $1,709,000, $1,103,000, and $1,275,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Data processing and related fees comprise one of the largest components of other operating expenses. These fees increased from $313,000 for the year ended December 31, 2005 to $387,000 for the year ended December 31, 2006. This increase was mostly due to the addition of the two new branches previously mentioned and an increase in the volume of loan and deposit accounts over the period. Data processing fees increased by $87,000 in 2005 over the same period of 2004, mostly due to increased loan and deposit volume over the two periods, coupled with the opening of a new branch in late 2005.

        As can be seen in the table below Carolina National had sizable increases in such categories as advertising, professional fees, loan closing expenses and other expenses. The increases in advertising and other expenses were directly related to the addition of the two new branches mentioned above. Carolina National engaged security services for each new branch location during 2005 and 2006, which resulted in an increase in expenses in the other expense category. Additionally, Carolina National had multiple promotional activities as well as a grand opening ceremony in 2006 to announce the opening of Carolina National Bank's newest branch location in August 2006, resulting in additional expenses in the other expense category of advertising over 2005. Advertising expenses for 2005 increased by $110,000 over 2004 as several deposit acquisitions campaigns were made to attempt to attract local core deposit growth. Additionally, advertising to promote the opening of a new branch in 2005 contributed to this increase in expenses. The increase in the loan closing expense and professional fees categories was the result of a 40.0% increase in loans outstanding in 2006 over 2005 and a 54.1% increase in loans outstanding in 2005 over the same period of 2004. Carolina National engages outside resources to review its loans and supplement its loan grading and review system.

        The following table sets forth the primary components of noninterest expense for the years ended December 31, 2006 and 2005.

	2006	2005	2004
	(Dollars in thousands)
Salaries and employee benefits	$2,421	$2,323	$1,753
Net occupancy	408	304	256
Furniture and equipment	241	171	147
Advertising and marketing expense	153	73	70
Office supplies, stationery, and printing	109	83	34
Data processing	387	313	226
Professional fees and services	244	108	199
Telephone	51	39	34
Loan closing costs	110	44	55
Postage	45	33	13
Other	610	411	361

Total noninterest expense	$4,779	$3,902	$3,148

Earning Assets

        Loans.    Loans are the largest category of earning assets and typically provide higher yields than the other types of earning assets. Loans also entail greater credit and liquidity risks than most of Carolina National's investment securities and short-term investments, which management attempts to control and counterbalance. Loans averaged $165,430,854 in 2006 and $114,182,692 in 2005. At December 31, 2006 and 2005, total loans were $194,784,723 and $139,152,300, respectively.

        The following table sets forth the composition of the loan portfolio by category for the five years ended December 31, 2006 and highlights Carolina National's general emphasis on mortgage lending.

Composition of Loan Portfolio

	2006		2005		2004
December 31,	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)
Commercial and industrial	$20,363	10.44%	$17,810	$12.78%	$11,490	12.69%
Real estate
Mortgage-residential	54,438	27.90	44,066	31.61	32,241	35.60
Mortgage-nonresidential	73,320	37.58	50,632	36.32	43,862	31.84
Construction and land	44,709	22.92	24,559	17.62	—	16.64
Consumer	2,258	1.16	2,327	1.67	2,922	3.23

Total loans	195,088	100.00%	139,394	100.00%	90,515	100.00%

Allowance for loan losses	2,435		1,882		1,332
Deferred loan fees	303		242		211

Net loans	$192,350		$137,270		$88,972

	2003		2002
December 31,	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)
Commercial and industrial	$9,680	17.59%	$2,418	23.83%
Real estate
Mortgage-residential	28,368	51.55	4,792	47.24
Mortgage-nonresidential	15,252	27.72	2,734	26.95
Construction and land	—	—	—	—
Consumer	1,730	3.14	201	1.98

Total loans	55,030	100.00%	10,145	100.00%

Allowance for loan losses	827		152
Deferred loan fees	—		—

Net loans	$54,203		$9,993

        The largest component of loans in Carolina National's loan portfolio is real estate mortgage loans. At December 31, 2006, real estate mortgage loans totaled $172.4 million and represented 88.4% of the total loan portfolio. At December 31, 2005, 2004, 2003 and 2002, real estate mortgage loans totaled $119.0 million, $76.1 million, $43.6 million, and $7.5 million, respectively. Real estate mortgage loans represented 85.4%, 84.1%, 79.3% and 74.2% for the years ended December 31, 2005, 2004, 2003 and 2002, respectively. In the context of this discussion, a "real estate mortgage loan" is defined as any loan secured by real estate, regardless of the purpose of the loan. It is common practice for financial institutions in Carolina National's market area to obtain a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio.

        Residential mortgage loans totaled $54.4 million and $44.1 million at December 31, 2006 and 2005, respectively. Residential real estate loans consist of first and second mortgages on single or multi-family residential dwellings. Nonresidential mortgage loans, which include commercial loans and other loans secured by multi-family properties and farmland, totaled $73.3 million and $50.6 million at December 31, 2006 and 2005, respectively. Construction and land loans, which are secured by either commercial or residential real estate, totaled $44.7 million and $24.6 million at December 31, 2006 and 2005, respectively. The demand for residential and commercial real estate loans in the Columbia market continues to be strong due to the relatively low interest rate environment.

        Commercial and industrial loans totaled $20.4 million and $17.8 million at December 31, 2006 and 2005, respectively, and comprised 10.44% and 12.78%, respectively, of the total portfolio.

        At December 31, 2006, consumer loans totaled $2.3 million and represented 1.16% of the total loan portfolio. Consumer loans totaled $2.3 million at December 31, 2005 and represented 1.67% of the total loan portfolio.

        Carolina National's loan portfolio reflects the diversity of its market. Carolina National's offices are located in the Columbia, and Myrtle Beach, South Carolina areas. The economy of the Columbia metropolitan area is significantly influenced by offices of state and federal government, a major state university, and a United States Army base and training center as well as numerous small and mid-sized businesses; the Myrtle Beach market is mainly influenced by tourism. Management expects both areas to remain stable with continued growth in the near future. The diversity of the economy creates opportunities for all types of lending. Carolina National does not engage in foreign lending.

        The repayment of loans in the loan portfolio as they mature is also a source of liquidity for Carolina National. The following table sets forth Carolina National's loans maturing within specified intervals at December 31, 2006.

Loan Maturity Schedule and Sensitivity to Changes in Interest Rates

December 31, 2006	One Year or Less	Over One Year Through Five Years	Over Five Years	Total
Commercial and industrial	$13,402,482	$7,009,209	$—	$20,411,691
Real estate	56,609,843	68,420,090	2,377,361	127,407,694
Construction and land	22,641,564	22,067,099	—	44,708,663
Consumer and other	1,761,429	495,246	—	2,256,675

	$94,415,318	$97,991,644	$2,377,761	$194,784,723

Loans maturing after one year with:
Fixed interest rates				$100,147,525
Floating interest rates				222,000

				$100,369,405

        The information presented in the above table is based on the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval as well as modification of terms upon their maturity. Consequently, management believes this treatment presents fairly the maturity and repricing structure of the loan portfolio shown in the above table.

        Investment Securities.    The investment securities portfolio is also a component of Carolina National's total earning assets. Total securities averaged $935,000 in 2006 and $3,429,587 in 2005. At December 31, 2006 and 2005, the total securities portfolio was $644,400 and $3,500,888, respectively.

All were marketable, available-for-sale securities in 2006 and 2005 and were carried at their fair market value. Nonmarketable securities which totaled $644,400 and $511,200 at December 31, 2006 and 2005, respectively, were recorded at cost.

        The following table sets forth the fair value of the securities held by Carolina National at December 31, 2006, 2005, and 2004.

Fair Value of Securities Available-For-Sale

December 31,	2006	2005	2004
	(Dollars in thousands)
U.S. government agencies and government sponsored enterprises	$—	$2,990	$2,969
Nonmarketable equity securities	644	511	392

Total securities available-for-sale	$644	$3,501	$3,361

        Nonmarketable equity securities (stock in the Federal Reserve Bank of Richmond and the Federal Home Loan Bank of Atlanta) totaled $644,400, $511,200, and $392,400 and had yields of 11.5%, 6.76%, and 4.68% at December 31, 2006, 2005, and 2004, respectively.

        Other attributes of the securities portfolio, including yields and maturities, are discussed above in "Analysis of Changes in Net Interest Income" and "Interest Sensitivity."

        Short-Term Investments.    Short-term investments, which consist primarily of federal funds sold, averaged $9,072,000 in 2005 and $14,721,000 in 2006. At December 31, 2006, there was $8,803,000 in short-term investments. These funds are an important source of Carolina National's liquidity. Federal funds are generally invested in an earning capacity on an overnight basis.

Deposits and Other Interest-Bearing Liabilities

        Average interest-bearing liabilities totaled $138,255,000 in 2006 and $105,714,000 in 2005.

        Deposits.    Average total deposits totaled $137,254,000 during 2006 and $116,877,000 in 2005. At December 31, 2006 and 2005, total deposits were $175,582,000 and $135,746,000, respectively.

        The following table sets forth the deposits of Carolina National by category as of December 31, 2006, 2005, and 2004.

Deposits

	2006		2005		2004
December 31,	Amount	Percent of Deposits	Amount	Percent of Deposits	Amount	Percent of Deposits
	(Dollars in thousands)
Demand deposit accounts	$17,667	10%	$13,028	10%	$10,375	12%
NOW accounts	10,307	6	13,635	10	6,047	7
Savings and money market accounts	34,971	20	27,583	20	24,763	29
Time deposits $100,000 and over	65,234	37	43,705	32	26,901	31
Other time deposits	47,403	27	37,795	28	18,008	21

Total deposits	$175,582	100%	$135,746	100%	$86,094	100%

        At December 31, 2006, total deposits had increased by $39,836,000, or 29.3%, from December 31, 2005. Total deposits increased by $49,652,000, or 57.7% in 2005 over the same period in 2004. The largest increase for all years was in time deposits, which increased $31,136,000 or 38.2%, from

December 31, 2005 to December 31, 2006 and $36,591,000, or 81.5% from December 31, 2004 to December 31, 2005. This increase in 2006 over 2005 was attributable to the opening of new accounts during 2006 with the addition of two new branches which opened in November of 2005 and August of 2006, coupled with an expanded participation in the brokered certificate of deposit market to support the 40.0% growth in loans outstanding during 2006. The increase in 2005 over 2004 was the result of increased focus on the attraction of deposit accounts during the period, and expanded participation in the brokered certificate of deposit market to support the 54% loan growth realized by Carolina National during the period. Expressed in percentages, noninterest-bearing deposits increased 35.6% in 2006 over 2005 and 25.6% in 2005 over 2004; interest-bearing demand deposits decreased by 24.4% in 2006 from 2005, but increased 125.5% in 2005 over 2004. At December 31, 2006, brokered deposits totaled $45,446,000 which represents a 81.8% increase over the December 31, 2005. Brokered deposits totaled $24,999,000 at December 31, 2005, an increase of 29.3% from December 31, 2004.

        Core deposits, which exclude certificates of deposit of $100,000 or more, provide a relatively stable funding source for Carolina National's loan portfolio and other earning assets. Carolina National's core deposits were $110.3 million at December 31, 2006 and $92.0 million at December 31, 2005, and $68.1 million at December 31, 2004.

        Deposits, and particularly core deposits, have been a primary source of funding and have enabled Carolina National to meet successfully both its short-term and long-term liquidity needs. Carolina National anticipates that such deposits will continue to be its primary source of funding in the future. Carolina National's loan-to-deposit ratio was 102.5% at December 31, 2006, 98.9% at December 31, 2005 and 96.8% at December 31, 2004. The maturity distribution of time deposits over $100,000 at December 31, 2006, is set forth in the following table:

Maturities of Certificates of Deposit of $100,000 or More

	Within Three Months	After Three Through Six Months	After Six Through Twelve Months	After Twelve Months	Total
	(Dollars in thousands)
Certificates of deposit of $100 or more	$16,967	$6,737	$24,673	$16,857	$65,234

        Approximately 26% of time deposits over $100,000 had scheduled maturities within three months, and 74% had maturities within twelve months. Large certificate of deposit customers tend to be extremely sensitive to interest rate levels, making these deposits less reliable sources of funding for liquidity planning purposes than core deposits.

        Notes Payable and Advances from Federal Home Loan Bank.    Carolina National executed a line of credit agreement with Chase Bank in May 2006 that allows Carolina National to borrow up to $10 million if certain covenants are met, with a variable interest rate of 30 day LIBOR plus 150 basis points. This line of credit with Chase Bank matures in May 2008. At December 31, 2006, no funds had been drawn from this line of credit. Carolina National Bank also has credit available at the Federal Home Loan Bank of Atlanta up to 10% of Carolina National Bank's total assets reported at the end of each previous quarter. At December 31, 2006, Carolina National Bank had drawn $1,000,000 on this line at a fixed rate of 4.51% with a maturity date of March 27, 2007.

Capital

        In 2005, Carolina National completed a public offering of 1,000,000 shares of common stock at $16.00 per share. As part of the offering, Carolina National gave the underwriter an option to purchase an additional 150,000 shares at the offering price for a period of 45 days which was exercised in January, 2006. $11.2 million of the proceeds from the sale of the stock was invested in Carolina

National Bank and the remaining net proceeds were retained by Carolina National for general corporate purposes.

        Carolina National Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on Carolina National Bank's financial position. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Carolina National Bank must meet specific capital guidelines that involve quantitative measures of Carolina National Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Carolina National Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

        Quantitative measures established by regulation to ensure capital adequacy require Carolina National Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital of Carolina National Bank consists of common shareholders' equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets. Carolina National Bank's Tier 2 capital consists of the allowance for loan losses and subordinated debt subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 capital and 8% for total risk-based capital.

        Carolina National Bank is also required to maintain capital at a minimum level based on quarterly average assets, which is known as the leverage ratio. Only the strongest banks are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

        The Federal Deposit Insurance Corporation has established risk-based capital requirements for banks and the Federal Reserve has established similar requirements for bank holding companies. As of December 31, 2006, Carolina National exceeded the adequately capitalized requirement of the Federal Reserve, and the subsidiary bank exceeded the well capitalized and adequately capitalized requirement of the FDIC as shown in the following table.

	Capital Ratios
	Actual		Adequately Capitalized Requirement		Well Capitalized Requirement
	Amount	Ratio	Amount	Ratio	Amount		Ratio
	(Dollars in thousands)
Carolina National Bank
Total capital (to risk-weighted assets)	$23,537	11.57%	$16,280	8.00%		$20,350	10.00%
Tier 1 capital (to risk-weighted assets)	21,105	10.37%	7,273	4.00%		11,343	6.00%
Tier 1 capital (to average assets)	21,105	10.27%	7,357	4.00%		9,413	5.00%
Carolina National
Total capital (to risk-weighted assets)	$32,161	15.79%	$16,298	8.00%	$	N/A	N/A
Tier 1 capital (to risk-weighted assets)	29,726	14.59%	7,282	4.00%		N/A	N/A
Tier 1 capital (to average assets)	29,726	14.64%	7,295	4.00%		N/A	N/A

        Carolina National has a credit facility with Chase Bank which will allow it to borrow up to $10 million, subject to a number of conditions, which could be used to increase the total regulatory capital of Carolina National Bank up to 50% of Tier 1 capital. At December 31, 2006, Carolina National did not have any monies borrowed on this line of credit.

Off-Balance Sheet Risk

        Through its operations, Carolina National Bank has made contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to Carolina National Bank's customers at predetermined interest rates for a specified period of time. At December 31, 2006, Carolina National Bank had issued commitments to extend credit of $38,942,723 through various types of commercial lending arrangements. Approximately $36,469,434 of these commitments to extend credit had variable rates.

        The following table sets forth the length of time until maturity for unused commitments to extend credit at December 31, 2006.

	Within One Month	After One Through Three Months	After Three Through Twelve Months	Within One Year	Greater Than One Year	Total
Unused commitments to extend credit	$844,967	$1,948,946	$8,301,334	$11,095,247	$26,278,522	$37,373,769
Standby letters of credit	1,500,000	33,000	35,954	1,568,954	—	1,568,954

	$2,344,967	$1,981,946	$8,337,288	$12,664,201	$26,278,522	$38,942,723

        Carolina National Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Carolina National Bank upon extension of credit, is based on its credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

Return on Equity and Assets

        The following table shows the return on average assets (net income divided by average total assets), return on average equity (net income divided by average daily equity), and equity to assets ratio (average daily equity divided by average total assets) for the period indicated. Since its inception, Carolina National has not paid cash dividends.

	2006	2005	2004
Return on average assets	1.04%	0.50%	(0.51)%
Return on average equity	6.49%	5.90%	(3.98)%
Equity to assets ratio	12.87%	14.64%	8.40%

Critical Accounting Policies

        Carolina National has adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of its financial statements. Its significant accounting policies are described in the notes to the consolidated financial statements at December 31, 2006, included in its Annual Report to Shareholders, and filed with Carolina National's Annual Report on Form 10-KSB. Certain accounting policies involve significant judgments and assumptions which have a material impact on the carrying value of certain assets and liabilities. These accounting policies are considered to be critical accounting policies. The judgments and assumptions used are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions, actual results could differ from these judgments and estimates which could have a material impact on the carrying values of assets and liabilities and results of operations.

        Management believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of the consolidated financial statements. Refer to the portion of this discussion that addresses the allowance for loan losses for a description of the processes and methodology for determining Carolina National's allowance for loan losses.

Liquidity Management

        Liquidity management involves monitoring Carolina National's sources and uses of funds in order to meet its day-to-day cash flow requirements while maximizing profits. Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Without proper liquidity management, Carolina National would not be able to perform the primary function of a financial intermediary and would, therefore, not be able to meet the needs of the communities it serves.

        Liquidity management is made more complex because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of the investment portfolio is relatively predictable and subject to control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to nearly the same degree of control. Carolina National also has the ability to obtain funds from various financial institutions should the need arise.

Impact of Inflation

        Unlike most industrial companies, the assets and liabilities of financial institutions such as Carolina National Bank are primarily monetary in nature. Therefore, interest rates have a more significant effect on Carolina National Bank's performance than do the effects of changes in the general rate of inflation and changes in prices. In addition, interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. As discussed previously, management seeks to manage the relationships between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

SIX MONTHS AND THREE MONTHS ENDED JUNE 30, 2007 AND 2006.

Results of Operations

Net Interest Income

        For the six months ended June 30, 2007, net interest income, the major component of Carolina National's net income, was $4,291,927, as compared to $3,786,797 for the same period in 2006. For the three months ended June 30, 2007, net interest income was $2,143,434, compared to $1,992,993 for the same period in 2006. For the six months ended June 30, 2007, interest income from loans, including fees, was $7,711,423, compared to $5,744,161 for the same period in 2006. For the three months ended June 30, 2007, interest income from loans, including fees, was $3,920,125, compared to $3,060,092 for the same period in 2006. The improvement in the 2007 periods was primarily due to continued growth of Carolina National's loan portfolio during the second half of 2006 and the second quarter of 2007, as Carolina National realized a decline in its net interest margin during the periods due to higher funding costs.

        Interest expense for the six months ended June 30, 2007 was $3,788,857, compared to $2,324,871 for the same period in 2006. Interest expense for the three months ended June 30, 2007 was $1,979,133, compared to $1,258,948 for the same period in 2006. The increase in interest expense for the six month and three month periods in 2007 over the same periods in the prior year was primarily the result of increased competition in Carolina National Bank's local market for funds, as several new banking entities entered the market within the last year. These new entrants offered attractive rates on deposits as their strategy to gain market share, resulting in an overall increase in market rates paid by Carolina National on deposit products during the reporting period. In addition, Carolina National also increased its brokered deposit balances to support the asset growth.

        The average rate realized on interest-earning assets was 7.75% and 7.25%, respectively, for the six month periods ended June 30, 2007 and 2006. The average rate paid on interest-bearing liabilities was 4.65% and 3.57%, respectively, for the six month periods ended June 30, 2007 and 2006. The average rate realized on interest-earning assets was 7.92% and 7.73%, respectively, for the three month periods ended June 30, 2007 and 2006. The average rate paid on interest-bearing liabilities was 4.75% and 3.82%, respectively, for the three month periods ended June 30, 2007 and 2006. The increase in the average rate for earning assets was largely due to increases in the federal funds rate by the Federal Reserve Board during the first quarter of 2006. These rates are typically used as a guide to price new and renewed loan activity. The increase in the average rate paid on interest-bearing liabilities was primarily the result of increased competition in the market place, coupled with the maturity of lower rate certificates of deposit acquired during a lower rate environment. The maturing certificates were renewed or replaced at the current market rate on their renewal dates.

        The net interest spread and net interest margin were 3.10% and 4.12%, respectively, for the six month period ended June 30, 2007. The net interest spread and net interest margin were 3.68% and 4.30%, respectively, for the six month period ended June 30, 2006. For the three month periods ended June 30, 2007 and 2006, the net interest spread was 3.01% and 4.03%, respectively. For the three month period ended June 30, 2007 and 2006, the net interest margin was 4.03% and 4.69%, respectively. The reduction in the net interest spread and the net interest margin from the same periods last year was largely due to the increased competition for deposit products in Carolina National's market place and an increase in higher priced brokered deposits to support asset growth.

Provision and Allowance for Loan Losses

        The provision for loan losses is the charge to operating earnings that management believes is necessary to maintain the allowance for loan losses at an adequate level to reflect the losses inherent in the loan portfolio. For the six months ended June 30, 2007 and 2006, the provision charged to expense was $91,514 and $251,023, respectively. For the three months ended June 30, 2007 and 2006, the provision for loan losses was $91,514 and $100,323, respectively. The allowance for loan losses represents 1.22% and 1.29% of gross loans at June 30, 2007 and 2006, respectively.

        There are risks inherent in making all loans, including risks with respect to the period of time over which loans may be repaid, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers, and, in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral. Carolina National maintains an allowance for loan losses based on, among other things, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. Management of Carolina National's judgment about the adequacy of the allowance is based upon a number of estimates and assumptions about present conditions and future events, which management of Carolina National believes to be reasonable, but which may not prove to be accurate. Management of Carolina National continuously reviews the loan portfolio and grades the portfolio based on historical experience and underwriting standards. Management has changed its allocation process to provide for specifically identified loans, or homogeneous loan categories. As a result, the provision expense for the first six months of 2007 reflects this change. However, management is aware that there is a risk that chargeoffs in future periods could exceed the allowance for loan losses or that substantial additional increases in the allowance for loan losses could be required. Additions to the allowance for loan losses would result in a decrease of net income and, possibly, capital.

Noninterest Income

        Noninterest income during the six month periods ended June 30, 2007 and 2006 was $182,999 and $206,906, respectively. Of this total, $126,180 and $109,920, respectively, was generated from service charges on deposit accounts, which includes NSF fees and $10,814 and $54,124, respectively, was generated from residential mortgage loan origination fees. For the three month periods ending June 30, 2007 and 2006, noninterest income was $80,600 and $110,247, respectively. Of this total, $0 and $29,133, respectively, was generated from residential mortgage loan origination fees. Service charges on deposit accounts, which includes NSF fees, were $57,545 for the three months ended June 30, 2007 as compared to $58,561 for the same period in 2006. The decrease in service charges on deposit accounts for the periods reported was the result of a 10.4% decrease in transaction account deposits during the reporting period. Mortgage loan origination declined due to significantly less demand for mortgage products during the periods, coupled with a reduction in Carolina National's mortgage lending staff during the first quarter of 2007.

Noninterest Expense

        Total noninterest expense for the six months ended June 30, 2007 and 2006 was $2,834,924 and $2,249,304, respectively. This represents an increase of $585,619, or 26.0% over the comparable period of 2006. For the quarter ended June 30, 2007, noninterest expense was $1,446,302, as compared to $1,130,250 for the same period in 2006.

        Salaries and employee benefits increased from $1,159,374 for the six months ended June 30, 2006 to $1,384,280 for the six months ended June 30, 2007, while the same category increased from $522,561 for the three months ended June 30, 2006 to $659,678 for the same three month period of 2007. The increase for the first six month period is primarily attributable to the hiring of additional staff to meet the growing needs of Carolina National Bank as well as the addition of staff to support a new full service branch which opened in the third quarter of 2006. The increase in salaries and wages between the two quarters was primarily due to the additional staff required to operate the new branch location.

        Net occupancy expense for the six months ended June 30, 2007 was $328,242 as compared to $214,801 for the same period a year earlier, and $167,869 for the second quarter of 2006 versus $111,222 for the same quarter of 2006. The increase in net occupancy expense for both periods was largely due to the addition of a new branch location during the third quarter of 2006. Other operating expenses increased from $793,855 to $1,019,661 for the six month periods ending June 30, 2006 and 2007, respectively.

        Other operating expenses for the three month period ended June 30, 2007 increased to $564,515 from $455,579 reported for the same period last year. The major categories of expenses responsible for the increase in other operating expenses for both the six month period and the three month period ended June 30, 2007 were as follows. Loan expense increased by $29,351 for the six month period and $9,971 for the three month period due to increased loan production during the reporting periods. Advertising expense increased by $14,537 for the six month period, but decreased by $307 for the three month period. The increase for the six month period of 2007 was due to Carolina National's continuing focus on growth and recognition in its market area and advertising for the attraction of local market certificates of deposit. The minor decrease in the second quarter of 2007 from 2006 was the result of the timing of promotional events. In addition, data processing expenses increased by $24,989 for the 2007 six month period over the same period of 2006; and $10,937 for the 2007 three month period over the same period of 2006; consulting fees increased $99,588 for the first six months of 2007 over the same period of 2006 and $82,185 for the second quarter of 2007 versus the second quarter of 2006; legal expenses increased by $8,423 for the first six months of 2007 over the same six month period of 2006, and decreased $19,325 for the three month period ended June 30, 2007 versus the same period in 2006; and accounting and audit expenses increased by $18,688 during the first six months of 2007 over the first six months of 2006 and $4,194 for the second quarter of 2007 over the second quarter of 2006. The increase in data processing expenses for the first six months and the second quarter of 2007 were primarily due to additional support required for Carolina National Bank's new branch location which opened during the third quarter of 2006. The increase in consulting fees for the six month period ending June 30, 2007 over the same period last year was largely due to the engagement of several firms to assist Carolina National in its three year plan to develop a strategy for future growth. Additionally, Carolina National engaged search firms to assist in the hiring for certain key positions within the organization, which resulted in fees paid for this service. The increase in expenses for the second quarter of 2007 was almost entirely due to the engagement of the services of several firms to assist in the three year plan and future growth strategy as previously mentioned. Legal expenses increased during the first six months of 2007 over 2006 due to changes in proxy rules related to disclosures about executive compensation and the development of a new Long Term Incentive Plan for Carolina National which was approved by the shareholders at it annual meeting. The reduction in legal expenses during the second quarter 2007 versus 2006 was largely due to the turnover in the CFO position during the first quarter of 2006, creating a need for additional services to assist in the preparation of the annual report and proxy statement. Accounting and auditing expenses increased as a result of additional costs associated with being a public company and the engagement of outside loan review services and internal audit services as a result of continued growth.

Income Taxes

        Income tax expense of $561,467 and $246,429 was recorded for the six and three month periods ending June 30, 2007, respectively. This compares to income tax expenses of $504,225 and $294,950 for the six and three month periods in 2006, respectively. This represents an effective tax rate of 36% and 34% for the six month periods ending June 30, 2007 and 2006, respectively.

Financial Condition

Assets and Liabilities

        During the first six months of 2007, total assets increased $16,754,350, or 8.0%, when compared to December 31, 2006. Federal funds sold increased to $16,143,000 at June 30, 2007 from $8,803,000 as of December 31, 2006. Total loans increased $8,096,557, or 4.2% during the first six months of 2007, while total deposits increased by $16,879,695, or 9.6% from the December 31, 2006 amount of $175,582,183. Time deposits increased $23,315,322, or 20.7%, during the first six months of 2007, savings and money market deposits decreased $7,075,398, or 20.2%, while transaction accounts increased $639,771, or 2.3% during the first six months of 2007. Increased competition in the market, plus signs of a slowing economy resulted in the decrease in the growth rate of core deposits from prior periods during the first six months of the year. Management continues to emphasize a strong selling culture for both loans, with continued emphasis on credit quality, and local core deposits to help offset the impact of the increased competition and slowing economy. Additionally, management has implemented a new calling program for loans and deposits, and has developed new products to improve productivity.

Loans

        As previously mentioned, Carolina National experienced moderate loan growth during the first six months of 2007 as gross loans increased $8,096,557, or 4.2%, during the period. The following table summarizes the major loans receivable categories as of June 30, 2007 and December 31, 2006:

	June 30, 2007	December 31, 2006
Mortgage loans on real estate:
Residential 1-4 Family	$21,324,850	$24,574,431
Multifamily	568,434	937,203
Commercial	77,158,967	73,015,515
Construction	50,713,970	44,708,663
Second Mortgages	1,682,347	1,498,413
Equity Lines of Credit	26,807,293	27,429,465

	178,255,861	172,163,690
Commercial and industrial	22,320,682	20,363,359
Consumer	2,304,737	2,257,674

Total gross loans	$202,881,280	$194,784,723

Risk Elements in the Loan Portfolio

        Criticized loans are loans that have potential weaknesses that deserve close attention and which could, if uncorrected, result in deterioration of the prospects for repayment or Carolina National's credit position at a future date. Classified loans are loans that are inadequately protected by the sound worth and paying capacity of the borrower or any collateral and as to which there is a distinct possibility or probability that Carolina National will sustain a loss if the deficiencies are not corrected. At June 30, 2007, Carolina National Bank had seven criticized loans totaling $3,134,127 and twelve classified loans totaling $2,004,562. As of December 31, 2006 Carolina National Bank had three criticized loans totaling $1,592,879 and eight classified loans totaling $653,313. Of the classified loans for June 30, 2007, seven loans totaling $598,875 were on nonaccrual status and at December 31, 2006 all eight loans were on nonaccrual status. Had the seven loans in nonaccrual status as of June 30, 2007 remained on accrual status, Carolina National Bank would have recognized an additional $38,606 in interest income for the period. As of June 30, 2007 Carolina National Bank had no loans 90 days or more past due and accruing interest. At December 31, 2006 Carolina National Bank had one loan 90 days or more past due in the amount of $425,000 and accruing interest. This loan was brought current during the first quarter of 2007.

Allowance for Loan Losses

        Activity in the Allowance for Loan Losses is as follows:

	Six Months ended June 30,
	2007	2006
Balance, beginning of period	$2,434,900	$1,882,099
Provision for loan losses for the period	91,514	150,700
Net loans charged-off for the period	(51,214)	—

Balance, end of period	$2,475,200	$2,032,799

Gross loans outstanding, end of period	$202,881,280	$153,698,603
Allowance for loan losses to loans outstanding, end of period	1.22%	1.32%

Deposits

        At June 30, 2007, total deposits had increased by $16,879,695, or 9.6%, from December 31, 2006. The largest increase was in time deposits, which increased $23,315,322 or 20.7%, from December 31, 2006. This increase was attributable to the purchase of brokered deposits and the acquisition of retail certificates of deposit to fund loan growth, improve liquidity and replace a matured borrowing from the Federal Home Loan Bank for $1,000,000.

        Balances within the major deposit categories as of June 30, 2007 and December 31, 2006 were as follows:

	June 30, 2007	December 31, 2006
Noninterest-bearing transaction accounts	$17,007,180	$17,666,870
Interest-bearing transaction accounts	11,606,524	10,307,063
Savings and money market	27,896,436	34,971,834
Time deposits $100,000 and over	81,583,748	65,233,757
Other time deposits	54,367,990	47,402,659

	$192,461,878	$175,582,183

        Time deposits of $100,000 and over included brokered deposits of $57,590,000 as of June 30, 2007, and $45,446,000 as of December 31, 2006.

Off-Balance Sheet Risk

        Through its operations, Carolina National Bank has made contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to Carolina National Bank's customers at predetermined interest rates for a specified period of time. At June 30, 2007, Carolina National Bank had issued commitments to extend credit of $40,207,699 and standby letters of credit of $2,443,585 through various types of commercial lending arrangements. Approximately $38.6 million of these commitments to extend credit had variable rates.

        The following table sets forth the length of time until maturity for unused commitments to extend credit and standby letters of credit at June 30, 2007.

	Within One Month	After One Through Three Months	After Three Through Twelve Months	Within One Year	Greater Than One Year	Total
Unused commitments to extend credit	$1,544,638	$1,117,422	$12,072,557	$14,734,617	$25,473,082	$40,207,699
Standby letters of credit	15,000	18,454	2,379,131	2,412,585	31,000	2,443,585

Totals	$1,559,638	$1,135,876	$14,451,688	$17,147,202	$25,504,082	$42,651,284

        Based on historical experience in Carolina National Banking industry, many of the commitments and letters of credit will expire unfunded. Accordingly, the amounts in the table above do not necessarily reflect Carolina National's need for funds in the periods shown.

        Carolina National Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Carolina National Bank upon extension of credit, is based on its credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

Liquidity

        Carolina National's loan-to-total borrowed funds (which includes deposits) ratio was at 105.4% at June 30, 2007 and 110.3% at December 31, 2006.

        As a source of additional liquidity, Carolina National Bank has lines of credit available with correspondent banks to purchase federal funds for periods from one to fourteen days. At June 30, 2007, unused lines of credit totaled $6,200,000. Carolina National Bank also has a line of credit to borrow funds from the Federal Home Loan Bank up to 10% of Carolina National Bank's total assets reported at the end of each previous quarter, which gave Carolina National Bank the ability to borrow up to $21,860,800 as of June 30, 2007. Carolina National also has a line of credit to borrow funds from Chase Bank up to $10,000,000 as of June 30, 2007. As of June 30, 2007, there were no outstanding borrowings on the Federal Home Loan Bank line, or the Chase Bank line.

Capital Resources

        Total shareholders' equity increased from $30,592,975 at December 31, 2006 to $31,611,381 at June 30, 2007. The increase is due to stock-based compensation of $30,185, the exercise of stock options of $1,200 and net income for the period of $987,021.

        As of June 30, 2007, Carolina National exceeded the adequately capitalized requirement of the Federal Reserve, and Carolina National Bank exceeded the well capitalized and adequately capitalized requirement for FDIC as shown in the following table.

	Capital Ratios
	Actual		Adequately Capitalized Requirement		Well Capitalized Requirement
	Amount	Ratio	Amount	Ratio	Amount		Ratio
	(Dollars in thousands)
Carolina National Bank
Total capital (to risk-weighted assets)	$30,644	14.74%	$16,636	8.00%		$20,796	10.00%
Tier 1 capitale (to risk-weighted assets)	28,169	13.55%	7,948	4.00%		12,107	6.00%
Tier 1 capital (to average assets)	28,169	12.83%	8,090	4.00%		10,206	5.00%
Carolina National
Total capital (to risk-weighted assets)	$33,716	16.21%	$16,643	8.00%	$	N/A	N/A
Tier 1 capital (to risk-weighted assets)	31,241	15.02%	7,951	4.00%		N/A	N/A
Tier 1 capital (to average assets)	31,241	14.23%	8,408	4.00%		N/A	N/A

        Carolina National has a credit facility with Chase Bank which will allow it to borrow up to $10 million, subject to a number of conditions, which could be used to increase the total regulatory capital of Carolina National Bank up to 50% of Tier 1 capital. At June 30, 2007, Carolina National did not have any monies borrowed on this line of credit.

Quantitative and Qualitative Disclosures About Market Risk

        Market risk is the risk of loss from adverse changes in market prices and rates. Carolina National's market risk arises principally from interest rate risk inherent in Carolina National's lending, deposit, and borrowing activities. Management of Carolina National actively monitors and manages its interest rate risk exposure. In addition to other risks that Carolina National manages in the normal course of business, such as credit quality and liquidity, management of Carolina National considers interest rate risk to be a significant market risk that could potentially have a material effect on its financial condition and results of operations. Other types of market risks, such as foreign currency risk and commodity price risk, do not arise in the normal course of Carolina National's business activities.

        The primary objective of asset and liability management is to manage interest rate risk and achieve reasonable stability in net interest income throughout interest rate cycles. This is achieved by maintaining the proper balance of rate-sensitive earning assets and rate-sensitive interest-bearing liabilities. The relationship of rate-sensitive earning assets to rate-sensitive interest-bearing liabilities is the principal factor in projecting the effect that fluctuating interest rates will have on future net interest income. Rate-sensitive assets and liabilities are those that can be repriced to current market rates within a relatively short time period. Management of Carolina National monitors the rate sensitivity of earning assets and interest-bearing liabilities over the entire life of these instruments, but places particular emphasis on the next twelve months. At June 30, 2007, on a cumulative basis through 12 months, rate-sensitive liabilities exceeded rate-sensitive assets by approximately $28 million, or 12.3%. This liability-sensitive position is largely attributable to fixed rate loans being funded by short term liabilities. Management of Carolina National has implemented a new calling program to gather core deposits as a strategy to help lengthen the liability side of the balance sheet.

SECURITY OWNERSHIP OF CAROLINA NATIONAL MANAGEMENT

        The following table sets forth information about the beneficial ownership of our common stock as of August 29, 2007, by each current director, the Chief Executive Officer, Chief Financial Officer, Bank's Chief Operating Officer and all directors and executive officers as a group. Management knows of no person who beneficially owns more than 5% of our common stock.

Name	Number of Shares Beneficially Owned(1)		% of Common Stock Outstanding
Charlotte J. Berry	20,625	(2)	*
William P. Cate	28,125	(3)	1.09
Kirkman Finlay, III	83,858	(4)	3.25
I. S. Leevy Johnson	19,792	(5)	*
Angus B. Lafaye	19,667	(6)	*
R. C. McEntire, Jr.	63,000	(7)	2.44
C. Whitaker Moore	30,625	(8)	1.18
Leon Joseph Pinner, Jr.	6,667	(9)	*
Joel A. Smith, III	30,000	(10)	1.16
Robert E. Staton, Sr.	25,833	(11)	1.00
William H. Stern	119,033	(12)	4.61
Joe E. Taylor, Jr.	124,033	(13)	4.81
Roger B. Whaley	106,864	(14)	4.15
Harry R. Brown	—		*
W. Jack McElveen, Jr.	8,000		*
All directors and executive officers as a group (15 persons)	686,122	(15)	25.96

*
less than 1%

(1)
Includes for each director warrants to purchase two shares for every three shares purchased in our prior stock offerings, one third of which vested in each of July 2003, July 2004 and July 2005. See "—Management Compensation—Director Compensation."

(2)
Includes 500 shares held by Mrs. Berry as custodian for her grandchildren, and 7,000 vested warrants.

(3)
Includes 10,000 vested warrants.

(4)
Includes 33,333 vested warrants. Does not include 34,475 shares held in a trust of which Mr. Finlay is a contingent beneficiary but over which he does not have voting power or investment power. Mr. Finlay has pledged 50,525 shares to secure obligations.

(5)
Includes 2,000 shares owned by Mr. Johnson's wife, and 6,667 vested warrants.

(6)
Includes 6,667 vested warrants.

(7)
Includes 4,208 shares owned in an IRA for the benefit of Mr. McEntire's wife, 1,000 shares owned by each of Mr. McEntire's three children, and 18,000 vested warrants.

(8)
Includes 10,000 vested warrants.

(9)
Includes 1,000 shares owned jointly with Mr. Pinner's wife, and 1,667 vested warrants.

(10)
Includes 10,000 vested warrants.

(11)
Includes 2,500 shares owned jointly with Mr. Staton's wife, and 8,333 vested warrants.

(12)
Includes 7,500 shares held by Mr. Stern as custodian for his sons, and 33,333 vested warrants.

(13)
Includes 33,333 vested warrants and 5,000 shares held in a trust of which Mr. Taylor is a Co-Trustee.

(14)
Includes currently exercisable options to purchase 64,701 shares, 13,333 vested warrants, and 750 shares owned by a family member over which shares Mr. Whaley holds a power of attorney.

(15)
Includes 69,501 currently exercisable options and 191,666 vested warrants.

LEGAL MATTERS

        The validity of the shares of First National common stock to be issued in connection with the merger will be passed upon for First National by Nelson Mullins Riley & Scarborough LLP, Greenville, South Carolina. Haynsworth Sinkler Boyd, P.A. will deliver an opinion concerning federal income tax consequences of the merger.

EXPERTS

        The consolidated financial statements of First National and Carolina National as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, have been audited by Elliot Davis, LLC, independent registered public accounting firm, as set forth in its report appearing herein and included in this registration statement in reliance upon such report.

WHERE YOU CAN FIND MORE INFORMATION

        First National filed a registration statement on Form S-4 to register the issuance of First National common stock to Carolina National shareholders in the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of First National and a proxy statement of each of First National and Carolina National for their respective special meetings. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

        First National and Carolina National file reports, proxy statements, and other information with the SEC. You may inspect or copy these materials at the Public Reference Room at the SEC at Room 1580, 100 F. Street, N.E., Washington, D.C. 20549. For a fee, you may also obtain copies of these materials by writing to the Public Reference Section of the Commission at 100 F. Street, N.E. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC public reference room. First National's and Carolina National's public filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the SEC at "http://www.sec.gov."

        When deciding how to cast your vote, you should rely only on the information contained in this joint proxy statement/prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated            , 2007. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of the joint proxy statement/prospectus to shareholders nor the issuance of First National common stock shall create any implication to the contrary.

        This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this joint proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this joint proxy statement/prospectus nor any distribution of securities pursuant to this joint proxy statement/prospectus, under any circumstances, creates any implication that there has been no change in the information set forth or incorporated into this joint proxy statement/prospectus by reference or in our affairs since the date of this joint proxy statement/prospectus. The information contained in this joint proxy statement/prospectus with respect to First National was provided by First National and the information contained in this joint proxy statement/prospectus with respect to Carolina National was provided by Carolina National.

FUTURE SHAREHOLDER PROPOSALS

        If the merger is approved by the shareholders, Carolina National does not intend to hold an annual meeting of shareholders in 2008. However, if the merger is not approved by the shareholders or is not completed, Carolina National will hold an annual meeting as soon as it may conveniently do so. As soon as a date for such meeting is set, Carolina National will notify shareholders of the meeting date and the dates by which any shareholder proposals must be received for inclusion, if otherwise appropriate, in Carolina National's proxy statement and form of proxy relating to that meeting and determining whether proxies solicited by management of Carolina National may be voted on any shareholder proposal in the discretion of the designated proxy agents.

        If a First National shareholder wishes a to include a proposal in First National's proxy statement relating to the 2008 annual meeting, they must deliver a written copy of their proposal to our principal executive offices no later than November 18, 2007. To ensure we have prompt receipt, the proposal should be sent certified mail, return receipt requested. Proposals must comply with our bylaws relating to shareholder proposals in order to be included in our proxy materials.

        Any shareholder proposal to be made at our 2008 annual meeting, but which is not requested to be included in our proxy materials, must comply with our bylaws. Proposals must be delivered to our principal executive offices not less than 30 nor more than 60 days before the annual meeting provided, however, that if less than 31 days' notice of the meeting is given to shareholders, such written notice must be delivered no later than 10 days after notice of the annual meeting is mailed to shareholders.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
 First National Bancshares, Inc. and Subsidiary
Spartanburg, South Carolina

        We have audited the accompanying consolidated balance sheets of First National Bancshares, Inc. and Subsidiary (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First National Bancshares, Inc. and Subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Elliott Davis LLC

Greenville, South Carolina
March 16, 2007

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2006 AND 2005

(dollars in thousands)

	2006	2005
Assets
Cash and due from banks	$8,200	$2,691
Interest-bearing bank balances	5	1,937
Federal funds sold	—	16,678
Securities available for sale	63,374	45,151
Loans, net of allowance for loan losses of $3,795 and $2,719, respectively	375,695	248,686
Premises and equipment, net	6,906	4,977
Other	11,202	8,559
Total assets	$465,382	$328,679
Liabilities and Shareholders' Equity
Liabilities:
Deposits
Noninterest-bearing	$31,321	$18,379
Interest-bearing	345,380	253,316
Total deposits	376,701	271,695
FHLB advances	37,476	26,612
Junior subordinated debentures	13,403	6,186
Federal funds purchased	7,970	—
Accrued expenses and other liabilities	2,842	2,157
Total liabilities	438,392	306,650
Commitments and contingencies—Notes 16 and 17
Shareholders' equity:
Preferred stock, par value $.01 per share, 10,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, par value $.01 per share, 10,000,000 shares authorized; 3,700,439 and 3,130,767 shares issued and outstanding, respectively	37	31
Additional paid-in capital	26,906	18,189
Unearned ESOP shares	(558)	(599)
Retained earnings	1,071	5,080
Accumulated other comprehensive loss	(466)	(672)
Total shareholders' equity	26,990	22,029
Total liabilities and shareholders' equity	$465,382	$328,679

The accompanying notes are an integral part of these consolidated financial statements.
2006 shares outstanding, common stock, additional paid-in capital and retained earnings reflect the
7% stock dividend to be distributed on March 30, 2007.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(dollars in thousands, except share data)

	2006	2005	2004
Interest income:
Loans	$26,237	$15,461	$8,926
Taxable securities	1,977	1,319	1,190
Nontaxable securities	352	262	230
Federal funds sold and other	320	299	78
Total interest income	28,886	17,341	10,424
Interest expense:
Deposits	12,134	6,484	3,397
FHLB advances	1,570	925	269
Junior subordinated debentures	877	380	236
Federal funds purchased	144	41	10
Total interest expense	14,725	7,830	3,912
Net interest income	14,161	9,511	6,512
Provision for loan losses	1,192	594	679
Net interest income after provision for loan losses	12,969	8,917	5,833
Noninterest income:
Service charges and fees on deposit accounts	1,080	961	866
Gain on sale of guaranteed portion of SBA loans	322	441	348
Loan service charges and fees	220	163	127
Mortgage loan fees from correspondent bank	179	135	103
Gain on sale of securities available for sale	33	—	160
Other	245	155	167
Total noninterest income	2,079	1,855	1,771
Noninterest expense:
Salaries and employee benefits	5,128	3,744	2,783
Occupancy and equipment expense	1,046	660	562
Public relations	609	378	308
Data processing and ATM expense	587	487	378
Telephone and supplies	295	211	137
Professional fees	284	251	231
Other	952	745	567
Total noninterest expense	8,901	6,476	4,966
Net income before income taxes	6,147	4,296	2,638
Provision for income taxes	2,095	1,461	823
Net income	$4,052	$2,835	$1,815
Net income per share
Basic	$1.12	$0.90	$0.59
Diluted	$0.94	$0.73	$0.49
Weighted average shares outstanding
Basic	3,615,022	3,142,035	3,067,182
Diluted	4,324,561	3,933,760	3,728,736

All share and per share amounts reflect the 3 for 2 stock split distributed on January 18, 2006, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend to be distributed on March 30, 2007.

See Note 1 to the Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND
COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(dollars in thousands)

	Common Stock					Accumulated Other Comprehensive Income/(Loss)
			Additional Paid-In Capital	Unearned ESOP Shares	Retained Earnings		Total Shareholders' Equity
	Shares	Amount
Balance, December 31, 2003	2,704,275	$27	$11,801	$—	$430	$(29)	$12,229
Cash in lieu of fractional shares	(6)	—	—	—	—	—	—
Grant of employee stock options	—	—	9	—	—	—	9
Comprehensive income:
Net income	—	—	—	—	1,815	—	1,815
Change in net unrealized loss on securities available for sale, net of income tax of $127	—	—	—	—	—	(247)	(247)
Reclassification adjustment for gains included in net income, net of income tax of $54	—	—	—	—	—	106	106
Total comprehensive income	—	—	—	—	—	—	1,674
Balance, December 31, 2004	2,704,269	$27	$11,810	$—	$2,245	$(170)	$13,912
Grant of employee stock options	—	—	32	—	—	—	32
Proceeds from exercise of employee stock options	1,575	—	12	—	—	—	12
Proceeds from sale of stock, net of offering costs of $460	424,923	4	6,335	—	—	—	6,339
Shares issued to leveraged ESOP	—	—	—	(600)	—	—	(600)
Allocation of ESOP shares	—	—	—	1	—	—	1
Comprehensive income:
Net income	—	—	—	—	2,835	—	2,835
Change in net unrealized loss on securities available for sale, net of income tax of $259	—	—	—	—	—	(502)	(502)
Total comprehensive income	—	—	—	—	—	—	2,333
Balance, December 31, 2005	3,130,767	$31	$18,189	$(599)	$5,080	$(672)	$22,029
Grant of employee stock options	—	—	73	—	—	—	73
Proceeds from exercise of employee stock options/director stock warrants	139,999	1	590	—	—	—	591
Shares issued from the 6% stock dividend	187,588	2	3,784	—	(3,786)	—	—
Shares to be distributed with the 7% stock dividend	242,085	3	4,272	—	(4,275)	—	—
Cash paid in lieu of fractional shares	—	—	(4)	—	—	—	(4)
Allocation of ESOP shares	—	—	2	41	—	—	43
Comprehensive income:
Net income	—	—	—	—	4,052	—	4,052
Change in net unrealized loss on securities available for sale, net of income tax of $117	—	—	—	—	—	228	228
Reclassification adjustment for gains included in net income, net of income tax of $11	—	—	—	—	—	(22)	(22)
Total comprehensive income	—	—	—	—	—	—	4,258
Balance, December 31, 2006	3,700,439	$37	$26,906	$(558)	$1,071	$(466)	$26,990

All share and per share amounts reflect the 3 for 2 stock split distributed on January 18, 2006, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend to be distributed on March 30, 2007.

See Note 1 to the Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(dollars in thousands)

	2006	2005	2004
Cash flows from operating activities:
Net income	$4,052	$2,835	$1,815
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,192	594	679
Provision for deferred income tax benefit	(384)	(66)	(95)
Depreciation	409	269	245
Premium amortization, net	33	86	103
Gain on sale of securities available for sale	(33)	—	(160)
Gain on sale of guaranteed portion of SBA loans	(322)	(441)	(348)
Origination of residential mortgage loans held for sale	(18,215)	(12,196)	(91)
Proceeds from sale of residential mortgage loans held for sale	18,849	11,653	—
Employee stock options granted	73	32	9
Allocation of ESOP shares	43	1	—
Changes in deferred and accrued amounts:
Prepaid expenses and other assets	(1,120)	(1,321)	(323)
Accrued expenses and other liabilities	486	548	71

Net cash provided by operating activities	5,063	1,994	1,905

Cash flows from investing activities:
Proceeds from maturities/prepayment of securities available for sale	6,543	6,514	8,671
Proceeds from sale of securities available for sale	5,601	—	14,375
Proceeds from sale of guaranteed portion of SBA loans	5,650	6,188	3,354
Purchases of securities available for sale	(30,055)	(16,347)	(23,193)
Loan originations, net of principal collections	(134,039)	(68,137)	(61,109)
Investment in common securities of Trusts	(217)	—	(93)
Net purchases of premises and equipment	(2,338)	(972)	(139)
Redemption of FHLB and other stock	—	357	305
Purchase of FHLB and other stock	(953)	(744)	(1,236)

Net cash used by investing activities	(149,808)	(73,141)	(59,065)

Cash flows from financing activities:
Proceeds from issuance of junior subordinated debentures	7,217	—	3,093
Proceeds from secondary stock offering, net of offering expenses	—	6,339	—
Shares issued to leveraged ESOP	—	(600)	—
Increase in federal funds purchased	7,970	—	—
Increase in FHLB advances	28,400	14,100	36,730
Repayment of FHLB advances	(17,536)	(10,566)	(23,151)
Proceeds from exercise of employee stock options/director stock warrants	591	12	—
Cash paid in lieu of fractional shares	(4)	—	—
Net increase in deposits	105,006	79,884	37,078

Net cash provided by financing activities	131,644	89,169	53,750

Net increase (decrease) in cash and cash equivalents	(13,101)	18,022	(3,410)
Cash and cash equivalents, beginning of year	21,306	3,284	6,694

Cash and cash equivalents, end of year	$8,205	$21,306	$3,284

All share and per share amounts reflect the 3 for 2 stock split distributed on January 18, 2006, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend to be distributed on March 30, 2007.

See Note 1 to the Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

Note 1—Summary of Significant Accounting Policies and Activities

        Business Activity and Organization—First National Bancshares, Inc. (the "Company") was incorporated on July 14, 1999, under the laws of the state of South Carolina for the purpose of operating as a bank holding company pursuant to the federal Bank Holding Company Act of 1956, as amended, and to purchase 100% of the capital stock of First National Bank of Spartanburg (the "Bank"). The Bank was organized as a national bank under the laws of the United States of America with the purpose of becoming a new bank to be located in Spartanburg County, South Carolina. The bank began transacting business on March 27, 2000, and provides full personal and commercial banking services to customers and is subject to regulation by the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency. During 2002, the Company adopted a resolution changing the legal name of the Bank to First National Bank of the South. The Bank continues to do business in Spartanburg County as First National Bank of Spartanburg.

        The Bank opened two additional full service branches in Spartanburg in 2000 and 2001. In August 2002, the Bank began offering trust and investment management services through Colonial Trust Company, the oldest private trust company in South Carolina. In March 2004, the Bank established a loan production office in Greenville County which includes the operations of its small business lending division, First National Business Capital. This division originates small business loans under the U. S. Small Business Administration's ("SBA's") various loan programs. In October 2005, the Bank successfully converted its loan production office that opened in October 2004 in Mount Pleasant, South Carolina to its fourth full-service branch, its first in the Charleston market.

        In January 2006, the Bank opened a loan production office in Columbia, South Carolina and in February 2006, the Bank added the Daniel Island loan production office to its Charleston market operations. In September 2006, the Bank opened its fifth full-service branch, its first in the Greenville market. This branch is currently housed in a temporary location until the construction of the permanent branch and market headquarters on Pelham Road in Greenville is completed in early 2007. Upon completion, First National Business Capital will relocate to this facility.

        The Company opened its sixth full-service branch in a leased facility located at 140 East Bay Street in downtown Charleston, South Carolina in April 2007. Renovations are currently under way at this location, with the opening of this branch anticipated in the spring of 2007.

        Additionally, the Bank has announced plans to expand its banking operations into York and Lancaster Counties of South Carolina beginning with a loan production office in Rock Hill, which opened in February 2007. Finally, construction of a new 14,500 square foot Operations Center located adjacent to the existing corporate headquarters in Spartanburg is scheduled for completion in spring 2007.

        The Company offered its common stock for sale to the public under an initial public offering which began on November 10, 1999, in which 3.1 million shares of common stock were sold, including 1,235,400 shares sold to the Company's directors and executive officers at $3.92 per share. The offering raised approximately $11,800,000, net of underwriting discounts and commissions and offering expenses, and was completed on February 10, 2000. These per share and share amounts reflect each of the 3 for 2 stock splits distributed on January 18, 2006, and March 1, 2004, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend to be distributed on March 30, 2007. The Company used $11 million of the proceeds to capitalize the bank.

        The Company offered its common stock for sale to the public under a best efforts offering which began on October 14, 2005, in which 628,529 shares of common stock were sold, including 32,804 shares sold to meet oversubscriptions. The shares were sold by the Company's officers and directors at a price of $14.10 per share. Total net proceeds to the Company from the offering were approximately $6.3 million after deducting expenses and the net proceeds paid to the selling shareholder from the sale of its 146,312 shares included in the offering which was completed in December 2005. These per share and share amounts reflect the 3 for 2 stock split distributed on January 18, 2006, the 6% stock dividend distributed on May 16, 2006 and the 7% stock dividend to be distributed on March 30, 2007. The Company used the net proceeds from the offering for general corporate purposes and to enhance the Bank's capital and liquidity.

        Principles of Consolidation—The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany balances and transactions have been eliminated in consolidation. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America "GAAP") and to general practices in the banking industry.

        Use of Estimates—The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements. In addition, they affect the reported amounts of income and expense during the reporting period. Actual results could differ from these estimates.

        Concentration of Credit Risk—The Company, through the Bank, makes loans to individuals and small- to mid-sized businesses for various personal and commercial purposes primarily in Spartanburg, Greenville, Richland and Charleston Counties in South Carolina through its recent expansion. The Company has a diversified loan portfolio and the Company's loan portfolio is not dependent on any specific economic segment. The Company regularly monitors its credit concentrations based on loan purpose, industry and customer base. As of December 31, 2006, there were no material concentrations of credit risk within the Company's loan portfolio.

        In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk that could arise from potential concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc), and loans with high loan-to-value ratios. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Management has determined that the Company has a concentration of non-1-to-4-family residential loans that exceed supervisory limits for loan to value ratios. This segment of loans is generally described as the "commercial basket" and may not exceed thirty percent of total regulatory capital. The commercial basket totals $12.4 million at December 31, 2006, representing 45.8% of total equity and 3.26% of loans, net of unearned income. At December 31, 2005, this concentration totaled $13.6 million representing 61.9% of total equity and 5.4% of loans, net of allowance for loan losses. The Company experienced no loan losses related to this identified risk during the years ended December 31, 2006, 2005, and 2004.

        The Company's investment portfolio consists principally of obligations of the United States, its agencies or its corporations and general obligation municipal securities. In the opinion of management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

        Cash and Cash Equivalents—In accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 95, "Statement of Cash Flows", the Company considers cash and cash equivalents to be those amounts included in the balance sheet captions "Cash and due from banks", "Interest-bearing bank balances" and "Federal funds sold".

        Investment Securities—Investment securities are accounted for in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Management classifies securities at the time of purchase into one of three categories as follows: (1) Securities Held to Maturity—securities which the Company has the positive intent and ability to hold to maturity, which are reported at amortized cost; (2) Trading Securities—securities that are bought and held principally for the purpose of selling them in the near future, which are reported at fair value with unrealized gains and losses included in earnings; and (3) Securities Available for Sale—securities that may be sold under certain conditions, which are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity as accumulated other comprehensive income. The amortization of premiums and accretion of discounts on investment securities are recorded as adjustments to interest income. Gains or losses on sales of investment securities are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method. Unrealized losses on securities, reflecting a decline in value or impairment judged by the Company to be other than temporary, are charged to earnings in the consolidated statements of income.

        Loans and Interest Income—Loans of the Bank are carried at principal amounts, reduced by an allowance for loan losses. The Bank recognizes interest income daily based on the principal amount outstanding using the simple interest method. The accrual of interest is generally discontinued on loans of the Bank which become 90 days past due as to principal or interest or when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Management may elect to continue accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal balances and accrued interest and the loan is in the process of collection. Amounts received on nonaccrual loans generally are applied against principal prior to the recognition of any interest income. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

        The Bank also originates loans to small businesses under the United States Small Business Administration ("SBA") loan programs. These loans are solicited from the Company's market areas and are generally underwritten in the same manner as conventional loans generated for the Bank's portfolio. The portion of loans that are secured by the guaranty of the SBA is usually sold in the secondary market to provide additional liquidity and to provide a source of noninterest income. Deferred gains on the sale of the guaranteed portion of SBA loans are amortized over the lives of the underlying loans using the interest method. Excess servicing is recognized as an asset and is amortized in proportion to and over the period of the estimated net servicing income and is subject to periodic assessment. Excess servicing at December 31, 2006 and 2005 of $320,000 and $299,000, respectively is included in the balance sheet caption "other assets." The guaranteed amount of loans sold to the SBA serviced by the Company was approximately $14.7 million and $8.7 million at December 31, 2006 and 2005, respectively.

        Residential Mortgage Loans Held for Sale—Mortgage loans originated for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are provided for in a valuation allowance by charges to operations. The Company obtains commitments from the secondary market investors prior to closing of the loans; therefore, no gains or losses are recognized when the loans are sold. The Company receives origination fees received from the secondary market investors. At December 31, 2006, there were no residential mortgage loans held for sale compared to approximately $634,000 at December 31, 2005, which is included in loans, net of allowance for loan losses on the Consolidated Balance Sheets.

        Impairment of Loans—Loans are considered to be impaired when, in management's judgment, the collection of all amounts of principal and interest is not probable in accordance with the terms of the loan agreement. The Company accounts for impaired loans in accordance with the terms of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118 in the areas of disclosure requirements and methods of recognizing income. SFAS No. 114 requires that impaired loans be recorded at fair value, which is determined based upon the present value of expected cash flows discounted at the loan's effective interest rate, the market price of the loan, if available, or the value of the underlying collateral. All cash receipts on impaired loans are applied to principal until such time as the principal is brought current. After principal has been satisfied, future cash receipts are applied to interest income, to the extent that any interest has been foregone. The Bank determines which loans are impaired through a loan review process.

        Allowance for Loan Losses—The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to operations. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

        The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

        The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan, or the fair value of the collateral securing the loan, is lower then the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimated of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. In particular, the unallocated component also reflects environmental issues unique to our institution and the markets we serve.

        A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent.

        Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

        Loan Fees—Loan origination fees and direct costs of loan originations are deferred and recognized as an adjustment of yield by the interest method based on the contractual terms of the loan. Loan commitment fees are deferred and recognized as an adjustment of yield over the related loan's life, or if the commitment expires unexercised, recognized in income upon expiration.

        Off-Balance Sheet Commitments—In the ordinary course of business, the Bank enters into off-balance sheet financial instruments consisting of legally binding commitments to extend credit and letters of credit. Such financial instruments are recorded in the financial statements when they are funded.

        Premises and Equipment—Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization, computed principally by the straight line method over the estimated useful lives of the assets as follows: building, 40 years; furniture and fixtures, 7 to 10 years; and computer hardware and software, 3 to 5 years. Amortization of leasehold improvements is recorded using the straight-line method over the lesser of the estimated useful life of the asset or the term of the operating lease. Additions to premises and equipment and major replacements and betterments are added at cost. Maintenance, repairs and minor replacements are included in operating expense. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

        Income Taxes—Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets if it is determined to be "more likely than not" that all or some portion of the potential deferred tax asset will not be realized.

        Reclassifications—Certain prior year amounts have been reclassified to conform with the current year presentation. These reclassifications have no effect on previously reported shareholders' equity or net income. Share and per share data reflect the 3 for 2 stock split distributed on January 18, 2006, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend to be distributed on March 30, 2007, discussed below under "Net Income Per Share".

        Stock Compensation Plans—At December 31, 2006, the Company has several stock-based employee compensation plans, which are more fully described in Notes 14 and 15. On January 1, 2006, we adopted the fair value recognition provisions of Financial Accounting Standards Board ("FASB") SFAS No. 123(R), Accounting for Stock-Based Compensation, to account for compensation costs under our stock compensation plans. We previously accounted for our stock compensation plans under the provisions of SFAS No. 148, Accounting for Stock-Based Compensation, which are consistent with the provisions of SFAS No. 123(R) but allowed us to use the prospective method of adoption since we did so by December 31, 2003. Prior to our adoption of SFAS No. 148, we utilized the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issues to Employees (as amended) ("APB 25"). Under the intrinsic value method prescribed by APB 25, no compensation costs were recognized for our stock options granted in years prior to 2003 because the option exercise price in our plans equals the market price on the date of grant. Prior to January 1, 2006, we only disclosed the pro forma effects on net income and earnings per share as if the fair value recognition provisions of SFAS 123(R) had been utilized for all options granted prior to January 1, 2003. Since January 1, 2003, we have used the fair value method to record the compensation expense for stock options granted after January 1, 2003, over the vesting period of these grants under the prospective method.

        In adopting SFAS No. 123(R), we elected to use the modified prospective method to account for the transition. Under the modified prospective method, compensation cost is recognized from the adoption date forward for all stock options granted after the date of adoption and for any outstanding unvested awards as if the fair value method had been applied to those awards as of the date of grant. The following table illustrates the effect on net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested awards for the periods prior to adopting SFAS No. 123(R) on January 1, 2006 (in thousands, except per share amounts):

Pro Forma Disclosure for Net Income and Net Income per Share

	2005	2004
Net income—as reported	$2,835	$1,815
Net income—pro forma	2,773	1,565
Net income per share—basic
As reported	$0.90	$0.59
Pro forma	0.88	0.51
Net income per share—diluted
As reported	$0.73	$0.49
Pro forma	0.70	0.41

        These amounts have been adjusted for the 3 for 2 stock split distributed on January 18, 2006, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend to be distributed on March 30, 2007.

        The weighted average fair value per share of options granted in 2006, 2005 and 2004 amounted to $6.71, $6.99, and $1.90, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants: expected volatility of 24.16%, 39.46% and 6.0%, for 2006, 2005 and 2004, respectively; risk-free interest rate of 5.25%, 4.25% and 2.25% for 2006, 2005 and 2004, respectively, and expected lives of the options of seven years in all years presented. There were no cash dividends in any years presented. A 6% stock dividend was distributed on May 16, 2006. The weighted average fair value amounts reflect this dividend, as well as the 3 for 2 stock splits distributed on January 18, 2006, and March 1, 2004.

        Net Income Per Share—Basic income per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted income per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.

        The following is a reconciliation of the numerators and denominators of the basic and diluted per share computations for net income for the years ended December 31, 2006, 2005 and 2004:

	2006		2005		2004
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income	$4,052	$4,052	$2,835	$2,835	$1,815	$1,815
Grant of employee stock options	—	—	32	32	9	9
Adjusted net income	$4,052	$4,052	$2,867	$2,867	1,824	1,824
Weighted average shares outstanding	3,615,022	3,615,022	3,142,035	3,142,035	3,067,182	3,067,182
Effect of Dilutive Securities:
Stock options & warrants	—	663,121	—	739,930	—	618,275
	3,615,022	4,278,143	3,142,035	3,881,965	3,067,182	3,685,457
Per share amount	$1.12	$0.94	$0.90	$0.73	$0.59	$0.49

        Antidilutive instruments were excluded from the calculation of diluted earnings per share above.

        On March 2, 2007, the Company's board of directors declared a 7% stock dividend to shareholders of record on March 16, 2007. The 7% stock dividend will be paid on March 30, 2007. The 2006 shareholders' equity, share and per share data reflect the 7% dividend. The number of outstanding shares will increase from 3,458,354 to 3,700,439.

        On April 18, 2006, the Company's board of directors approved a 6% stock dividend on the Company's outstanding stock. The dividend was distributed on May 16, 2006. The number of outstanding shares increased from 3,130,767 to 3,318,355. All share amounts for periods prior to the dividend have been restated to reflect this dividend, as well as the two 3 for 2 splits.

        On December 30, 2005, the Company's board of directors approved a 3 for 2 split of the Company's outstanding stock. The split was distributed on January 18, 2006. The number of outstanding shares increased from 2,087,178 to 3,130,767.

        On January 20, 2004, the Company's board of directors approved a 3 for 2 split of the Company's outstanding stock. The split was distributed on March 1, 2004. The number of outstanding shares increased from 1,802,846 to 2,704,269.

        Comprehensive Income—Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

        Recently Adopted Accounting Standards—In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140." This Statement amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company does not believe that the adoption of SFAS No. 155 will have any impact on its financial position, results of operations and cash flows.

        In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140." This Statement amends FASB No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract; requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; permits an entity to choose its subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities; at its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. An entity should adopt SFAS No. 156 as of the beginning of its first fiscal year that begins after September 15, 2006. The Company is currently evaluating the impact that the adoption of SFAS No. 156 will have on its financial position, results of operations and cash flows but does not anticipate that adoption of this standard will have a material impact.

        In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently analyzing the effects of FIN 48 but does not anticipate that adoption of this standard will have a material impact.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for the Company on January 1, 2008, and is not expected to have a significant impact on the Company's financial statements.

        In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS No. 158"), which amends SFAS No. 87 and SFAS No. 106 to require recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS No. 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS No. 87 and SFAS No. 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. The measurement date—the date at which the benefit obligation and plan assets are measured—is required to be the company's fiscal year end. SFAS No. 158 is effective for publicly-held companies for fiscal years ending after December 15, 2006, except for the measurement date provisions, which area effective for fiscal years ending after December 15, 2008. The Company is currently analyzing the effects of SFAS No. 158 but does not expect its implementation will have a significant impact on the Company's financial conditions or results of operations.

        In September 2006, the FASB ratified the consensuses reached by the FASB's Emerging Issues Task Force (EITF) relating to EITF 06-4 "Accounting for the Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements". EITF 06-4 addresses employer accounting for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods should recognize a liability for future benefits in accordance with FASB Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", or Accounting Principles Board (APB) Opinion No. 12, Omnibus Opinion—1967". EITF 06-4 is effective for fiscal years beginning after December 15, 2006. Entities should recognize the effects of applying this Issue through either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. The Company is currently analyzing EITF 06-4 but does not believe the adoption of this standard will have a material impact on its financial position, results of operations or cash flows.

        On September 13, 2006, the SEC issued Staff Accounting Bulletin No. 108 ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB 108, Companies might evaluate the materiality of financial statement misstatements using either the income statement or balance sheet approach, with the income statement approach focusing on new misstatements added in the current year, and the balance sheet approach focusing on the cumulative amount of misstatement present in a company's balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another approach, and not be corrected. SAB 108 now requires that companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. The Company has analyzed SAB 108 and determined that, upon adoption, it will have no impact on the reported results of operations or financial conditions.

Note 2—Supplemental Noncash Investing and Financing Data

        The following summarizes supplemental cash flow data for the years ended December 31 (dollars in thousands):

	2006	2005	2004
Interest paid	$14,126	$7,747	$3,813
Cash paid for income taxes	2,313	1,387	1,075
Change in fair value of securities available for sale, net of income tax	206	(502)	(141)

Note 3—Restrictions on Cash and Due from Banks

        The Bank is required to maintain average reserve balances, net of vault cash, with the Federal Reserve Bank ("FRB") based upon a percentage of deposits. The amount of the required reserve balance which is reported in "Cash and due from banks" on the accompanying consolidated balance sheets at December 31, 2006 and 2005, was $1,593,000 and $269,000, respectively.

Note 4—Investment Securities

        The amortized cost, fair value and gross unrealized holding gains and losses of securities available for sale at December 31, 2006 and 2005, consisted of the following (dollars in thousands):

	2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:
U.S. Government/government sponsored agencies	$13,969	$—	$(236)	$13,733
Mortgage-backed	36,729	120	(572)	36,277
Municipal	13,382	35	(53)	13,364

Total	$64,080	$155	$(861)	$63,374

	2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:
U.S. Government/government sponsored agencies	$9,500	$—	$(331)	$9,169
Mortgage-backed	28,070	3	(695)	27,378
Municipal	8,600	50	(46)	8,604

Total	$46,170	$53	$(1,072)	$45,151

        At December 31, 2006 and 2005, securities with a carrying value of approximately $61.3 million and $34.3 million respectively, were pledged to secure public deposits and for other purposes required or permitted by law, including as collateral for FHLB advances outstanding.

        The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2006 (dollars in thousands).

	Securities available for sale:
	Less than 12 Months		12 Months or More		Total
	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government/government sponsored agencies	$1,967	$(2)	$8,267	$(233)	$10,234	$(236)
Mortgage-backed	4,482	(18)	20,477	(554)	24,959	(572)
Municipal	4,681	(26)	1,576	(28)	6,257	(53)

Total	$11,130	$(46)	$30,320	$(815)	$41,450	$(861)

	Securities available for sale:
	Less than 12 Months		12 Months or More		Total
	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government/government sponsored agencies	$2,937	$(63)	$6,232	$(268)	$9,169	$(331)
Mortgage-backed	11,931	(204)	13,388	(491)	25,319	(695)
Municipal	2,307	(11)	1,336	(35)	3,643	(46)

Total	$17,175	$(278)	$20,956	$(794)	$38,131	$(1,072)

        At December 31, 2006, forty-three individual securities had been in a continuous loss position for twelve months or more. At December 31, 2005, thirty individual securities had been in a continuous loss position for twelve months or more. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and the credit ratings of the securities, that the deterioration in value is attributable to changes in market interest rates and not in the credit quality of the issuer and, therefore, these losses are not considered other-than-temporary.

        The amortized cost and estimated fair value of investment securities available for sale at December 31, 2006 by contractual maturity are shown in the following table. Expected maturities may differ from contractual maturities because issuers may have the right to call or repay obligations with or without prepayment penalties. Fair value of securities was determined using quoted market prices (dollars in thousands).

	2006
	Amortized Cost	Fair Value
Due after one year, through five years	$9,000	$8,787
Due after five years, through ten years	8,562	8,510
Due after fifteen years	9,789	9,800

Subtotal	$27,351	$27,097
Mortgage-backed securities	36,729	36,277

Total	$64,080	$63,374

Note 5—Investments Required by Law

        The Bank, as a member of the FRB and the Federal Home Loan Bank ("FHLB") is required to own capital stock in these organizations. The Bank's equity investments required by law are included in the accompanying consolidated balance sheets in "Other assets". The amount of FRB stock owned is based on the Bank's capital levels and totaled $602,000 and $448,000 at December 31, 2006 and 2005, respectively. The amount of FHLB stock owned is determined based on the Bank's balances of commercial loans, residential mortgages and advances from the FHLB and totaled $2,356,000 and $1,674,000 at December 31, 2006 and 2005, respectively. No ready market exists for these stocks and they have no quoted market value. However, redemption of these stocks has historically been at par value. Accordingly, the carrying amounts are deemed to be a reasonable estimate of fair value.

Note 6—Loans

        A summary of loans by classification at December 31 is as follows (dollars in thousands):

	December 31, 2006		December 31, 2005
	Amount	% of Total	Amount	% of Total
Commercial and industrial	$25,604	6.75%	$20,902	8.31%
Commercial secured by real estate	261,961	69.03%	152,726	60.75%
Real estate—residential mortgages	86,022	22.67%	71,900	28.60%
Installment and other consumer loans	6,458	1.70%	6,273	2.50%
Unearned income	(555)	(0.15)%	(396)	(0.16)%

Total loans, net of unearned income	$379,490	100.00%	$251,405	100.00%
Less—allowance for loan losses	(3,795)	1.00%	(2,719)	1.08%

Total loans, net	$375,695		$248,686

        Approximately $300,101,000 of the loans were variable interest rate loans at December 31, 2006. The remaining portfolio was comprised of fixed interest rate loans.

        At December 31, 2006 and 2005, $477,000 and $349,000 in loans were on nonaccrual status, respectively. Foregone interest income on these nonaccrual loans and other nonaccrual loans charged off during the year was approximately $24,000, $21,600, and $1,800 in 2006, 2005, and 2004, respectively. There were no loans contractually past due in excess of 90 days and still accruing interest at December 31, 2006 or 2005. There were no foreclosed loans or other real estate owned at December 31, 2006 or 2005. There were impaired loans of $776,000 and $1.7 million with related valuation allowances of $167,000 and $252,000 at December 31, 2006 and 2005, respectively.

        Qualifying loans held by the Bank and collateralized by 1-4 family residences of $27,360,000 were pledged as collateral for FHLB advances outstanding of $26,612,000 at December 31, 2005. At December 31, 2006, qualifying loans held by the Bank and collateralized by 1-4 family residences, HELOC's and commercial properties totaling $57,678,000 were pledged as collateral for FHLB advances outstanding of $37,476,000.

        Changes in the allowance for loan losses for the years ended December 31 were as follows (dollars in thousands):

	2006	2005	2004
Balance, beginning of year	$2,719	$2,258	$1,631
Provision charged to operations	1,192	594	679
Loans charged off	(139)	(144)	(54)
Recoveries on loans previously charged off	23	11	2

Balance, end of year	$3,795	$2,719	$2,258

        Directors, executive officers and associates of such persons are customers of and have transactions with the Bank in the ordinary course of business. Included in such transactions are outstanding loans and commitments, all of which are made under substantially the same credit terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility.

        The aggregate dollar amount of these outstanding loans was approximately $12.93 million and $14.25 million at December 31, 2006 and 2005, respectively. During 2006, new loans and advances on these lines of credit totaled approximately $5.63 million and payments on these loans and lines totaled approximately $6.95 million. At December 31, 2006, there were unfunded commitments and commitments to extend additional credit to related parties in the amount of approximately $348,000.

        Under current Federal Reserve regulations, the Bank is limited to the amount it may loan to the Company. Loans made by the Bank may not exceed 10% and loans to all affiliates may not exceed 20% of the Bank's capital, surplus and undivided profits, after adding back the allowance for loan losses. There were no loans outstanding between the Bank and the Company at December 31, 2006 or 2005.

Note 7—Premises and Equipment

        A summary of premises and equipment at December 31 is as follows (dollars in thousands):

	2006	2005
Land	$1,793	$1,374
Building and improvements	3,088	3,057
Furniture, fixtures and equipment	2,077	1,657
Construction in progress	1,446	36
Subtotal	$8,404	$6,124
Accumulated depreciation	1,498	1,147
Total	$6,906	$4,977

        Depreciation expense charged to operations totaled $409,000, $269,000, and $245,000 in 2006, 2005, and 2004, respectively. At December 31, 2006, construction was ongoing at various locations, with costs incurred to date totaling $1.4 million and another $2.5 million currently estimated to be spent completing these projects.

        The Bank entered into a long-term land operating lease during 2000, which had an initial term of 20 years and various renewal options under substantially the same terms. Rent expense charged to operations totaled $53,000, $51,000 and $48,000 for each of the years ended December 31, 2006, 2005, and 2004, respectively. In addition, the Bank currently has short-term operating leases for certain branch facilities and loan production offices. The annual minimum rental commitments under the terms of the Company's noncancellable leases at December 31, 2006 are as follows (dollars in thousands):

2007	$230
2008	189
2009	175
2010	180
2011	186
Thereafter	1,042

Total	$2,002

Note 8—Deposits

        The aggregate amount of time deposits with a minimum denomination of $100,000 was approximately $130.0 million and $76.9 million at December 31, 2006 and 2005, respectively.

        The scheduled maturities of time deposits at December 31 are as follows (dollars in thousands):

	2006	2005
One year or less	$165,181	$107,496
From one year to three years	62,043	35,885
After three years	843	31,408

Total	$228,067	$174,789

Note 9—Lines of Credit

        At December 31, 2006 and 2005, the Bank had short-term lines of credit with correspondent banks to purchase unsecured federal funds totaling $30.0 million and $23.5 million, respectively. The interest rate on any borrowings under these lines would be the prevailing market rate for federal funds purchased.

Note 10—FHLB Advances

        The Bank has the ability to borrow up to 20% of its total assets from the FHLB as of December 31, 2006, limited to qualifying collateral. Borrowings under this arrangement can be made with various terms and repayment schedules and with fixed or variable rates of interest. The borrowings under this arrangement are available by pledging collateral and may require additional purchases of stock in the FHLB.

        Qualifying loans held by the Bank and collateralized by 1-4 family residences of $27,360,000 were pledged as collateral for FHLB advances outstanding of $26,612,000 at December 31, 2005. At December 31, 2006, qualifying loans held by the Bank and collateralized by 1-4 family residences, home equity lines of credit ("HELOC's") and commercial properties totaling $57,678,000 were pledged as collateral for FHLB advances outstanding of $37,476,000, and letters of credit totaling $15 million pledged to a public depositor.

        At December 31, 2006, fixed rate FHLB advances outstanding ranged from $1 million to $2.1 million with initial maturities of five to seven years and rates of 3.91% to 4.70%. At December 31, 2006, advances totaling $12.5 million were subject to call features at the option of the FHLB with call dates ranging from April 2007 to March 2008 and current rates of 2.92% to 4.95%. Advances totaling $20 million at December 31, 2006, were at variable rates based on three-month LIBOR and prime and were priced from 5.38% to 5.40% as of year end, depending on the reset date.

        The following table lists a summary of the terms and maturities for the advances as of December 31, 2006 (dollars in thousands).

2006 Amount
Due in 2007	$5,000
Due in 2008	10,000
Due in 2009	1,000
Due in 2010	—
Due in 2011	7,071
Thereafter	14,405

$37,476

Note 11—Income Taxes

        The following is a summary of the items which caused recorded income taxes to differ from taxes computed using the statutory tax rate for the periods ended December 31 (dollars in thousands):

	2006	2005	2004
Income tax expense at federal statutory rate of 34%	$2,090	$1,461	$897
Change in valuation allowance	—	—	—
State income tax, net of federal effect	146	89	62
Tax-exempt securities income	(108)	(89)	(70)
Bank-owned life insurance earnings	(42)	(35)	(43)
Other, net	9	35	(23)

Income tax expense	$2,095	$1,461	$823

        The provision for income taxes for the years ended December 31 is as follows (dollars in thousands):

	2006	2005	2004
Current:
Federal	$2,258	$1,393	$827
State	221	134	92

Total	$2,479	$1,527	$919

Deferred:
Federal	$(384)	$(68)	$(98)
State	—	2	3

Total	(384)	(66)	(95)

Provision for income taxes	$2,095	$1,461	$824

        The components of the deferred tax assets and liabilities at December 31 are as follows (dollars in thousands):

	2006	2005
Deferred tax liability:
Net deferred loan costs	$93	$45
Prepaid expenses deducted currently for tax	62	85
Tax depreciation in excess of book	166	166
Loan servicing rights	109	101

Total deferred tax liability	430	397

Deferred tax asset:
Allowance for loan losses	1,221	804
Unrealized loss on securities available for sale	240	346
Other	1	1

Deferred tax asset before valuation allowance	1,462	1,151

Valuation allowance	—	—

Net deferred tax asset	$1,032	$754

        The net deferred tax asset is included in "Other assets" in the accompanying consolidated balance sheets.

        The Company has not recorded a valuation allowance for the net deferred tax asset as management believes the realization of this asset is determined to be more likely than not based on the Company's ability to generate future taxable income during the periods in which temporary differences become deductible.

        A portion of the change in the net deferred tax asset relates to the change of $106,000 in the tax effect of the unrealized loss on securities available for sale. The remainder of the change in the net deferred tax asset is due to the current period deferred tax benefit of $384,000.

Note 12—Regulatory Capital Requirements and Dividend Restrictions

        The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

        The Company and the Bank are required to maintain minimum amounts and ratios of total risk-based capital, Tier 1 capital, and Tier 1 leverage capital (as defined in the regulations) as set forth in the following table. Management believes, as of December 31, 2006, that the Company and the Bank meet all capital adequacy requirements to which they are subject. At December 31, 2006, the Bank is categorized as "well capitalized" under the regulatory framework for prompt corrective action. There are no current conditions or events that management believes would change the Company's or the Bank's category.

        The following table presents the Company's and the Bank's actual capital amounts and ratios at December 31, 2006 and 2005, as well as the minimum calculated amounts for each regulatory-defined category (dollars in thousands).

	Actual		For Capital Adequacy Purposes		Minimum to be Categorized as Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006
The Company
Total capital to risk-weighted assets	$43,244	11.13%	$31,091	8.00%	N/A	N/A
Tier 1 capital to risk-weighted assets	34,728	8.94%	15,546	4.00%	N/A	N/A
Tier 1 capital to average assets	34,728	9.02%	15,397	4.00%	N/A	N/A
The Bank
Total capital to risk-weighted assets	$38,891	10.01%	$31,081	8.00%	$38,852	10.00%
Tier 1 capital to risk-weighted assets	35,096	9.03%	15,541	4.00%	23,311	6.00%
Tier 1 capital to average assets	35,096	8.05%	17,439	4.00%	21,799	5.00%
As of December 31, 2005
The Company
Total capital to risk-weighted assets	$30,886	13.16%	$18,781	8.00%	N/A	N/A
Tier 1 capital to risk-weighted assets	27,981	11.92%	9,391	4.00%	N/A	N/A
Tier 1 capital to average assets	27,981	9.09%	12,313	4.00%	N/A	N/A
The Bank
Total capital to risk-weighted assets	$26,551	11.35%	$18,715	8.00%	$23,393	10.00%
Tier 1 capital to risk-weighted assets	23,832	10.19%	9,357	4.00%	14,036	6.00%
Tier 1 capital to average assets	23,832	7.75%	12,302	4.00%	15,378	5.00%

        The ability of the Company to pay cash dividends is dependent upon receiving cash in the form of dividends from the Bank. The dividends that may be paid by the Bank to the Company are subject to legal limitations and regulatory capital requirements. The approval of the Comptroller of the Currency is required if the total of all dividends declared by a national bank in any calendar year exceeds the Bank's net profits (as defined by the Comptroller) for that year combined with its retained net profits (as defined by the Comptroller) for the two preceding calendar years. As of December 31, 2006, no cash dividends have been declared or paid by the Bank.

Note 13—Junior Subordinated Debentures

        The Company issued trust preferred securities totaling $13 million through its statutory trust subsidiaries, FNSC Capital Trust I, FNSC Statutory Trust II and FNSC Statutory Trust III, during 2003, 2004 and 2006, respectively. On December 19, 2003, FNSC Capital Trust I issued and sold floating rate trust preferred securities having an aggregate liquidation amount of $3 million to institutional buyers in a private placement of trust preferred securities. On April 30, 2004, FNSC Statutory Trust II, issued an additional $3 million through a pooled offering of trust preferred securities. On March 30, 2006, FNSC Statutory Trust III (collectively with FNSC Capital Trust I and FNSC Statutory Trust II [the "Trusts"]), issued an additional $7 million through a pooled offering of trust preferred securities. The Trusts also issued common securities having an aggregate liquidation amount of approximately 3% of the total capital of the Trusts, or $403,000, to the Company.

        The 2003, 2004 and 2006 trust preferred securities accrue and pay cumulative distributions quarterly in arrears at a rate per annum equal to 90-day LIBOR plus 292 basis points, 90-day LIBOR plus 270 basis points and 90-day LIBOR plus 145 basis points, respectively. The Company has the right, subject to events of default, to defer payments of interest on the trust preferred securities for a period not to exceed 20 consecutive quarters from the date of issuance. The Company has no current intention to exercise this right. At December 31, 2006, the distribution rates on the 2003, 2004 and 2006 issuances were 8.29%, 8.06% and 6.81%, respectively.

        The 2003, 2004 and 2006 trust preferred securities issues are mandatorily redeemable upon maturity on December 19, 2033, April 30, 2034, and March 30, 2036, respectively. The Company has the right to redeem them in whole or in part, on or after December 19, 2008, April 30, 2009, and March 29, 2018, and at any time thereafter, respectively. If they are redeemed on or after these dates, the redemption price will be 100% of the principal amount plus accrued and unpaid interest. In addition, the Company may redeem any of these issuances in whole (but not in part) at any time within 90 days following the occurrence of a tax event, an investment company event, or a capital treatment event at a special redemption price (as defined in the indenture). The Trusts invested the gross proceeds of $13 million from the issuance of the trust preferred securities and $403,000 from the issuance of the common securities in an equivalent amount of floating rate junior subordinated debentures of the Company or $13,403,000. The Company contributed the net proceeds from the issuance of the subordinated debentures of $13 million after purchase of the common securities for $403,000 to the Bank for general corporate purposes. Issuance costs from the 2003 and 2004 transactions totaling $104,000 and $15,000, respectively are being amortized over the anticipated life.

        The junior subordinated debentures are unsecured obligations of the Company and are subordinate and junior in right of payment to all present and future senior indebtedness of the Company. The Company has entered into guarantees, which together with its obligations under the junior subordinated debentures and the declaration of trusts governing the Trusts, provides full and unconditional guarantees of the trust preferred securities.

        The common securities owned by the Company rank equal to the trust preferred securities in priority of payment. The common securities generally have sole voting power on matters to be voted upon by the holders of the Trusts' securities.

        The junior subordinated debentures and the common securities are presented in the Company's financial statements as liabilities and other assets, respectively. The trust preferred securities are a part of the financial statements of the Trusts and they are not reflected in the Company's financial statements under the provisions of FIN 46r.

Note 14—Stock Compensation Plans

        Effective March 6, 2000, the Company adopted the First National Bancshares, Inc. 2000 Stock Incentive Plan (the "Plan"). Under the Plan, options are periodically granted to employees and directors by the Company's Board of Directors at the recommendation of its Personnel Committee at a price not less than the fair market value of the shares at the date of grant. Options granted are exercisable for a period of ten years from the date of grant and become exercisable at a rate of 20% each year on the first five anniversaries of the date of grant. The Plan authorizes the granting of stock options up to a maximum of 459,351 shares of common stock. As of December 31, 2006, 111,284 option shares were available to be granted under the Plan. These amounts reflect each of the 3 for 2 stock splits distributed on January 18, 2006, and March 1, 2004, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend to be distributed on March 30, 2007.

        Upon consummation of the initial public offering, the organizers were issued stock warrants to purchase 747,300 shares of common stock for $3.92 per share, of which 697,533 remain unexercised. These warrants vested ratably over a five-year period beginning February 10, 2000, and are exercisable in whole or in part during the ten-year period following that date.

        The following is a summary of the activity under the plans for the years ended December 31:

	2006		2005		2004
	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share
Outstanding, beginning of period	1,113,501	$4.37	1,086,705	$4.02	1,093,085	$4.01
Granted	31,715	3.79	32,325	15.12	27,646	11.31
Forfeited	(4,169)	4.16	(3,743)	8.46	(34,026)	9.52
Exercised	(149,799)	3.95	(1,786)	6.93	—	—

Outstanding, December 31	991,248	4.14	1,113,501	4.37	1,086,705	4.02

Exercisable, December 31	921,592	$4.75	1,057,272	$3.97	842,567	$3.93

        The following table summarizes information about stock options and warrants outstanding under the stock-based option plans at December 31, 2005:

	Outstanding			Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.19	894,033	3.12	$3.92	894,033	$3.92
$ 4.53	8,931	4.83	4.23	8,931	4.23
$ 5.66 - $ 5.97	3,827	6.32	5.49	3,061	5.49
$ 7.86 - $10.07	8,933	7.44	7.93	3,827	7.90
$12.14 - $16.04	48,912	7.67	12.99	9,357	12.84
$16.25 - $18.08	17,730	8.03	15.57	1,701	15.58
$18.24 - $20.00	8,882	9.54	17.87	681	17.05

$ 4.19 - $20.00	991,248	3.24	$4.75	921,592	$4.07

        The above information reflects each of the 3 for 2 stock splits distributed on January 18, 2006, and March 1, 2004, as well as the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend to be distributed on March 30, 2007.

Note 15—Employee Benefit Plans

        The Company maintains an employee benefit plan for all eligible employees of the Company and the Bank under the provisions of Internal Revenue Code Section 401(k). The First National Retirement Savings Plan (the "Savings Plan") allows for employee contributions and, upon annual approval of the Board of Directors, the Company matches 50% of employee contributions up to a maximum of six percent of annual compensation. A total of $68,000, $45,000 and $37,000 was charged to operations in 2006, 2005, and 2004, respectively, for the Company's matching contribution. Employees are immediately vested in their contributions to the Savings Plan and become fully vested in the employer matching contribution after five years of service.

        On May 31, 2004, the Company adopted a leveraged Employee Stock Ownership Plan ("ESOP") for the exclusive benefit of employee participants. Employees become vested in their account balances after seven years of service. In the following discussion, share and per share values have been adjusted for the 7% stock dividend to be distributed on Marc 30, 2007.

        On November 30, 2005, the Company loaned the ESOP $600,000 which was used to purchase 42,532 shares of the Company's common stock. The ESOP shares initially were pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to eligible employees, based on the proportion of debt service paid in the year. At December 31, 2006, the ESOP owned 44,914 shares of the Company's stock, of which 39,600 shares were pledged to secure the loan to the Company. The remainder of the shares was allocated to individual accounts of participants. In accordance with the requirements of the SOP 93-6, the Company presented the shares that were pledged as collateral as a deduction of $558,000 and $599,000 from shareholders' equity at

December 31, 2006 and 2005, respectively, as unearned ESOP shares in the accompanying consolidated balance sheets. The Board of Directors approved a $24,000 discretionary contribution paid to the ESOP for the year ended December 31, 2005, which the Company recorded as compensation expense. The Company also recorded $42,400 and $1,700 of expense during the years ended December 31, 2006 and 2005, respectively, to reflect the fair market value of the shares allocated to eligible employees. The fair market value of the unallocated shares was $592,160 as of December 31, 2006.

        The Company made contributions during December 31, 2006 and 2005, of $68,740 and $2,400, respectively, equal to the ESOP annual debt service. The note payable to the ESOP requires annual principal payments plus interest at a fixed interest rate of 4.79%. Future principal payments will be $40,000 until a final payment will be made on December 31, 2020.

        During 2004, the Company also adopted a formal incentive compensation plan, the First National Incentive Plan (the "FNIP") for members of its management team. Approximately $711,000 $492,000 and $380,000 was expensed in 2006, 2005 and 2004, respectively, and paid in the subsequent year based on achievement of individual and corporate performance goals.

Note 16—Commitments and Contingencies

        On September 10, 2004, the Company entered into a new employment agreement with its President and Chief Executive Officer that includes an annually renewable three-year compensation term, annual bonus, incentive program, stock option plan and a one-year non-compete agreement upon termination. On January 31, 2005, the Company entered into employment agreements with each of its three Executive Vice Presidents that include an annually renewing two-year compensation term and one-year non-compete agreements upon termination.

        In the normal course of business, the Company and the Bank are periodically subject to various pending or threatened lawsuits in which claims for monetary damages may be asserted. At December 31, 2006, the Company and the Bank were not involved with any litigation matters.

        See Note 7 for specifics on the Company's lease commitments.

Note 17—Financial Instruments with Off-Balance Sheet Risk

        The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments.

        The Company uses the same credit and collateral policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

        At December 31, 2006, the Company's commitments to extend additional credit totaled approximately $85.3 million, the majority of which are at variable rates of interest and expire within one year. Included in the Company's total commitments are standby letters of credit. Letters of credit are commitments issued by the Company to guarantee the performance of a customer to a third party and totaled $461,000 at December 31, 2006. The credit risk involved in the underwriting of letters of credit is essentially the same as that involved in extending loan facilities to customers. Also included in the Company's total commitments are $15 million in letters of credit pledged to a public depositor.

Note 18—Fair Value of Financial Instruments

        SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information, whether or not recognized in the statement of financial position, when it is practicable to estimate fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity, or contractual obligations which require the exchange of cash or other financial instruments. Certain items which are specifically excluded from the disclosure requirements, including the Company's common stock, premises and equipment and other assets and liabilities.

        Fair value approximates book value for the following financial instruments due to the short-term nature of the instrument: cash and due from banks, interest-bearing bank balances, federal funds sold, other stock investments, accrued interest receivable, short-term FHLB advances, federal funds purchased and accrued interest payable. Fair value of investment securities is estimated based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

        Fair value for variable rate loans that reprice frequently and for loans that mature in less than one year is based on the carrying value, reduced by an estimate of credit losses inherent in the portfolio. Fair value of fixed rate real estate, consumer, commercial and other loans maturing after one year is based on the discounted present value of the estimated future cash flows, reduced by an estimate of credit losses inherent in the portfolio. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.

        Fair value for demand deposit accounts and variable rate interest-bearing accounts with no fixed maturity date is equal to the carrying value. Certificate of deposit accounts maturing during 2007 are valued at their carrying value. Certificate of deposit accounts maturing after 2007 are estimated by discounting cash flows from expected maturities using current interest rates on similar instruments. Fair value for long-term FHLB advances is based on discounted cash flows using the current market rate. Fair value for the floating rate junior subordinated debentures is based on the carrying value.

        The estimated fair market value of commitments to extend credit and standby letters of credit are equal to their carrying value as the majority of these off-balance sheet instruments have relatively short terms to maturity and are generally written with variable rates of interest.

        The Company has used management's best estimate of fair values based on the above assumptions. Thus, the fair values presented may not be the amounts which could be realized in an immediate sale or settlement of the instrument. In addition, any income tax or other expense which would be incurred in an actual sale or settlement is not taken into consideration in the fair value presented.

        The estimated fair values of the Company's financial instruments at December 31 are as follows (dollars in thousands):

	2006		2005
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash and due from banks	$8,200	$8,200	$2,691	$2,691
Interest-bearing bank balances	5	5	1,937	1,937
Federal funds sold	—	—	16,678	16,678
Securities available for sale	63,374	63,374	45,151	45,151
Investment in FHLB/FRB stock	3,075	3,075	2,122	2,122
Loans, net	375,695	375,426	248,686	248,617
Accrued interest receivable and other	11,202	11,202	8,559	8,559
Financial liabilities:
Deposits	$376,701	$390,366	$271,695	$271,870
FHLB advances	37,476	37,476	26,612	26,710
Junior subordinated debentures	13,403	13,403	6,186	6,186
Federal funds purchased	7,970	7,970	—	—

Note 19—Parent Company Financial Information

        The following is condensed financial information of First National Bancshares, Inc. (parent company only) at December 31, 2006 and 2005, and for each of the years in the three year period ended December 31, 2006.

Condensed Balance Sheets
(dollars in thousands)

	2006	2005
Assets:
Cash	$3,865	$3,843
Investment in bank subsidiary	35,836	23,880
Investment in Trust subsidiaries	403	186
Other assets	329	306

Total	$40,433	$28,215

Liabilities and shareholders' equity:
Junior subordinated debentures	$13,403	$6,186
Other liabilities	40	—
Shareholders' equity	26,990	22,029

Total	$40,433	$28,215

Condensed Statements of Income
(dollars in thousands)

	2006	2005	2004
Interest income	$84	$16	$11
Interest expense on junior subordinated debentures	877	391	236

Net interest income/(expense)	(793)	(375)	(225)
Professional fees	11	25	9
Shareholder relations	85	21	31
Data processing	13	—	—
Other	—	—	1

Noninterest expense	109	46	41
Equity in undistributed net income of bank subsidiary	4,750	3,113	1,990

Net income before income taxes	3,848	2,692	1,724
Income tax benefit	(204)	(143)	(91)

Net income	$4,052	$2,835	$1,815

	2006	2005	2004
Operating activities:
Net income	$4,052	$2,835	$1,815
Adjustments to reconcile net income to net cash used for operating activities:
Equity in undistributed net income of bank subsidiary	(4,750)	(3,113)	(1,990)
Compensation expense for ESOP shares allocated	43	1	—
Compensation expense for employee stock options	73	32	9
(Increase) decrease in other assets	(5)	15	(7)
Increase (decrease) in other liabilities	40	—	(6)
Increase in intercompany receivable	(18)	(138)	(91)

Net cash used for operating activities	(565)	(368)	(270)
Investing activities:
Investment in common securities of Trusts	(217)	—	(93)
Capital contribution to bank subsidiary	(7,000)	(2,000)	(2,997)

Net cash used for investing activities	(7,217)	(2,000)	(3,090)

Financing activities:
Proceeds from exercise of employee stock options	591	12	—
Proceeds from secondary stock offering, net of offering expenses	—	6,339	—
Shares issued to leveraged ESOP	—	(600)	—
Cash paid in lieu of fractional shares	(4)	—	—
Proceeds from junior subordinated debentures	7,217	—	3,093

Net cash provided by financing activities	7,804	5,751	3,093

Net increase (decrease) in cash and cash equivalents	22	3,383	(267)
Cash, beginning of year	3,843	460	727
Cash, end of year	$3,865	$3,843	$460

For a complete discussion of the junior subordinated debentures, common securities and the related trust preferred securities, see Note 13—Junior Subordinated Debentures.

Note 20—Selected Quarterly Financial Data (unaudited)

        Following is a summary of operations by quarter (dollars in thousands, except share and per share data):

2006

	Quarters ended
	March 31	June 30	September 30	December 30
Interest income	$5,860	$6,882	$7,622	$8,522
Interest expense	2,855	3,397	3,967	4,506

Net interest income	3,005	3,485	3,655	4,016
Provision for loan losses	343	354	243	252
Noninterest income	517	410	471	681
Noninterest expenses	2,127	2,121	2,204	2,449

Income before provision for income taxes	1,052	1,420	1,679	1,996
Income tax expense	355	516	596	628

Net income	$697	$904	$1,083	$1,368

Earnings per share:
Basic	$0.19	$0.25	$0.30	$0.37
Diluted	$0.16	$0.20	$0.25	$0.31
Weighted average common shares:
Basic	3,652,729	3,585,079	3,610,632	3,700,439
Diluted	4,390,683	4,410,401	4,293,718	4,380,310

2005

	Quarters ended
	March 31	June 30	September 30	December 30
Interest income	$3,435	$4,070	$4,687	$5,149
Interest expense	1,392	1,782	2,206	2,450

Net interest income	2,043	2,288	2,481	2,699
Provision for loan losses	271	161	74	88
Noninterest income	357	455	487	556
Noninterest expenses	1,410	1,495	1,659	1,912

Income before provision for income taxes	719	1,087	1,235	1,255
Income tax expense	237	377	423	424

Net income	$482	$710	$812	$831

Earnings per share:
Basic	$0.16	$0.23	$0.26	$0.25
Diluted	$0.12	$0.18	$0.21	$0.20
Weighted average common shares:
Basic	3,067,182	3,068,301	3,068,968	3,361,258
Diluted	3,863,356	3,865,302	3,870,450	4,136,356

        All share and per share amounts reflect the January 18, 2006, 3 for 2 stock split and the 6% stock dividend distributed on May 16, 2006 and the 7% stock dividend to be distributed on March 30, 2007.

Note 21—Stock Repurchase Program

        On December 1, 2006, the Company's board of directors authorized a stock repurchase program of up to 50,000 of its 3,458,354 shares outstanding effective immediately for a period of six months ending May 31, 2007.

Note 22—Subsequent Events

        On January 29, 2007, the Bank created a wholesale mortgage division as an addition to its current banking operations. The division will operate from leased office space located at 200 North Main Street in downtown Greenville, South Carolina, and will employ a staff of ten individuals. The division will offer a wide variety of conforming and non-conforming programs with fixed and variable rate options, as well as FHA/VA and construction/permanent products.

        On February 16, 2007, the Bank entered into a definitive agreement (the "Agreement") to sell, purchase and lease its real properties located at 215 N. Pine Street and 3090 Boiling Springs Road in Spartanburg, South Carolina (the "Properties") to First National Holdings, LLC (the "Purchaser"). The Board of Directors for the Bank approved the agreement. The real property located at 215 N. Pine Street consists of the Bank's corporate headquarters, a full-service branch, and the corporate operations center that is currently under construction and is scheduled to be completed in the spring of 2007. The real property located at 3090 Boiling Springs Road is a full-service branch. In connection with the execution of the Agreement, the Bank also executed a Blanket Transfer, Assignment and Post-Closing Actions Agreement (the "Blanket Transfer Agreement") which makes the Bank liable for all remaining construction costs for the corporate operations center. The sales price for the transaction is $5,450,000 due and payable at closing which occurred simultaneously with the execution of the Agreement.

        In connection with the sale, the Bank agreed to lease back the Properties from the Purchaser for an initial term of twenty-five years with one five-year option to renew at the option of the Bank. The terms of the lease portion of the Agreement call for monthly rental payments of $38,604 during the initial term under a triple-net lease that will be accounted for as an operating lease under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases (as amended)." If the Bank exercises the option to renew the lease as described above, the monthly rental payments will be adjusted to reflect the increase, if any, in the Consumer Price Index between the date of the Agreement and the date of commencement of the renewal term. The Bank estimates that the sale-leaseback transaction will result in a gain of approximately $70,000 on a pre-tax basis, based on the Bank's current estimate of the costs involved in completing the construction of the corporate operations center. The Bank will recognize the gain on a straight-line basis over the initial lease term of twenty-five years.

        On March 2, 2007, the Company's board of directors declared a 7% stock dividend to shareholders of record on March 16, 2007. The 7% stock dividend will be paid on March 30, 2007. The 2006 shareholders' equity, share and per share data reflect the 7% dividend. The number of outstanding shares will increase from 3,458,354 to 3,700,439.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

	June 30, 2007	December 31, 2006
	(Unaudited)
Assets
Cash and due from banks	$13,065	$8,200
Interest-bearing bank balances	6	5
Securities available for sale	71,925	63,374
Mortgage loans held for sale	17,962	—
Loans, net of allowance for loan losses of $4,502 and $3,795, respectively	432,606	375,695
Premises and equipment, net	6,101	6,906
Other	13,220	11,202

Total assets	$554,885	$465,382

Liabilities and Shareholders' Equity
Liabilities:
Deposits
Noninterest-bearing	$32,833	$31,321
Interest-bearing	410,261	345,380

Total deposits	$443,094	$376,701

FHLB advances	$48,083	$37,476
Federal funds purchased	14,721	7,970
Junior subordinated debentures	13,403	13,403
Other short-term borrowings	5,000	—
Accrued expenses and other liabilities	2,712	2,842

Total liabilities	$527,013	$438,392

Commitments and contingencies
Shareholders' Equity:
Preferred stock, par value $.01 per share, 10,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, par value $.01 per share, 10,000,000 shares authorized, 3,695,822 and 3,700,439 shares issued, respectively	37	37
Additional paid-in capital	27,089	26,906
Treasury stock, 8,881 shares, at cost	(160)	—
Unearned ESOP shares	(558)	(558)
Retained earnings	2,618	1,071
Accumulated other comprehensive loss	(1,154)	(466)

Total shareholders' equity	$27,872	$26,990

Total liabilities and shareholders' equity	$554,885	$465,382

All share amounts reflect the 3 for 2 stock split distributed on January 18, 2006, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend distributed on March 30, 2007.

See accompanying notes to unaudited consolidated financial statements.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2007	2006	2007	2006
Interest income:
Loans	$9,020	$6,285	$17,117	$11,518
Taxable securities	644	468	1,248	860
Nontaxable securities	149	71	289	155
Federal funds sold and other	78	58	132	209

Total interest income	9,891	6,882	18,786	12,742

Interest expense:
Deposits	4,618	2,771	8,687	5,236
FHLB advances	493	338	950	609
Junior subordinated debentures	254	244	506	363
Federal funds purchased and other	266	44	427	44

Total interest expense	5,631	3,397	10,570	6,252

Net interest income	4,260	3,485	8,216	6,490
Provision for loan losses	452	354	791	697

Net interest income after provision for loan losses	3,808	3,131	7,425	5,793

Noninterest income:
Service charges and fees on deposit accounts	294	263	566	509
Mortgage banking income	539	—	697	—
Gain on sale of securities available for sale	—	—	—	32
Other	206	147	442	386

Total noninterest income	1,039	410	1,705	927

Noninterest expense:
Salaries and employee benefits	1,949	1,200	3,680	2,455
Occupancy and equipment expense	518	256	893	492
Public relations	199	152	368	299
Data processing and ATM expense	176	146	350	283
Professional fees	149	64	295	133
Telephone and supplies	117	78	206	154
Other	521	225	809	432

Total noninterest expense	3,629	2,121	6,601	4,248

Income before income taxes	1,218	1,420	2,529	2,472
Provision for income taxes	426	516	885	871

Net income	$792	$904	$1,644	$1,601

Net income per share:
Basic	$0.21	$0.25	$0.44	$0.45

Diluted	$0.18	$0.21	$0.37	$0.36

Weighted average shares outstanding:
Basic	3,695,822	3,585,079	3,696,295	3,573,889
Diluted	4,400,011	4,410,401	4,405,494	4,407,541

All share and per share amounts reflect the 3 for 2 stock split distributed on January 18, 2006, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend distributed on March 30, 2007.

See accompanying notes to unaudited consolidated financial statements.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income/(Loss)

For the six months ended June 30, 2007 and 2006

(in thousands except share amounts, unaudited)

	Common Stock						Accumulated Other Comprehensive Income/(Loss)
			Additional Paid-In Capital	Treasury Stock, at cost	Unearned ESOP Shares	Retained Earnings		Total Shareholders' Equity
	Shares	Amount
Balance, December 31, 2005	3,130,767	$31	$18,189	$—	$(599)	$5,080	$(672)	$22,029
Grant of employee stock options	—	—	38	—	—	—	—	38
Proceeds from exercise of employee stock options	30,960	—	136	—	—	—	—	136
Shares issued from the 6% stock dividend	187,588	2	3,784	—	—	(3,786)	—	—
Comprehensive income:								—
Net income	—	—	—	—	—	1,601	—	1,601
Change in net unrealized gain/(loss) on securities available for sale, net of income tax of $307	—	—	—	—	—	—	(596)	(596)
Less: reclassification adjustment for gains included in net income, net of income tax of $11	—	—	—	—	—	—	21	21

Total comprehensive income	—	—	—	—	—	—	—	1,026

Balance, June 30, 2006	3,349,315	$33	$22,147	$—	$(599)	$2,895	$(1,247)	$23,229

Balance, December 31, 2006	3,700,439	$37	$26,906	$—	$(558)	$1,071	$(466)	$26,990
Grant of employee stock options	—	—	44	—	—	—	—	44
Proceeds from exercise of employee stock options	4,372	—	49	—	—	—	—	49
Adjustment related to 7% stock dividend	(108)	—	97	—	—	(97)	—	—
Cash paid in lieu of fractional shares with the 7% stock dividend	—	—	(7)	—	—	—	—	(7)
Shares repurchased pursuant to share repurchase program	(8,881)	—	—	(160)	—	—	—	(160)
Comprehensive income:							—	—
Net income	—	—	—	—	—	1,644	—	1,644
Change in net unrealized gain/(loss) on securities available for sale, net of income tax of $354	—	—	—	—	—	—	(688)	(688)

Total comprehensive income	—	—	—	—	—	—	—	956

Balance, June 30, 2007	3,695,822	$37	$27,089	$(160)	$(558)	$2,618	$(1,154)	$27,872

Share and per share amounts reflect the 3 for 2 stock split distributed on January 18, 2006.

See accompanying notes to consolidated financial statements.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2007	2006
Cash flows from operating activities:
Net income	$1,644	$1,601
Adjustments to reconcile net income to cash provided by operating activities:
Provision for loan losses	791	697
Depreciation	254	191
(Accretion)/amortization of securities discounts and premiums, net	(34)	(24)
Gain on sale of securities available for sale	—	(32)
Gain on sale of guaranteed portion of SBA loans	(97)	(83)
Loss on sale of premises and equipment	9	—
Origination of residential mortgage loans held for sale	(107,893)	(9,214)
Proceeds from sale of residential mortgage loans held for sale	89,931	9,847
Compensation expense for employee stock options granted	44	38
Changes in deferred and accrued amounts:
Prepaid expenses and other assets	(990)	(681)
Accrued expenses and other liabilities	(207)	(360)

Net cash (used in)/provided by operating activities	(16,548)	1,980

Cash flows from investing activities:
Proceeds from maturities/prepayment of securities available for sale	3,567	3,045
Proceeds from sale of securities available for sale	—	2,074
Purchases of securities available for sale	(13,126)	(11,757)
Proceeds from sale of guaranteed portion of SBA loans	1,700	1,409
Loan originations, net of principal collections	(59,252)	(67,020)
Investment in common securities of Trusts	—	(217)
Purchases of premises and equipment	(4,827)	(859)
Proceeds from sale of premises and equipment	5,369	—
Purchase of FHLB and other stock	(649)	(427)

Net cash used in investing activities	(67,218)	(73,752)

Cash flows from financing activities:
Proceeds from issuance of junior subordinated debentures	—	7,217
Increase in FHLB advances	21,000	7,499
Repayment of FHLB advances	(10,393)	(2,142)
Net increase in short-term borrowings	11,751	6,311
Shares repurchased pursuant to share repurchase program	(160)	—
Proceeds from exercise of employee stock options/director stock warrants	49	136
Cash paid in lieu of fractional shares for stock dividend	(7)	—
Net increase in deposits	66,393	37,226

Net cash provided by financing activities	88,633	56,247

Net increase (decrease) in cash and cash equivalents	4,867	(15,525)
Cash and cash equivalents, beginning of year	8,205	21,306

Cash and cash equivalents, end of period	$13,072	$5,781

See accompanying notes to unaudited consolidated financial statements.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2007

Note 1—Nature of Business and Basis of Presentation

Business Activity

First National Bancshares, Inc.

        We are a South Carolina corporation organized in 1999 to serve as the holding company for First National Bank of the South, a national banking association, which we refer to herein as the "bank." As of June 30, 2007, our bank maintained a main office in Spartanburg, South Carolina, five additional full-service branches and three loan production offices in select markets across the state.

        Our assets consist primarily of our investment in the bank and liquid investments. Our primary activities are conducted through the bank. As of June 30, 2007, our consolidated total assets were $554.9 million, our consolidated total loans were $455.1 million, our consolidated total deposits were $443.1 million, and our total shareholders' equity was approximately $27.9 million.

        Our net income is dependent primarily on our net interest income, which is the difference between the interest income earned on loans, investments, and other interest-earning assets and the interest paid on deposits and other interest-bearing liabilities. Our net income also is affected by our noninterest income derived principally from service charges and fees as well as the level of noninterest expenses such as salaries and employee benefits.

        Our operations are significantly affected by prevailing economic conditions, competition, and the monetary, fiscal, and regulatory policies of governmental agencies. Lending activities are influenced by a number of factors, including the general credit needs of individuals and small and medium-sized businesses in our market areas, competition among lenders, the level of interest rates, and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily the rates paid on competing investments, account maturities, and the levels of personal income and savings in our market areas.

First National Bank of the South

        First National Bank of the South is a national banking association with its principal executive offices in Spartanburg, South Carolina. We are primarily engaged in the business of accepting deposits insured by the Federal Deposit Insurance Corporation and providing commercial, consumer, and mortgage loans to the general public. We operate under a traditional community banking model, with a particular focus on commercial real estate and small business lending. We commenced banking operations in March 2000 in Spartanburg, South Carolina, where we operate three full-service branches under the name First National Bank of Spartanburg. Since 2003, we have expanded into four additional counties across South Carolina.

        In October 2005, we successfully converted our Mount Pleasant loan production office, opened in October 2004, to our fourth full-service branch, our first in the Charleston area. In January 2006, we expanded into our state's capital with the opening of our loan production office in Columbia. In February 2006, we opened our loan production office on Daniel Island to expand our presence in the Charleston area.

        In October 2006, we opened our fifth full-service branch, our first in the Greenville market, in a temporary location during the construction of our permanent branch and market headquarters on Pelham Road in Greenville, which was completed in June 2007. We have continued our expansion into the Greenville market by the opening of a full-service branch in an existing facility located in Greer, South Carolina in July 2007.

        We opened a full-service branch at 140 East Bay Street in downtown Charleston County in a leased facility in April 2007. Additionally, we are expanding our banking operations into York and Lancaster Counties, beginning with a loan production office in Rock Hill that opened in February 2007.

        In August 2002, we began to offer trust and investment management services through a strategic alliance with Colonial Trust Company, a South Carolina private trust company established in 1913. We also originate small business loans under the Small Business Administration's ("SBA") various loan programs through our small business lending division, First National Business Capital. The SBA division operates from the market headquarters in Greenville and makes loans to customers located throughout the Carolinas and Georgia. In addition, we opened a wholesale mortgage division on January 29, 2007, as an enhancement to our current banking operations. The division operates from leased office space located at 200 North Main Street in downtown Greenville, South Carolina, and employs a staff of eleven individuals. It offers a wide variety of conforming and non-conforming programs with fixed and variable rate options, as well as FHA/VA and construction/permanent products to its customers who are located primarily in South Carolina. We anticipate the wholesale mortgage division will continue to serve its existing base of other community banks and mortgage brokers.

Basis of Presentation

        The accompanying consolidated financial statements include all of our accounts and the accounts of our bank subsidiary. All significant inter-company accounts and transactions have been eliminated in consolidation. The accompanying unaudited, consolidated financial statements as of June 30, 2007, and for the three-month and six-month periods ended June 30, 2007 and 2006, are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information and with the instructions to Form 10-Q. Accordingly, they do not include all information and footnotes required by GAAP for complete financial statements. However, in the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the financial position as of June 30, 2007, and the results of operations and cash flows for the three-month and six-month periods ended June 30, 2007 and 2006, have been included.

        Operating results for the six-month period ended June 30, 2007, are not necessarily indicative of the results that may be expected for the year ending December 31, 2007, or for any other interim period. For further information, refer to the financial statements and footnotes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on March 20, 2007.

        The consolidated financial statements and notes thereto are presented in accordance with the instructions from Form 10-K. The information included in our 2006 Annual Report on Form 10-K should be referred to in connection with these unaudited interim financial statements. We are not an accelerated filer as defined in Rule 12b-2 of the Exchange Act. As a result, we qualify for the extended compliance period with respect to the accountant's report on management's assessment of internal control over financial reporting and management's annual report on internal control over financial reporting required by Public Company Accounting Oversight Board Auditing Standards No. 2.

Cash and Cash Equivalents

        In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 95, "Statement of Cash Flows", cash and cash equivalents are considered to be those amounts included in the balance sheet captions "Cash and due from banks", "Interest-bearing bank balances", and "Federal funds sold." Cash paid for interest during the six months ended June 30, 2007 and 2006, totaled $10.5 million and $6.1 million, respectively. Cash paid for income taxes during the six months ended June 30, 2007 and 2006, totaled $835,000 and $1.3 million, respectively. Non-cash investing activities for the six months ended June 30, 2007 and 2006, included $688,000 and $596,000 of unrealized losses on available for sale securities, net of income tax, respectively.

Note 2—Net Income per Share

        The following is a reconciliation of the denominator of the basic and diluted per share computations for net income for the three-month and six-month periods ended June 30, 2007 and 2006 (dollars in thousands).

	Three Months Ended June 30,
	2007		2006
	BASIC	DILUTED	BASIC	DILUTED
Net income	$792	$792	$904	$904
Weighted average shares outstanding	3,695,822	3,695,822	3,585,079	3,585,079
Effect of Dilutive Securities:
Stock options & warrants	—	704,189	—	825,322

	3,695,822	4,400,011	3,585,079	4,410,401

Per share amount	$0.21	$0.18	$0.25	$0.20
	Six Months Ended June 30,
	2007		2006
	BASIC	DILUTED	BASIC	DILUTED
Net income	$1,644	$1,644	$1,601	$1,601
Weighted average shares outstanding	3,696,295	3,696,295	3,573,889	3,573,889
Effect of Dilutive Securities:
Stock options & warrants	—	709,199	—	833,652

	3,696,295	4,405,494	3,573,889	4,407,541

Per share amount	$0.44	$0.37	$0.45	$0.37

        Dilutive common shares arise from the potentially dilutive effect of our outstanding stock options and warrants. The assumed conversion of stock options and warrants can create a difference between basic and dilutive net income per common share. The average dilutive shares have been computed utilizing the "treasury stock" method and reflect the 3-for-2 stock split distributed on January 18, 2006, the 6% stock dividend distributed on May 15, 2006, and the 7% stock dividend distributed on March 30, 2007.

Note 3—Stock Compensation Plans

        On January 1, 2006, we adopted the fair value recognition provisions of Financial Accounting Standards Board ("FASB") SFAS No. 123(R), Accounting for Stock-Based Compensation, to account for compensation costs under our stock option plans. We previously accounted for our stock compensation plans under the provisions of SFAS No. 148, Accounting for Stock-Based Compensation, which are consistent with the provisions of SFAS No. 123 (R) but allowed us to use the prospective method of adoption since we did so by December 31, 2003. Prior to our adoption of SFAS No. 148, we utilized the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issues to Employees (as amended) ("APB 25"). Under the intrinsic value method prescribed by APB 25, no compensation costs were recognized for our stock options granted in years prior to 2003 because the option exercise price in our plans equals the market price on the date of grant. Prior to January 1, 2006, we only disclosed the pro forma effects on net income and earnings per share as if the fair value recognition provisions of SFAS 123(R) had been utilized. Since January 1, 2003, we used the fair value method to record the compensation expense for stock options granted after January 1, 2003, over the vesting period of these grants under the prospective method.

        In adopting SFAS No. 123 (R), we elected to use the modified prospective method to account for the transition. Under the modified prospective method, compensation cost is recognized from the adoption date forward for all stock options granted after the date of adoption and for any outstanding unvested awards as if the fair value method had been applied to those awards as of the date of grant.

        The weighted average fair value per share of options granted in the six-month periods ended June 30, 2007, and 2006, amounted to $7.17 and $9.87, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions used for grants: expected volatility of 23.41% and 10.64% for the six months ended June 30, 2007 and 2006, respectively; interest rate of 5.25% and 4.87% for the six months ended June 30, 2007 and 2006, respectively, and expected lives of the options of seven years in all periods presented. There were no cash dividends in any periods presented. A 6% stock dividend was distributed on May 16, 2006, and a 7% stock dividend was distributed on March 30, 2007, and was reflected in the 2006 financial statements. The weighted average fair value amounts reflect these dividends, as well as the 3-for-2 stock splits distributed on January 18, 2006, and March 1, 2004. The outstanding shares also were reduced by 8,881 shares of treasury stock purchased through our share repurchase program during the six months ended June 30, 2007.

Note 4—Sale/Leaseback Transaction

        In February 2007, we entered into an agreement with First National Holdings, LLC to sell, purchase and lease our corporate headquarters, a full-service branch, and the corporate operations center located at 215 N. Pine Street and our full-service branch located at 3090 Boiling Springs Road in Spartanburg, South Carolina for a sales price of $5,450,000. First National Holdings, LLC is owned by a group of nine investors who serve as non-management directors of the company and the bank. Our board of directors approved the agreement. In connection with this transaction, we also entered into an agreement which makes us liable for all remaining construction costs for the corporate operations center, which was under construction when we entered into the agreement but was completed in April 2007. We agreed to lease back these properties for an initial term of twenty-five years with one five-year option to renew at our option. The monthly rental payments of $38,604 during the initial term under a triple-net lease that will be accounted for as an operating lease under the provisions of SFAS No. 13, "Accounting for Leases (as amended)." If we exercise the option to renew the lease as described above, the monthly rental payments will be adjusted to reflect the increase, if any, in the Consumer Price Index between the date of the agreement and the date of commencement of the renewal term. We are considering a second sale/leaseback transaction for the fall of 2007.

Note 5—Subsequent Event

        On July 3, 2007, we priced for sale 720,000 shares of our 7.25% Series A Noncumulative Perpetual Preferred Stock (the "Preferred Stock"), at $25.00 per share through an underwritten public offering. Keefe, Bruyette & Woods, Inc. served as sole underwriter and manager for the offering. We also granted the underwriter a 30-day option to purchase up to an additional 108,000 shares of Preferred Stock at the public offering price, less the underwriting discount, to cover over-allotments.

        Our net proceeds after payment of underwriting discounts and other expenses of the offering were approximately $16.4 million. We intend to use the net proceeds for general corporate purposes, which include, among other things, providing additional capital to our bank subsidiary, First National Bank of the South, to support asset growth and the expansion of the bank's branch network, and repaying a line of credit. The offering closed on July 9, 2007. A registration statement relating to these securities has been filed with, and declared effective by, the Securities and Exchange Commission.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Carolina National Corporation
Columbia, South Carolina

        We have audited the accompanying consolidated balance sheets of Carolina National Corporation as of December 31, 2006 and 2005 and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Carolina National Corporation, as of December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Elliott Davis, LLC
Columbia, South Carolina
March 16, 2007

CAROLINA NATIONAL CORPORATION

Consolidated Balance Sheets

	December 31,
	2006	2005
Assets:
Cash and cash equivalents:
Cash and due from banks	$3,232,394	$3,109,712
Federal funds sold	8,803,000	17,858,000

Total cash and cash equivalents	12,035,394	20,967,712

Investment securities:
Securities available for sale	—	2,989,688
Nonmarketable equity securities	644,400	511,200

Total investment securities	644,400	3,500,888

Loans receivable	194,784,723	139,152,300
Less allowance for loan losses	2,434,900	1,882,099

Loans, net	192,349,823	137,270,201

Premises, furniture and equipment, net	1,486,250	923,858
Accrued interest receivable	1,119,030	649,818
Other assets	1,276,905	1,544,126

Total assets	$208,911,802	$164,856,603

Liabilities:
Deposits:
Noninterest-bearing transaction accounts	$17,666,870	$13,027,867
Interest-bearing transaction accounts	10,307,063	13,635,279
Savings and money market	34,971,834	27,582,626
Time deposits $100,000 and over	65,233,757	43,705,039
Other time deposits	47,402,659	37,794,899

Total deposits	175,582,183	135,745,710
Advances from Federal Home Loan Bank	1,000,000	1,000,000
Accrued interest payable	1,531,840	905,271
Other liabilities	204,804	837,708

Total liabilities	178,318,827	138,488,689

Commitments and contingencies (Notes 10 and 12)
Shareholders' equity:
Preferred stock, 10,000,000 shares authorized, none issued	—	—
Common stock, no par value, 20,000,000 shares authorized; 2,578,503 and 2,427,303 shares issued at December 31, 2006 and 2005, respectively	31,061,361	28,772,288
Retained deficit	(468,386)	(2,397,568)
Accumulated other comprehensive loss	—	(6,806)

Total shareholders' equity	30,592,975	26,367,914

Total liabilities and shareholders' equity	$208,911,802	$164,856,603

The accompanying notes are an integral part of these consolidated financial statements.

CAROLINA NATIONAL CORPORATION

Consolidated Statements of Operations

For the years ended December 31, 2006 and 2005

	2006	2005
Interest income:
Loans, including fees	$12,782,955	$7,654,084
Investment securities:
Taxable	8,848	60,000
Nonmarketable equity securities	74,390	31,068
Federal funds sold	681,979	279,319

Total	13,548,172	8,024,471

Interest expense:
Time deposits $100,000 and over	2,614,004	1,256,654
Other deposits	2,883,333	1,566,036
Note payable	—	117,809
Other	45,179	12,030

Total	5,542,516	2,952,529

Net interest income	8,005,656	5,071,942
Provision for loan losses	603,355	550,362

Net interest income after provision for loan losses	7,402,301	4,521,580

Noninterest income:
Service charges on deposit accounts	208,883	191,393
Residential mortgage origination fees	107,068	107,580
Advances from Federal Home Loan Bank	97,281	74,709

Total noninterest income	413,232	373,682

Noninterest expenses:
Salaries and employee benefits	2,420,760	2,323,102
Net occupancy	410,104	304,328
Furniture and equipment	239,102	170,744
Other operating	1,709,028	1,103,578

Total noninterest expense	4,778,994	3,901,752

Income before income taxes	3,036,539	993,510
Income tax expense	1,107,357	346,277

Net income	$1,929,182	$647,233

Earnings per share
Basic earnings per share	$.75	$.44

Diluted earnings per share	$.73	$.42

Average shares outstanding—basic	2,575,002	1,473,878

Average shares outstanding—diluted	2,659,265	1,552,982

The accompanying notes are an integral part of these consolidated financial statements.

CAROLINA NATIONAL CORPORATION

Consolidated Statements of Changes in Shareholders' Equity

and Comprehensive Income

For the years ended December 31, 2006 and 2005

	Common Stock			Accumulated Other Comprehensive Income (Loss)
			Retained Deficit
	Shares	Amount			Total
Balance, December 31, 2004	1,427,303	$13,994,796	$(3,044,801)	$(24,881)	$10,925,114
Issuance of common stock, net	1,000,000	14,777,492			14,777,492
Net income			647,233		647,233
Other comprehensive income, net of tax				18,075	18,075

Comprehensive income					665,308

Balance, December 31, 2005	2,427,303	$28,772,288	$(2,397,568)	$(6,806)	$26,367,914

Issuance of common stock, net	150,000	2,245,344			2,245,344
Stock-based compensation		31,729			31,729
Exercise of Options	1,200	12,000			12,000
Net income			1,929,182		1,929,182
Other comprehensive income, net of tax				6,806	6,806

Comprehensive income					1,935,988

Balance, December 31, 2006	2,578,503	$31,061,361	$(468,386)	$—	$30,592,975

The accompanying notes are an integral part of these consolidated financial statements.

CAROLINA NATIONAL CORPORATION

Consolidated Statements of Cash Flows

For the years ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:
Net income	$1,929,182	$647,233
Adjustments to reconcile net loss to net cash provided by operating activities:
Provision for loan losses	603,355	549,899
Depreciation and amortization expense	239,933	165,184
Deferred income tax expense	630,179	275,694
Stock based Compensation Expense	31,729	—
Increase in accrued interest receivable	(469,212)	(277,291)
Increase in accrued interest payable	626,569	616,182
Loss on disposal of asset	7,200	—
Increase in other assets	(125,396)	(115,247)
(Decrease) increase in other liabilities	(873,972)	540,799

Net cash provided by operating activities	2,599,567	2,402,453

Cash flows from investing activities:
Purchases of nonmarketable equity securities	(133,200)	(118,800)
Calls or maturities of securities held to maturity	3,000,000	—
Net increase in loans	(55,682,977)	(48,848,551)
Purchase of premises, furniture and equipment	(809,525)	(378,531)

Net cash used by investing activities	(53,625,702)	(49,345,882)

Cash flows from financing activities:
Net increase in demand deposits, interest-bearing transaction accounts and savings accounts	8,699,995	13,061,316
Net increase in certificates of deposit and other time deposits	31,136,478	36,590,470
Repayment of notes payable	—	(900,000)
Advances from Federal Home Loan Bank	—	1,000,000
Proceeds from exercise of stock options	12,000	—
Issuance of common stock, net	2,245,344	14,777,492

Net cash provided by financing activities	42,093,817	64,529,278

Net increase (decrease) in cash and cash equivalents	(8,932,318)	17,585,849
Cash and cash equivalents, beginning of year	20,967,712	3,381,863

Cash and cash equivalents, end of year	$12,035,394	$20,967,712

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Organization—Carolina National Corporation (the Company) was incorporated on February 14, 2000, to be a bank holding company for Carolina National Bank & Trust Company (the Bank). Carolina National Bank & Trust Company commenced business on July 15, 2002. The principal business activity of the Bank is to provide banking services to domestic markets, principally in Richland County, South Carolina and a loan production office in Horry County, South Carolina. The Bank is chartered under the National Bank Act, and its deposits are insured by the Federal Deposit Insurance Corporation up to applicable limits. The consolidated financial statements include the accounts of the parent company and its wholly-owned subsidiary after elimination of all significant intercompany balances and transactions.

        Management's Estimates—The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

        Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans, including valuation allowances for impaired loans, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and valuation of foreclosed real estate, management obtains independent appraisals for significant properties. Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment.

        While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

        Concentrations of Credit Risk—Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

        The Company makes loans to individuals, small and medium sized businesses for various personal and commercial purposes primarily within the Columbia, South Carolina metropolitan area. The Company's loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. Additionally, management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions.

        In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk from concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc), and loans with high loan-to-value ratios. Management has determined that there is no concentration of credit risk associated with its lending policies or practices. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-

amortizing loans with maturities prior to the loan being fully paid (i.e., balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

        As of December 31, 2006, the company had no available for sale investment securities. At December 31, 2005 the Company's investment portfolio consisted principally of obligations of the United States, its agencies or its corporations. In the opinion of management, this did not represent a concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

        Securities Available-for-Sale—Securities available-for-sale are carried at amortized cost and adjusted to estimated market value by recognizing the aggregate unrealized gains or losses in a valuation account. Aggregate market valuation adjustments are recorded in shareholders' equity net of deferred income taxes. Reductions in market value considered by management to be other than temporary are reported as a realized loss and a reduction in the cost basis of the security. The adjusted cost basis of investments available-for-sale is determined by specific identification and is used in computing the gain or loss upon sale.

        Nonmarketable Equity Securities—Nonmarketable equity securities include the cost of the Company's investment in the stock of the Federal Reserve Bank of Richmond and the Federal Home Loan Bank of Atlanta. The stocks have no quoted market value and no ready market exists. Investment in the Federal Home Loan Bank is a condition of borrowing from the Federal Home Loan Bank, and the stock is pledged to collateralize such borrowings. At December 31, 2006 and 2005, the Company's investment in Federal Home Loan Bank stock was $374,400 and $241,200, respectively. The investment in Federal Reserve Bank stock totaled $270,000 at December 31, 2006 and 2005. Dividends received on these stocks are included as a separate component of interest income.

        Loans Receivable—Loans are stated at their unpaid principal balance. Interest income is computed using the simple interest method and is recorded in the period earned. Fees earned on loans are amortized over the life of the loan.

        When serious doubt exists as to the collectibility of a loan or when a loan becomes contractually 90 days past due as to principal or interest, interest income is generally discontinued unless the estimated net realizable value of collateral exceeds the principal balance and accrued interest. When interest accruals are discontinued, income earned but not collected is reversed.

        The Company identifies impaired loans through its normal internal loan review process. Loans on the Company's problem loan watch list are considered potentially impaired loans. These loans are evaluated in determining whether all outstanding principal and interest are expected to be collected in accordance with the contractual terms. Loans are not considered impaired if a minimal payment delay occurs and all amounts due, including accrued interest at the contractual interest rate for the period of delay, are expected to be collected. At December 31, 2006, management has determined that the Company had no impaired loans.

        Allowance for Loan Losses—The provision for loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate reserve to meet the probable loan losses incurred the current loan portfolio. Management's judgment is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, and prevailing economic conditions. Loans that are determined to be uncollectible are charged against the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance.

        Impaired Loans—The Bank accounts for impaired loans in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan." This statement requires that all lenders value loans at the loan's fair value if it is probable that the lender will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate. SFAS No. 114 was amended by SFAS No. 118 to allow a lender to use existing methods for recognizing interest income on an impaired loan and by requiring additional disclosures about how a creditor recognizes interest income on an impaired loan.

        Under SFAS No. 114, as amended by SFAS No. 118, when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off. When this doubt does not exist, cash receipts are applied under the contractual terms of the loan agreement first to interest income then to principal.

        A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

        Premises, Furniture and Equipment—Premises, furniture and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed by the straight-line method, based on the estimated useful lives for buildings of 40 years and for furniture and equipment of 5 to 10 years. Leasehold improvements are amortized over the life of the lease. The cost of assets sold or otherwise disposed of and the related allowance for depreciation are eliminated from the accounts and the resulting gains or losses are reflected in the income statement when incurred. Maintenance and repairs are charged to current expense. The costs of major renewals and improvements are capitalized.

        Residential Loan Origination Fees—The Company offers residential loan origination services to its customers in its immediate market area. The loans are offered on terms and prices offered by the Company's correspondents and are closed in the name of the correspondents. The Company receives fees for services it provides in conjunction with the origination services it provides. The fees are recognized at the time the loans are closed by the Company's correspondent.

        Income Taxes—Income taxes are the sum of amounts currently payable to taxing authorities and the net changes in income taxes payable or refundable in future years. Income taxes deferred to future years are determined utilizing a liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of certain assets and liabilities which are principally the allowance for loan losses, depreciable premises and equipment, and net operating loss carryforwards.

        Advertising Expense—Advertising and public relations costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expended in the period in which the direct mailings are sent. Advertising and public relations costs of $152,788 and $73,297 were included in the Company's results of operations for 2006 and 2005, respectively.

        Retirement Benefits—The Company has a 401(k) Plan in place for the benefit of all eligible employees. The Company contributes to the Plan annually upon approval by the Board of Directors.

The amount of the contributions made is at the discretion of the Board. Contributions made to the Plan in 2006 and 2005 amounted to $49,594 and $35,765, respectively.

        Stock-Based Compensation—The Company has a stock-based employee compensation plan which is further described in Note 14. For the year ended December 31, 2005, the Company utilized the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (as amended) ("APB 25"). Under the intrinsic value method prescribed by APB 25, no compensation cost was recognized for the Company's stock options because the option exercise price equaled the market price on the grant date.

        Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123 (R)"). SFAS No. 123(R), requires that the fair value of share-based payments to employees, including stock options, be recognized as compensation expense in the statement of operations.

        In adopting SFAS No. 123(R), the Company elected to use the modified prospective method to account for the transition from the intrinsic value method to the fair value recognition method. Under the modified prospective method, compensation cost is recognized from the adoption date forward for all new stock options granted and for any outstanding unvested awards as if the fair value method had been applied to those awards as of the date of grant. The following table illustrates the effect on net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested awards in each period.

        In addition, the Company has outstanding stock warrants which were issued to directors of the Bank in connection with the organization of the Bank as described in Note 13. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123(R), to stock-based employee compensation for both the stock options and stock warrants in 2006 and 2005.

	Year Ended December 31,
	2006	2005
Net income, as reported	$1,929,182	$647,233
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(31,729)	(56,735)
Add: Amount of stock-based compensation included in net income as reported	31,729	—

Pro forma net income including stock based cost based on the fair value method	$1,929,182	$590,498

Income per share:
Basic—as reported	$.75	$.44

Basic—pro forma	$.75	$.41

Diluted—as reported	$.73	$.42

Diluted—pro forma	$.73	$.38

        In calculating the pro forma disclosures, the fair value of options and warrants granted is estimated as of the date granted using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2006; dividend yield of 0 percent; expected volatility of

19.88 percent; risk-free interest rate of 4.93 percent; and expected life of 7 years. The assumptions used for grants in 2005; dividend yield of 0 percent, expected volatility of 24.98 percent; risk-free interest rate of 4.05 percent; and expected life of 7 years.

        Income Per Share—Basic income per share represents income available to shareholders divided by the weighted-average number of common shares outstanding during the period. Dilutive income per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by the Company relate to both outstanding warrants and stock options and are determined using the treasury stock method.

        Comprehensive Income—Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

        The components of other comprehensive income and related tax effects for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005
Unrealized holding gains on securities available-for-sale	$10,312	$20,625
Reclassification adjustment for losses realized in net income	—	—

Net unrealized gains on securities available-for-sale	10,312	20,625
Tax effect	(3,506)	(2,550)

Net-of-tax amount	$6,806	$18,075

        Statement of Cash Flows—For purposes of reporting cash flows in the financial statements, the Company considers certain highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents include amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

        Interest paid on deposits and other borrowings totaled $4,915,947 and $2,952,529 for the years ended December 31, 2006 and 2005, respectively.

        Income taxes paid for the years ended December 31, 2006 and 2005 totaled $732,688 and $17,980, respectively.

        Changes in the valuation account of securities available-for-sale, including the deferred tax effects, are considered noncash transactions for purposes of the statement of cash flows and are presented in detail in the notes to the financials.

        Off-Balance-Sheet Financial Instruments—In the ordinary course of business, the Company enters into off-balance-sheet financial instruments consisting of commitments to extend credit and letters of credit. These financial instruments are recorded in the financial statements when they become payable by the customer.

        Recent Accounting Pronouncements—The following is a summary of recent authoritative pronouncements:

        In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140." This Statement amends FASB No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract; requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; permits an entity to choose its subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities; at its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value; and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. An entity should adopt SFAS No. 156 as of the beginning of its first fiscal year that begins after September 15, 2006. The Company does not believe the adoption of SFAS No. 156 will have a material impact on its financial position, results of operations or cash flows.

        In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in enterprises' financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently analyzing the effects of FIN 48 on its financial position, results of operations and cash flows.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard does not require any new fair value measurements, but rather eliminates inconsistencies found in various prior pronouncements. SFAS 157 is effective for the Company on January 1, 2008 and is not expected to have a significant impact on the Company's financial statements.

        In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158"), which amends SFAS 87 and SFAS 106 to require recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. The measurement date—the date at which the benefit obligation and plan assets are measured—is required to be the company's fiscal year end. SFAS 158 is effective for publicly-held companies for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. The Company does not have a defined benefit pension plan. Therefore, SFAS 158 will not impact the Company's financial conditions or results of operations.

        In September, 2006, the FASB ratified the consensuses reached by the FASB's Emerging Issues Task Force ("EITF") relating to EITF 06-4 "Accounting for the Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements." EITF 06-4

addresses employer accounting for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods should recognize a liability for future benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", or Accounting Principles Board ("APB") Opinion No. 12, "Omnibus Opinion—1967". EITF 06-4 is effective for fiscal years beginning after December 15, 2007. Entities should recognize the effects of applying this Issue through either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. The Company does not believe the adoption of EITF 06-4 will have a material impact on its financial position, results of operations and cash flows.

        In September 2006, the FASB ratified the consensus reached related to EITF 06-5, "Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance." EITF 06-5 states that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract. EITF 06-5 also states that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). EITF 06-5 is effective for fiscal years beginning after December 15, 2006. The Company does not believe the adoption of EITF 06-5 will have a material impact on its financial position, results of operations or cash flows.

        In September 2006, the SEC issued Staff Accounting Bulleting No. 108 ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB 108, Companies might evaluate the materiality of financial statement misstatements using either the income statement or balance sheet approach, with the income statement approach focusing on new misstatements added in the current year, and the balance sheet approach focusing on the cumulative amount of misstatement present in a company's balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another approach, and not be corrected. SAB 108 now requires that companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. The Company has analyzed SAB 108 and determined that upon adoption it will have no impact on the reported results of operations or financial position.

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115." This statement permits, but does not require, entities to measure many financial instruments at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities electing this option will apply it when the entity first recognizes an eligible instrument and will report unrealized gains and losses on such instruments in current earnings. This statement 1) applies to all entities, 2) specifies certain election dates, 3) can be applied on an instrument-by-instrument basis with some exceptions, 4) is irrevocable and 5) applies only to entire instruments. One exception is demand deposit liabilities which are explicitly excluded as qualifying for fair value.

        With respect to SFAS 115, available-for-sale and held-to-maturity securities at the effective date are eligible for the fair value option at that date. If the fair value option is elected for those securities at the effective date, cumulative unrealized gains and losses at that date shall be included in the cumulative-effect adjustment and thereafter, such securities will be accounted for as trading securities. SFAS 159 is effective for the Company on January 1, 2008. Earlier adoption is permitted in 2007 if the Company also elects to apply the provisions of SFAS 157, "Fair Value Measurement." The Company is currently analyzing the fair value option provided under SFAS 159.

        Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations and cash flows.

        Risks and Uncertainties—In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

        The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

        Reclassifications—Certain captions and amounts in the 2005 financial statements were reclassified to conform with the 2006 presentation.

NOTE 2—CASH AND DUE FROM BANKS

        The Company is required to maintain cash balances with The Bankers Bank to cover all cash letter transactions. At December 31, 2006 and 2005, the requirement was met by the cash balance in the account. The Bank is also required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the bank, or on deposit with the Federal Reserve Bank. At December 31, 2006 and 2005, these required reserves were met by vault cash.

NOTE 3—INVESTMENT SECURITIES

        The Company had no investment securities available for sale at December 31, 2006. At December 31, 2005 securities available-for-sale consisted of the following:

December 31, 2005	Amortized Cost	Gross Gains	Unrealized Losses	Estimated Fair Value
Government sponsored enterprises	$3,000,000	$—	10,312	$2,989,688

        Securities of U.S. government agencies and corporations at December 31, 2005 consists of one security which matured on February 9, 2006.

        At December 31, 2006 and 2005, no investment securities were pledged as collateral to secure public deposits or for other purposes as required or permitted by law.

NOTE 4—LOANS RECEIVABLE

        Major classifications of loans receivable are summarized as follows:

	December 31,
	2006	2005
Mortgage loans on real estate:
Residential 1-4 Family	$24,574,431	$17,501,409
Multifamily	937,203	—
Commercial	73,015,515	50,513,416
Construction and Land	44,708,663	24,559,227
Second Mortgage Loans	1,498,413	1,384,798
Equity Lines of Credit	27,429,465	25,056,638

	172,163,690	119,015,488
Commercial and industrial	20,363,359	17,809,622
Consumer	2,257,674	2,305,145
Other	—	22,045

Total loans	$194,784,723	$139,152,300

        Transactions in the allowance for loan losses during 2006 and 2005 are summarized below:

	2006	2005
Balance, beginning of year	$1,882,099	$1,332,200
Provision charged to operations	603,355	550,362
Chargeoffs	(50,554)	(463)

Balance, end of year	$2,434,900	$1,882,099

        At December 31, 2006, the Bank had eight loans in nonaccrual status totaling $653,313. Five of these loans on nonaccrual totaling $586,115 are secured by real estate and no loss is anticipated, the remaining three loans are secured by automobiles and minimal to no loss is anticipated on them. There were no loans in nonaccrual status as of December 31, 2005. Additionally, as of December 31, 2006, the Bank had one loan 90 days or more past due in the amount of $425,000 accruing interest. This loan is secured by real estate and in process of being brought current with no loss anticipated. There were no loans 90 days, or more past due at December 31, 2005.

NOTE 5—PREMISES, FURNITURE AND EQUIPMENT

        Premises, furniture and equipment consisted of the following:

	December 31,
	2006	2005
Buildings	$220,683	$220,683
Leasehold improvements	829,317	276,282
Furniture and equipment	1,116,731	884,452

Total	2,166,731	1,381,417
Less, accumulated depreciation	680,481	457,559

Premises, furniture and equipment, net	$1,486,250	$923,858

        Depreciation and amortization expense was $240,753 and $175,505 for the years ended December 31, 2006 and 2005, respectively.

NOTE 6—DEPOSITS

        At December 31, 2006, the scheduled maturities of certificates of deposit were as follows:

Amount
Maturing In:
2007	$94,962,230
2008	13,747,939
2009	3,893,247
2010	33,000

Total	$112,636,416

NOTE 7—ADVANCES FROM FEDERAL HOME LOAN BANK

        As of December 31, 2006 and 2005, the Bank had one advance from the Federal Home Loan Bank in the amount of $1,000,000. The advance has a fixed interest rate of 4.51% and matures on March 27, 2007. Interest is paid monthly and principal is due at maturity. As collateral, the Bank has pledged liens on a portion of one to four family revolving loans and second mortgage loans. The aggregate balance of these loans was $27,429,465 at December 31, 2006. The advance is subject to prepayment penalties.

NOTE 8—OTHER OPERATING EXPENSES

        Other operating expenses for the years ended December 31, 2006 and 2005 are summarized below:

	2006	2005
Professional fees	$243,911	$107,682
Telephone expenses	51,273	39,346
Office supplies, stationery, and printing	108,608	83,215
Data processing and related expenses	387,059	312,997
Advertising and public relations	152,788	73,297
Postage	44,805	33,379
Other legal expenses	26,126	43,942
Other	694,458	409,720

Total	$1,709,028	$1,103,578

NOTE 9—INCOME TAXES

        Income tax expense for the years ended December 31, 2006 and 2005 is summarized as follows:

	2006	2005
Current portion
Federal	$387,807	$12,371
State	89,371	2,735

Total current	477,178	15,106

Deferred	626,672	328,622

Income tax expense	$1,103,850	$343,728

Income tax expense is allocated as follows:
To continuing operations	$1,107,357	$346,277
To shareholders' equity	(3,507)	(2,549)

	$1,103,850	$343,728

        The gross amounts of deferred tax assets and deferred tax liabilities are as follows:

	December 31,
	2006	2005
Deferred tax assets:
Allowance for loan losses	$478,120	$630,604
Net operating loss carryforward	2,539	450,657
Organization and start-up costs	41,226	123,675
Loan origination costs	103,631	82,376
Other	26,269	3,172

Total deferred tax assets	651,785	1,290,484

Deferred tax liabilities:
Accumulated depreciation	14,612	49,584
Available for sale securities	—	3,507
Prepaids	26,452	—

Total deferred tax liabilities	41,604	53,091

Net deferred tax asset	$610,721	$1,237,393

        Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. As of December 31, 2006 management believes it will fully realize 100% of the Company's deferred tax asset.

        The Company has a net state operating loss for income tax purposes of $76,943 as of December 31, 2006. This net operating loss expires in the year 2026.

        A reconciliation between the income tax expense allocated to continuing operations and the amount computed by applying the Federal statutory rate of 34% for 2006 and 2005 to income before income taxes follows:

	2006	2005
Tax expense at statutory rate	$1,032,423	$337,793
State income tax, net of federal income tax effect	58,985	18,432
Other	15,949	(9,948)

Income tax expense	$1,107,357	$346,277

NOTE 10—LEASES

        The Company has entered into nine separate lease agreements for properties in Richland County, South Carolina for branch banking and mortgage operations. The leases have various initial terms and expire on various dates through 2022. The lease agreements generally provide that the Bank is responsible for ongoing repairs and maintenance, insurance and real estate taxes. The leases also provide for renewal options and certain scheduled increases in monthly lease payments. The Company has also entered into two separate month to month leases for loan production offices. One lease is for property located in Horry County at a rate of $400 per month and is cancelable with 90 days notice. The other lease is for property located in Richland County at a rate monthly of $438 and is cancelable with 30 days notice.

        Rental expense under these operating lease agreements was $264,849 and $229,639 for the years ended December 31, 2006 and 2005, respectively.

        Minimal future rental payments under non-cancelable operating leases having remaining terms in excess of one year, for each of the next five years and in the aggregate are:

2007	$333,268
2008	507,226
2009	507,226
2010	475,601
2011	472,726
Thereafter	2,539,756

Total minimum future rental payments	$4,835,803

NOTE 11—RELATED PARTY TRANSACTIONS

        Certain parties (principally certain directors and executive officers of the Company, their immediate families and business interests) were loan customers of and had other transactions in the normal course of business with the Bank. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. As of December 31, 2006 and 2005, the Bank had related party loans totaling $3,830,686 and $3,476,375, respectively. During 2006, advances on related party loans totaled $892,038, and repayments were $534,727. During 2005, advances on related party loans totaled $1,249,821, and repayments were $364,646.

        As of December 31, 2006 and 2005, deposits of directors and executive officers of the Company and their immediate families totaled $7,056,904 and $2,741,681, respectively.

        The Bank maintains a month to month lease on property in Richland County, South Carolina for one of its loan production offices with a company that is owned by one of its directors. The lease payment is $438 per month, which is considered to be fair market value, and can be cancelled with 30 days notice.

NOTE 12—COMMITMENTS AND CONTINGENCIES

        The Company may from time to time be subject to claims and lawsuits which arise primarily in the ordinary course of business. Management is not aware of any legal proceedings which would have a material adverse effect on the financial position or operating results of the Company.

NOTE 13—STOCK WARRANTS

        The organizers of the Company, including all of the directors of the Company received stock warrants giving them the right to purchase two shares for every three shares they purchased in the initial offerings of the Company's common stock at a price of $10 per share. One third of the warrants vested each July 15 of 2003, 2004 and 2005 and expire on July 15, 2012. Warrants held by directors of the Company will expire 90 days after the director ceases to be a director or officer of the Company (365 days if due to death or disability). At December 31, 2006 and 2005, warrants for 200,555 shares had been granted and all were exercisable. The aggregate intrinsic value of warrants outstanding and exercisable as of December 31, 2006 was $1,596,418. No warrants vested in 2006. The total fair value of the warrants vesting in 2005 was $185,849.

NOTE 14—STOCK COMPENSATION PLAN

        Under the terms of an employment agreement with the Company's Chief Executive Officer (CEO), stock options were granted to him as part of his compensation and benefits package. Under the agreement, the CEO was granted 64,701 stock options on July 15, 2002. These options vest at a rate of 20% per year for five years, beginning with the grant date. The options have an exercise price of $10.00 per share and terminate ten years after the date of grant.

        The Company has also granted a total of 62,100 stock options to its employees. Of these, 40,500 were granted in 2002; 3,500 were granted in 2004; 12,200 were granted in 2005 and 5,900 were granted in 2006. These options will vest 30% at the end of three years, 30% at the end of four years, and 40% at the end of five years. Years will be measured from the grant dates. The options issued in 2006 have an exercise price of $18.49 and the options issued in 2005 have exercise prices of $13.50 per share. All issued options terminate ten years after the date of grant. The weighted average grant date fair value of options granted was $6.60 in 2006 and $3.30 in 2005. The aggregate intrinsic value of exercised options in 2006 was $9,636. The aggregate fair value of options exercised in 2006 was $3,336. No options were exercised in 2005. As of December 31, 2006 there was $57,869 of total unrecognized compensation cost related to non vested share-based compensation arrangements granted under the plan. That cost is expected to be recognized over a weighted average period of 4.79 years. The total fair value of the shares vested during the years ended December 31, 2006 and 2005 was $51,069 and $54,405, respectively.

        A summary of the status of the Company's stock options as of December 31, 2006 and 2005, and changes during each year is presented below:

	2006		2005
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	102,501	$10.43	90,301	$10.01
Granted	5,900	18.49	12,200	13.50
Exercised	1,200	10.00	—
Forfeited	12,900	13.07	—

Outstanding at end of year	94,301	10.55	102,501	10.43

        The following table summarizes information about stock options outstanding under the Company's plan at December 31, 2006:

	Outstanding	Exercisable
Number of options	94,301	76,761
Weighted average remaining life	5.85 years	5.54 years
Weighted average exercise price	$10.55	$10.00
High exercise price	$18.49	$10.00
Low exercise price	$10.00	$10.00
Aggregate Intrinsic Value	$699,355	$611,018
	Weighted- Average Grant-Date
	Shares	Fair Value
Nonvested at January 1, 2006	44,110	$2.95
Granted	5,900	$6.60
Vested	(19,570)	$2.78
Forfeited	12,900	$3.53

Nonvested at December 31, 2006	17,540	$3.89

NOTE 15—INCOME PER SHARE

        Basic income per share is computed by dividing net income by the weighted-average number of common shares outstanding. Diluted income per share is computed by dividing net income by the weighted-average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock warrants and stock options.

	2006		2005
Net income per share—basic computation:
Net income to common shareholders		$1,929,182		$647,233

Average common shares outstanding—basic		$2,575,002		1,473,878

Basic income per share	$	..75	$	..44

Net income per share—dilutive computation:
Net income to common shareholders		$1,929,182		$647,233

Average common shares outstanding—basic		2,575,002		1,473,878
Incremental shares from assumed conversion of stock warrants and options		84,263		79,104

Average common shares outstanding—diluted		2,659,265		1,552,982

Diluted income per share	$	..73	$	..42

NOTE 16—REGULATORY MATTERS

        The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct adverse material effect on the Bank's financial condition. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

        Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. For the Bank, Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets. For the Bank, Tier 2 capital consists of the allowance for loan losses and subordinated debt subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

        The Bank is also required to maintain capital at a minimum level based on total assets, which is known as the leverage ratio. Only the strongest banks are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

        As of December 31, 2006, the most recent notification from the Bank's primary regulator categorized it as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events that management believes have changed the Bank's category.

        The following table summarizes the capital amounts and ratios of the Bank and the regulatory minimum requirements at December 31, 2006 and 2005.

	Actual		For Capital Adequacy Purposes		To Be Well- Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
December 31, 2006
Total capital (to risk-weighted assets)	$23,537	11.57%	$16,280	8.00%	$20,350	10.00%
Tier 1 capital (to risk-weighted assets)	21,105	10.37%	7,273	4.00%	11,343	6.00%
Tier 1 capital (to average assets)	21,105	10.27%	7,357	4.00%	9,413	5.00%
December 31, 2005
Total capital (to risk-weighted assets)	$18,994	13.18%	$11,524	8.00%	$14,406	10.00%
Tier 1 capital (to risk-weighted assets)	17,192	11.93%	5,762	4.00%	8,643	6.00%
Tier 1 capital (to average assets)	17,192	11.21%	6,133	4.00%	7,666	5.00%

        At December 31, 2006 and 2005 the Company was required to have a total capital to risk-weighted assets ratio of at least 8.00%, a Tier 1 capital to risk-weighted assets ratio of at least 4.00% and a Tier 1 capital to average assets ratio of at least 4.00%. The Company exceeded those limits by a substantial margin for both 2006 and 2005. The Federal Reserve expects bank holding companies with higher levels of risks, or that are experiencing or anticipating significant growth, to maintain capital well above the minimums.

NOTE 17—UNUSED LINES OF CREDIT

        As of December 31, 2006, the Company had unused lines of credit to purchase federal funds from unrelated banks totaling $6,200,000. These lines of credit are available on a one to fourteen day basis for general corporate purposes. As of December 31, 2006, we had not drawn on these lines of credit. The Company has a line of credit to borrow funds from the Federal Home Loan Bank up to 10% of the Bank's total assets, which meant $20,869,168 was available as of December 31, 2006. As of December 31, 2006, the Bank had obtained advances totaling $1,000,000. The Company also had a line of credit to borrow funds from Chase Bank up to $10,000,000 as of December 31, 2006. As of December 31, 2006, the Company did not owe any balance on this line.

NOTE 18—SHAREHOLDERS' EQUITY

        Stock Offering—On December 15, 2005, the Company closed on a secondary stock offering whereby 1,000,000 shares of the Company's stock were issued at $16.00 per share. Net proceeds after deducting underwriter discounts and expenses were approximately $14.8 million. Proceeds from the offering are being used to support the growth of the Company. As part of the offering, the Company gave the underwriter an option to purchase an additional 150,000 shares at the offering price for a period of 45 days. This option was exercised in 2006 and the additional proceeds from the sale of this purchase option are also being used to support the growth of the Company.

        Restriction on Dividends—The ability of the Company to pay cash dividends is dependent upon receiving cash in the form of dividends from the Bank. However, there are restrictions on the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans, or advances. The approval of the Office of the Comptroller of the Currency is required to pay dividends in excess of the Bank's net profits (as defined) for the current year plus retained net profits (as defined) for the preceding two years, less any required transfers to surplus. As of December 31, 2006 and 2005, the Bank had no retained earnings available for dividends.

NOTE 19—FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

        The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A commitment involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Company's exposure to credit loss in the event of nonperformance by the other party to the instrument is represented by the contractual notional amount of the instrument. Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in making commitments to extend credit as it does for on-balance-sheet instruments. Standby letters of credit are conditional commitments issued to guarantee a customer's performance to a third party and have essentially the same credit risk as other lending facilities.

        Collateral held for commitments to extend credit and standby letters of credit varies but may include accounts receivable, inventory, property, plant, equipment and income-producing commercial properties.

        The following table summarizes the Company's off-balance-sheet financial instruments whose contract amounts represent credit risk:

	December 31,
	2006	2005
Commitments to extend credit	$37,373,769	$30,495,033

Standby letters of credit	$1,568,954	$1,118,352

NOTE 20—FAIR VALUE OF FINANCIAL INSTRUMENTS

        The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.

        The following methods and assumptions were used to estimate the fair value of significant financial instruments:

        Cash and Due from Banks—The carrying amount is a reasonable estimate of fair value.

        Federal Funds Sold—Federal funds sold are for a term of one day, and the carrying amount approximates the fair value.

        Investment Securities—For securities available-for-sale, fair value equals the carrying amount which is the quoted market price. The carrying value of nonmarketable equity securities approximates the fair value since no ready market exists for the stocks.

        Loans receivable—For certain categories of loans, such as variable rate loans which are repriced frequently and have no significant change in credit risk, fair values are based on the carrying amounts. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

        Deposits—The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

        Advances from Federal Home Loan Bank—The fair value of fixed rate borrowings are estimated using a discounted cash flow calculation that applies the Company's current borrowing rate from the Federal Home Loan Bank.

        Accrued Interest Receivable and Payable—The carrying value of these instruments is a reasonable estimate of fair value.

        Off-Balance-Sheet Financial Instruments—The carrying amount for loan commitments and standby letters of credit which are off-balance-sheet financial instruments approximates the fair value since the obligations are typically based on current market rates.

        The carrying values and estimated fair values of the Company's financial instruments are as follows:

	December 31,
	2006		2005
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:
Cash and due from banks	$3,232,394	$3,232,394	$3,109,712	$3,109,712
Federal funds sold	8,803,000	8,803,000	17,858,000	17,858,000
Nonmarketable equity securities	644,400	644,400	511,200	511,200
Securities available for sale	—	—	2,989,688	2,989,688
Loans receivable	194,784,723	191,695,691	139,152,300	137,089,994
Accrued interest receivable	1,119,030	1,119,030	649,818	649,818
Financial Liabilities:
Demand deposit, interest-bearing transaction, and savings accounts	$62,945,767	$62,945,766	$54,245,772	$54,245,772
Certificates of deposit and other time deposits	112,636,416	112,748,370	81,499,938	81,051,780
Advances from Federal Home Loan Bank	1,000,000	997,632	1,000,000	993,698
Note payable			—	—
Accrued interest payable	1,531,840	1,531,840	905,271	905,271
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Off-Balance Sheet Financial Instruments:
Commitments to extend credit	$37,373,769	$—	$30,495,033	$—
Standby letters of credit	1,568,954	—	1,118,352	—

NOTE 21—CAROLINA NATIONAL CORPORATION (PARENT COMPANY ONLY)

        Presented below are the condensed financial statements for Carolina National Corporation (Parent Company Only).

Condensed Balance Sheets

	December 31,
	2006	2005
Asset
Cash	$8,401,148	$7,844,259
Investment in banking subsidiary	21,971,702	18,478,989
Loans receivable	168,527	173,772
Less allowance for loan losses	2,600	2,600

Loans, net	165,927	171,172

Other assets	54,198	—

Total assets	$30,592,975	$26,494,420

Liabilities and shareholders' equity
Other liabilities	$—	$126,506
Shareholders' equity	30,592,975	26,367,914

Total liabilities and shareholders' equity	$30,592,975	$26,494,420

Condensed Statements of Operations
For the years ended December 31, 2006 and 2005

	2006	2005
Income	$13,899	$174,500
Expenses
Other expenses	112,705	119,696

Income (loss) before income taxes and equity in undistributed income of banking subsidiary	(98,806)	54,804
Income tax	42,081	28,168
Equity in undistributed income of banking subsidiary	1,985,907	620,597

Net income	$1,929,182	$647,233

Condensed Statements of Cash Flows
For the years ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:
Net income	$1,929,182	$647,233
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	—	(8,400)
Stock based compensation expense	31,729	—
Increase (decrease) in other assets	(54,198)	37,815
Equity in undistributed income of banking subsidiary	(1,985,907)	(620,597)
(Decrease) increase in other liabilities	(126,506)	98,579

Net cash provided by (used for) operating activities	(205,700)	154,630

Cash flows from investing activities:
Purchase of Bank stock	—	(9,700,000)
Capital contribution to subsidiary bank	(1,500,000)
Net increase in loans	5,245	2,369,039

Net cash used by operating activities	(1,494,755)	(7,330,961)

Cash flows from financing activities:
Proceeds from exercise of stock options	12,000	—
Repayments of notes payable	—	(900,000)
Issuance of common stock, net	2,245,344	14,777,492

Net cash provided by financing activities	2,257,344	13,877,492

Net increase in cash and cash equivalents	556,889	6,701,161
Cash and cash equivalents, beginning of year	7,844,259	1,143,098

Cash and cash equivalents, end of year	$8,401,148	$7,844,259

CAROLINA NATIONAL CORPORATION

Condensed Consolidated Balance Sheets

	June 30, 2007	December 31, 2006
	(Unaudited)
Assets
Cash and cash equivalents
Cash and due from banks	$4,309,481	$3,232,394
Federal funds sold	16,143,000	8,803,000

Total cash and cash equivalents	20,452,481	12,035,394

Investment securities
Nonmarketable equity securities	1,275,700	644,400

Total investment securities	1,275,700	644,400

Loans receivable	202,881,280	194,784,723
Less allowance for loan losses	2,475,200	2,434,900

Loans, net	200,406,080	192,349,823

Premises, furniture and equipment, net	1,674,588	1,486,250
Accrued interest receivable	1,050,686	1,119,030
Other assets	806,617	1,276,905

Total assets	$225,666,152	$208,911,802

Liabilities
Deposits
Noninterest-bearing transaction accounts	$17,007,180	$17,666,870
Interest-bearing transaction accounts	11,606,524	10,307,063
Savings and money market	27,896,436	34,971,834
Time deposits $100,000 and over	81,583,748	65,233,757
Other time deposits	54,367,990	47,402,659

Total deposits	192,461,878	175,582,183

Advances from Federal Home Loan Bank	—	1,000,000
Accrued interest payable	1,572,524	1,531,840
Other liabilities	20,369	204,804

Total liabilities	194,054,771	178,318,827

Shareholders' equity
Preferred stock, 10,000,000 shares authorized, none issued	—	—
Common stock, no par value, 20,000,000 shares authorized; 2,578,623 shares issued and outstanding at June 30, 2007 and 2,578,503 at December 31, 2006	31,092,746	31,061,361
Retained earnings (deficit)	518,635	(468,386)

Total shareholders' equity	31,611,381	30,592,975

Total liabilities and shareholders' equity	$225,666,152	$208,911,802

CAROLINA NATIONAL CORPORATION

Condensed Consolidated Statements of Operations

(Unaudited)

	Six Months Ended June 30,		Three Months Ended June 30,
	2007	2006	2007	2006
Interest income:
Loans, including fees	$7,711,423	$5,744,161	$3,920,125	$3,060,092
Investment securities:
Taxable	24,540	5,000	6,255	—
Nonmarketable equity securities	25,095	44,042	25,095	23,341
Federal funds sold	319,726	318,465	171,092	168,508

Total	8,080,784	6,111,668	4,122,567	3,251,941

Interest expense:
Time Deposits over $100,000	1,786,306	1,187,151	957,548	656,495
Other deposits	1,992,048	1,115,355	1,021,585	591,412
Federal Home Loan Bank advances	10,503	22,365	—	11,041

Total	3,788,857	2,324,871	1,979,133	1,258,948

Net interest income	4,291,927	3,786,797	2,143,434	1,992,993
Provision for loan losses	91,514	251,023	91,514	100,323

Net interest income after provision for loan losses	4,200,413	3,535,774	2,051,920	1,892,670

Noninterest income:
Service charges on deposit accounts	126,180	109,920	57,545	58,561
Residential Mortgage origination fees	10,814	54,124	—	29,133
Other non-interest income	46,005	42,862	23,055	22,553

Total	182,999	206,906	80,600	110,247

Noninterest expenses:
Salaries and employee benefits	1,384,280	1,159,374	659,678	522,561
Net occupancy	328,242	214,801	167,869	111,222
Furniture and equipment expense	102,741	81,274	54,240	40,888
Other operating expenses	1,019,661	793,855	564,515	455,579

Total	2,834,924	2,249,304	1,446,302	1,130,250

Income before income taxes	1,548,488	1,493,376	686,218	872,667
Income tax expense	561,467	504,225	246,429	294,950

Net income	$987,021	$989,151	$439,789	$577,717

Earnings per share
Basic earnings per share	$0.38	$0.38	$0.17	$0.22
Diluted earnings per share	$0.37	$0.37	$0.17	$0.22
Average shares outstanding—basic	2,578,553	2,572,331	2,578,603	2,577,303

Average shares outstanding—diluted	2,656,346	2,654,636	2,653,546	2,659,656

CAROLINA NATIONAL CORPORATION

Condensed Consolidated Statements of Changes in Shareholders' Equity
and Comprehensive Income

For the six months ended June 30, 2007 and 2006

(Unaudited)

	Common Stock			Accumulated Other Comprehensive Loss
			Retained (Deficit) Earnings
	Shares	Amount			Total
Balance, December 31, 2005	2,427,303	$28,772,288	$(2,397,568)	$(6,806)	$26,367,914
Issuance of common stock, net	150,000	2,245,344			2,245,344
Stock-based compensation		14,475			14,475
Net income	—	—	989,151		989,151
Other comprehensive loss, net of tax benefit	—	—	—	6,806	6,806

Comprehensive income	—	—			995,957

Balance, June 30, 2006	2,577,303	$31,032,107	$(1,408,417)	$—	$29,623,690

Balance, December 31, 2006	2,578,503	$31,061,361	$(468,386)	$—	$30,592,975
Issuance of common stock upon exercise of options, net	120	1,200			1,200
Stock-based compensation		30,185			30,185
Net income			987,021		987,021
Other comprehensive loss, net of tax benefit	—	—	—	—	—
Comprehensive income	—	—	—	—	987,021

Balance, June 30, 2007	2,578,623	$31,092,746	$518,635	$—	$31,611,381

CAROLINA NATIONAL CORPORATION

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended June 30,
	2007	2006
Cash flows from operating activities
Net income	$987,021	$989,151
Adjustments to reconcile net loss to net cash provided (used) by operating activities
Provision for loan losses	91,514	251,023
Depreciation and amortization expense	143,404	108,902
Deferred income tax expense	204,269	256,827
Stock-based compensation expense	30,185	14,475
Decrease (increase) in accrued interest receivable	68,344	(204,671)
Increase in accrued interest payable	40,684	52,736
Decrease (increase) in other assets	266,019	(62,806)
Decrease in other liabilities	(184,436)	(665,278)

Net cash provided by operating activities	1,647,004	740,359

Cash flows from investing activities
Purchases of nonmarketable equity securities	(631,300)	(133,200)
Securities called or redeemed	—	2,996,495
Net increase in loans	(8,147,771)	(26,003,091)
Purchase of premises, furniture and equipment	(331,742)	(86,577)

Net cash used by investing activities	(9,110,813)	(23,226,373)

Cash flows from financing activities
Issuance of common stock, net	1,200	2,245,344
Net decrease in demand deposits, interest-bearing transaction accounts and savings accounts	(6,435,627)	(3,350,710)
Net increase in certificates of deposit and other time deposits	23,315,323	17,979,846
Repayment of Advance from Federal Home Loan Bank	(1,000,000)	—

Net cash provided by financing activities	15,880,896	16,874,480

Net increase (decrease) in cash and cash equivalents	8,417,087	(5,611,534)
Cash and cash equivalents, beginning of period	12,035,394	20,967,712

Cash and cash equivalents, end of period	$20,452,481	$15,356,178

Cash paid during the period for:
Income taxes	$437,483	$265,344

Interest	$2,216,333	$2,272,135

CAROLINA NATIONAL CORPORATION

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 1—Basis of Presentation

        The accompanying financial statements have been prepared in accordance with the requirements for interim financial statements and, accordingly, they are condensed and omit disclosures that would substantially duplicate those contained in the most recent annual report on Form 10-KSB. The financial statements, as of June 30, 2007 and for the interim periods ended June 30, 2007 and 2006, are unaudited and, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation. The financial information as of December 31, 2006 has been derived from the audited financial statements as of that date. For further information, refer to the financial statements and the notes included in Carolina National Corporation's 2006 Annual Report on Form 10-KSB

Note 2—Recently Issued Accounting Pronouncements

        The following is a summary of recent authoritative pronouncements that could impact the accounting, reporting, and/or disclosure of financial information by the Company.

        In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting ("SFAS") No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140." This Statement amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." FAS 155 permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest only-strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after January 1, 2007. The adoption of SFAS No. 155 did not have a material impact on the Company's financial position, results of operations or cash flows.

        In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140." This Statement amends FASB No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract; requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; permits an entity to choose its subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities; at its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value; and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. The required adoption date for SFAS No. 156 is January 1, 2007. The adoption of SFAS No. 156 did not have a material impact on the Company's financial position, results of operations or cash flows.

        In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in enterprises' financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not believe that FIN 48 will have a material impact on its financial position, results of operations or cash flows.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard does not require any new fair value measurements, but rather eliminates inconsistencies found in various prior pronouncements. SFAS 157 is effective for the Company on January 1, 2008 and will not impact the Company's accounting measurements but it is expected to result in some additional disclosures.

        In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158"), which amends SFAS 87 and SFAS 106 to require recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. The measurement date—the date at which the benefit obligation and plan assets are measured—is required to be the company's fiscal year end. SFAS 158 is effective for publicly-held companies for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. The Company does not have a defined benefit pension plan. Therefore, SFAS 158 will not impact the Company's financial condition or results of operations.

        In September, 2006, The FASB ratified the consensuses reached by the FASB's Emerging Issues Task Force ("EITF") relating to EITF 06-4 "Accounting for the Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements". EITF 06-4 addresses employer accounting for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods should recognize a liability for future benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", or Accounting Principles Board ("APB") Opinion No. 12, "Omnibus Opinion—1967". EITF 06-4 is effective for fiscal years beginning after December 15, 2007. Entities should recognize the effects of applying this Issue through either (a) a change in accounting principle through a cumulative-

effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. The Company does not believe the adoption of EITF 06-4 will have a material impact on its financial position, results of operations and cash flows.

        In September 2006, the FASB ratified the consensus reached related to EITF 06-5, "Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance." EITF 06-5 states that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract. EITF 06-5 also states that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). EITF 06-5 is effective for fiscal years beginning after December 15, 2007. The Company does not believe the adoption of EITF 06-5 will have a material impact on its financial position, results of operations and cash flows.

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115." This statement permits, but does not require, entities to measure many financial instruments at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities electing this option will apply it when the entity first recognizes an eligible instrument and will report unrealized gains and losses on such instruments in current earnings. This statement 1) applies to all entities, 2) specifies certain election dates, 3) can be applied on an instrument-by-instrument basis with some exceptions, 4) is irrevocable, and 5) applies only to entire instruments. One exception is demand deposit liabilities which are explicitly excluded as qualifying for fair value. With respect to SFAS 115, available-for-sale and held-to-maturity securities at the effective date are eligible for the fair value option at that date. If the fair value option is elected for those securities at the effective date, cumulative unrealized gains and losses at that date shall be included in the cumulative-effect adjustment and thereafter, such securities will be accounted for as trading securities. SFAS 159 is effective for the Company on January 1, 2008. The Company is currently analyzing whether to elect the fair value option under SFAS 159.

        Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 3—Earnings Per Share

        Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares that would be issued upon exercise of outstanding stock warrants and stock options.

	Six months ended June 30,
	2007	2006
Net income per share—basic computation:
Net income to common shareholders	$987,021	$989,151

Average common shares outstanding—basic	2,578,553	2,572,331

Basic income per share	$.38	$.38

Net income per share—dilutive computation:
Net income to common shareholders	$987,021	$989,151

Average common shares outstanding—dilutive	2,656,346	2,654,636

Diluted income per share	$.37	$.37

	Three months ended June 30,
	2007	2006
Net income per share—basic computation:
Net income to common shareholders	$439,789	$577,717

Average common shares outstanding—basic	2,578,603	2,577,303

Basic income per share	$.17	$.22

Net income per share—dilutive computation:
Net income to common shareholders	$439,789	$577,717

Average common shares outstanding—dilutive	2,653,546	2,659,656

Diluted income per share	$.17	$.22

Note 4—Stock-Based Compensation

        On January 1, 2006, the Company adopted the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123(R), Share-Based Payment, to account for compensation costs under its stock option plans. The Company previously utilized the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (as amended) ("APB 25"). Under the intrinsic value method prescribed by APB 25, no compensation costs were recognized for the Company's stock options because the option exercise price in its plans equals the market price on the date of grant. Prior to January 1, 2006, the Company only disclosed the pro forma effects on net income and earnings per share as if the fair value recognition provisions of SFAS 123(R) had been utilized.

        In adopting SFAS No. 123(R), the Company elected to use the modified prospective method to account for the transition from the intrinsic value method to the fair value recognition method. Under the modified prospective method, compensation cost is recognized from the adoption date forward for all new stock options granted and for any outstanding unvested awards as if the fair value method had been applied to those awards as of the date of grant. The following table illustrates the effect on net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested awards in each period.

	Six Months Ended June 30,
	2007	2006
Net income, as reported	$987,021	$989,151
Add: Stock-based employee compensation expense included in reported net income, net of related income tax effects	30,185	9,119
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(30,185)	(9,119)

Pro forma net income	$987,021	$989,151

Earnings per share:
Basic—as reported	$.38	$.38

Basic—pro forma	$.38	$.38

Diluted—as reported	$.37	$.37

Diluted—pro forma	$.37	$.37

	Three Months Ended June 30,
	2007		2006
Net income, as reported		$439,789		$577,717
Add: Stock-based employee compensation expense included in reported net income, net of related income tax effects		17,168		4,560
Deduct: Total stock-based employee compensation expense determined under fair value base method for all awards, net of related tax effects		(17,168)		(4,560)

Pro forma net income		$439,789		$577,717

Earnings per share:
Basic—as reported		$.17		$.22

Basic—pro forma		$.17		$.22

Diluted—as reported	$	..17	$	..22

Diluted—pro forma		$.17		$.22

        A summary of the status of the Company's stock options as of June 30, 2007 and 2006, and changes during each year is presented below:

	2007		2006
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	94,301	$10.55	102,501	$10.43
Granted	1,957	17.37	—	—
Exercised	120	10.00	—	—
Forfeited	4,407	13.01	10,000	11.00

Outstanding at June 30, 2007	91,731	10.55	92,501	10.43

Note 5—Stock Compensation Plans and Arrangements

        Under the terms of an employment agreement with the Company's Chief Executive Officer (CEO), stock options were granted to him as part of his compensation and benefits package. Under the agreement, the CEO was granted 64,701 stock options on July 15, 2002. These options vest at a rate of 20% per year for five years, beginning with the grant date. The options have an exercise price of $10.00 per share and terminate ten years after the date of grant.

        On April 23, 2003 the Company established the Carolina National Corporation 2003 Stock Option Plan, ("2003 Stock Plan") that provides for the granting of options to purchase up to 129,402 shares of the Company's common stock to directors, officers, or employees of the Company. Additionally, on May 7, 2007 the Company established The Carolina National Corporation Long Term Incentive Plan ("Long Term Plan") that provides for the granting of stock options, stock appreciation rights ("SARs"), restricted stock, performance units, and other stock-based awards covering up to 227,100 shares of the Company's common stock to directors, officers, employees or consultants of the Company. The per-share exercise price of stock options granted under both plans is the fair market value of the common stock at the time of the grant, and the strike price of free standing SARs under the Long Term Plan is also the fair market value of the common stock on the date of grant, unless provided otherwise by the Compensation Committee. As of June 30, 2007, there were 36,351 shares available for grant under the 2003 Plan and 227,100 shares available for grant under the Long Term Plan.

        There were 1,957 options granted during the six months ended June 30, 2007. These options were awarded to directors in lieu of director fees, at a weighted average price of $17.37, and were immediately vested upon grant. There were no options granted during the six months ended June 30, 2006.

        Fair values were estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for the 2007 grants. No options were granted during the first six months of 2006. A total of 1,105 options were granted on January 22, 2007 with a dividend yield of 0.00%, an expected volatility of 38.66%, a risk-free interest rate of 4.88% and an expected life of 10 years. An additional grant was made on April 1, 2007 for 852 shares, with a dividend yield of 0.00%, an expected volatility of 20.29%, a risk-free interest rate of 5.05%, and an expected life of 10 years.

        The following is a summary of the activity under the stock option plans for the three months ending June 30, 2007 and 2006.

	2007		2006
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of the period	90,999	$10.00	91,501	$10.07
Granted	852	18.25	—	—
Exercised	120	10.00	—	—
Forfeited	—	—	—	—

Outstanding at the end of the period	91,731	10.60	91,501	10.07

        The following is a summary of the activity under the stock option plans for the six months ending June 30, 2007 and 2006.

	2007		2006
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of the period	94,301	$10.55	93,501	$10.00
Granted	1,957	17.37	—	—
Exercised	120	10.00	—	—
Forfeited	4,407	13.01	2,000	13.50

Outstanding at the end of the period	91,731	10.60	91,501	10.07

        The organizers and directors of the Company received an aggregate total of 200,555 stock warrants, or two stock warrants for each three shares of the Company's common stock purchased by the directors in the initial public offering. Each warrant entitles its holder to purchase one share of the Company's common stock for $10.00. As of June 30, 2007, all warrants were fully vested. All unexercised warrants will expire on December 31, 2012.

        During the six months ending June 30, 2007, no warrants were exercised. There were no warrants exercised during the six months ending June 30, 2006. No warrants were granted or forfeited in either year. There were 200,555 warrants outstanding at June 30, 2007.

NOTE 6—QUARTERLY DATA (UNAUDITED)

	2006				2005
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(Dollars in thousands except per share)
Interest income	$3,883	$3,553	$3,252	$2,860	2,558	$2,139	$1,826	$1,501
Interest expense	1,726	1,491	1,259	1,066	1,001	751	668	532

Net interest income	2,157	2,062	1,993	1,794	1,557	1,388	1,158	969
Provision for loan losses	264	89	100	151	102	136	165	146

Net interest income after provision for loan losses	1,893	1,973	1,893	1,643	1,455	1,252	993	823
Noninterest income	113	93	110	97	103	108	83	79
Noninterest expenses	1,318	1,212	1,130	1,119	1,180	986	900	836

Income before taxes	688	854	873	621	378	374	176	66
Income tax expense	277	325	295	210	131	127	65	24

Net income	$411	$529	$578	$411	$247	$247	$111	$42

Earnings per share:
Basic	$0.16	0.21	0.22	0.16	0.17	0.28	0.08	0.03
Diluted	$0.16	0.20	0.22	0.15	0.16	0.28	0.07	0.03

APPENDIX A

AGREEMENT AND PLAN OF MERGER

By and Between

FIRST NATIONAL BANCSHARES, INC.

and

CAROLINA NATIONAL CORPORATION

August 26, 2007

LIST OF EXHIBITS
AGREEMENT AND PLAN OF MERGER
PREAMBLE
ARTICLE 1 TRANSACTIONS AND TERMS OF MERGER
1.1	Merger
1.2	Time and Place of Closing
1.3	Effective Time
1.4	Restructure of Transaction
ARTICLE 2 TERMS OF MERGER
2.1	Articles of Incorporation
2.2	Bylaws
2.3	Directors and Officers
ARTICLE 3 MANNER OF CONVERTING SHARES
3.1	Effect on Seller Common Stock
3.2	Election and Proration Procedures
3.3	Exchange Procedures
3.4	Effect on Buyer Common Stock
3.5	Seller Options
3.6	Bank Merger
3.7	Rights of Former Seller Shareholders
3.8	Fractional Shares
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF SELLER
4.1	Organization, Standing, and Power
4.2	Authority of Seller; No Breach By Agreement
4.3	Capital Stock
4.4	Seller Subsidiaries
4.5	Exchange Act Filings; Securities Offerings; Financial Statements
4.6	Absence of Undisclosed Liabilities
4.7	Absence of Certain Changes or Events
4.8	Tax Matters
4.9	Allowance for Loan Losses; Loan and Investment Portfolio, etc.
4.10	Assets
4.11	Intellectual Property
4.12	Environmental Matters
4.13	Compliance with Laws
4.14	Labor Relations

4.15	Employee Benefit Plans
4.16	Material Contracts
4.17	Privacy of Customer Information
4.18	Legal Proceedings
4.19	Reports
4.20	Books and Records
4.21	Loans to Executive Officers and Directors
4.22	Certain Actions
4.23	State Takeover Laws
4.24	Brokers and Finders; Opinion of Financial Advisor
4.25	Board Recommendation
4.26	Statements True and Correct
4.27	Delivery of Seller Disclosure Memorandum
ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF BUYER
5.1	Organization, Standing, and Power
5.2	Authority of Buyer; No Breach By Agreement
5.3	Exchange Act Filings; Financial Statements
5.4	Reports
5.5	Brokers and Finders
5.6	Certain Actions
5.7	Available Consideration
5.8	Statements True and Correct
5.9	Absence of Certain Changes or Events
ARTICLE 6 CONDUCT OF BUSINESS PENDING CONSUMMATION
6.1	Affirmative Covenants of Seller
6.2	Negative Covenants of Seller
6.3	Adverse Changes in Condition
6.4	Reports
ARTICLE 7 ADDITIONAL AGREEMENTS
7.1	Shareholder Approvals
7.2	Registration of Buyer Common Stock
7.3	Other Offers, etc.
7.4	Consents of Regulatory Authorities
7.5	Agreement as to Efforts to Consummate
7.6	Investigation and Confidentiality
7.7	Press Releases
7.8	Charter Provisions
7.9	Employee Benefits and Contracts
7.10	Section 16 Matters

7.11	Affiliate Letters
7.12	Indemnification
ARTICLE 8 CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE
8.1	Conditions to Obligations of Each Party
8.2	Conditions to Obligations of Buyer
8.3	Conditions to Obligations of Seller
ARTICLE 9 TERMINATION
9.1	Termination
9.2	Effect of Termination
9.3	Termination Fee
9.4	Non-Survival of Representations and Covenants
ARTICLE 10 MISCELLANEOUS
10.1	Definitions
10.2	Expenses
10.3	Brokers and Finders
10.4	Entire Agreement
10.5	Amendments
10.6	Waivers
10.7	Assignment
10.8	Notices
10.9	Governing Law
10.10	Counterparts
10.11	Captions; Articles and Sections
10.12	Interpretations
10.13	Enforcement of Agreement
10.14	Severability

LIST OF EXHIBITS

Exhibit	Description
A	Form of Plan of Bank Merger
B	Form of Support Agreement
C	Form of Affiliate's Agreement
D	Form of Claims Letter
E	Form of Seller's Counsel Legal Opinion
F	Form of Buyer's Counsel Legal Opinion
G	Form of Director Non-Competition Agreement

AGREEMENT AND PLAN OF MERGER

        THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") dated as of August 26, 2007 is by and between First National Bancshares, Inc., a South Carolina corporation ("Buyer"), and Carolina National Corporation, a South Carolina corporation ("Seller").

Preamble

        This Agreement provides for the merger of Seller with and into Buyer (the "Merger"). At the effective time of the Merger, the outstanding shares of the capital stock of Seller shall be converted into the right to receive shares of the common stock of Buyer and cash (as provided herein and subject to certain terms and conditions). As a result, shareholders of Seller shall become shareholders of Buyer. The transaction described in this Agreement is subject to the approvals of the shareholders of Seller, regulatory agencies, and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the Merger for federal income tax purposes shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986.

        Certain terms used in this Agreement are defined in Section 10.1 of this Agreement.

        NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1

TRANSACTIONS AND TERMS OF MERGER

1.1    Merger.

        Subject to the terms and conditions of this Agreement, at the Effective Time, Seller shall be merged with and into Buyer pursuant to and with the effect provided in Section 33-11-106 of the SCBCA, and Buyer shall be the Surviving Corporation resulting from the Merger and shall continue to be governed by the Laws of the State of South Carolina. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of Seller and Buyer.

1.2    Time and Place of Closing.

        The closing of the transactions contemplated hereby (the "Closing") will take place at 11:00 A.M. Eastern Time on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 11:00 A.M. Eastern Time), or at such other time as the Parties, acting through their authorized officers, may mutually agree. The Closing shall be held at such location as may be mutually agreed upon by the Parties and may be effected by electronic or other transmission of signature pages, as mutually agreed upon.

1.3    Effective Time.

        The Merger and other transactions contemplated by this Agreement shall become effective on the date and time the Articles of Merger (the "Articles of Merger") reflecting the Merger shall be filed and become effective with the South Carolina Secretary of State (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on the last day or the first day of a calendar month immediately following the last of the following dates to occur: (i) the effective date (including expiration of any applicable waiting period) of the last required

Consent of any Regulatory Authority having authority over and approving or exempting the Merger, (ii) the date on which the shareholders of Seller approve this Agreement, and (iii) the date on which shareholders of Buyer approve this Agreement.

1.4    Restructure of Transaction.

        Buyer shall have the right to revise the structure of the Merger contemplated by this Agreement by merging Seller with and into a wholly-owned subsidiary of Buyer, provided, that no such revision to the structure of the Merger (i) shall result in any changes in the amount or type of the consideration which the holders of shares of Seller Common Stock or Seller Options are entitled to receive under this Agreement, (ii) shall unreasonably impede or delay consummation of the Merger, or (iii) shall impose any less favorable terms or conditions on Bank or Seller. Buyer may request such consent by giving written notice to Seller in the manner provided in Section 10.8, which notice shall be in the form of an amendment to this Agreement or in the form of a proposed amendment to this Agreement or in the form of an Amended and Restated Agreement and Plan of Merger, and which shall be accompanied by such other exhibits hereto as are reasonably necessary or appropriate to effect such change.

ARTICLE 2

TERMS OF MERGER

2.1    Articles of Incorporation.

        The Articles of Incorporation of Buyer in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation until otherwise duly amended or repealed.

2.2    Bylaws.

        The Bylaws of Buyer in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until otherwise duly amended or repealed.

2.3    Directors and Officers.

        (a)   The directors of Buyer in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Surviving Corporation's Bylaws, until the earlier of their resignation or removal or otherwise ceasing to be a director. Immediately prior to the Effective Time, Buyer shall take all action necessary, including but not limited to the amendment of the Surviving Corporation's Bylaws, to appoint four individuals who were directors of the Bank on the date hereof and who are chosen by Buyer after consultation with Seller to the board of directors of Buyer (and two of such individuals shall be appointed to serve on the Executive Committee of Buyer's board of directors), to be effective as soon as practicable following the Effective Time, and cause each such individual to be nominated as a management nominee for election by the shareholders to the board of directors of Buyer at the next annual meeting of shareholders of Buyer following such individual's election to the board of directors of Buyer. The officers of Buyer in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Surviving Corporation's Bylaws, until the earlier of their resignation or removal or otherwise ceasing to be an officer.

        (b)   It is anticipated that the directors of the Bank, the Seller's wholly owned subsidiary, in office immediately prior to the Effective Time, shall serve as members of First National Bank of the South's

Columbia regional board of advisors. The amount of the board fees will be determined in good faith by the Parties.

ARTICLE 3

MANNER OF CONVERTING SHARES

3.1    Effect on Seller Common Stock.

        (a)   At the Effective Time, in each case subject to Sections 3.1(d) and 3.2, by virtue of the Merger and without any action on the part of the Parties, each share of Seller Common Stock that is issued and outstanding immediately prior to the Effective Time (other than shares of Seller Common Stock held by either Party or any Subsidiary of either Party (in each case other than shares of Seller Common Stock held on behalf of third parties or held by any Buyer Entity or Seller Entity as a result of debts previously contracted) shall be converted into the right to receive one of the following: (i) cash in the amount of $21.65, less any applicable withholding Taxes (the "Cash Consideration"); (ii) a number of shares of Buyer Common Stock equal to the Fixed Exchange Ratio (the "Stock Consideration"); or (iii) a combination of 70% Stock Consideration and 30% Cash Consideration (the "Mixed Consideration") (items (i), (ii), or (iii) are referred to herein individually as the "Per Share Purchase Price"). The "Fixed Exchange Ratio" shall be 1.4678 shares of Buyer Common Stock. Assuming the total number of shares of Seller Common Stock issued and outstanding immediately prior to the Effective Time is 2,578,623 shares, then Buyer will issue an aggregate of 2,649,431 shares of Buyer Common Stock and pay $16,748,159 (the "Merger Consideration").

        (b)   At the Effective Time, all shares of Seller Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Seller Common Stock (the "Certificates") shall thereafter represent only the right to receive the Per Share Purchase Price.

        (c)   If, prior to the Effective Time, the outstanding shares of Seller Common Stock or Seller Options shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, then an appropriate and proportionate adjustment shall be made to the Per Share Purchase Price.

        (d)   Each share of Seller Common Stock issued and outstanding immediately prior to the Effective Time and owned by any of the Parties or their respective Subsidiaries (in each case other than shares of Seller Common Stock held on behalf of third parties or as a result of debts previously contracted) shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled and retired without payment of any consideration therefore, and shall cease to exist (the "Excluded Shares").

3.2    Election and Proration Procedures.

        (a)   An election form (an "Election Form") shall be mailed with the transmittal materials referred to in Section 3.3 below to each holder of Seller Common Stock of record at the Effective Time. Seller shall provide to the Exchange Agent all information reasonably necessary for it to perform its obligations as specified herein.

        (b)   Each Election Form shall entitle the holder of Seller Common Stock (or the beneficial owner through appropriate and customary documentation and instructions) to elect to receive (i) the Stock Consideration for all of such holder's shares (a "Stock Election"), (ii) the Cash Consideration for all of such holder's shares (a "Cash Election"), (iii) the Mixed Consideration for all of such holder's shares (a "Mixed Election") or (iv) make no election (a "Non-Election"). Holders of record of Seller Common Stock who hold such shares as nominees, trustees or in other representative capacity (a "Holder

Representative") may submit multiple Election Forms, provided that such Holder Representative certifies that each such Election Form covers all of the shares of Seller Common Stock held by that Holder Representative for a particular beneficial owner. The shares of Seller Common Stock as to which a Stock Election has been made (including pursuant to a Mixed Election) are referred to herein as "Stock Election Shares" and the aggregate number thereof is referred to herein as the "Stock Election Number." The shares of Seller Common Stock as to which a Cash Election has been made (including pursuant to a Mixed Election) are referred to herein as "Cash Election Shares" and the aggregate number thereof is referred to as the "Cash Election Number". Shares of Seller Common Stock as to which no election has been made (or as to which an Election Form is not properly completed or returned in a timely fashion) are referred to as "Non-Election Shares."

        (c)   To be effective, a properly completed Election Form must be received by the Exchange Agent on or before 4:00 p.m., local time on such date as the parties may mutually agree (the "Election Deadline"). An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more certificates representing all shares of Seller Common Stock covered by such Election Form, or the guaranteed delivery of such certificates (or customary affidavits and, if required by Buyer, indemnification regarding the loss or destruction of such certificates), together with duly completed transmittal materials. For the holders of Seller Common Stock who make a Non-Election, subject to Section 3.2(e), the Exchange Agent shall have the authority to determine the type of consideration to be exchanged for the Non-Election Shares. Any Seller shareholder may at any time prior to, but not after, the Election Deadline change his or her election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Election Form. Any Seller shareholder may, at any time prior to the Election Deadline, revoke his or her election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her certificates, or of the guarantee of delivery of such certificates. All elections shall be revoked automatically if the Exchange Agent is notified in writing by either party that this Agreement has been terminated. If a shareholder either (i) does not submit a properly completed Election Form by the Election Deadline or (ii) revokes its Election Form prior to the Election Deadline but does not submit a new properly executed Election Form prior to the Election Deadline, the shares of Seller Common Stock held by such shareholder shall be designated as Non-Election Shares. Subject to the terms of this Agreement and the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive.

        (d)   The number of shares of Seller Common Stock to be converted into the right to receive the Cash Consideration shall be equal to 30% of the number of shares of Seller Common Stock outstanding immediately prior to the Effective Time (the "Aggregate Cash Limit") and the number of shares of Seller Common Stock to be converted into the right to receive the Stock Consideration shall be equal to 70% of the number of shares of Seller Common Stock outstanding immediately prior to the Effective Time (the "Aggregate Stock Limit").

        (e)   Within ten business days after the later to occur of the Election Deadline or the Effective Time, Buyer shall cause the Exchange Agent to effect the allocation among holders of Seller Common Stock of rights to receive the Per Share Purchase Price and to distribute such as follows:

          (i)    if the Stock Election Number exceeds the Aggregate Stock Limit, then all Cash Election Shares and all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and each Stock Election Share shall be converted into the right to receive (A) the Stock Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (1) the number of Stock Election Shares held by such holder by (2) a fraction, the numerator of which is the Aggregate Stock Limit and the denominator of which is the Stock Election Number and (B) the Cash Consideration in respect of the remaining number of such Stock Election Shares;

          (ii)   if the Cash Election Number exceeds the Aggregate Cash Limit, then all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and each Cash Election Share shall be converted into the right to receive (A) the Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (1) the number of Cash Election Shares held by such holder by (2) a fraction, the numerator of which is the Aggregate Cash Limit and the denominator of which is the Cash Election Number and (B) the Stock Consideration in respect of the remaining number of such Cash Election Shares; and

          (iii)  if the Stock Election Number and the Cash Election Number do not exceed the Aggregate Stock Limit and the Aggregate Cash Limit, respectively, then (i) all Cash Election Shares shall be converted into the right to receive the Cash Consideration, (ii) all Stock Election Shares shall be converted into the right to receive the Stock Consideration, and (iii) all Non-Election Shares shall be converted into the right to receive either the Cash Consideration or the Stock Consideration such that the aggregate number of shares of Seller Common Stock entitled to receive the Cash Consideration is equal to the Aggregate Cash Limit and the aggregate number of shares of Seller Common Stock entitled to receive the Stock Consideration is equal to the Aggregate Stock Limit.

3.3    Exchange Procedures.

        (a)   As soon as reasonably practicable after the Effective Time, Buyer shall cause the exchange agent selected by Buyer (the "Exchange Agent") to mail to the former shareholders of Seller appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates or other instruments theretofore representing shares of Seller Common Stock shall pass, only upon proper delivery of such certificates or other instruments to the Exchange Agent). The certificate or certificates of Seller Common Stock so surrendered shall be duly endorsed as the Exchange Agent may reasonably require. In the event of a transfer of ownership of shares of Seller Common Stock represented by certificates that is not registered in the transfer records of Seller, the Per Share Purchase Price payable for such shares as provided in Sections 3.1 and 3.2 may be issued to a transferee if the certificates representing such shares are delivered to the Exchange Agent, accompanied by all documents required to evidence such transfer and by evidence reasonably satisfactory to the Exchange Agent that such transfer is proper and that any applicable stock transfer taxes have been paid. In the event any certificate representing Seller Common Stock certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen, or destroyed and the posting by such person of a bond in such amount as Buyer may reasonably direct as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent shall issue in exchange for such lost, stolen, or destroyed certificate the Per Share Purchase Price as provided for in Sections 3.1 and 3.2. The Exchange Agent may establish such other reasonable and customary rules and procedures in connection with its duties as it may deem appropriate. Buyer shall pay all charges and expenses, including those of the Exchange Agent in connection with the distribution of the Per Share Purchase Price as provided in Sections 3.1and 3.2. Buyer or its Exchange Agent will maintain a book entry list of the Buyer Common Stock to which each former holder of Seller Common Stock is entitled. Certificates evidencing the Buyer Common Stock into which the Seller Common Stock has been converted will not be issued.

        (b)   After the Effective Time, each holder of shares of Seller Common Stock (other than Excluded Shares) issued and outstanding at the Effective Time shall surrender the Certificate or Certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Sections 3.1 and 3.2, without interest, pursuant to this Section 3.3. Buyer shall not be obligated to deliver the consideration to which any former holder of Seller Common Stock is entitled as a result of the Merger until such holder surrenders such holder's Certificate or Certificates for exchange as provided in this Section 3.3. Any other provision of this Agreement notwithstanding, neither any Buyer Entity, nor any Seller Entity, nor the Exchange Agent shall be liable to any holder of Seller Common Stock for any amounts paid or properly delivered in good faith to a public official pursuant to any applicable abandoned property, escheat, or similar Law.

        (c)   Each of Buyer and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Seller Common Stock and Seller Options such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local, or foreign Tax Law or by any Taxing Authority or Governmental Authority. To the extent that any amounts are so withheld by Buyer, the Surviving Corporation, or the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Seller Common Stock, as applicable in respect of which such deduction and withholding was made by Buyer, the Surviving Corporation, or the Exchange Agent, as the case may be.

        (d)   Adoption of this Agreement by the shareholders of Seller shall constitute ratification of the appointment of the Exchange Agent.

3.4    Effect on Buyer Common Stock.

        At and after the Effective Time, each share of Buyer Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

3.5    Seller Options.

        (a)   At the Effective Time, all rights with respect to Seller Common Stock pursuant to stock options or warrants granted by Seller (the "Seller Options") which are outstanding at the Effective Time not to exceed 313,269, whether or not exercisable, shall be converted into and become rights with respect to Buyer Common Stock, and Buyer shall assume each Seller Option in accordance with the terms of the warrant agreement or the Seller option plan and the stock option agreement by which it is evidenced (the "Converted Options");provided, however, at the written request of any of the Seller's directors received before the Effective Time, such director's warrants to purchase shares of Seller's common stock shall be converted immediately prior to the Effective Time into the right to receive from Carolina National an amount of cash equal to the Cash Consideration for each share covered by the warrant, less the exercise price of the warrants adjusted as set forth below in this Section 3.5(a)(iii) (which cash shall not be included in the Aggregate Cash Limit). From and after the Effective Time, (i) each Seller Option assumed by Buyer may be exercised solely for shares of Buyer Common Stock, (ii) the number of shares of Buyer Common Stock subject to each Seller Option shall be equal to the product of the number of shares of Seller Common Stock subject to such Seller Option immediately prior to the Effective Time multiplied by the Fixed Exchange Ratio, provided that any fractional shares of Buyer Common Stock subject to the Converted Options shall be exchanged for cash (without interest) in an amount equal to such fractional part of a share of Buyer Common Stock multiplied by Final Buyer Stock Price less the exercise price of such Converted Option, and (iii) the per share exercise price under each such Seller Option shall be adjusted by dividing the per share exercise price under each such Seller Option by the Fixed Exchange Ratio and rounding down to the nearest cent. Seller agrees to take all necessary steps to effectuate the foregoing provisions of this Section 3.5.

        (b)   Before the Effective Time, Buyer will take all corporate action necessary to reserve for future issuance a sufficient additional number of shares of Buyer Common Stock to provide for the satisfaction of its obligations with respect to the Converted Options.

        (c)   Seller's board of directors and its compensation committee shall not make any new grants of Seller Options following the execution of this Agreement.

        (d)   The Seller's board of directors or its compensation committee shall make any adjustments and amendments to or make such determinations with respect to the Seller Options necessary to effect the foregoing provisions of this Section 3.5.

        (e)   Within 10 business days after the Effective Time, Buyer shall file a registration statement on Form S-8 with respect to Converted Options that are eligible for registration on Form S-8 and Buyer shall use its reasonable best efforts to maintain the current status of the prospectus or prospectuses contained therein for so long as such options remain outstanding.

3.6    Bank Merger.

        Buyer anticipates that concurrently with or as soon as practicable after the execution and delivery of this Agreement, First National Bank of the South, a wholly owned subsidiary of Buyer, and the Bank, a wholly owned subsidiary of Seller, shall enter into the Plan of Bank Merger, in the form attached hereto as Exhibit A, pursuant to which the Bank will merge with and into First National Bank of the South (the "Bank Merger"). The Plan of Bank Merger shall provide that the directors of First National Bank of the South as the surviving entity of the Bank Merger shall be (a) all the directors of First National Bank of the South serving immediately prior to the Bank Merger and (b) the four individuals who are appointed to the board of directors of Buyer pursuant to Section 2.3(a). The parties anticipate that the Bank Merger will become effective simultaneously with or immediately following the Effective Time.

3.7    Rights of Former Seller Shareholders.

        At the Effective Time, the stock transfer books of Seller shall be closed as to holders of Seller Common Stock and no transfer of Seller Common Stock by any holder of such shares shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 3.3, each Certificate theretofore representing shares of Seller Common Stock (other than certificates representing Excluded Shares), shall from and after the Effective Time represent for all purposes only the right to receive the Per Share Purchase Price, without interest, as provided in Article 3.

3.8    Fractional Shares.

        Notwithstanding any other provision of this Agreement, each holder of shares of Seller Common Stock exchanged pursuant to the Merger, who would otherwise have been entitled to receive a fraction of a share of Buyer Common Stock (after taking into account all certificates delivered by such holder), shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Buyer Common Stock multiplied by Final Buyer Stock Price. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER

        Seller represents and warrants to Buyer, except as set forth on the Seller Disclosure Memorandum with respect to each such Section below, as follows:

4.1    Organization, Standing, and Power.

        Seller is a corporation duly organized, validly existing, and in good standing under the Laws of the State of South Carolina and is a bank holding company within the meaning of the Bank Holding Company Act of 1956 (the "BHCA"). The Bank is a national association, duly organized, validly existing and in good standing under the National Bank Act. Each of Seller and the Bank has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Assets. Each of the Seller and the Bank is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions where the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect. The minute book and other organizational documents for each of Seller and the Bank have been made available to Buyer for its review and, except as disclosed in Section 4.1 of the Seller Disclosure Memorandum, are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceedings of the respective board of directors (including any committees of the board of directors) and shareholders thereof. The Bank is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits held by Bank are insured by the FDIC's Deposit Insurance Fund.

4.2    Authority of Seller; No Breach By Agreement.

        (a)   Seller has the corporate power and authority necessary to execute, deliver, and, other than with respect to the Merger, perform this Agreement, and with respect to the Merger, upon the approval of the Merger, as required by Sections 8.1(b) and 8.1(c) and by Seller's shareholders in accordance with this Agreement and the SCBCA, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Seller, subject to the approval of this Agreement by the holders of two-thirds of the outstanding shares of Seller Common Stock, which is the only Seller's shareholder vote required for approval of this Agreement and consummation of the Merger. Subject to any necessary approvals referred to in Sections 8.1(b) and 8.1(c) and receipt of such requisite shareholder approval, this Agreement represents a legal, valid, and binding obligation of Seller, enforceable against Seller in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

        (b)   Neither the execution and delivery of this Agreement by Seller, nor the consummation by Seller and the Bank of the transactions contemplated hereby, nor compliance by Seller and the Bank with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Seller's articles of incorporation or bylaws or the certificate or articles of association or bylaws of the Bank or any resolution adopted by the board of directors or the shareholders of any Seller Entity, or (ii) except as disclosed in Section 4.2 of the Seller Disclosure Memorandum, constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any

Seller Entity under, any Contract or Permit of any Seller Entity or, (iii) subject to receipt of the requisite Consents referred to in Section 8.1(b) and (c), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Seller Entity or any of their respective material Assets (including any Buyer Entity or any Seller Entity becoming subject to or liable for the payment of any Tax on any of the Assets owned by any Buyer Entity or any Seller Entity being reassessed or revalued by any Regulatory Authority).

        (c)   Other than in connection or compliance with the provisions of the Securities Laws and applicable state corporate and securities Laws, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the IRS or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, no notice to, filing with, or Consent of, any Governmental Authority is necessary for the consummation by Seller of the Merger and the other transactions contemplated in this Agreement.

4.3    Capital Stock.

        (a)   The authorized capital stock of Seller consists of 20,000,000 shares of Seller Common Stock, of which 2,578,623 shares are issued and outstanding as of the date of this Agreement, and, assuming that all of the issued and outstanding Seller Options had been exercised, not more than an additional 313,269 shares, with a per share weighted average exercise price of $10.57, would be issued and outstanding at the Effective Time, and 10,000,000 shares of Seller preferred stock, of which none are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of capital stock of Seller are duly and validly issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of capital stock of Seller has been issued in violation of any preemptive rights of the current or past shareholders of Seller.

        (b)   Except for the 313,269 shares of Seller Common Stock reserved for issuance pursuant to outstanding Seller Options or as disclosed in Section 4.3 of the Seller Disclosure Memorandum, there are no shares of capital stock or other equity securities of Seller reserved for issuance and no outstanding Rights relating to the capital stock of Seller.

        (c)   Except as specifically set forth in this Section 4.3, there are no shares of Seller capital stock or other equity securities of Seller outstanding and there are no outstanding Rights with respect to any Seller securities or any right or privilege (whether pre-emptive or contractual) capable of becoming a Contract or Right for the purchase, subscription, exchange or issuance of any securities of Seller.

4.4    Seller Subsidiaries.

        Seller has no Subsidiaries except the Bank and Seller owns all of the equity interests in the Bank. No capital stock (or other equity interest) of the Bank is or may become required to be issued (other than to another Seller Entity) by reason of any Rights, and there are no Contracts by which the Bank is bound to issue (other than to another Seller Entity) additional shares of its capital stock (or other equity interests) or Rights or by which any Seller Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of the Bank (other than to another Seller Entity). There are no Contracts relating to the rights of any Seller Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of the Bank. All of the shares of capital stock (or other equity interests) of the Bank are fully paid and nonassessable and are owned directly or indirectly by Seller free and clear of any Lien, except as provided by 12 U.S.C. Section 55. The Bank is a national association duly organized, validly existing, and in good standing under the National Bank Act, and has the corporate or entity power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. The Bank is duly qualified or licensed to transact business as a foreign entity in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect. The minute books and other organizational documents for the Bank have been made available to Buyer for its review, and, except as disclosed in Section 4.4 of the Seller Disclosure Memorandum, are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceedings of the board of directors and shareholders thereof.

4.5    Exchange Act Filings; Securities Offerings; Financial Statements.

        (a)   Except as disclosed in Section 4.5 of the Seller Disclosure Memorandum, Seller has timely filed and made available to Buyer all Exchange Act Documents required to be filed by Seller since July 1, 2004 (the "Seller Exchange Act Reports"). The Seller Exchange Act Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing or, in the case of registration statements, at the effective date thereof) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Seller Exchange Act Reports or necessary in order to make the statements in such Seller Exchange Act Reports not misleading. Each offering or sale of securities by Seller (i) was either registered under the Securities Act or made pursuant to a valid exemption from registration, (ii) complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws, except for immaterial late "blue sky" filings, including disclosure and broker/dealer registration requirements, and (iii) was made pursuant to offering documents which did not, at the time of the offering (or, in the case of registration statements, at the effective date thereof) contain any untrue statement of a material fact or omit to state a material fact required to be stated in the offering documents or necessary in order to make the statements in such documents not misleading. Seller has delivered or made available to Buyer all comment letters received by Seller from the staff of the SEC and all responses to such comment letters by or on behalf of Seller with respect to all filings under the Securities Laws. Seller's principal executive officer and principal financial officer (and Seller's former principal executive officers and principal financial officers, as applicable) have made the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the Exchange Act thereunder with respect to Seller's Exchange Act Documents to the extent such rules or regulations applied at the time of the filing. For purposes of the preceding sentence, "principal executive officer" and "principal financial officer" shall have the meanings given to such terms in the Sarbanes-Oxley Act. Such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and neither Seller nor any of its officers has received notice from any Regulatory Authority questioning or challenging the accuracy, completeness, content, form, or manner of filing or submission of such certifications. The Bank is not required to file any Exchange Act Documents.

        (b)   Each of the Seller Financial Statements (including, in each case, any related notes) that are contained in the Seller Exchange Act Reports, including any Seller Exchange Act Reports filed after the date of this Agreement until the Effective Time, complied, or will comply, as to form in all material respects with the Exchange Act, was, or will be, prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the Exchange Act), fairly presented the consolidated financial position of Seller and the Bank as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, including the fair values of the assets and liabilities shown therein, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect, and were certified to the extent required by the Sarbanes-Oxley Act.

        (c)   Seller's independent public accountants, which have expressed their opinion with respect to the Financial Statements of Seller and its Subsidiaries whether or not included in Seller's Exchange Act Reports (including the related notes), are and have been throughout the periods covered by such Financial Statements (x) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act) (to the extent applicable during such period), (y) "independent" with respect to Seller within the meaning of Regulation S-X, and (z) with respect to Seller, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and related Securities Laws. Section 4.5(c) of the Seller Disclosure Memorandum lists all non-audit services preformed by Seller's independent public accountants for Seller and the Bank.

        (d)   Seller maintains disclosure controls and procedures as required by Rule 13a-15 or 15d-15 under the Exchange Act, and such controls and procedures are effective to ensure that all material information relating to Seller and its Subsidiaries is made known on a timely basis to the Seller's principal executive officer and the Seller's principal financial officer.

4.6    Absence of Undisclosed Liabilities.

        No Seller Entity has any Liabilities required under GAAP to be set forth on a consolidated balance sheet or in the notes thereto that are reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect, except Liabilities which are (i) accrued or reserved against in the consolidated balance sheet of Seller as of June 30, 2007, included in the Seller Financial Statements delivered prior to the date of this Agreement or reflected in the notes thereto, (ii) incurred in the ordinary course of business consistent with past practices, or (iii) incurred in connection with the transactions contemplated by this Agreement. Section 4.6 of the Seller Disclosure Memorandum lists, and Seller has attached and delivered to Buyer copies of the documentation creating or governing, all securitization transactions and "off-balance sheet arrangements" (as defined in Item 303(a)(4) of Regulation S-K of the Exchange Act) effected by Seller or its Subsidiaries other than letters of credit and unfunded loan commitments or credit lines. Except as disclosed in Section 4.6 of the Seller Disclosure Memorandum or as reflected on Seller's balance sheet at June 30, 2007, no Seller Entity is directly or indirectly liable, by guarantee, indemnity, or otherwise, upon or with respect to, or obligated, by discount or repurchase agreement or in any other way, to provide funds in respect to, or obligated to guarantee or assume any Liability of any Person for any amount in excess of $50,000 and any amounts, whether or not in excess of $50,000 that, in the aggregate, exceed $100,000. Except (x) as reflected in Seller's balance sheet at June 30, 2007 or liabilities described in any notes thereto (or liabilities for which neither accrual nor footnote disclosure is required pursuant to GAAP or any applicable Regulatory Authority) or (y) for liabilities incurred in the ordinary course of business since June 30, 2007 consistent with past practice or in connection with this Agreement or the transactions contemplated hereby, neither Seller nor any of its Subsidiaries has any Material Liabilities or obligations of any nature.

4.7    Absence of Certain Changes or Events.

        Except as disclosed in the Seller Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 4.7 of the Seller Disclosure Memorandum, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect, (ii) none of the Seller Entities has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of Seller provided in this Agreement, and (iii) since December 31, 2006 the Seller Entities have conducted their respective businesses in the ordinary course of business consistent with past practice.

4.8    Tax Matters.

        (a)   All Seller Entities have timely filed with the appropriate Taxing Authorities, all Tax Returns in all jurisdictions in which Tax Returns are required to be filed, and such Tax Returns are correct and complete in all material respects. None of the Seller Entities is the beneficiary of any extension of time within which to file any Tax Return. All Taxes of the Seller Entities (whether or not shown on any Tax Return) have been fully and timely paid. There are no Liens for any Taxes (other than a Lien for current real property or ad valorem Taxes not yet due and payable) on any of the Assets of any of the Seller Entities. No claim has ever been made by an authority in a jurisdiction where any Seller Entity does not file a Tax Return that such Seller Entity may be subject to Taxes by that jurisdiction.

        (b)   None of the Seller Entities has received any notice of assessment or proposed assessment in connection with any Taxes, and there are no threatened or pending disputes, claims, audits, or examinations regarding any Taxes of any Seller Entity or the assets of any Seller Entity. No officer or employee responsible for Tax matters of any Seller Entity expects any Taxing Authority to assess any additional Taxes for any period for which Tax Returns have been filed. No issue has been raised by a Taxing Authority in any prior examination of the Seller which, by application of the same or similar principles, could be expected to result in a proposed deficiency for any subsequent taxable period. None of the Seller Entities has waived any statute of limitations in respect of any Taxes or agreed to a Tax assessment or deficiency.

        (c)   Each Seller Entity has complied in all material respects with all applicable Laws relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Code or similar provisions under foreign Law.

        (d)   The unpaid Taxes of each Seller Entity (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) included in the most recent balance sheet (rather than in any notes thereto) for such Seller Entity and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Seller Entities in filing their Tax Returns.

        (e)   Except as described in Section 4.8(e) of the Seller Disclosure Memorandum, none of the Seller Entities is a party to any Tax allocation or sharing agreement and none of the Seller Entities has been a member of an affiliated group filing a consolidated federal income Tax Return or has any Tax Liability of any Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law, or as a transferee or successor, by contract or otherwise.

        (f)    During the five-year period ending on the date hereof, none of the Seller Entities was a "distributing corporation" or a "controlled corporation" as defined in, and in a transaction intended to be governed by Section 355 of the Code.

        (g)   Except as disclosed in Section 4.8(g) of the Seller Disclosure Memorandum, none of the Seller Entities has made any payments, is obligated to make any payments, or is a party to any contract that could obligate it to make any payments that could be disallowed as a deduction under Section 280G or 162(m) of the Code, or which would be subject to withholding under Section 4999 of the Code. None of the Seller Entities has been or will be required to include any adjustment in taxable income for any Tax period (or portion thereof) pursuant to Section 481 of the Code or any comparable provision under state or foreign Tax Laws as a result of transactions or events occurring prior to the Closing. There is no taxable income of Seller that will be required under applicable tax law to be reported by Buyer, for a taxable period beginning after the Closing Date which taxable income was realized prior to the Closing Date. Any net operating losses of the Seller Entities disclosed in

Section 4.8(g) of the Seller Disclosure Memorandum are not subject to any limitation on their use under the provisions of Sections 382 or 269 of the Code or any other provisions of the Code or the Treasury Regulations dealing with the utilization of net operating losses other than any such limitations as may arise as a result of the consummation of the transactions contemplated by this Agreement.

        (h)   Each of the Seller Entities is in compliance in all material respects with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.

        (i)    No Seller Entity is subject to any private letter ruling of the IRS or comparable rulings of any Taxing Authority.

        (j)    No property owned by any Seller Entity is (i) property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) "tax-exempt use property" within the meaning of Section 168(h)(1) of the Code, (iii) "tax-exempt bond financed property" within the meaning of Section 168(g) of the Code, (iv) "limited use property" within the meaning of Rev. Proc. 76-30, (v) subject to Section 168(g)(1)(A) of the Code, or (vi) subject to any provision of state, local or foreign Law comparable to any of the provisions listed above.

        (k)   No Seller Entity has any "corporate acquisition indebtedness" within the meaning of Section 279 of the Code.

        (l)    Seller has disclosed on its federal income Tax Returns all positions taken therein that are reasonably believed to give rise to substantial understatement of federal income tax within the meaning of Section 6662 of the Code.

        (m)  No Seller Entity has participated in any reportable transaction, as defined in Treasury Regulation Section 1.6011-4(b)(1), or a transaction substantially similar to a reportable transaction.

        (n)   Seller has made available to Buyer complete copies of (i) all federal, state, local and foreign income or franchise Tax Returns of the Seller Entities relating to the taxable periods since inception and (ii) any audit report issued within the last four years relating to any Taxes due from or with respect to the Seller Entities.

        (o)   No Seller Entity nor any other Person on its behalf has (i) filed a consent pursuant to Section 341(f) of the Code (as in effect prior to the repeal under the Jobs and Growth Tax Reconciliation Act of 2003) or agreed to have Section 341(f)(2) of the Code (as in effect prior to the repeal under the Jobs and Growth Tax Reconciliation Act of 2003) apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code) owned by any Seller Entities, (ii) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Law with respect to the Seller Entities, or (iii) granted to any Person any power of attorney that is currently in force with respect to any Tax matter.

        (p)   No Seller Entity has, or ever had, a permanent establishment in any country other than the United States, or has engaged in a trade or business in any country other than the United States that subjected it to tax in such country.

        For purposes of this Section 4.8, any reference to the Seller or any Seller Entity shall be deemed to include any Person which merged with or was liquidated into or otherwise combined with the Seller or a Seller Entity.

4.9    Allowance for Loan Losses; Loan and Investment Portfolio, etc.

        (a)   The Seller's allowance for loan, lease, securities, or credit losses (the "Allowance") shown on the balance sheets of Seller included in the most recent Seller Financial Statements dated prior to the date of this Agreement was, and the Allowance shown on the balance sheets of Seller included in the Seller Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for all known or reasonably anticipated losses relating to or inherent in the loan, lease and securities portfolios (including accrued interest receivables, letters of credit, and commitments to make loans or extend credit), by the Seller Entities as of the dates thereof. The Seller Financial Statements fairly present the values of all loans, leases, securities, tangible and intangible assets and liabilities, and any impairments thereof on the bases set forth therein.

        (b)   As of the date hereof, all loans, discounts and leases (in which any Seller Entity is lessor) reflected on Seller's Financial Statements were, and with respect to the consolidated balance sheets delivered as of the dates subsequent to the execution of this Agreement will be as of the dates thereof, (a) at the time and under the circumstances in which made, made for good, valuable and adequate consideration in the ordinary course of business and are the legal and binding obligations of the obligors thereof, (b) evidenced by genuine notes, agreements, or other evidences of indebtedness and (c) to the extent secured, have been secured, to the Knowledge of Seller, by valid liens and security interests which have been perfected. Accurate lists of all loans, discounts and financing leases as of July 31, 2007 and on a monthly basis thereafter, and of the investment portfolios of each Seller Entity as of such date, have been and will be made available to Buyer concurrently with the Seller Disclosure Memorandum. Except as specifically set forth in Section 4.9(b) of the Seller Disclosure Memorandum, neither Seller nor the Bank is a party to any written or oral loan agreement, note, or borrowing arrangement, including any loan guaranty, that was, as of the most recent month-end (i) delinquent by more than 30 days in the payment of principal or interest, (ii) to Seller's Knowledge, otherwise in material default for more than 30 days, (iii) classified as "substandard," "doubtful," "loss," "other assets especially mentioned" or any comparable classification by Seller or by any applicable Regulatory Authority, (iv) an obligation of any director, executive officer or 10% shareholder of any Seller Entity who is subject to Regulation O of the Federal Reserve Board (12 C.F.R. Part 215), or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, or (v) in violation of any Law.

4.10    Assets.

        (a)   To Seller's Knowledge, except as disclosed in Section 4.10 of the Seller Disclosure Memorandum or as disclosed or reserved against in the Seller Financial Statements delivered prior to the date of this Agreement, the Seller Entities have good and marketable title, free and clear of all Liens, to all of their respective Assets that they own. In addition, to Seller's Knowledge, all tangible properties used in the businesses of the Seller Entities are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Seller's past practices.

        (b)   All Assets which are material to Seller's business, held under leases or subleases by any of the Seller Entities, are held under valid Contracts enforceable in accordance with their respective terms, and each such Contract is in full force and effect.

        (c)   The Seller Entities currently maintain insurance, including bankers' blanket bonds, with insurers of recognized financial responsibility, similar in amounts, scope, and coverage to that maintained by other peer organizations. None of the Seller Entities has received notice from any insurance carrier that (i) any policy of insurance will be canceled or that coverage thereunder will be reduced or eliminated, (ii) premium costs with respect to such policies of insurance will be substantially increased, or (iii) similar coverage will be denied or limited or not extended or renewed with respect to any Seller Entity, any act or occurrence, or that any Asset, officer, director, employee or agent of any Seller Entity will not be covered by such insurance or bond. There are presently no claims for amounts exceeding $25,000 individually or in the aggregate pending under such policies of insurance or bonds, and no notices of claims in excess of such amounts have been given by any Seller Entity under such policies. Seller has made no claims, and no claims are contemplated to be made, under its directors' and officers' errors and omissions or other insurance or bankers' blanket bond.

        (d)   The Assets of the Seller Entities include all Assets required by Seller Entities to operate the business of the Seller Entities as presently conducted.

4.11    Intellectual Property.

        Except as disclosed in Section 4.11 of the Seller Disclosure Memorandum, each Seller Entity owns or has a license to use all of the Intellectual Property used by such Seller Entity in the course of its business, including sufficient rights in each copy possessed by each Seller Entity. Each Seller Entity is the owner of or has a license, with the right to sublicense, to any Intellectual Property sold or licensed to a third party by such Seller Entity in connection with such Seller Entity's business operations, and such Seller Entity has the right to convey by sale or license any Intellectual Property so conveyed. To Seller's Knowledge, no Seller Entity is in Default under any of its Intellectual Property licenses. To Seller's Knowledge, no proceedings have been instituted, or are pending or to the Knowledge of Seller threatened, which challenge the rights of any Seller Entity with respect to Intellectual Property used, sold, or licensed by such Seller Entity in the course of its business, nor has any person claimed or alleged any rights to such Intellectual Property. To Seller's Knowledge, the conduct of the business of the Seller Entities does not infringe any Intellectual Property of any other person. Except as disclosed in Section 4.11 of the Seller Disclosure Memorandum, no Seller Entity is obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property. Except as disclosed in Section 4.11 of the Seller Disclosure Memorandum, Seller does not have any Contracts with its directors, officers, or employees which require such officer, director, or employee to assign any interest in any Intellectual Property to a Seller Entity and to keep confidential any trade secrets, proprietary data, customer information, or other business information of a Seller Entity, and to Seller's Knowledge, no such officer, director, or employee is party to any Contract with any Person other than a Seller Entity which requires such officer, director or employee to assign any interest in any Intellectual Property to any Person other than a Seller Entity or to keep confidential any trade secrets, proprietary data, customer information, or other business information of any Person other than a Seller Entity. To Seller's Knowledge, no officer, director, or employee of any Seller Entity is party to any confidentiality, nonsolicitation, noncompetition, or other Contract for the benefit of any Person other than a Seller Entity which restricts or prohibits such officer, director, or employee from engaging in activities competitive with any Person, including any Seller Entity.

4.12    Environmental Matters.

        (a)   Seller has delivered, or caused to be delivered or made available to Buyer, true and complete copies of, all environmental site assessments, test results, analytical data, boring logs, permits for storm water, wetlands fill, or other environmental permits for construction of any building, parking lot or other improvement, and other environmental reports and studies in the possession of any Seller Entity relating to its Participation Facilities and Operating Properties. To Seller's Knowledge, there are no material violations of Environmental Laws on properties that secure loans made by Seller or Bank.

        (b)   To Seller's Knowledge, each Seller Entity, its Participation Facilities, and its Operating Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect.

        (c)   There is no Litigation pending, and to Seller's Knowledge there is no environmental enforcement action, investigation, or litigation threatened before any Governmental Authority or other forum in which any Seller Entity or any of its Operating Properties or Participation Facilities (or Seller in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with or Liability under any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site currently or formerly owned, leased, or operated by any Seller Entity or any of its Operating Properties or Participation Facilities.

        (d)   During the period of (i) any Seller Entity's ownership or operation of any of their respective current properties, (ii) any Seller Entity's participation in the management of any Participation Facility, or (iii) any Seller Entity's holding of a security interest in any Operating Property, there have been no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties. Prior to the period of (i) any Seller Entity's ownership or operation of any of their respective current properties, (ii) any Seller Entity's participation in the management of any Participation Facility, or (iii) any Seller Entity's holding of a security interest in any Operating Property, to Seller's Knowledge, there were no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, or affecting any such property, Participation Facility or Operating Property. During and prior to the period of (i) Seller Entity's ownership or operation of any of their respective current properties, (ii) any Seller Entity's participation in the management of any Participation Facility, or (iii) any Seller Entity's holding of a security interest in any Operating Property, there have been no violations of any Environmental Laws, including but not limited to unauthorized alterations of wetlands.

4.13    Compliance with Laws.

        (a)   Seller is a bank holding company duly registered and in good standing as such with the Federal Reserve. Bank is a national bank in good standing with the OCC and is a member in good standing of the FDIC.

        (b)   Compliance with Permits, Laws and Orders.

          (i)    To Seller's Knowledge, each of the Seller Entities has in effect all Permits and has made all filings, applications, and registrations with Governmental Authorities that are required for it to own, lease, or operate its assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit applicable to their respective businesses or employees conducting their respective businesses.

          (ii)   To Seller's Knowledge, none of the Seller Entities is in Default under any Laws or Orders applicable to its business or employees conducting its business.

          (iii)  None of the Seller Entities has received any notification or communication from any Governmental Authority (A) asserting that Seller or any of its Subsidiaries is in Default under any of the Permits, Laws, or Orders which such Governmental Authority enforces, (B) threatening to revoke any Permits, or (C) requiring Seller or any of its Subsidiaries (x) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any resolution of its board of directors or similar undertaking.

          (iv)  There (A) is no unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of Seller or any of its Subsidiaries, (B) are no notices or correspondence received by Seller with respect to formal or informal inquiries by, or disagreements or disputes with, any Governmental

  Authority with respect to Seller's or any of Seller's Subsidiaries' business, operations, policies, or procedures since its inception, and (C) is not any pending or, to Seller's Knowledge, threatened, nor has any Governmental Authority indicated an intention to conduct any, investigation, or review of it or any of its Subsidiaries.

          (v)   None of the Seller Entities nor any of its directors, officers, employees, or Representatives acting on its behalf has offered, paid, or agreed to pay any Person, including any Government Authority, directly or indirectly, any thing of value for the purpose of, or with the intent of obtaining or retaining any business in violation of applicable Laws, including (1) using any corporate funds for any unlawful contribution, gift, entertainment, or other unlawful expense relating to political activity, (2) making any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (3) violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (4) making any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment.

          (vi)  Each Seller Entity has complied in all material respects with all requirements of Law under the Bank Secrecy Act and the USA Patriot Act, and each Seller Entity has timely filed all reports of suspicious activity, including those required under 12 C.F.R. § 353.3.

4.14    Labor Relations.

        (a)   No Seller Entity is the subject of any Litigation asserting that it or any other Seller Entity has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or other violation of state or federal labor Law or seeking to compel it or any other Seller Entity to bargain with any labor organization or other employee representative as to wages or conditions of employment, nor is any Seller Entity party to any collective bargaining agreement or subject to any bargaining order, injunction, or other Order relating to Seller's relationship or dealings with its employees, any labor organization or any other employee representative. There is no strike, slowdown, lockout, or other job action or labor dispute involving any Seller Entity pending or threatened and there have been no such actions or disputes in the past five years. To Seller's Knowledge, there has not been any attempt by any Seller Entity employees or any labor organization or other employee representative to organize or certify a collective bargaining unit or to engage in any other union organization activity with respect to the workforce of any Seller Entity. Except as disclosed in Section 4.14 of the Seller Disclosure Memorandum, employment of each employee and the engagement of each independent contractor of each Seller Entity is terminable at will by the relevant Seller Entity without (i) any penalty, liability, or severance obligation incurred by any Seller Entity, (ii) and in all cases without prior consent by any Governmental Authority. No Seller Entity will owe any amounts to any of its employees or independent contractors as of the Closing Date, including any amounts incurred for any wages, bonuses, vacation pay, sick leave, contract notice periods, change of control payments, or severance obligations except as disclosed in Section 4.14 of the Seller Disclosure Memorandum.

        (b)   To Seller's Knowledge, all of the employees employed in the United States are either United States citizens or are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other United States immigration Laws and the Laws related to the employment of non-United States citizens applicable in the state in which the employees are employed.

        (c)   No Seller Entity has effectuated (i) a "plant closing" (as defined in the Worker Adjustment and Retraining Notification Act (the "WARN Act")) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any Seller Entity; or (ii) a "mass layoff" (as defined in the WARN Act) affecting any site of employment or facility of any Seller Entity; and no Seller Entity has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local Law. None of any Seller Entity's employees has suffered an "employment loss" (as defined in the WARN Act) since six months prior to the Closing Date.

        (d)   Section 4.14 of the Seller Disclosure Memorandum contains a list of all independent contractors of each Seller Entity (separately listed by Seller Entity) and each such Person meets the standard for an independent contractor under all Laws (including Treasury Regulations under the Code and federal and state labor and employment Laws) and no such Person is an employee of any Seller Entity under any applicable Law.

4.15    Employee Benefit Plans.

        (a)   Seller has disclosed in Section 4.15 of the Seller Disclosure Memorandum, and has delivered or made available to Buyer prior to the execution of this Agreement, (i) copies of each Employee Benefit Plan currently adopted, maintained by, sponsored in whole or in part by, or contributed or required to be contributed to by any Seller Entity or ERISA Affiliate thereof for the benefit of employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries or under which employees, retirees, former employees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (each, a "Seller Benefit Plan," and collectively, the "Seller Benefit Plans") and (ii) a list of each Employee Benefit Plan that is not identified in (i) above (e.g., former Employee Benefit Plans) but for which any Seller Entity or ERISA Affiliate has or reasonably could have any obligation or Liability. Any of the Seller Benefit Plans which is an "employee pension benefit plan," as that term is defined in ERISA Section 3(2), is referred to herein as a "Seller ERISA Plan." Each Seller ERISA Plan which is also a "defined benefit plan" (as defined in Code Section 414(j)) is referred to herein as a "Seller Pension Plan," and is identified as such in Section 4.15 of the Seller Disclosure Memorandum.

        (b)   Seller has delivered or made available to Buyer prior to the execution of this Agreement (i) all trust agreements or other funding arrangements for all Employee Benefit Plans, (ii) all determination letters, rulings, opinion letters, information letters, or advisory opinions issued by the United States Internal Revenue Service ("IRS"), the United States Department of Labor ("DOL") or the Pension Benefit Guaranty Corporation during this calendar year or any of the preceding three calendar years, (iii) any filing or documentation (whether or not filed with the IRS) where corrective action was taken in connection with the IRS EPCRS program set forth in Revenue Procedure 2001-17 (or its predecessor or successor rulings), (iv) annual reports or returns, audited or unaudited financial statements, actuarial reports, and valuations prepared for any Employee Benefit Plan for the current plan year and the three preceding plan years, and (v) the most recent summary plan descriptions and any material modifications thereto.

        (c)   Each Seller Benefit Plan is in material compliance with the terms of such Seller Benefit Plan, in material compliance with the applicable requirements of the Code, in material compliance with the applicable requirements of ERISA, and in material compliance with any other applicable Laws. Each Seller ERISA Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion from the IRS that is still in effect and applies to the Seller ERISA Plan as amended and as administered or, within the time permitted under Code Section 401(b), has timely applied for a favorable determination letter which when issued will apply retroactively to the Seller ERISA Plan as amended and as administered. Seller is not aware of any circumstances likely to result in revocation of any such favorable determination letter. Seller has not received any communication (written or unwritten) from any Governmental Authority questioning or challenging the compliance of any Seller Benefit Plan with applicable Laws. No Seller Benefit Plan is currently being audited by any Governmental Authority for compliance with applicable Laws or has been audited with a determination by any Governmental Authority that the Employee Benefit Plan failed to comply with applicable Laws.

        (d)   There has been no material oral or written representation or communication with respect to any aspect of the Employee Benefit Plans made to employees of the Seller which is not in accordance with the written or otherwise preexisting terms and provisions of such plans. To Seller's Knowledge, neither Seller nor any administrator or fiduciary of any Seller Benefit Plan (or any agent of any of the foregoing) has engaged in any transaction, or acted or failed to act in any manner, which could subject Seller or Buyer to any direct or indirect Liability (by indemnity or otherwise) for breach of any fiduciary, co-fiduciary, or other duty under ERISA. To Seller's Knowledge, there are no unresolved claims or disputes under the terms of, or in connection with, the Seller Benefit Plans other than claims for benefits which are payable in the ordinary course of business and no action, proceeding, prosecution, inquiry, hearing, or investigation has been commenced with respect to any Seller Benefit Plan.

        (e)   All Seller Benefit Plan documents and annual reports or returns, audited or unaudited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to the Seller Benefit Plans are correct and complete in all material respects, have been timely filed with the IRS or the DOL, and distributed to participants of the Seller Benefit Plans (as required by Law), and there have been no changes in the information set forth therein.

        (f)    To the Seller's Knowledge, no "party in interest" (as defined in ERISA Section 3(14)) or "disqualified person" (as defined in Code Section 4975(e)(2)) of any Seller Benefit Plan has engaged in any nonexempt "prohibited transaction" (described in Code Section 4975(c) or ERISA Section 406).

        (g)   No Seller Entity has, or ever has had, a Seller Pension Plan, or any plan that is or was subject to Code Section 412 or ERISA Section 302 or Title IV of ERISA. There is no Lien nor is there expected to be a Lien under Code Section 412(n) or ERISA Section 302(f) or Tax under Code Section 4971 applicable to any Seller Entity or any Seller Entity's Assets. Neither Seller nor any of its ERISA Affiliates is subject to or can reasonably be expected to become subject to a Lien under Code Section 401(a)(29). All premiums required to be paid under ERISA Section 4006, if any, have been timely paid by Seller and by its ERISA Affiliates.

        (h)   No Liability under Title IV of ERISA has been or is expected to be incurred by Seller or its ERISA Affiliates and no event has occurred that could reasonably result in Liability under Title IV of ERISA being incurred by Seller or its ERISA Affiliates with respect to any ongoing, frozen, terminated, or other single-employer plan of Seller or the single-employer plan of any ERISA Affiliate. There has been no "reportable event," within the meaning of ERISA Section 4043, for which the 30-day reporting requirement has not been waived by any ongoing, frozen, terminated or other single employer plan of Seller or of an ERISA Affiliate.

        (i)    Except as disclosed in Section 4.15 of the Seller Disclosure Memorandum, no Seller Entity has any Liability for retiree health or life benefits under any of the Seller Benefit Plans, or other plan or arrangement, and there are no restrictions on the rights of such Seller Entity to amend or terminate any such retiree health or benefit Plan without incurring any Liability thereunder except to the extent required under Part 6 of Title I of ERISA or Code Section 4980B. No Tax under Code Sections 4980B or 5000 has been incurred with respect to any Seller Benefit Plan, or other plan or arrangement, and no circumstance exists which could give rise to such Taxes.

        (j)    Except as disclosed in Section 4.15 of the Seller Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any Seller Entity from any Seller Entity under any Seller Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Seller Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit, or any benefit under any life insurance owned by any Seller Entity or the rights of any Seller Entity in, to or under any insurance on the life of any current or former officer, director, or employee of any Seller Entity, or change any rights or obligations of any Seller Entity with respect to such insurance.

        (k)   The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any Seller Entity and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans, whether or not subject to the provisions of Code Section 412 or ERISA Section 302, have been fully reflected on the Seller Financial Statements to the extent required by and in accordance with GAAP.

        (l)    All individuals who render services to any Seller Entity and who are authorized to participate in a Seller Benefit Plan pursuant to the terms of such Seller Benefit Plan are in fact eligible to and authorized to participate in such Seller Benefit Plan.

        (m)  Neither the Seller nor any of its ERISA Affiliates has had an "obligation to contribute" (as defined in ERISA Section 4212) to, or other obligations or Liability in connection with, a "multiemployer plan" (as defined in ERISA Sections 4001(a)(3) or 3(37)(A)).

        (n)   Except as disclosed in Section 4.15 of the Seller Disclosure Memorandum, there are no payments or changes in terms due to any insured person as a result of this Agreement, the Merger or the transactions contemplated herein, under any bank-owned, corporate-owned split dollar life insurance, other life insurance, or similar arrangement or Contract, and the Successor Corporation shall, upon and after the Effective Time, succeed to and have all the rights in, to and under such life insurance Contracts as Seller presently holds. Each Seller Entity will, upon the execution and delivery of this Agreement, and will continue to have, notwithstanding this Agreement or the consummation of the transaction contemplated hereby, all ownership rights and interest in all corporate or bank-owned life insurance.

4.16    Material Contracts.

        (a)   Except as disclosed in Section 4.16 of the Seller Disclosure Memorandum or otherwise reflected in the Seller Financial Statements, none of the Seller Entities, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $25,000, (ii) any Contract relating to the borrowing of money by any Seller Entity or the guarantee by any Seller Entity of any such obligation (other than Contracts evidencing the creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, entry into repurchase agreements fully secured by U.S. government securities or U.S. government agency securities, advances of depository institution Subsidiaries incurred in the ordinary course of Seller's business, and trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of Seller's business), (iii) any Contract which prohibits or restricts any Seller Entity or any personnel of a Seller Entity from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person, (iv) any Contract involving Intellectual Property (other than Contracts entered into in the ordinary course with customers or "shrink-wrap" software licenses), (v) any Contract relating to the provision of data processing, network communication, or other technical services to or by any Seller Entity, (vi) any Contract relating to the purchase or sale of any goods or services (other than Contracts entered into in the ordinary course of business and involving payments under any individual Contract or series of contracts not in excess of $25,000), (vii) any exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial Contract, or any other interest rate or foreign currency protection Contract or any Contract that is a combination thereof not included on its balance sheet, and (viii) any other Contract that would be required to be filed as an exhibit to a Form 10-K filed by Seller as of the date of this Agreement pursuant to the reporting requirements of the Exchange Act (together with all Contracts referred to in Sections 4.11 and 4.15(a), the "Seller Contracts").

        (b)   With respect to each Seller Contract and except as disclosed in Section 4.16(b) of the Seller Disclosure Memorandum: (i) the Contract is in full force and effect; (ii) no Seller Entity is in Default thereunder; (iii) no Seller Entity has repudiated or waived any material provision of any such Contract; (iv) no other party to any such Contract is, to Seller's Knowledge, in Default in any respect or has repudiated or waived any material provision thereunder; and (v) no consent which has not been or will not be obtained is required by a Contract for the execution, delivery, or performance of this Agreement, the consummation of the Merger or the other transactions contemplated hereby. Section 4.16(b) of the Seller Disclosure Memorandum lists every Consent required by any Contract involving an amount in excess of $50,000. All of the indebtedness of any Seller Entity for money borrowed is prepayable at any time by such Seller Entity without penalty, premium or charge, except as specified in Section 4.16(b) of the Seller Disclosure Memorandum.

4.17    Privacy of Customer Information.

        (a)   Each Seller Entity is the sole owner of all individually identifiable personal information relating to an identifiable or identified natural person ("IIPI"), relating to customers, former customers, and prospective customers that will be transferred to Buyer and the Buyer Entities pursuant to this Agreement.

        (b)   Each Seller Entity's collection and use of such IIPI, the transfer of such IIPI to Buyer and the Buyer Entities, and the use of such IIPI by the Buyer Entities as contemplated by this Agreement, complies with Seller's privacy policy, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act, and all other applicable privacy Laws, and any Seller Entity Contract and industry standards relating to privacy.

4.18    Legal Proceedings.

        Except as disclosed in Section 4.18 of the Seller Disclosure Memorandum, there is no Litigation instituted or pending, or, to the Knowledge of Seller, threatened (or unasserted but considered probable of assertion) against any Seller Entity, or to Seller's Knowledge, against any director, officer, employee, or agent of any Seller Entity in their capacities as such or with respect to any service to or on behalf of any Employee Benefit Plan or any other Person at the request of the Seller Entity or Employee Benefit Plan of any Seller Entity, or against any Asset, interest, or right of any of them, nor are there any Orders or judgments outstanding against any Seller Entity. No claim for indemnity has been made or, to Seller's Knowledge, threatened by any director, officer, employee, independent contractor, or agent to any Seller Entity and to Seller's knowledge, no basis for any such claim exists.

4.19    Reports.

        Except as disclosed in Section 4.19 of the Seller Disclosure Memorandum, since July 1, 2004, each Seller Entity has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Governmental Authorities. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of their respective dates, such reports and documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing provisions of this Section 4.19, Seller Entities may have made immaterial late filings, which are disclosed in Section 4.19 of the Seller Disclosure Memorandum.

4.20    Books and Records.

        Seller and each Seller Entity maintains accurate books and records reflecting its Assets and Liabilities and maintains proper and adequate internal accounting controls which provide assurance that (a) transactions are executed with management's authorization; (b) transactions are recorded as necessary to permit preparation of the consolidated financial statements of Seller and to maintain accountability for Seller's consolidated Assets; (c) access to Seller's Assets is permitted only in accordance with management's authorization; (d) the reporting of Seller's Assets is compared with existing Assets at regular intervals; and (e) accounts, notes, and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

4.21    Loans to Executive Officers and Directors.

        Seller has not, since its inception, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of Seller, except as permitted by Section 13(k) of the Exchange Act and Federal Reserve Regulation O. Section 4.21 of the Seller Disclosure Memorandum identifies any loan or extension of credit maintained by Seller after July 29, 2002 to which the second sentence of Section 13(k)(1) of the Exchange Act applies or would apply if Seller were subject to such Section.

4.22    Certain Actions.

        No Seller Entity or, to Seller's Knowledge, any Affiliate thereof has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of any required Consents or result in the imposition of a condition or restriction of the type referred to in the last sentence of Section 8.1(b).

4.23    State Takeover Laws.

        Each Seller Entity has taken all necessary action, if any, to exempt the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable "moratorium," "fair price," "business combination," "control share," or other anti-takeover Laws, (collectively, "Takeover Laws").

4.24    Brokers and Finders; Opinion of Financial Advisor.

        Except for Seller Financial Advisor, neither Seller nor its Subsidiaries, or any of their respective officers, directors, employees, or Representatives, has employed any broker, finder, or investment banker or incurred any Liability for any financial advisory fees, investment bankers fees, brokerage fees, commissions, or finder's or other such fees in connection with this Agreement or the transactions contemplated hereby. Seller has received the written opinion of the Seller Financial Advisor, dated the date of this Agreement, to the effect that the consideration to be received in the Merger by the holders of Seller Common Stock is fair, from a financial point of view, to such holders, a signed copy of which has been or will be delivered to Buyer.

4.25    Board Recommendation.

        The board of directors of Seller, at a meeting duly called and held, has by unanimous vote of the directors present (i) determined that this Agreement and the transactions contemplated hereby, including the Merger and the transactions contemplated hereby and thereby, taken together, are fair to and in the best interests of the Seller's shareholders and (ii) resolved, subject to the terms of this Agreement, to recommend that the holders of the shares of Seller Common Stock approve this

Agreement, the Merger, and the related transactions and to call and hold a meeting of Seller's shareholders to consider this Agreement, the Merger, and the related transactions.

4.26    Statements True and Correct.

        (a)   No statement, certificate, instrument, or other writing furnished or to be furnished by any Seller Entity or any Affiliate thereof to Buyer pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

        (b)   None of the information supplied or to be supplied by any Seller Entity or any Affiliate thereof for inclusion in the Registration Statement to be filed by Buyer with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any Seller Entity or any Affiliate thereof for inclusion in any Proxy Statement/Prospectus to be mailed to Seller's shareholders in connection with Seller's Shareholders' Meeting, and any other documents to be filed by any Seller Entity or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement/Prospectus, when first mailed to the shareholders of Seller be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement/Prospectus or any amendment thereof or supplement thereto, at the time of the Seller's Shareholders' Meeting be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for Seller's Shareholders' Meeting.

        (c)   All documents that any Seller Entity or any Affiliate thereof is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

4.27    Delivery of Seller Disclosure Memorandum.

        Seller has delivered to Buyer a complete Seller Disclosure Memorandum.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF BUYER

        Buyer hereby represents and warrants to Seller, except as set forth on the Buyer Disclosure Memorandum with respect to each such Section below, as follows:

5.1    Organization, Standing, and Power.

        Buyer is a corporation duly organized, validly existing, and in good standing under the Laws of the State of South Carolina, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Assets. Buyer is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect.

5.2    Authority of Buyer; No Breach By Agreement.

        (a)   Buyer has the corporate power and authority necessary to execute, deliver, and, other than with respect to the Merger, perform this Agreement, and with respect to the Merger, upon the approval of the Merger, as required by Sections 8.1(b), and 8.1(c) and by Buyer's shareholders in accordance with this Agreement and the SCBCA, to perform its obligations under this Agreement, and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Buyer, subject to the approval of this Agreement by the holders of two-thirds of the outstanding shares of Buyer Common Stock, which is the only Buyer's shareholder vote required for approval of this Agreement and consummation of the Merger. Subject to any necessary approvals referred to in Sections 8.1(b) and 8.1(c), and receipt of such requisite shareholder approval, this Agreement represents a legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

        (b)   Neither the execution and delivery of this Agreement by Buyer, nor the consummation by Buyer of the transactions contemplated hereby, nor compliance by Buyer with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Buyer's articles of incorporation or bylaws or any resolution adopted by the board of directors or shareholders of Buyer, or (ii) result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Buyer Entity under, any Contract or Permit of any Buyer Entity, or, (iii) subject to receipt of the requisite Consents referred to in Section 8.1(b) and (c), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Buyer Entity or any of their respective material Assets.

        (c)   Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws and other than Consents required from Regulatory Authorities, and other than notices to or filings with the IRS or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, no notice to, filing with, or Consent of, any Governmental Authority is necessary for the consummation by Buyer of the Merger and the other transactions contemplated in this Agreement.

5.3    Exchange Act Filings; Financial Statements.

        (a)   Buyer has timely filed and made available to Seller all Exchange Act Documents required to be filed by Buyer since July 1, 2004 (together with all such Exchange Act Documents filed, whether or not required to be filed, the "Buyer Exchange Act Reports"). The Buyer Exchange Act Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such amended or subsequent filing or, in the case of registration statements, at the effective date thereof) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Buyer Exchange Act Reports or necessary in order to make the statements in such Buyer Exchange Act Reports, in light of the circumstances under which they were made, not misleading. Buyer's principal executive officer and principal financial officer (and Buyer's former principal executive officers and principal financial officers, as applicable) have made the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the Exchange Act thereunder with respect to Buyer's Exchange Act Documents to the extent such rules or regulations applied at the time of the filing. For purposes of the preceding sentence, "principal executive officer" and "principal financial officer" shall have the meanings given to such terms in the Sarbanes-Oxley Act. Such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and neither Buyer nor any of its officers has received notice from any Regulatory Authority questioning or challenging the accuracy, completeness, content, form, or manner of filing or submission of such certifications. No Buyer Subsidiary is required to file any Exchange Act Documents.

        (b)   Each of the Buyer Financial Statements (including, in each case, any related notes) contained in the Buyer Exchange Act Reports, including any Buyer Exchange Act Reports filed after the date of this Agreement until the Effective Time, complied, or will comply, as to form in all material respects with the applicable published rules and regulations of the Exchange Act with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the Exchange Act), and fairly presented in all material respects the consolidated financial position of Buyer and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect, and were certified to the extent required by the Sarbanes-Oxley Act.

        (c)   Buyer's independent public accountants, which have expressed their opinion with respect to the Financial Statements of Buyer included in Buyer's Exchange Act Reports (including the related notes), are and have been throughout the periods covered by such Financial Statements (x) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act) (to the extent applicable during such period), (y) "independent" with respect to Buyer within the meaning of Regulation S-X and, (z) with respect to Buyer, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and related Securities Laws.

        (d)   Buyer maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act, and such controls and procedures are effective to ensure that all material information relating to Buyer is made known on a timely basis to the individuals responsible for the preparation of Buyer's Exchange Act Documents.

5.4    Reports.

        Since July 1, 2004, each Buyer Entity has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Governmental Authorities. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of their respective dates, such reports and documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

5.5    Brokers and Finders.

        Except for Buyer Financial Advisor, neither Buyer nor any of their respective officers, directors, employees, or Representatives, has employed any broker, finder or investment banker or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions, or finder's fees or other such fees in connection with this Agreement or the transactions contemplated hereby.

5.6    Certain Actions.

        No Buyer Entity or any Affiliate thereof has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of any required Consents or result in the imposition of a condition or restriction of the type referred to in the last sentence of Section 8.1(b).

5.7    Available Consideration.

        Buyer has available to it, or as of the Effective Time will have available to it, sufficient shares of authorized and unissued Buyer Common Stock and all funds necessary for the issuance and payment of the Merger Consideration and has funds available to it to satisfy its payment obligations under this Agreement.

5.8    Statements True and Correct.

        (a)   No statement, certificate, instrument, or other writing furnished or to be furnished by any Buyer Entity or any Affiliate thereof to Seller pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

        (b)   None of the information supplied or to be supplied by any Buyer Entity or any Affiliate thereof for inclusion in the Registration Statement to be filed by Buyer with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied by any Buyer Entity or any Affiliate thereof for inclusion in the Proxy Statement/Prospectus to be mailed to Seller's shareholders in connection with the Seller's Shareholders' Meeting, and any other documents to be filed by any Buyer Entity or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement/Prospectus, when first mailed to the shareholders of Seller be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement/Prospectus or any amendment thereof or supplement thereto, at the time of the Seller's Shareholders' Meeting be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for Seller's Shareholders' Meeting.

        (c)   All documents that any Buyer Entity or any Affiliate thereof is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

5.9    Absence of Certain Changes or Events.

        Except as disclosed in the Buyer Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 5.9 of the Buyer Disclosure Memorandum, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, (ii) none of the Buyer Entities has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of Buyer provided in this Agreement, and (iii) since December 31, 2006 the Seller Entities have conducted their respective businesses in the ordinary course of business consistent with past practice.

ARTICLE 6

CONDUCT OF BUSINESS PENDING CONSUMMATION

6.1    Affirmative Covenants of Seller.

        (a)   From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Buyer shall have been obtained, and except as otherwise expressly contemplated herein, Seller shall, and shall cause each of its Subsidiaries to, (i) operate its business only in the usual, regular, and ordinary course, (ii) use commercially reasonable efforts to preserve intact its business organization and Assets and maintain its rights and franchises, (iii) use commercially reasonable efforts to cause its representations and warranties to be correct at all times, (iv) use its best efforts to provide all information requested by Buyer related to loans or other transactions made by Seller with a value equal to or exceeding $500,000, (v) consult with Buyer prior to entering into or making any loans or other transactions with a value equal to or exceeding $1,000,000, (vi) consult with Buyer prior to entering into or making any loans that exceed regulatory loan to value guidelines, and (vii) take no action which would (A) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Sections 8.1(b) or 8.1(c), or (B) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

        (b)   From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Seller shall have been obtained, and except as otherwise expressly contemplated herein, Buyer shall, and shall cause each of its Subsidiaries to, (i) operate its business only in the usual, regular, and ordinary course, (ii) use commercially reasonable efforts to preserve intact its business organization and Assets and maintain its rights and franchises, (iii) use commercially reasonable efforts to cause its representations and warranties to be correct at all times, and (iv) take no action which would (A) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Sections 8.1(b) or 8.1(c), or (B) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

        (c)   Seller and Buyer each shall, and shall cause each of its Subsidiaries to, cooperate with the other Party and provide all necessary corporate approvals, and cooperate in seeking all approvals of any business combinations of such Seller and its Subsidiaries requested by Buyer, provided, the effective time of such business combinations is on or after the Effective Time of the Merger.

6.2    Negative Covenants of Seller.

        From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Buyer shall have been obtained, and except as otherwise expressly contemplated herein, Seller covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following:

        (a)   amend the articles of incorporation, bylaws, or other governing instruments of any Seller Entity;

        (b)   incur any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $250,000 except in the ordinary course of the business of any Seller Entity consistent with past practices and that are prepayable without penalty, charge, or other payment (which exception shall include, for Seller Entities that are depository institutions, creation of deposit liabilities, purchases of federal funds, advances from a Federal Reserve Bank or a Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government securities or U.S. government agency securities), or impose, or suffer the imposition, on any Asset of any Seller Entity of any Lien or permit any such Lien to exist (other than in connection with public deposits, repurchase agreements, bankers'

acceptances, "treasury tax and loan" accounts established in the ordinary course of business of Subsidiaries that are depository institutions, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the Seller Disclosure Memorandum);

        (c)   repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any Seller Entity, or declare or pay any dividend or make any other distribution in respect of Seller's capital stock;

        (d)   issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Seller Common Stock, any other capital stock of any Seller Entity, or any Right;

        (e)   adjust, split, combine, or reclassify any capital stock of any Seller Entity or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Seller Common Stock, or sell, lease, mortgage, or otherwise dispose of (i) any shares of capital stock of any Seller Subsidiary or (ii) any Asset other than in the ordinary course of business for reasonable and adequate consideration;

        (f)    purchase any securities or make any material investment except in the ordinary course of business consistent with past practice, either by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly owned Seller Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with foreclosures of loans in the ordinary course of business;

        (g)   except as contemplated by this Agreement or as may be required by existing Contract, (i) grant any bonus or increase in compensation or benefits to the employees, officers or directors of any Seller Entity (except in accordance with past practice and as disclosed on Schedule 6.2(g)), (ii) commit or agree to pay any severance or termination pay, or any stay or other bonus to any Seller director, officer or employee, (iii) enter into or amend any severance agreements with officers, employees, directors, independent contractors, or agents of any Seller Entity, (iv) change any fees or other compensation or other benefits to directors of any Seller Entity, or (v) waive any stock repurchase rights, accelerate, amend, or change the period of exercisability of any Rights or restricted stock, or reprice Rights granted under Seller stock plans or authorize cash payments in exchange for any Rights; or (vi) accelerate or vest or commit or agree to accelerate or vest any amounts, benefits or rights payable by any Seller Entity provided, however, that Seller may (x) continue to make annual merit salary increases consistent with past practices, (y) pay all earned bonuses and incentive compensation and (z) pay bonuses to the management team for efforts associated with the Merger to the extent disclosed in Section 6.2(g) of the Seller Disclosure Memorandum;

        (h)   enter into or amend any employment Contract between any Seller Entity and any Person (unless such amendment is required by Law) that the Seller Entity does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time, except in the case of amendments to comply with Section 409A of the Internal Revenue Code;

        (i)    adopt any new employee benefit plan of any Seller Entity or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans, welfare plans, insurance, stock or other plans of any Seller Entity other than any such change that is required by Law or to maintain continuous benefits at current levels or that, in the written opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distributions from such employee benefit or welfare plans, except as required by Law, the terms of such plans or consistent with past practice;

        (j)    make any change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate and necessary to conform to changes in Tax Laws, regulatory accounting requirements, or GAAP;

        (k)   commence any Litigation other than in accordance with past practice or settle any Litigation involving any Liability of any Seller Entity for money damages or restrictions upon the operations of any Seller Entity;

        (l)    enter into, modify, amend, or terminate any material Contract other than with respect to those involving aggregate payments of less than, or the provision of goods or services with a market value of less than, $50,000 per annum and other than Contracts covered by Sections 6.2(b), (m), (n) and (o) or as otherwise permitted by Section 6.1(a)(v);

        (m)  except in the ordinary course of business consistent with past practice, make, renegotiate, renew, increase, extend, modify or purchase any loan, lease (credit equivalent), advance, credit enhancement or other extension of credit, or make any commitment in respect of any of the foregoing;

        (n)   except in conformity with existing policies and practices, waive, release, compromise, or assign any material rights or claims, or make any adverse changes in the mix, rates, terms, or maturities of Seller's deposits and other Liabilities;

        (o)   except for loans or extensions of credit made on terms generally available to the public, make or increase any loan or other extension of credit, or commit to make or increase any such loan or extension of credit, to any director or executive officer of Seller or the Bank, or any entity controlled, directly or indirectly, by any of the foregoing, other than renewals of existing loans or commitments to loan;

        (p)   restructure or materially change its investment securities portfolio or its interest rate risk position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

        (q)   make any capital expenditures in excess of $10,000 other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair or to make payment of necessary taxes;

        (r)   except for completion of branches or offices in process, establish or commit to the establishment of any new branch or other office facilities or file any application to relocate or terminate the operation of any banking office unless otherwise requested by Buyer;

        (s)   take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article 8 not being satisfied or in a violation of any provision of this Agreement;

        (t)    implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines;

        (u)   knowingly take any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the IRC;

        (v)   agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 6.2;

        (w)  cause the Allowance to be less than 1.20% of loans and leases and other credits; or

        (x)   take any action or fail to take any action that at the time of such action or inaction is reasonably likely to prevent, or would be reasonably likely to materially interfere with, the consummation of the Merger.

6.3    Adverse Changes in Condition.

        Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) has had or is reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect or a Buyer Material Adverse Effect, as applicable, (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, or (iii) would be reasonably likely to prevent or materially interfere with the consummation of the Merger, and to use its reasonable efforts to prevent or promptly to remedy the same.

6.4    Reports.

        Each of Buyer and its Subsidiaries and Seller and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall make available to the other Party copies of all such reports promptly after the same are filed. Seller and its Subsidiaries shall also make available to Buyer monthly financial statements and quarterly call reports. The financial statements of Buyer and Seller, whether or not contained in any such reports filed under the Exchange Act or with any other Regulatory Authority, will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material). As of their respective dates, such reports of Buyer and Seller filed under the Exchange Act or with any other Regulatory Authority will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with the Laws applicable to such reports.

ARTICLE 7

ADDITIONAL AGREEMENTS

7.1    Shareholder Approvals.

        (a)   Seller will submit to its shareholders this Agreement and any other matters required to be approved or adopted by shareholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, Seller will take, in accordance with applicable law and its articles of incorporation and bylaws, all action necessary to call, give notice of, convene, and hold the Seller's Shareholders' Meeting as promptly as practicable for the purpose of considering and voting on approval and adoption of this Agreement and the transactions provided for in this Agreement.

        (b)   Neither the board of directors of Seller nor any committee thereof shall (i) except as expressly permitted by this Section, withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Buyer, the approval or recommendation of such board of directors or such committee of the Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or (iii) cause Seller to enter into any letter of intent, agreement in principle, acquisition agreement, or other document, instrument, or agreement (each, an "Acquisition Agreement") related to any Acquisition Proposal. Notwithstanding the foregoing, in the event that, prior to the adoption of this Agreement by the holders of Seller Common Stock, the board of directors of Seller determines in good faith that it has received a Superior Proposal and that the failure to accept the Superior Proposal would result in the board of directors of Seller breaching its fiduciary duties to Seller shareholders under applicable Law, the board of directors of Seller may (subject to this and the following sentences) inform Seller shareholders that it no longer believes that the Merger is advisable and no longer recommends approval and may (subject to this Section) approve or recommend a Superior Proposal (and in connection therewith withdraw or modify its approval or recommendation of this Agreement and the Merger) (a "Subsequent Determination"), but only at a time that is after the fifth business day following Buyer's receipt of written notice advising Buyer that the board of directors of Seller has received a Superior Proposal specifying the material terms and conditions of such Superior Proposal (and including a copy thereof with all accompanying documentation, if in writing), identifying the person making such Superior Proposal and stating that it intends to make a Subsequent Determination. After providing such notice, Seller shall provide Buyer reasonable opportunity during this five business day period to make such adjustments in the terms and conditions of this Agreement as would enable Seller to proceed with its recommendation to its shareholders without a Subsequent Determination; provided, however, that any such adjustment shall be at the discretion of the Parties at the time. Notwithstanding any other provision of this Agreement, except to the extent prohibited by the SCBCA determined by Seller after consultation with Seller's counsel, Seller shall submit this Agreement to its shareholders at the Seller's Shareholders' Meeting even if the board of directors of Seller determines at any time after the date hereof that it is no longer advisable or recommends that Seller shareholders reject it, in which case the board of directors of Seller may communicate the basis for its lack of recommendation to the shareholders in the Proxy Statement/Prospectus or any appropriate amendment or supplement thereto.

        (c)   Buyer will submit to its shareholders this Agreement and any other matters required to be approved or adopted by its shareholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, Buyer will take, in accordance with applicable law and its articles of incorporation and bylaws, all action necessary to call, give notice of, convene, and hold the Buyer's Shareholders' Meeting as promptly as practicable for the purpose of considering and voting on approval and adoption of this Agreement and the transactions provided for in this Agreement.

7.2    Registration of Buyer Common Stock.

        (a)   As promptly as reasonably practicable following the date hereof, Buyer shall prepare and file with the SEC a registration statement on Form S-4 with respect to the issuance of Buyer Common Stock in the Merger (such Form S-4, and any amendments or supplements thereto, the "Registration Statement"). The Registration Statement shall contain proxy materials relating to the matters to be submitted to the Seller's shareholders at the Seller's Shareholders' Meeting and to the Buyer's shareholders at the Buyer's Shareholders' Meeting. Such proxy materials shall also constitute the prospectus relating to the shares of Buyer Common Stock to be issued in the Merger (such proxy statement-prospectus, and any amendments or supplements thereto, the "Proxy Statement/Prospectus"). Seller will furnish to Buyer the information required to be included in the Registration Statement with respect to its business and affairs and shall have the right to review and consult with Buyer on the form of, and any characterizations of such information included in, the Registration Statement prior to its being filed with the SEC. Buyer shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. Seller will use its reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to its shareholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Buyer will advise Seller, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of the Buyer Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Registration Statement. If at any time prior to the Effective Time any information relating to Buyer or Seller, or any of their respective affiliates, officers or directors, should be discovered by Buyer or Seller which should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement/Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed by Buyer with the SEC and disseminated by Seller to its shareholders.

        (b)   Seller shall also take any action required to be taken under any applicable state securities laws in connection with the Merger and each of Buyer and Seller shall furnish all information concerning it and the holders of Seller Common Stock as may be reasonably requested in connection with any such action.

        (c)   Prior to the Effective Time, Buyer shall take such action as shall be necessary to permit the additional shares of Buyer Common Stock to be issued by Buyer in exchange for the shares of Seller Common Stock to be traded on the exchange on which the Buyer Common Stock is listed.

7.3    Other Offers, etc.

        (a)   No Seller Entity shall, nor shall it authorize or permit any of its Affiliates or Representatives to, directly or indirectly (i) solicit, initiate, encourage, or induce the making, submission, or announcement of any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any Person or "Group" (as such term is defined in Section 13(d) under the Exchange Act) any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) subject to Section 7.1(b), approve, endorse, or recommend any Acquisition Proposal, or (iv) subject to Section 7.1(b), enter into any Acquisition Agreement contemplating or otherwise relating to any Acquisition Transaction; provided, however, that this Section 7.3 shall not prohibit a Seller Entity from furnishing nonpublic information regarding any Seller Entity to, or entering into a confidentiality agreement or discussions or negotiations with, any Person or Group in response to a bona fide unsolicited written Acquisition Proposal submitted by such Person or Group (and not withdrawn) if (A) no Seller Entity or Representative or Affiliate thereof shall have violated any of the restrictions set forth in this Section 7.3, (B) the board of directors of Seller determines in its good faith judgment (based on, among other things, the advice of the Seller Financial Advisor) that such Acquisition Proposal constitutes a Superior Proposal, (C) the board of directors of Seller concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties, as such duties would exist in the absence of this Section 7.3, to the shareholders of Seller under applicable Law, (D) (1) at least five business days prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such Person or Group, Seller gives Buyer written notice of the identity of such Person or Group and of Seller's intention to furnish nonpublic information to, or enter into discussions or negotiations with, such Person or Group, and (2) Seller receives from such Person or Group an executed confidentiality agreement containing terms no less favorable to the disclosing Party than the confidentiality terms of this Agreement, and (E) contemporaneously with furnishing any such nonpublic information to such Person or Group, Seller furnishes such nonpublic information to Buyer (to the extent such nonpublic information has not been previously furnished by Seller to Buyer). In addition to the foregoing, Seller shall provide Buyer with at least five business days' prior written notice of a meeting of the board of directors of Seller at which meeting the board of directors of Seller is reasonably expected to resolve to recommend a Superior Proposal to its shareholders and together with such notice a copy of the most recently proposed documentation relating to such Superior Proposal; provided, further, that Seller hereby agrees promptly to provide to Buyer any revised documentation and any Acquisition Agreement.

        (b)   In addition to the obligations of Seller set forth in this Section 7.3, as promptly as practicable, after any of the directors or executive officers of Seller become aware thereof, Seller shall advise Buyer of any request received by Seller for nonpublic information which Seller reasonably believes could lead to an Acquisition Proposal or of any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal, and the identity of the Person or Group making any such request or Acquisition Proposal. Seller shall keep Buyer informed promptly of material amendments or modifications to any such request or Acquisition Proposal.

        (c)   Seller shall, and shall cause its Subsidiaries directors, officers, employees, and Representatives to immediately cease any and all existing activities, discussions, or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal and will use and cause to be used all commercially reasonable best efforts to enforce any confidentiality or similar or related agreement relating to any Acquisition Proposal.

        (d)   Nothing contained in this Agreement shall prevent a Party or its board of directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal, provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

7.4    Consents of Regulatory Authorities.

        The Parties hereto shall cooperate with each other and use their reasonable efforts to promptly prepare and file all necessary documentation and applications, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all Consents of all Regulatory Authorities and other Persons which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger). The Parties agree that they will consult with each other with respect to the obtaining of all Consents of all Regulatory Authorities and other Persons necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other apprised of the status of matters relating to consummation of the transactions contemplated herein. Each Party also shall promptly advise the other upon receiving any communication from any Regulatory Authority or other Person whose Consent is required for consummation of the transactions contemplated by this Agreement which causes such Party to believe that there is a reasonable likelihood that any requisite Consent will not be obtained or that the receipt of any such Consent will be materially delayed.

7.5    Agreement as to Efforts to Consummate.

        Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 8; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement.

7.6    Investigation and Confidentiality.

        (a)   Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and the consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of its business and properties (including that of its Subsidiaries) and of their respective financial and legal conditions as the other Party reasonably requests, provided, that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the ability of such Party to rely on the representations and warranties of the other Party. Between the date hereof and the Effective Time, Seller shall permit Buyer's senior officers and independent auditors to meet with the senior officers of Seller, including officers responsible for the Seller Financial Statements, the internal controls of Seller, and the disclosure controls and procedures of Seller and Seller's independent public accountants, to discuss such matters as Buyer may deem reasonably necessary or appropriate for Buyer to satisfy its obligations under Sections 302, 404 and 906 of the Sarbanes-Oxley Act.

        (b)   In addition to each Party's obligations pursuant to Section 7.6(a), each Party shall, and shall cause its advisors and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries' businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.

        (c)   Seller shall use its reasonable efforts to exercise, and shall not waive any of, its rights under confidentiality agreements entered into with Persons which were considering an Acquisition Proposal with respect to Seller to preserve the confidentiality of the information relating to the Seller Entities provided to such Persons and their Affiliates and Representatives.

        (d)   Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a material breach of any representation, warranty, covenant, or agreement of the other Party or which has had or is reasonably likely to have a Seller Material Adverse Effect or a Buyer Material Adverse Effect, as applicable.

7.7    Press Releases.

        Prior to the Effective Time, Seller shall consult with Buyer as to the form and substance of any press release, communication with Seller Shareholders or Buyer Shareholders, or other public disclosure materially related to this Agreement, or any other transaction contemplated hereby; provided, that nothing in this Section 7.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

7.8    Charter Provisions.

        Each Seller Entity shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the articles of incorporation, articles of association, bylaws, or other governing instruments of any Seller Entity or restrict or impair the ability of Buyer or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any Seller Entity that may be directly or indirectly acquired or controlled by them.

7.9    Employee Benefits and Contracts.

        (a)   All persons who are employees of the Seller Entities immediately prior to the Effective Time and whose employment is not specifically terminated, if any, at or prior to the Effective Time (a "Continuing Employee") shall, at the Effective Time, become employees of First National Bank of the South; provided, however, that in no event shall any of the employees of the Seller Entities be officers of Buyer or First National Bank of the South, or have or exercise any power or duty conferred upon such an officer, unless and until duly elected or appointed to such position by the board of directors of Buyer or First National Bank of the South and in accordance with the bylaws of Buyer or

First National Bank of the South. All of the Continuing Employees shall be employed at the will of First National Bank of the South and no contractual right to employment shall inure to such employees because of this Agreement except as otherwise set forth in this Agreement. For those employees of the Seller Entities who had executed change of control severance agreements prior to August 1, 2007, Buyer anticipates that it will provide a lump sum payment to each employee as contemplated in the change of control severance agreements in exchange for termination of the change in control severance agreements regardless of whether the employee remains employed with Buyer or First National Bank of the South.

        (b)   As of the Effective Time, each Continuing Employee shall be eligible to participate in Buyer's 401(k) plan with full credit for prior service with Seller for purposes of eligibility and vesting.

        (c)   Except as provided in the following sentence, as of the Effective Time, Buyer shall make available employer-provided health and other employee welfare benefit plans to each Continuing Employee on the same basis as it provides such coverage to Buyer employees except that any pre-existing condition, eligibility waiting period, or other limitations or exclusions otherwise applicable under such plans to new employees shall not apply to a Continuing Employee or their covered dependents who were covered under a similar Seller plan at the Effective Time of the Merger. Notwithstanding the above language, Buyer may continue Seller's health and other employee welfare benefit plans for each Continuing Employee as currently in place for the 2008 year and roll Seller's employees into Buyer's plans for 2009.

        (d)   Upon execution of this Agreement, each of Seller's directors shall execute and deliver (i) an agreement dated as of the date hereof in the form of Exhibit B pursuant to which he or she will vote his or her shares of Seller Common Stock in favor of this Agreement and the transactions contemplated hereby and (ii) a non-competition agreement dated as of the date hereof in the form of Exhibit G (the "Non-Competition Agreement").

        (e)   No officer, employee, or other Person (other than the corporate Parties to this Agreement) shall be deemed a third party or other beneficiary of this Agreement, and no such Person shall have any right or other entitlement to enforce any provision of this Agreement or seek any remedy in connection with this Agreement, except as set forth in Section 7.12.

        (f)    Subject to Section 7.9(a), if Buyer, within six months of Closing, terminates the employment of any employee of Seller Entities immediately prior to the Effective Time, excluding those employees that have change in control severance agreements with Seller (a "Non-Continuing Employee"), Buyer agrees to provide to such Non-Continuing Employee a lump sum payment equal to two weeks of the Non-Continuing Employee's salary in effect at the date of termination times the number of years the Non-Continuing Employee has been employed by Seller Entities measuring from the date of the beginning of employment to the date of termination. A Non-Continuing Employee that has been employed by Seller Entities for less than two years will receive pay equal to four weeks of the Non-Continuing Employee's salary. A Non-Continuing Employee that has been employed by Seller Entities for more than five years will receive ten weeks of the Non-Continuing Employee's salary. Subject to the foregoing, for any fractional year served, Buyer agrees to pay the amount of the two weeks salary divided by twelve times the number of months the Non-Continuing Employee served in the fractional year. In addition, Buyer agrees to provide compensation up to $2,000 for COBRA coverage to each Non-Continuing Employee and to any other employee who has a change in control severance agreement who is terminated by Buyer within six months of Closing.

        (g)   Buyer anticipates paying a retention bonus to certain key employees employed by Seller Entities, to be chosen at Buyer's sole discretion, to remain employed with Buyer for at least six months after the Closing or for a shorter period of time as determined by Buyer.

7.10    Section 16 Matters.

        Prior to the Effective Time, Seller and Buyer shall take all such steps as may be required to cause any dispositions of Seller Common Stock (including derivative securities with respect to Seller Common Stock) or acquisitions of Buyer Common Stock resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Seller to be exempt under Rule 16b-3 promulgated under the Exchange Act. Seller agrees to promptly furnish Buyer with all requisite information necessary for Buyer to take the actions contemplated by this Section 7.10.

7.11    Affiliate Letters.

        Seller shall use its best efforts to cause each director, executive officer, and other person who is an "affiliate" of Seller under Rule 145 of the Securities Act to deliver to Buyer as soon as practicable, and prior to the mailing of the Proxy Statement/Prospectus, executed letter agreements, each substantially in the form attached hereto as Exhibit C, providing that such person will comply with Rule 145, as well as claims letters in the form attached hereto as Exhibit D.

7.12    Indemnification.

        (a)   For a period of three years after the Effective Time, Buyer shall indemnify, defend, and hold harmless the present and former directors, officers, employees, and agents of the Seller Entities (each, an "Indemnified Party") against all Liabilities arising out of actions or omissions arising out of the Indemnified Party's service or services as directors, officers, employees, or agents of Seller Entities or, at Seller's request, of another corporation, partnership, joint venture, trust, or other enterprise, occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the fullest extent permitted under the SCBCA, Section 402 of the Sarbanes-Oxley Act, the Securities Laws and FDIC Regulations Part 359, and by Seller's articles of incorporation and bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation and whether or not any Buyer Entity is insured against any such matter.

        (b)   Prior to the Effective Time, Buyer shall purchase, or shall direct Seller to purchase, an extended reporting period endorsement under Seller Entities' existing directors' and officers' liability insurance coverage ("Seller D&O Policy") for acts or omissions occurring prior to the Effective Time by such directors and officers currently covered by Seller Entities' D&O Policy. The directors and officers of Seller Entities shall take all reasonable actions required by the insurance carrier necessary to procure such endorsement. Such endorsement shall provide such directors and officers with coverage following the Effective Time for three years or such lesser period of time as can be purchased for an aggregate amount equal to three times the current annual premium for Seller Entities' D&O Policy (the "Premium Multiple"). If Buyer is unable to obtain or maintain the insurance coverage called for in this Section 7.12(b), then Buyer shall obtain the most advantageous coverage that can be purchased for the Premium Multiple.

        (c)   Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 7.12, upon learning of any such Liability or Litigation, shall promptly notify Buyer thereof in writing. In the event of any such Litigation (whether arising before or after the Effective Time), (i) Buyer shall have the right to assume the defense thereof and Buyer shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Buyer elects not to assume such defense or counsel for the Indemnified Parties and advises that there are substantive issues which raise conflicts of interest between Buyer and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Buyer shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received;

provided, that Buyer shall be obligated pursuant to this paragraph (c) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction; (ii) the Indemnified Parties will cooperate in good faith in the defense of any such Litigation; and (iii) Buyer shall not be liable for any settlement effected without its prior written consent and which does not provide for a complete and irrevocable release of all Buyer Entities and their respective directors, officers, and controlling persons, employees, agents, and Representatives; provided, however, that Buyer shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

        (d)   If Buyer or any successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or shall transfer all or substantially all of its assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of Buyer shall assume the obligations set forth in this Section 7.12.

        (e)   The provisions of this Section 7.12 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party and their respective heirs and legal and personal representatives.

ARTICLE 8

CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

8.1    Conditions to Obligations of Each Party.

        The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 10.6:

        (a)   Shareholder Approval.    The shareholders of Seller shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law and by the provisions of Seller's articles of incorporation and bylaws. The holders of Buyer Common Stock shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law and by the provisions of Buyer's articles of incorporation and bylaws.

        (b)   Regulatory Approvals.    All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of Assets) which in the reasonable judgment of the board of directors of Buyer would so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, the Buyer would not, in its reasonable judgment, have entered into this Agreement.

        (c)   Consents and Approvals.    Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 8.1(b)) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, would be reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect or a Buyer Material Adverse Effect, as applicable. Seller shall have obtained the Consents listed in Section 4.2 of the Seller Disclosure Memorandum, including Consents from the lessors of each office leased by Seller, if any. No Consent so obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the board of directors of Buyer would so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, Buyer would not, in its reasonable judgment, have entered into this Agreement.

        (d)   Registration Statement; Blue Sky Laws.    The Registration Statement shall have been declared effective by the SEC and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement, and Buyer shall have received all required approvals by state securities or "blue sky" authorities with respect to the transactions contemplated by this Agreement.

        (e)   Tax Opinion.    Buyer and Seller shall have received the opinion of Seller's Counsel dated as of the Closing, in form and substance customary in transactions of the type contemplated hereby, and reasonably satisfactory to Buyer and Seller, as the case may be, substantially to the effect that on the basis of the facts, representations, and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the IRC, (ii) Buyer and Seller will each be a party to that reorganization within the meaning of Section 368(b) of the IRC, and (iii) except to the extent of any cash received in lieu of a fractional share interest in Buyer Common Stock and any other cash consideration received, the shareholders of Seller will not recognize any gain or loss by exchanging their shares of Seller Common Stock for shares of Buyer Common Stock pursuant to the Merger. Such opinion may be based on, in addition to the review of such matters of fact and law as the opinion giver considers appropriate, representations contained in certificates of officers of Buyer, Seller, and others.

        (f)    Legal Proceedings.    No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement.

8.2    Conditions to Obligations of Buyer.

        The obligations of Buyer to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Buyer pursuant to Section 10.6(a):

        (a)   Representations and Warranties.    For purposes of this Section 8.2(a), the accuracy of the representations and warranties of Seller set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided, that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties set forth in Section 4.3 shall be true and correct (except for inaccuracies which are de minimis in amount). There shall not exist inaccuracies in the representations and warranties of Seller set forth in this Agreement (including the representations and warranties set forth in Section 4.3) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Seller Material Adverse Effect; provided, that for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" or to the "Knowledge" of any Person shall be deemed not to include such qualifications.

        (b)   Performance of Agreements and Covenants.    Each and all of the agreements and covenants of Seller to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

        (c)   Officers' Certificate.    Seller shall have delivered to Buyer (i) a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.1 as it relates to Seller and in Sections 8.2(a), 8.2(b) and 8.2(g), have been satisfied.

        (d)   Secretary's Certificate.    Seller Entities shall have delivered a certificate of the secretary of the Seller Entities, dated as of the Closing Date, certifying as to (i) the incumbency of officers of the Seller Entities executing documents executed and delivered in connection herewith, (ii) a copy of the articles of incorporation of the Seller as in effect from the date of this Agreement until the Closing Date, along with a certificate (dated not more than twenty days prior to the Closing Date) of the Secretary of State of the State of South Carolina as to the good standing of the Seller; (iii) a copy of the bylaws of the Seller as in effect from the date of this Agreement until the Closing Date, (iv) a copy of the consent of Seller's board of directors authorizing and approving the applicable matters contemplated hereunder, (v) a certificate of the Federal Reserve Bank (dated not more than twenty days prior to the Closing Date) certifying that the Seller is a registered bank holding company, (vi) a copy of the articles of association of the Bank as in effect from the date of this Agreement until the Closing Date, (vii) a copy of the bylaws of the Bank as in effect from the date of this Agreement until the Closing Date, (viii) a certificate of the OCC (dated not more than twenty days prior to the Closing Date) as to the good standing of the Bank, and (ix) a certificate of the Federal Deposit Insurance Corporation (dated not more than twenty days prior to the Closing Date) certifying that the Bank is an insured depository institution.

        (e)   Legal Opinions.    Buyer shall have received legal opinions in form and substance satisfactory to Buyer from Seller's counsel as to the matters specified in Exhibit E.

        (f)    Support Agreements, Affiliate Agreements, and Non-Competition Agreements.    The Support Agreements in the form attached hereto as Exhibit B and the Non-Competition Agreements in the form attached hereto as Exhibit G shall have been executed by each of the directors and delivered to Buyer. Each of the directors and executive officers shall have executed Affiliate Agreements in the form attached hereto as Exhibit C.

        (g)   No Material Adverse Effect.    There shall not have occurred any Seller Material Adverse Effect from the June 30, 2007 balance sheet to the Effective Time with respect to Seller or the Bank.

8.3    Conditions to Obligations of Seller.

        The obligations of Seller to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Seller pursuant to Section 10.6(b):

        (a)   Representations and Warranties.    For purposes of this Section 8.3(a), the accuracy of the representations and warranties of Buyer set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). There shall not exist inaccuracies in the representations and warranties of Buyer set forth in this Agreement such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Buyer Material Adverse Effect; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" or to the "Knowledge" of any Person shall be deemed not to include such qualifications.

        (b)   Performance of Agreements and Covenants.    Each and all of the agreements and covenants of Buyer to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

        (c)   Officers' Certificate.    Buyer shall have delivered to the Seller a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.1 as it relates to Buyer and in Sections 8.3(a), 8.3(b), and 8.3(g) have been satisfied.

        (d)   Secretary's Certificate.    Buyer Entities shall have delivered a certificate of the secretary of the Buyer Entities, dated as of the Closing Date, certifying as to (i) the incumbency of officers of the Buyer Entities executing documents executed and delivered in connection herewith, (ii) a copy of the articles of incorporation of the Buyer as in effect from the date of this Agreement until the Closing Date, along with a certificate (dated not more than twenty days prior to the Closing Date) of the Secretary of State of the State of South Carolina as to the good standing of the Buyer; (iii) a copy of the bylaws of the Buyer as in effect from the date of this Agreement until the Closing Date, (iv) a copy of the consent of Buyer's board of directors authorizing and approving the applicable matters contemplated hereunder, (v) a certificate of the Federal Reserve Bank (dated not more than twenty days prior to the Closing Date) certifying that the Buyer is a registered bank holding company, (vi) a copy of the articles of association of First National Bank of the South as in effect from the date of this Agreement until the Closing Date, (vii) a copy of the bylaws of First National Bank of the South as in effect from the date of this Agreement until the Closing Date, (viii) a certificate of the OCC (dated not more than twenty days prior to the Closing Date) as to the good standing of First National Bank of the South, and (ix) certificate of the Federal Deposit Insurance Corporation (dated not more than twenty days prior to the Closing Date) certifying that First National Bank of the South is an insured depository institution.

        (e)   Payment of Merger Consideration.    Buyer shall pay the Merger Consideration as provided by this Agreement.

        (f)    Legal Opinions.    Seller shall have received legal opinions in form and substance satisfactory to Seller from Buyer's counsel as to the matters specified in Exhibit F.

        (g)   No Material Adverse Effect.    There shall not have occurred any Buyer Material Adverse Effect from the June 30, 2007 balance sheet to the Effective Time with respect to Buyer.

ARTICLE 9

TERMINATION

9.1    Termination.

        Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of Seller, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

        (a)   By mutual written agreement of Buyer and Seller; or

        (b)   By either Party (provided, that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach and which breach is reasonably likely, in the opinion of the non-breaching Party, to permit such Party to refuse to consummate the transactions contemplated by this Agreement pursuant to the standard set forth in Section 8.2(a) or 8.3(a) as applicable; or

        (c)   By either Party in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, (ii) any Law or Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger shall have become final and nonappealable, (iii) the shareholders of Seller fail to vote their approval of the matters relating to this Agreement and the transactions contemplated hereby at Seller's Shareholders' Meeting where such matters were presented to such shareholders for approval and voted upon, or (iv) the shareholders of Buyer fail to vote their approval of the matters relating to this Agreement and the transactions contemplated hereby at Buyer's Shareholders' Meeting where such matters were presented to such shareholders for approval and voted upon; or

        (d)   By either Party in the event that the Merger shall not have been consummated by June 20, 2008, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 9.1; or

        (e)   By Buyer (provided, that Buyer is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event that (i) the board of directors of Seller, shall have failed to reaffirm its approval upon Buyer's request for such reaffirmation of the Merger and the transactions contemplated by this Agreement (to the exclusion of any other Acquisition Proposal), or shall have resolved not to reaffirm the Merger, or (ii) the board of directors of Seller shall have failed to include in the Proxy Statement/Prospectus its recommendation, without modification or qualification, that Seller shareholders approve the Merger or shall have withdrawn, qualified or modified, or proposed publicly to withdraw, qualify or modify, in a manner adverse to Buyer, the recommendation of such board of directors to Seller's shareholders that they approve the Merger, or (iii) the board of directors of Seller shall have affirmed, recommended, or authorized entering into any Acquisition Transaction other than the Merger or, within five business days after commencement of any tender or exchange offer for any shares of Seller Common Stock, the board of directors of Seller shall have made any recommendation other than against acceptance of such tender or exchange offer by its shareholders, or (iv) the board of directors of Seller negotiates or authorizes the conduct of negotiations (and five business days have elapsed without such negotiations being discontinued) with a third party (it being understood and agreed that "negotiate" shall not be deemed to include the provision of information to, or the request and receipt of information from, any Person that submits an Acquisition Proposal or discussions regarding such information for the sole purpose of ascertaining the terms of such Acquisition Proposal and determining whether the board of directors will in fact engage in, or authorize, negotiations) regarding an Acquisition Proposal other than the Merger; provided, however, that this Agreement may not be terminated by Buyer pursuant to this section (e) if the Merger is approved by the requisite vote of the shareholders of the Seller; or

        (f)    By Seller (provided, that Seller is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement), if prior to the approval of this Agreement by the affirmative vote of the holders of the requisite number of the outstanding shares of Seller Common Stock entitled to vote thereon at the Seller's Shareholders' Meeting, the board of directors of Seller has (x) withdrawn or modified or changed its recommendation or approval of this Agreement in a manner adverse to Buyer in order to approve and permit Seller to accept a Superior Proposal and (y) determined, after consultation with, and the receipt of advice from outside legal counsel to Seller, that the failure to take such action as set forth in the preceding clause (x) would be likely to result in a breach of the board of directors' fiduciary duties under applicable Law, provided, however, that at least five business days prior to any such termination, Seller shall, and shall cause its advisors to, negotiate with Buyer, if Buyer elects to do so, to make such adjustments in the terms and conditions of this Agreement as would enable Seller to proceed with the transactions contemplated herein on such adjusted terms.

        (g)   By Seller, at any time during the ten-day period commencing two days after the Determination Date, if both of the following conditions are satisfied:

          (1)   the Final Buyer Stock Price shall be twenty percent (20%) less than the Starting Price; and

          (2)   (i) the quotient of the Final Buyer Stock Price divided by the Starting Price (such quotient being the "Buyer Ratio") shall be less than (ii) ninety percent (90%) of the quotient of the Average Index Price divided by the Index Price on the Starting Date (which amount shall be the "Index Ratio"); provided, however, that if Seller refuses to consummate the Merger pursuant to this Section 9.1(g), it shall give prompt written notice thereof to Buyer; and provided, further, that such notice of election to terminate may be withdrawn at any time within the aforementioned ten-day period.

    For purposes of this Section 9.1(g), the following terms shall have the meanings indicated:

    "Average Index Price" shall mean the average of the daily current market price of the Index for the 20 consecutive full trading days ending at the closing of trading on the Determination Date.

    "Determination Date" shall mean the last of the following dates to occur: (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, and (ii) the date on which the shareholders of Seller approve this Agreement.

    "Final Buyer Stock Price" shall mean the average of the closing sale prices of Buyer Common Stock as reported on the Nasdaq Capital Market during the 20 consecutive full trading days ending at the closing of trading on the Determination Date; provided, however, that in the event Buyer Common Stock does not trade on any one or more of the trading days during the 20 consecutive full trading days ending at the closing of trading on the Determination Date, any such date shall be disregarded in computing the average closing sales price and the average shall be based upon the closing sales prices and number of days on which Buyer Common Stock actually traded during the 20 consecutive full trading days ending at the closing of trading on the Determination Date.

    "Index" shall mean the NASDAQ Bank Index.

    "Index Price" on a given date shall mean the current market price of the Index for that day.

    "Starting Date" shall mean August 26, 2007.

    "Starting Price" shall mean $14.75 per share.

        If Buyer declares or effects a stock dividend, reclassification, recapitalization, split up, combination, exchange of shares, similar transaction between the date of this Agreement and the Determination Date, the prices for the Buyer Common Stock shall be appropriately adjusted for the purposes of applying this Section 9.1(g).

9.2    Effect of Termination.

        In the event of the termination and abandonment of this Agreement by either Buyer or Seller pursuant to Section 9.1, this Agreement shall have no further effect, except that (i) the provisions of Sections 7.6, 9.2, 9.3, and Article 10 shall survive any such termination and abandonment, and (ii) no such termination shall relieve the breaching Party from Liability resulting from any breach by that Party of this Agreement.

9.3    Termination Fee.

        (a)   If Buyer terminates this Agreement pursuant to Section 9.1(e) of this Agreement or Seller terminates this Agreement pursuant to Section 9.1(f) of this Agreement and within 12 months of such termination (A) an Acquisition Transaction has been announced with respect to any Seller Entity or (B) an Acquisition Agreement with respect to an Acquisition Transaction has been entered into with respect to Seller or any Seller Entity, then Seller shall pay to Buyer the sum of $500,000. Upon consummation of the Acquisition Transaction, Seller shall pay to Buyer the sum of $1,250,000 (together with $500,000 being the "Termination Fee"). The Termination Fee shall be paid to Buyer in same day funds. Seller hereby waives any right to set-off or counterclaim against such amount.

        (b)   If this Agreement is terminated following commencement of any tender or exchange offer for more than 50% of the shares of Seller Common Stock and within 12 months of such termination an Acquisition Transaction has occurred involving the tender offeror or its affiliates and Seller or any Seller Entity, then Seller shall pay to Buyer the Termination Fee described above in same day funds.

        (c)   The Parties acknowledge that the agreements contained in this Article 9 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, they would not enter into this Agreement; accordingly, if Seller fails to pay promptly any fee payable by it pursuant to this Section 9.3, then Seller shall pay to Buyer its reasonable costs and expenses (including reasonable attorneys' fees) in connection with collecting such Termination Fee, together with interest on the amount of the fee at the prime annual rate of interest (as published in The Wall Street Journal) plus 2% as the same is in effect from time to time from the date such payment was due under this Agreement until the date of payment.

9.4    Non-Survival of Representations and Covenants.

        Except for Article 3, Sections 7.6(b), 7.8, 7.9, and 7.12, this Article 9 and Article 10, the respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time.

ARTICLE 10

MISCELLANEOUS

10.1    Definitions.

        (a)   Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

        "Acquisition Agreement" shall have the meaning as set forth in the Section 7.1(b) of the Agreement.

        "Acquisition Proposal" means any proposal (whether communicated to Seller or publicly announced to Seller's shareholders) by any Person (other than Buyer or any of its Affiliates) for an Acquisition Transaction involving Seller or any of its present or future consolidated Subsidiaries, or any combination of such Subsidiaries, the assets of which constitute 5% or more of the consolidated assets of Seller as reflected on Seller's consolidated statement of condition prepared in accordance with GAAP.

        "Acquisition Transaction" means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase from Seller by any Person or Group (other than Buyer or any of its Affiliates) of 25% or more in interest of the total outstanding voting securities of Seller or any of its Subsidiaries, or any tender offer or exchange offer that if consummated would result in any Person or Group (other than Buyer or any of its Affiliates) beneficially owning 25% or more in interest of the total outstanding voting securities of Seller or any of its Subsidiaries, or any merger, consolidation, business combination or similar transaction involving Seller pursuant to which the shareholders of Seller immediately preceding such transaction hold less than 75% of the equity interests in the surviving or resulting entity (which includes the parent corporation of any constituent corporation to any such transaction) of such transaction; (ii) any sale or lease (other than in the ordinary course of business), or exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of 5% or more of the Assets of Seller; or (iii) any liquidation or dissolution of Seller.

        "Affiliate" of a Person means: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

        "Agreement" shall have the meaning as set forth in the introduction of the Agreement.

        "Aggregate Cash Limit" shall have the meaning as set forth in the Section 3.2(d) of the Agreement.

        "Aggregate Stock Limit" shall have the meaning as set forth in the Section 3.2(d) of the Agreement.

        "Allowance" shall have the meaning as set forth in the Section 4.9(a) of the Agreement.

        "Articles of Merger" shall have the meaning as set forth in the Section 1.3 of the Agreement.

        "Assets" of a Person means all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

        "Average Index Price" shall have the meaning as set forth in the Section 9.1(g) of the Agreement.

        "Bank" means Carolina National Bank and Trust Company, a national banking association and a wholly owned Subsidiary of Seller.

        "Bank Merger" shall have the meaning as set forth in Section 3.6 of the Agreement.

        "BHCA" shall have the meaning as set forth in the Section 4.1 of the Agreement.

        "Buyer" shall have the meaning as set forth in the introduction of the Agreement.

        "Buyer Common Stock" means the common stock, par value $0.01 per share, of Buyer.

        "Buyer Entities" means, collectively, Buyer and all Buyer Subsidiaries.

        "Buyer Exchange Act Reports" shall have the meaning as set forth in the Section 5.3(a) of the Agreement.

        "Buyer Financial Advisor" means Howe Barnes Hoefer & Arnett, Inc.

        "Buyer Financial Statements" means (i) the consolidated balance sheets of Buyer as of June 30, 2007 and December 31, 2006 and 2005, and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for the six month period ended June 30, 2007, and for each of the three fiscal years ended December 31, 2006, as filed by Buyer in Exchange Act Documents, and (ii) the consolidated balance sheets of Buyer (including related notes and schedules, if any) and related statements of income, changes in shareholders' equity, and cash flows

(including related notes and schedules, if any) included in Exchange Act Documents, as amended, filed with respect to periods ended subsequent to June 30, 2007.

        "Buyer Material Adverse Effect" means an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse effect on (i)the financial position, property, business, assets or results of operations of Buyer and its Subsidiaries, taken as a whole, or (ii) the ability of Buyer to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided, that "Buyer Material Adverse Effect" shall not be deemed to include the effects of (A) changes in banking and other Laws of general applicability or interpretations thereof by Governmental Authorities, (B) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, (C) actions and omissions of Buyer (or any of its Subsidiaries) taken with the prior written Consent of Seller in contemplation of the transactions contemplated hereby, or (D) the direct effects of compliance with this Agreement on the operating performance of Buyer. Notwithstanding the foregoing, "Buyer Material Adverse Effect" shall not be deemed to include any change in the per share price of Buyer's Common Stock on or after the date of execution of this Agreement by Seller.

        "Buyer Ratio" shall have the meaning as set forth in Section 9.1(g) of the Agreement.

        "Buyer's Shareholders' Meeting" means the meeting of Buyer's common stock shareholders to be held pursuant to Section 7.1(c), including any adjournment or adjournments thereof.

        "Buyer Subsidiaries" means the Subsidiaries of Buyer, which shall include any corporation, bank, savings association, limited liability company, limited partnership, limited liability partnership or other organization acquired as a Subsidiary of Buyer in the future and held as a Subsidiary by Buyer at the Effective Time.

        "Cash Consideration" shall have the meaning as set forth in Section 3.1(a) of the Agreement.

        "Cash Election" shall have the meaning as set forth in Section 3.2(b) of the Agreement.

        "Cash Election Number" shall have the meaning as set forth in Section 3.2(b) of the Agreement.

        "Cash Election Shares" shall have the meaning as set forth in Section 3.2(b) of the Agreement.

        "CERCLA" shall have the meaning as set forth under the definition of "Environmental Laws" in this Section 10.1(a) of the Agreement.

        "Certificates" shall have the meaning as set forth in Section 3.1(b) of the Agreement.

        "Closing" shall have the meaning as set forth in Section 1.2 of the Agreement.

        "Closing Date" means the date on which the Closing occurs.

        "Code" means the Internal Revenue Code of 1986, and the rules and regulations promulgated thereunder.

        "Commissioner" means the South Carolina Commissioner of Banking.

        "Consent" means any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

        "Contract" means any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, license, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

        "Converted Options" shall have the meaning as set forth in Section 3.5(a) of the Agreement.

        "Default" means (i) any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.

        "Determination Date" shall have the meaning as set forth in Section 9.1(g) of the Agreement.

        "Disqualified Person" shall have the meaning as set forth in Section 4.15(f) of the Agreement.

        "DOL" shall have the meaning as set forth in Section 4.15(b) of the Agreement.

        "Election Deadline" shall have the meaning as set forth in Section 3.2(c) of the Agreement.

        "Election Form" shall have the meaning as set forth in Section 3.2(a) of the Agreement.

        "Effective Time" shall have the meaning as set forth in Section 1.3 of the Agreement.

        "Employee Benefit Plan" means each pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, share purchase, severance pay, vacation, bonus, retention, change in control or other incentive plan, medical, vision, dental or other health plan, any life insurance plan, flexible spending account, cafeteria plan, vacation, holiday, disability or any other employee benefit plan or fringe benefit plan, including any "employee benefit plan," as that term is defined in Section 3(3) of ERISA and any other plan, fund, policy, program, practice, custom understanding or arrangement providing compensation or other benefits, whether or not such Employee Benefit Plan is or is intended to be (i) covered or qualified under the Code, ERISA or any other applicable Law, (ii) written or oral, (iii) funded or unfunded, (iv) actual or contingent or (v) arrived at through collective bargaining or otherwise.

        "Environmental Laws" shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata) and which are administered, interpreted or enforced by the United States Environmental Protection Agency and state and local Governmental Authorities with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including: (i) the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. §§9601 et seq. ("CERCLA"); (ii) the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, 42 U.S.C. §§6901 et seq. ("RCRA"); (iii) the Emergency Planning and Community Right to Know Act (42 U.S.C. §§11001 et seq.); (iv) the Clean Air Act (42 U.S.C. §§7401 et seq.); (v) the Clean Water Act (33 U.S.C. §§1251 et seq.); (vi) the Toxic Substances Control Act (15 U.S.C. §§2601 et seq.); (vii) any state, county, municipal or local statues, laws or ordinances similar or analogous to the federal statutes listed in parts (i)-(vi) of this subparagraph; (viii) any amendments to the statutes, laws or ordinances listed in parts (i)-(vi) of this subparagraph, regardless of whether in existence on the date hereof, (ix) any rules, regulations, guidelines, directives, orders or the like adopted pursuant to or implementing the statutes, laws, ordinances and amendments listed in parts (i)-(vii) of this subparagraph; and (x) any other law, statute, ordinance, amendment, rule, regulation, guideline, directive, order or the like in effect now or in the future relating to environmental, health or safety matters and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

        "ERISA" means the Employee Retirement Income Security Act of 1974.

        "ERISA Affiliate" means any trade or business, whether or not incorporated, which together with a Seller Entity would be treated as a single employer under Code Section 414(b), (c), (m), or (o).

        "Exchange Act" means the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

        "Exchange Act Documents" means all forms, proxy statements, registration statements, reports, schedules, and other documents, including all certifications and statements required by the Exchange Act or Section 906 of the Sarbanes-Oxley Act with respect to any report that is an Exchange Act Document, filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

        "Exchange Agent" shall have the meaning as set forth in Section 3.3(a) of the Agreement.

        "Excluded Shares" shall have the meaning as set forth in Section 3.1(d) of the Agreement.

        "Exhibits" means the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto or thereto.

        "FDIC" shall mean the Federal Deposit Insurance Corporation.

        "Federal Reserve" shall mean the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of Richmond.

        "Final Buyer Stock Price" shall have the meaning as set forth in Section 9.1(g) of the Agreement.

        "First National Bank of the South" shall have the meaning as set forth in Section 3.6 of the Agreement.

        "Fixed Exchange Ratio" shall have the meaning as set forth in Section 3.1(a) of the Agreement.

        "GAAP" shall mean generally accepted accounting principles in the United States, consistently applied during the periods involved.

        "Governmental Authority" shall mean any federal, state, local, foreign, or other court, board, body, commission, agency, authority or instrumentality, arbitral authority, self-regulatory authority, mediator, tribunal, including Regulatory Authorities and Taxing Authorities.

        "Group" shall have the meaning as set forth in Section 7.3(a) of the Agreement.

        "Hazardous Material" shall mean any chemical, substance, waste, material, pollutant, or contaminant defined as or deemed hazardous or toxic or otherwise regulated under any Environmental Law, including RCRA hazardous wastes, CERCLA hazardous substances, and HSRA regulated substances, pesticides and other agricultural chemicals, oil and petroleum products or byproducts and any constituents thereof, urea formaldehyde insulation, lead in paint or drinking water, mold, asbestos, and polychlorinated biphenyls (PCBs): (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of Environmental Law), provided, notwithstanding the foregoing or any other provision in this Agreement to the contrary, the words "Hazardous Material" shall not mean or include any such Hazardous Material used, generated, manufactured, stored, disposed of or otherwise handled in normal quantities in the ordinary course of business in compliance with all applicable Environmental Laws, or such that may be naturally occurring in any ambient air, surface water, ground water, land surface or subsurface strata.

        "Indemnified Party" shall have the meaning as set forth in Section 7.12(a) of the Agreement.

        "Index" shall have the meaning as set forth in the Section 9.1(g) of the Agreement.

        "Index Price" shall have the meaning as set forth in the Section 9.1(g) of the Agreement.

        "Index Ratio" shall have the meaning as set forth in the Section 9.1(g) of the Agreement.

        "Individually Identifiable Personal Information" or "IIPI" shall have the meaning as set forth in Section 4.17(a) of the Agreement.

        "Intellectual Property" means copyrights, patents, trademarks, service marks, service names, trade names, domain names, together with all goodwill associated therewith, registrations and applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

        "IRS" shall have the meaning as set forth in Section 4.15(b) of the Agreement.

        "Knowledge" as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known or should reasonably have been known after due inquiry of the records and employees of such Person by the chairman, president, or chief financial officer, or any senior or executive vice president of such Person without any further investigation.

        "Law" means any code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, statute, regulation or order applicable to a Person or its Assets, Liabilities or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

        "Liability" means any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including reasonable attorneys fees, costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

        "Lien" means any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or any property interest, other than (i) Liens for current property Taxes not yet due and payable, and (ii) for any depository institution, pledges to secure public deposits and other Liens incurred in the ordinary course of the banking business.

        "Litigation" means any action, arbitration, cause of action, lawsuit, claim, complaint, criminal prosecution, governmental or other examination or investigation, audit (other than regular audits of financial statements by outside auditors), compliance review, inspection, hearing, administrative or other proceeding relating to or affecting a Party, its business, its Assets or Liabilities (including Contracts related to Assets or Liabilities), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

        "Material" or "material" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided, that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

        "Merger" shall have the meaning as set forth in the Preamble of the Agreement.

        "Merger Consideration" shall have the meaning as set forth in Section 3.1(a) of the Agreement.

        "Mixed Consideration" shall have the meaning as set forth in Section 3.1(a) of the Agreement.

        "Mixed Election" shall have the meaning as set forth in Section 3.2 (b) of the Agreement.

        "Non Election" shall have the meaning as set forth in Section 3.2(b) of the Agreement.

        "Non Election Shares" shall have the meaning as set forth in Section 3.2(b) of the Agreement.

        "OCC" means the federal Office of the Comptroller of the Currency.

        "Off Balance Sheet Arrangements" shall have the meaning as set forth in Section 4.6 of the Agreement.

        "Operating Property" means any property owned, leased, or operated by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest or other interest (including an interest in a fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

        "Order" means any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, directive, ruling, or writ of any Governmental Authority.

        "Participation Facility" means any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, means the owner or operator of such facility or property, but only with respect to such facility or property.

        "Party" means Seller, Buyer or Bank and "Parties" means two or more of such Persons.

        "Party in Interest" shall have the meaning as set forth in Section 4.15(f) of the Agreement.

        "Permit" means any federal, state, local, and foreign Governmental Authority approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business, the absence of which or a default under would constitute a Buyer or Seller Material Adverse Effect, as the case may be.

        "Per Share Purchase Price" shall have the meaning as set forth in Section 3.1(a) of the Agreement.

        "Person" means a natural person or any legal, commercial or Governmental Authority, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, limited liability partnership, trust, business association, group acting in concert, or any person acting in a representative capacity.

        "Premium Multiple" shall have the meaning as set forth in Section 7.12(b) of the Agreement.

        "Prohibited Transaction" shall have the meaning as set forth in Section 4.15(f) of the Agreement.

        "Proxy Statement/Prospectus" shall have the meaning as set forth in Section 7.2(a) of the Agreement.

        "RCRA" shall have the meaning as set forth under the definition of "Environmental Laws" in this Section 10.1(a) of the Agreement.

        "Regulatory Authorities" means, collectively, the SEC, the Nasdaq Stock Market, the NASD, the South Carolina State Board of Financial Institutions, the OCC, the FDIC, the Department of Justice, and the Federal Reserve and all other federal, state, county, local or other Governmental Authorities having jurisdiction over a Party or its Subsidiaries.

        "Reportable Event" shall have the meaning as set forth in Section 4.15(h) of the Agreement.

        "Representative" means any investment banker, financial advisor, attorney, accountant, consultant, or other representative or agent of a Person.

        "Registration Statement" shall have the meaning as set forth in Section 7.2(a) of the Agreement.

        "Rights" shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, warrants, or other binding obligations of any character whatsoever by which a Person is or may be bound to issue additional shares of its capital stock or other securities, securities or rights convertible into or exchangeable for, shares of the capital stock or other securities of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights.

        "Sarbanes-Oxley Act" means the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated thereunder.

        "SCBCA" means the South Carolina Business Corporation Act of 1988.

        "SEC" means the United States Securities and Exchange Commission.

        "Securities Act" means the Securities Act of 1933, and the rules and regulations promulgated thereunder.

        "Securities Laws" means the Securities Act, the Exchange Act, the Investment Company Act of 1940, the Investment Advisors Act of 1940, the Trust Indenture Act of 1939, and the rules and regulations of any Regulatory Authority promulgated thereunder.

        "Seller" shall have the meaning as set forth in the introduction of the Agreement.

        "Seller Benefit Plan(s)" shall have the meaning as set forth in Section 4.15(a) of the Agreement.

        "Seller Common Stock" means the no par value common stock of Seller.

        "Seller Contracts" shall have the meaning as set forth in Section 4.16(a) of the Agreement.

        "Seller D&O Policy" shall have the meaning as set forth in Section 7.12(b) of the Agreement.

        "Seller Disclosure Memorandum" means the written information entitled "Carolina National Corporation Disclosure Memorandum" delivered with this Agreement to Buyer describing in reasonable detail the matters contained therein as of the Effective Date and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

        "Seller Entities" means, collectively, Seller and all Seller Subsidiaries.

        "Seller ERISA Plan" shall have the meaning as set forth in Section 4.15(a) of the Agreement.

        "Seller Exchange Act Reports" shall have the meaning as set forth in Section 4.5(a) of the Agreement.

        "Seller Financial Advisor" means McColl Partners.

        "Seller Financial Statements" means (i) the consolidated balance sheets of Seller as of June 30, 2007 and December 31, 2006 and 2005, and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for the period ended June 30, 2007, and for each of the three fiscal years ended December 31, 2006, as filed by Seller in Exchange Act Documents, and (ii) the consolidated balance sheets of Seller (including related notes and schedules, if any) and related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) included in Exchange Act Documents, as amended, filed with respect to periods ended subsequent to June 30, 2007.

        "Seller Material Adverse Effect" means an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse effect on (i) the management team, financial position, property, business, assets or results of operations of Seller and its Subsidiaries, taken as a whole, or (ii) the ability of Seller to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided, that "Seller Material Adverse Effect" shall not be deemed to include the effects of (A) changes in banking and other Laws of general applicability or interpretations thereof by Governmental Authorities, (B) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, or (C) actions and omissions of Seller (or any of its Subsidiaries) taken with the prior written Consent of Buyer in contemplation of the transactions contemplated hereby, or (D) the direct effects of negotiating, entering into and compliance with this Agreement on the operating performance of Seller, including specifically Seller's costs and expenses associated therewith, including, but not limited to, reasonable accounting, financial advisor, and legal fees incurred in accordance with the agreements such parties have with Seller as disclosed in the Seller Disclosure Memorandum.

        "Seller Pension Plan" shall have the meaning as set forth in Section 4.15(a) of the Agreement.

        "Seller Options" shall have the meaning as set forth in Section 3.5(a) of the Agreement.

        "Seller's Shareholders' Meeting" means the meeting of Seller's shareholders to be held pursuant to Section 7.1(a), including any adjournment or adjournments thereof.

        "Seller Subsidiaries" means the Subsidiaries, if any, of Seller, as of the date of this Agreement, Seller has only one Subsidiary, Carolina National Bank and Trust Company.

        "Stock Consideration" shall have the meaning as set forth in Section 3.1(a) of the Agreement

        "Starting Date" shall have the meaning as set forth in the Section 9.1(g) of the Agreement.

        "Starting Price" shall have the meaning as set forth in the Section 9.1(g) of the Agreement.

        "Stock Election" shall have the meaning as set forth in Section 3.2(b) of the Agreement.

        "Stock Election Number" shall have the meaning as set forth in Section 3.2(b) of the Agreement.

        "Stock Election Shares" shall have the meaning as set forth in Section 3.2(b) of the Agreement.

        "Subsequent Determination" shall have the meaning as set forth in Section 7.1(b) of the Agreement.

        "Subsidiaries" means all those corporations, banks, associations, or other entities of which the entity in question either (i) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.

        "Superior Proposal" means any Acquisition Proposal (on its most recently amended or modified terms, if amended or modified) (i) involving the acquisition of at least a majority of the outstanding equity interest in, or all or substantially all of the assets and liabilities of, the Seller Entities and (ii) with respect to which the Board of Directors of Seller (A) determines in good faith that such Acquisition Proposal, if accepted, is reasonably likely to be consummated on a timely basis, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal and the Person or Group making the Acquisition Proposal, and (B) determines in its good faith judgment (based on, among other things, the advice of its Financial Advisor) to be more favorable to Seller's shareholders than the Merger taking into account all relevant factors (including whether, in the good faith judgment of the Board of Directors of Seller, after obtaining the advice of Seller's Financial Advisor, the Person or Group making such Acquisition Proposal is reasonably able to finance the transaction and close it timely, and any proposed changes to this Agreement that may be proposed by Buyer in response to such Acquisition Proposal).

        "Support Agreements" shall have the meaning as set forth in Section 8.2(f) of the Agreement.

        "Surviving Corporation" means Buyer as the surviving corporation resulting from the Merger.

        "Takeover Laws" shall have the meaning as set forth in Section 4.23 of the Agreement.

        "Tax" or "Taxes" means all taxes, charges, fees, levies, imposts, duties, or assessments, including income, gross receipts, excise, employment, sales, use, transfer, recording license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other taxes, fees, assessments or charges of any kind whatsoever, imposed or required to be withheld by any Governmental Authority (domestic or foreign), including any interest, penalties, and additions imposed thereon or with respect thereto.

        "Tax Return" means any report, return, information return, or other information required to be supplied to a Governmental Authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

        "Taxing Authority" means the Internal Revenue Service and any other Governmental Authority responsible for the administration of any Tax.

        "Termination Fee" shall have the meaning as set forth in Section 9.3(a) of the Agreement.

        "WARN Act" shall have the meaning as set forth in Section 4.14(c) of the Agreement.

        (b)   Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation", and such terms shall not be limited by enumeration or example.

10.2    Expenses.

        Each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, and which in the case of Seller, shall be paid at Closing and prior to the Effective Time.

10.3    Brokers and Finders.

        Except for Seller Financial Advisor as to Seller and Buyer Financial Advisor as to Buyer, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions, or finders' fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon such broker's representing or being retained by or allegedly representing or being retained by Seller or by Buyer, each of Seller and Buyer, as the case may be, agrees to indemnify and hold the other Party harmless from any Liability in respect of any such claim. Seller has provided a copy of

Seller Financial Advisor's engagement letter and expected fee for its services as Section 10.3 of the Seller Disclosure Memorandum and shall pay all amounts due thereunder at Closing and prior to the Effective Time.

10.4    Entire Agreement.

        Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Sections 7.9 and 7.12.

10.5    Amendments.

        To the extent permitted by Law, and subject to Section 1.4, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of each of the Parties, whether before or after shareholder approval of this Agreement has been obtained; provided, that after any such approval by the holders of Seller Common Stock, there shall be made no amendment that reduces or modifies in any respect the consideration to be received by holders of Seller Common Stock.

10.6    Waivers.

        (a)   Prior to or at the Effective Time, Buyer, acting through its board of directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Seller, to waive or extend the time for the compliance or fulfillment by Seller of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Buyer under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Buyer.

        (b)   Prior to or at the Effective Time, Seller, acting through its board of directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Buyer, to waive or extend the time for the compliance or fulfillment by Buyer of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Seller under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Seller.

        (c)   The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

10.7    Assignment.

        Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law, including by merger or consolidation, or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

10.8    Notices.

        All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered or refused:

Buyer:	First National Bancshares, Inc. 215 North Pine Street Spartanburg, SC 29302 Attention: Chief Executive Officer
Copy to Counsel:	Nelson Mullins Riley & Scarborough, LLP 102 S. Main St., Suite 900 Greenville, South Carolina 29601 Facsimile Number: (864)-250-2359 Attention: Neil E. Grayson
Seller:	Carolina National Corporation 1350 Main Street Columbia, South Carolina 29201 Attention: Chief Executive Officer
Copy to Counsel:	Haynsworth Sinkler Boyd, P.A. 1201 Main Street, 22nd Floor Columbia, South Carolina 29201 Facsimile Number: (803) 765-1243 Attention: George S. King, Jr.

10.9    Governing Law.

        Regardless of any conflict of law or choice of law principles that might otherwise apply, the Parties agree that this Agreement shall be governed by and construed in all respects in accordance with the laws of the State of South Carolina.

10.10    Counterparts.

        This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

10.11    Captions; Articles and Sections.

        The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.

10.12    Interpretations.

        Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all Parties hereto.

10.13    Enforcement of Agreement.

        The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

10.14    Severability.

        Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

[signatures appear on next page]

        IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

FIRST NATIONAL BANCSHARES, INC. (BUYER)
By:	Jerry L. Calvert President and Chief Executive Officer
CAROLINA NATIONAL CORPORATION (SELLER)
By:	Robert E. Staton, Jr. Chairman of the Board
By:	Roger B. Whaley President and Chief Executive Officer

EXHIBIT A

FORM OF PLAN OF BANK MERGER

        [Use OCC form of Bank Merger Agreement]

EXHIBIT B

FORM OF SUPPORT AGREEMENT

August 26, 2007

First National Bancshares, Inc.
215 N. Pine St.
Spartanburg, South Carolina 29302

Ladies and Gentlemen:

        The undersigned is a director of Carolina National Corporation and the beneficial holder of shares of common stock of Carolina National Corporation (the "Carolina National Corporation Common Stock").

        First National Bancshares, Inc. and Carolina National Corporation are considering the execution of an Agreement and Plan of Merger (the "Agreement") contemplating the acquisition of Carolina National Corporation through the merger of Carolina National Corporation with and into First National Bancshares, Inc. (the "Merger"). The execution of the Agreement by First National Bancshares, Inc. is subject to the execution and delivery of this letter agreement.

        In consideration of the substantial expenses that First National Bancshares, Inc. will incur in connection with the transactions contemplated by the Agreement and to induce First National Bancshares, Inc. to execute the Agreement and to proceed to incur such expenses, the undersigned agrees and undertakes, in his or her capacity as a shareholder of Carolina National Corporation, and not in his or her capacity as a director or officer of Carolina National Corporation, as follows:

        1.     While this letter agreement is in effect the undersigned shall not, directly or indirectly, except with the prior approval of First National Bancshares, Inc., which approval shall not be unreasonably withheld, (a) sell or otherwise dispose of or encumber (other than in connection with an ordinary bank loan) prior to the record date of the Seller's Shareholders' Meeting (as defined in the Agreement) any or all of his or her shares of Carolina National Corporation Common Stock, or (b) deposit any shares of Carolina National Corporation Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of Carolina National Corporation Common Stock or grant any proxy with respect thereto, other than for the purpose of voting to approve the Agreement and the Merger and matters related thereto.

        2.     While this letter agreement is in effect the undersigned shall vote all of the shares of Carolina National Corporation Common Stock for which the undersigned has sole voting authority, and shall use his or her best efforts to cause to be voted all of the shares of Carolina National Corporation Common Stock for which the undersigned has shared voting authority, in either case whether such shares are beneficially owned by the undersigned on the date of this letter agreement or are subsequently acquired: (a) for the approval of the Agreement and the Merger at the Shareholders Meeting; and (b) against any Acquisition Proposal (as defined in the Agreement) (other than the Merger).

        3.     The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, First National Bancshares, Inc. shall be entitled to temporary and permanent injunctive relief without having to prove actual damages.

        4.     The foregoing restrictions shall not apply to shares with respect to which the undersigned may have voting power as a fiduciary for others. In addition, this letter agreement shall only apply to actions taken by the undersigned in his or her capacity as a shareholder of Carolina National Corporation and, if applicable, shall not in any way limit or affect actions the undersigned may take in his or her capacity as a director or officer of Carolina National Corporation.

        5.     This letter agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (a) the Effective Time of the Merger or (b) the date upon which the Merger Agreement is terminated in accordance with its terms, in which event the provisions of this Agreement shall terminate.

        6.     As of the date hereof, the undersigned has voting power (sole or shared) with respect to the number of shares of Carolina National Corporation Common Stock set forth below.

        IN WITNESS WHEREOF, the undersigned has executed this agreement as of the date first above written.

Very truly yours,

Print Name
Number of shares beneficially owned with sole voting authority:
Number of shares beneficially owned with shared voting authority:
Accepted and agreed to as of the date first above written:
First National Bancshares, Inc.

By: Jerry L. Calvert Its: President and Chief Executive Officer

EXHIBIT C

FORM OF AFFILIATE'S AGREEMENT

August 26, 2007

First National Bancshares, Inc.
215 N. Pine St.
Spartanburg, South Carolina 29302

Ladies and Gentlemen:

        I have been advised that I may be deemed to be, but do not admit that I am, an "affiliate" of Carolina National Corporation, a South Carolina corporation, as that term is defined in Rule 144 and used in Rule 145 promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933 (the "Securities Act"). I understand that pursuant to the terms of the Agreement and Plan of Merger, dated as of August 26, 2007 (the "Merger Agreement"), by and between Carolina National Corporation and First National Bancshares, Inc., a South Carolina corporation, Carolina National Corporation plans to merge with and into First National Bancshares, Inc. (the "Merger").

        I further understand that as a result of the Merger, I may receive shares of common stock, par value $0.01 per share, of First National Bancshares, Inc. ("First National Bancshares, Inc. Common Stock") in exchange for shares of common stock, no par value, of Carolina National Corporation ("Carolina National Corporation Common Stock").

        I have carefully read this letter and reviewed the Merger Agreement and discussed their requirements and other applicable limitations upon my ability to sell, transfer, or otherwise dispose of First National Bancshares, Inc. Common Stock, to the extent I felt necessary, with my counsel or counsel for Carolina National Corporation.

        I represent, warrant, and covenant with and to First National Bancshares, Inc. that in the event I receive any shares of First National Bancshares, Inc. Common Stock as a result of the Merger:

        1.     I shall not make any sale, transfer, or other disposition of such shares of First National Bancshares, Inc. Common Stock unless (i) such sale, transfer, or other disposition has been registered under the Securities Act, which is not anticipated, (ii) such sale, transfer, or other disposition is made in conformity with the provisions of Rule 145 under the Securities Act, or (iii) in the opinion of counsel in form and substance reasonably satisfactory to First National Bancshares, Inc., or under a "no-action" letter obtained by me from the staff of the SEC, such sale, transfer, or other disposition will not violate the registration requirements of, or is otherwise exempt from registration under, the Securities Act.

        2.     I understand that, subject to the last paragraph of this letter, First National Bancshares, Inc. is under no obligation to register the sale, transfer, or other disposition of shares of First National Bancshares, Inc. Common Stock by me or on my behalf under the Securities Act or to take any other action necessary to make compliance with an exemption from such registration available.

        3.     I understand that stop transfer instructions will be given to First National Bancshares, Inc.'s transfer agent with respect to shares of First National Bancshares, Inc. Common Stock issued to me as a result of the Merger and that there will be placed on the certificates for such shares, or any substitutions therefor, a legend stating in substance:

  "The shares represented by this certificate were issued as a result of the merger of Carolina National Corporation with and into First National Bancshares, Inc., in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies. The shares represented by this certificate may be transferred only in accordance with the terms of a letter agreement between the registered holder hereof and First National Bancshares, Inc., a copy of which agreement is on file at the principal offices of First National Bancshares, Inc."

        4.     I understand that, unless the transfer by me of the First National Bancshares, Inc. Common Stock issued to me as a result of the Merger has been registered under the Securities Act or such transfer is made in conformity with the provisions of Rule 145(d) under the Securities Act, First National Bancshares, Inc. reserves the right, in its sole discretion, to place the following legend on the certificates for such shares, or any substitutions therefor, issued to my transferee:

  "The shares represented by this certificate were acquired from [SHAREHOLDER] who, in turn, received such shares as a result of the merger of Carolina National Corporation Bankshares, Inc. with and into First National Bancshares, Inc., in a transaction to which Rule 145 under the Securities Act of 1933 applies. The shares have been acquired by the holder not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933 and may not be offered, sold, pledged or otherwise transferred except in accordance with an exemption from the registration requirements of the Securities Act of 1933."

        It is understood and agreed that the legends set forth in paragraphs (3) and (4) above shall be removed by delivery of substitute certificates without such legends if I shall have delivered to First National Bancshares, Inc. (i) a copy of a "no action" letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to First National Bancshares, Inc., to the effect that such legend is not required for purposes of the Act, or (ii) evidence or representations reasonably satisfactory to First National Bancshares, Inc. that First National Bancshares, Inc. Common Stock represented by such certificates is being or has been sold in conformity with the provisions of Rule 145(d).

        I further understand and agree that the provisions of Rule 145 shall apply to all shares of First National Bancshares, Inc. Common Stock that my spouse, any relative of mine, or any relative of my spouse, any one of whom has the same home as me, receives as a result of the Merger.

        By acceptance hereof, First National Bancshares, Inc. agrees, for a period of two years after the Effective Time (as defined in the Agreement) that, so long as it is obligated to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, it will use commercially reasonable efforts to timely file such reports so that the public information requirements of Rule 144(c) promulgated under the Securities Act are satisfied and the resale provisions of Rule 145(d)(1) and (2) are therefore available to me if I desire to transfer any First National Bancshares, Inc. Common Stock issued to me in the Merger.

Very truly yours,
By:
Name:
Accepted this day of , 2007.
First National Bancshares, Inc.
By: Jerry L. Calvert Its: President and Chief Executive Officer

EXHIBIT D

FORM OF CLAIMS LETTER

August 26, 2007

First National Bancshares, Inc.
215 N. Pine St.
Spartanburg, South Carolina 29302

Ladies and Gentlemen:

        This letter is delivered pursuant to the Agreement and Plan of Merger, dated as of August 26, 2007, by and between First National Bancshares, Inc. and Carolina National Corporation.

        In my capacity as an officer or a director of Carolina National Corporation, and as of the date of this letter, I do not, to the best of my knowledge, have any claims, and I am not aware of any facts or circumstances that I believe are likely to give rise to any claim, for indemnification under Carolina National Corporation's Articles of Incorporation or Bylaws as existing on the date hereof or as may be afforded by the laws of the State of South Carolina or the United States.

Very truly yours,
Signature of Officer or Director
Name of Officer or Director
Position at Carolina National Corporation

EXHIBIT E

FORM OF SELLER'S COUNSEL LEGAL OPINION

        Based on and subject to the foregoing and subject to the additional qualifications set forth below, it is our opinion that:

        1.     The Company (i) is a registered bank holding company under the BHC Act; (ii) was duly organized as a corporation, and is validly existing and in good standing under the laws of State of South Carolina; (iii) has the corporate power and authority to own its assets and conduct its businesses as now being conducted; and (iv) is duly qualified to do business and is in good standing in each other jurisdiction in which the character of the properties owned or leased by it therein, or in which the transaction of its businesses, makes such qualification necessary, except where failure so to qualify would not have a Seller Material Adverse Effect;

        2.     The Company has the corporate power and authority to execute and deliver the Agreement and to perform its obligations under the Agreement and carry out the transactions described therein;

        3.     The Bank has been duly chartered and is validly existing as a national association, in good standing under the National Bank Act, with power and authority to own its properties and conduct its business as now being conducted; the deposit accounts of the Bank are insured up to the applicable limits by the FDIC; and all of the issued and outstanding capital stock of the Bank has been duly authorized and validly issued and is fully paid and nonassessable and is owned directly by the Company free and clear of any pledge, lien, encumbrance, claim or equity except as provided by 12 U.S.C. Section 55;

        4.     The Company has duly authorized the execution and delivery of the Agreement and all performance by the Company thereunder and has duly executed and delivered the Agreement;

        5.     The Agreement is enforceable against the Company, subject to the effect of bankruptcy, insolvency, reorganization, receivership, moratorium, fraudulent conveyance and other laws affecting the rights and remedies of creditors generally and to general principles of equity;

        6.     The Company's authorized shares consist of              shares of common stock, of which              shares are outstanding, and              shares of preferred stock, none of which are outstanding. The outstanding shares of common stock have been duly authorized and validly issued and are fully paid and nonassessable;

        7.     To our knowledge, immediately prior to the Effective Time, except for the              shares of common stock reserved for issuance pursuant to outstanding stock options and              shares of common stock reserved for issuance pursuant to outstanding warrants, (A) there are no outstanding rights (contractual or otherwise), warrants or options to acquire, or instruments convertible into or exchangeable for, or agreements or understandings with respect to the sale or issuance of, any shares of capital stock of or other equity interest in the Company; and (B) there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Act or otherwise register any securities of the Company owned or to be owned by such person;

        8.     The compliance by the Company with all of the provisions of the Agreement and the consummation of the transactions therein contemplated will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any material agreement (as such term is defined in Item 601 of Regulation S-K under the Securities Act of 1933) known to us to which the Company is a party or by which the Company is bound, nor will such action result in any violation of the provisions of the articles of incorporation or bylaws of the Company or of the articles of association or bylaws of the Bank or any statute or any order, rule or regulation known to us of any court or Governmental Authority;

        9.     To our knowledge, no consents, approvals or waivers are required to be obtained from any person or entity in connection with the Company's execution and delivery of the Agreement, or the performance of the obligations or agreements of the Company or the consummation of the transactions described therein, except for: (i) approvals of the Company's board of directors and shareholders (which approvals have been obtained); and (ii) required approvals of governmental or regulatory authorities (which approvals have been obtained);

        10.   To our knowledge, neither the Company nor the Bank is a party to or subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter, supervisory letter or similar submission to, any Governmental Authority charged with the supervision or regulation of depository institutions or engaged in the insurance of deposits or the supervision or regulation of it or any of its subsidiaries and neither the Company nor the Bank has been advised by any such Governmental Authority that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

EXHIBIT F

FORM OF BUYER'S COUNSEL LEGAL OPINION

        Based on and subject to the foregoing and subject to the additional qualifications set forth below, it is our opinion that:

        1.     The Company (i) is a registered bank holding company under the BHC Act; (ii) was duly organized as a corporation, and is validly existing and in good standing under the laws of State of South Carolina; (iii) has the corporate power and authority to own its assets and conduct its businesses as now being conducted; and (iv) is duly qualified to do business and is in good standing in each other jurisdiction in which the character of the properties owned or leased by it therein, or in which the transaction of its businesses, makes such qualification necessary, except where failure so to qualify would not have a Buyer Material Adverse Effect;

        2.     The Company has the corporate power and authority to execute and deliver the Agreement and to perform its obligations under the Agreement and carry out the transactions described therein;

        3.     The Buyer's Bank has been duly chartered and is validly existing as a national association, in good standing under the National Bank Act, with power and authority to own its properties and conduct its business as now being conducted; the deposit accounts of the Bank are insured up to the applicable limits by the FDIC; and all of the issued and outstanding capital stock of the Buyer's Bank has been duly authorized and validly issued and is fully paid and nonassessable and is owned directly by the Company free and clear of any pledge, lien, encumbrance, claim or equity except as provided by 12 U.S.C. Section 55;

        4.     The Company has duly authorized the execution and delivery of the Agreement and all performance by the Company thereunder and has duly executed and delivered the Agreement;

        5.     The Agreement is enforceable against the Company, subject to the effect of bankruptcy, insolvency, reorganization, receivership, moratorium, fraudulent conveyance and other laws affecting the rights and remedies of creditors generally and to general principles of equity;

        6.     The Company's authorized shares consist of              shares of common stock, of which              shares are outstanding, and              shares of preferred stock, none of which are outstanding. The outstanding shares of common stock have been duly authorized and validly issued and are fully paid and nonassessable. The shares of common stock to be issued by the Company under the Agreement have been duly authorized and, when issued and delivered in accordance with the terms of the Agreement and the Proxy Statement/Prospectus, will have been validly issued and will be fully paid and nonassessable, will be eligible for trading on the exchange on which Buyer stock is traded and the issuance of such shares is not subject to any statutory preemptive rights;

        7.     To our knowledge, immediately prior to the Effective Time, except for the              shares of common stock reserved for issuance pursuant to the Agreement,              shares of common stock reserved for issuance pursuant to outstanding stock options, and              shares of common stock reserved for issuance pursuant to outstanding warrants, (A) there are no outstanding rights (contractual or otherwise), warrants or options to acquire, or instruments convertible into or exchangeable for, or agreements or understandings with respect to the sale or issuance of, any shares of capital stock of or other equity interest in the Company; and (B) except for the Agreement, there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Act or otherwise register any securities of the Company owned or to be owned by such person;

        8.     The compliance by the Company with all of the provisions of the Agreement and the consummation of the transactions therein contemplated will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any material agreement (as such term is defined in Item 601 of Regulation S-K under the Securities Act of 1933) known to us to which the Company is a party or by which the Company is bound, nor will such action result in any violation of the provisions of the articles of incorporation or bylaws of the Company or of the articles of association or bylaws of the Bank or any statute or any order, rule or regulation known to us of any court or Governmental Authority;

        9.     To our knowledge, no consents, approvals or waivers are required to be obtained from any person or entity in connection with the Company's execution and delivery of the Agreement, or the performance of the obligations or agreements of the Company or the consummation of the transactions described therein, except for: (i) approval of the Company's board of directors and shareholders (which approval has been obtained); and (ii) required approvals of governmental or regulatory authorities (which approvals have been obtained);

        10.   To our knowledge, neither the Company nor the Bank is a party to or subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter, supervisory letter or similar submission to, any Governmental Authority charged with the supervision or regulation of depository institutions or engaged in the insurance of deposits or the supervision or regulation of it or any of its subsidiaries and neither the Company nor the Bank has been advised by any such Governmental Authority that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

EXHIBIT G

FORM OF

DIRECTOR NON-COMPETITION AGREEMENT

        THIS DIRECTOR NON-COMPETITION AGREEMENT (the "Agreement") is entered into as of August 26, 2007 between First National Bancshares, Inc. ("Buyer") a corporation organized under the laws of the State of South Carolina and the holding company for First National Bank of the South, National Association (the "Bank"), with its principal offices at 215 North Pine Street, Spartanburg, South Carolina 29302 and the undersigned director ("Director") of Carolina National Corporation ("Seller"), a corporation organized under the laws of the State of South Carolina and the holding company for Carolina National Bank and Trust Company ("Carolina"), with its principal office at 1350 Main Street, Columbia, South Carolina 29201, and shall become effective on the Effective Time of the Merger provided in the Merger Agreement (as defined below), between Buyer and Seller.

        WHEREAS, the Boards of Directors of Buyer and Seller have determined that the acquisition of Seller by Buyer (the "Merger") pursuant to that Agreement and Plan of Merger dated as of August 26, 2007 (the "Merger Agreement") is in the best interests of the shareholders and consistent with, and in furtherance of, their respective business strategies; and

        WHEREAS, the parties hereto acknowledge that the Director, as a director of Seller and Carolina, occupies a unique position of trust and confidence with respect to Seller, and is receiving Merger Consideration pursuant to the terms and conditions of the Merger Agreement; and

        WHEREAS, the parties further acknowledge that, by virtue of this position, the Director has acquired significant knowledge relating to the business of Seller and Carolina; and

        WHEREAS, following the Merger the Director has the opportunity to join the Columbia advisory board of the Bank; and

        WHEREAS, the Board of Directors of Buyer has determined that it is in the best interests of Buyer and its shareholders to protect the business and goodwill associated with the business of Seller and Carolina by strengthening restrictions on the Director's ability to enter into certain competitive business activities following the completion of the Merger; and

        WHEREAS, the Merger Agreement contemplates that, upon the execution and delivery of the Merger Agreement by Seller, as a condition and inducement to the willingness of Buyer to enter into the Merger Agreement, Director will enter into and perform this Agreement.

        WHEREAS, the Director has agreed to accept such limitations on his ability to compete with Buyer and Bank following the Merger as an inducement for Buyer to execute the Merger Agreement.

        IN CONSIDERATION of the premises and for other good and valuable consideration, including, without limitation, the Merger Consideration to be received by Director, the sufficiency and receipt of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

        1.     Certain Definitions.

        (a)   "Affiliated Company" means any company or entity controlled by, controlling or under common control with Buyer or Seller.

        (b)   "Confidential Information" means all information regarding Seller, Buyer and their Affiliated Companies and any of their respective activities, businesses or customers that is not generally known to persons not employed (whether as employees or independent contractors) by Seller, Buyer or their respective Affiliated Companies, that is not generally disclosed publicly to persons not employed by Seller, Buyer or their respective Affiliated Companies (except to their regulatory authorities and pursuant to confidential or other relationships where there is no expectation of public disclosure or use by third Persons), and that is the subject of reasonable efforts to keep it confidential, and/or where such information is subject to limitations on disclosure or use by applicable Laws. "Confidential Information" shall include, without limitation, all customer information, customer lists, confidential methods of operation, lending and credit information, commissions, mark-ups, product/service formulas, information concerning techniques for use and integration of websites and other products/services, current and future development and expansion or contraction plans of Seller, Buyer or their respective Affiliated Companies, sale/acquisition plans and contacts, marketing plans and contacts, information concerning the legal affairs of and information concerning the pricing of product and services, strategy, tactics and financial affairs of Seller, Buyer or their respective Affiliated Companies. "Confidential Information" also includes any "confidential information," "trade secrets" or any equivalent term under any other federal, state or local Law. "Confidential Information" shall not include information that (a) has become generally available to the public by the act of one who has the right to disclose such information without violating any right or privilege of Seller or Buyer or their respective Affiliated Companies or any duty owed to any of them; (b) was rightfully in the possession of a person or entity prior to receipt of such Confidential Information, directly or indirectly, from the Director; or (c) is independently developed by a person or entity without reference to or use of Confidential Information.

        (c)   Capitalized terms used but not defined herein shall have the same meanings provided in the Merger Agreement.

        2.     Nondisclosure of Confidential Information.

        (a)   Nondisclosure of Confidential Information.    Director hereby agrees that for the later of one year following the Effective Time of the Merger or six months following the termination of service as an advisory director of the Bank, Director shall not directly or indirectly transmit or disclose any Confidential Information to any Person, or use or permit others to use any such Confidential Information, directly or indirectly, without the prior express written consent of the Chief Executive Officer of Buyer, which consent may be withheld in the sole discretion of Buyer's Chief Executive Officer. If required to disclose such information by law, the Director shall use reasonable efforts to protect and preserve the confidentiality of such information. The Director also acknowledges and agrees that the trading in Buyer or Seller securities using Confidential Information or non-public information may violate federal and state securities laws and agrees to comply with such securities laws and Buyer's policies regarding insider trading in effect from time to time.

        (b)   Enforceability of Covenants.    Director and Buyer agree that Director's obligations under these nondisclosure covenants are separate and distinct from other provisions of this Agreement, and a failure or alleged failure of Seller and Buyer to perform their obligations under any provision of this Agreement or other agreements with Director shall not constitute a defense to, or waiver of the enforceability of, these nondisclosure covenants. Nothing in this provision or this Agreement shall limit any rights or remedies otherwise available to Seller, Buyer or any Affiliated Company under federal, state or local law.

        3.     Nonrecruitment and Nonsolicitation Covenants.

        (a)   Nonrecruitment of Employees.    Director hereby agrees that for the later of one year following the Effective Time of the Merger or six months following the termination of service as an advisory director of the Bank, Director shall not, without the prior written consent of Buyer's Chief Executive Officer, which consent may be withheld at the sole discretion of Buyer's Chief Executive Officer, directly or indirectly solicit or recruit for employment or encourage to leave employment with Buyer or any of Buyer's Affiliated Companies on his own behalf or on behalf of any other Person, any employee of Buyer or of any Buyer's Affiliated Companies with whom Director worked during Director's services as a director of Seller, any Seller Affiliated Company, or the Bank and who performed services for Seller, Buyer or any of their Affiliated Companies' customers and who has not thereafter ceased to be employed by Seller, Buyer or any of their Affiliated Companies for a period of not less than one year.

        (b)   Nonsolicitation of Customers.    Director hereby agrees that for the later of one year following the Effective Time of the Merger or six months following the termination of service as an advisory director of the Bank, Director shall not, without the prior written consent of Buyer's Chief Executive Officer, which consent may be withheld at the sole discretion of Buyer's Chief Executive Officer, directly or indirectly, on behalf of himself or any other Person, solicit or attempt to solicit for the purpose of providing any Business Activities (as defined in Section 3(c)) any customer of the Seller, Buyer or any of their Affiliated Companies with whom Director had material contact on behalf of Seller or the Bank in the course of Director's service as a director of Seller or the Bank.

        (c)   Noncompetition.    Director hereby agrees that for the later of one year following the Effective Time of the Merger or six months following the termination of service as an advisory director of the Bank, Director shall not, without the prior written consent of Buyer's Chief Executive Officer, which consent may be withheld at the sole discretion of Buyer's Chief Executive Officer, engage or participate in, or prepare or apply to commence, any Business Activities with, for or on behalf of any new financial institution as a director, consultant, officer, employee, agent or shareholder, or on behalf of any other Person that competes in the Restricted Area with Buyer or any Buyer Affiliated Company with respect to Business Activities. For purposes of this Section 3, "Business Activities" shall be any of the business activities conducted by Buyer, Seller or any of their Affiliated Companies, which the parties agree include the offering of commercial or consumer loans and extensions of credit, letters of credit, commercial and consumer deposits and deposit accounts, securities repurchase agreements and sweep accounts, cash management services, money transfer and bill payment services, internet or electronic banking, automated teller machines, IRA and retirement accounts, mortgage loans, and home equity lines of credit. For purposes of this Section 3(c), the "Restricted Area" shall be a radius of twenty-five miles from the main office of Carolina in Columbia. Nothing in this Section 3(c) shall prohibit Director from acquiring or holding, for investment purposes only, less than 5% of the outstanding securities of any corporation which may compete directly or indirectly with Seller, Buyer or any of their Affiliated Companies or preclude Director from continuing any Business Activities conducted as of the date hereof.

        (d)   Enforceability of Covenants.    Director acknowledges and agrees that the covenants in this Agreement are direct consideration for a sale of a business and should be governed by standards applicable to restrictive covenants entered into in connection with a sale of a business. Director acknowledges that each of Buyer and their Affiliated Companies have a current and future expectation of business within the Restricted Area and from the current and proposed customers of Seller that are derived from the acquisition of Seller by Buyer. Director acknowledges that the term, geographic area, and scope of the covenants set forth in this Agreement are reasonable, and agrees that he will not, in any action, suit or other proceeding, deny the reasonableness of, or assert the unreasonableness of, the premises, consideration or scope of the covenants set forth herein. Director agrees that his position as a director of Seller and, after the Effective Time, as an advisory director of the Bank, involves information relating to all aspects of the Business Activities and all of the Restricted Area. Director further acknowledges that complying with the provisions contained in this Agreement will not preclude him from engaging in a lawful profession, trade or business, or from becoming gainfully employed. Director and Buyer agree that Director's obligations under the above covenants are separate and distinct under this Agreement, and the failure or alleged failure of Buyer to perform its obligations under any other provisions of this Agreement shall not constitute a defense to the enforceability of this covenant. Director and Buyer agree that if any portion of the foregoing covenants is deemed to be unenforceable because the geography, time or scope of activities restricted is deemed to be too broad, the court shall be authorized to substitute for the overbroad term an enforceable term that will enable the enforcement of the covenants to the maximum extent possible under applicable law. Director acknowledges and agrees that any breach or threatened breach of this covenant will result in irreparable damage and injury to Buyer and its Affiliated Companies and that Buyer will be entitled to exercise all rights including, without limitation, obtaining one or more temporary restraining orders, injunctive relief and other equitable relief, including specific performance in the event of any breach or threatened breach of this Agreement, in any federal or state court of competent jurisdiction in South Carolina without the necessity of posting any bond or security (all of which are waived by the Director), and to exercise all other rights or remedies, at law or in equity, including, without limitation, the rights to damages.

        4.     Successors.

        (a)   This Agreement is personal to Director and is not assignable by Director, and none of Director's duties hereunder may be delegated.

        (b)   This Agreement may be assigned by, and shall be binding upon and inure to the benefit of, Buyer and any of its Affiliated Companies and their successors and assigns.

        5.     Miscellaneous.

        (a)   Waiver.    Failure of any party to insist, in one or more instances, on performance by the other in strict accordance with the terms and conditions of this Agreement shall not be deemed a waiver or relinquishment of any right granted in this Agreement or of the future performance of any such term or condition or of any other term or condition of this Agreement, unless such waiver is contained in a writing signed by the party making the waiver.

        (b)   Severability.    If any provision or covenant, or any part thereof, of this Agreement should be held by any court to be invalid, illegal or unenforceable, either in whole or in part, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of the remaining provisions or covenants, or any part thereof, of this Agreement, all of which shall remain in full force and effect.

        (c)   Governing Law.    This Agreement shall be governed by, and construed in accordance with, the laws of the State of South Carolina.

        (d)   Notices.    All notices, requests, demands and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given if delivered or three days after mailing if mailed, first class, certified mail, postage prepaid:

To Buyer:	First National Bancshares, Inc. 215 North Pine Street Spartanburg, SC 29302 Attention: Chief Executive Officer
To Director:	See signature page of this Agreement

Any party may change the address to which notices, requests, demands and other communications shall be delivered or mailed by giving notice thereof to the other party in the same manner provided herein.

        (e)   Amendments and Modifications.    This Agreement may be amended or modified only by a writing signed by both parties hereto, which makes specific reference to this Agreement.

        (f)    Entire Agreement.    Except as provided herein, this Agreement contains the entire agreement between Buyer and Director with respect to the subject matter hereof and, from and after the date hereof, this Agreement shall supersede any prior agreement between the parties with respect to the subject matter hereof.

        (g)   Counterparts, etc.    This Agreement may be executed in identical counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. A facsimile signature shall constitute and have the same force and effect as an original signature for all purposes under this Agreement.

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date first above written.

FIRST NATIONAL BANCSHARES, INC.
By: Name: Title:
DIRECTOR
Name:
Address:

Appendix B

August 26, 2007

Board of Directors
Carolina National Corporation
1350 Main Street
Columbia, South Carolina 29201

Ladies and Gentlemen:

        We understand that Carolina National Corporation ("Carolina National") is considering the proposal of First National Bancshares, Inc. ("First National") to combine Carolina National with First National. You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock (the "Carolina National Shares") of the Merger Consideration (as defined below) to be received by such holders, taken in the aggregate, pursuant to the Agreement and Plan of Merger, dated as of August 26, 2007 (the "Agreement") between Carolina National and First National.

        The Agreement provides that Carolina National will be merged with and into First National (the "Merger"), and that each outstanding Carolina National Share shall be converted into the right to receive one of the following (i) cash in the amount of $21.65, (ii) a number of shares of common stock of First National ("First National Shares") equal to the fixed exchange ratio of 1.4678 shares, or (iii) a combination of 70% stock consideration and 30% cash consideration, provided that in aggregate, 70% of the Carolina National Shares are exchanged for stock and 30% are exchanged for cash. In aggregate, First National will issue 2,649,431 shares of First National common stock and cash in the amount of $16,748,159 (collectively, such amounts of First National Shares and cash are the "Merger Consideration"). The terms and conditions of the Merger are more fully set forth in the Agreement.

        McColl Partners, LLC, as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. We have acted exclusively for the Board of Directors of Carolina National in rendering this fairness opinion and will receive a fee from Carolina National for our services.

        In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of Carolina National that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of First National that we deemed relevant; (iv) internal financial projections for Carolina National for the year ending December 31, 2007 prepared by and reviewed with management of Carolina National; (v) the publicly reported historical price and trading activity for Carolina National Shares and First National Shares, including a comparison of certain financial and stock market information for Carolina National and First National with similar publicly available information for certain other companies whose securities are publicly traded; (vi) the financial terms of certain recent business combinations in the banking industry, to the extent publicly available; (vii) the current market environment generally and the banking environment in particular; and (viii) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Carolina National the business, financial condition, results of operations, regulatory relations and prospects of Carolina National and held similar discussions with certain members of senior management of First National regarding the business, financial condition, results of operations, regulatory relations and prospects of First National. We also have held discussions with senior officers, directors and the representatives and advisors of Carolina National and First National regarding their assessment of the strategic rationale for, and the potential benefits of, the Merger and the past and current business operations, financial condition and future prospects of their respective companies.

        In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Carolina National or First National or their respective representatives or that was otherwise reviewed by us, and we assume no responsibility for independently verifying the accuracy and completeness of such information. In that regard, we have assumed that the internal financial forecasts prepared by the managements of Carolina National and First National have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of the Carolina National and First National, as the case may be. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on Carolina National and First National or on the expected benefits of the Merger. We have further relied on the assurances of the managements of Carolina National and First National that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading.

        We are not experts in evaluating loan and lease portfolios for purposes of assessing the adequacy of the allowance for loan and lease losses, or evaluating mortgage servicing rights or goodwill for purposes of assessing any impairment thereto. We did not make an independent evaluation or appraisal of any specific assets, any collateral securing assets, or the liabilities, including any contingent, derivative or off-balance sheet assets or liabilities, of Carolina National or First National or any of their respective subsidiaries. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Carolina National or First National nor have we reviewed any individual credit files relating to Carolina National or First National. We have assumed that the respective allowances for loan losses for both Carolina National and First National are adequate to cover such losses and will be adequate for the combined entity on a pro forma basis after all accounting adjustments for the Merger and the related transactions. With respect to the financial projections for Carolina National and First National used by McColl Partners in its analyses, Carolina National's and First National's managements confirmed to us that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of Carolina National and First National and we assumed that such performances would be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in Carolina National's or First National's assets, financial condition, results of operations, regulatory relations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Carolina National and First National will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the representations, warranties, covenants and conditions precedent contained in the Agreement and in any related documents, instruments and agreements are not waived or changed and that the Merger will not be taxable for federal income tax purposes at the corporate level or as to any holder of Carolina National Shares that receives solely First National Shares in the Merger.

        Our opinion is necessarily based on financial, economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have no obligation to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of First National Shares will be when issued to Carolina National's shareholders at the Closing (as defined in the Agreement) pursuant to the Agreement or the prices at which Carolina National Shares or First National Shares may trade at any time.

        We have acted as Carolina National's financial advisor in connection with the Merger and will receive a fee for our services, including the rendering of this opinion, a portion of which is contingent upon consummation of the Merger. Carolina National has agreed to indemnify us against certain liabilities arising out of our engagement. We may provide additional services, and receive compensation for such services, prior to the Closing of the Merger and may provide investment banking services to Carolina National and First National in the future.

        Our advisory services and opinion are provided for the information of the Board of Directors of Carolina National in connection with its consideration of the Merger and our opinion does not constitute a recommendation to any holder of Carolina National Shares as to how any such holders should vote their Carolina National Shares at any meeting of Carolina National shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration provided by the Agreement to holders of Carolina National Shares and does not address the underlying business decision of Carolina National to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Carolina National or the effect of any other transaction in which Carolina National might engage. This opinion may be reproduced in full and referred to in any registration statement, prospectus or proxy statement that will be mailed to stockholders of Carolina National if required by applicable law but may not otherwise be disclosed publicly without our prior written consent.

        Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Merger Consideration to be received by the holders of Carolina National Shares pursuant to the Merger is fair to such shareholders from a financial point of view.

Very truly yours,

McColl Partners, LLC

Appendix C

August 26, 2007

Board of Directors
First National Bancshares, Inc.
215 North Pine Street
Spartanburg, SC 29302

Members of the Board:

        You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration (defined below) to be paid in connection with the proposed merger between First National Bancshares, Inc. ("First National") and Carolina National Corporation ("Carolina National") (the "Merger") pursuant to the Agreement and Plan of Merger dated August 26, 2007 by and between First National and Carolina National (the "Merger Agreement.")

        Pursuant to the Merger Agreement, holders of Carolina National common stock may elect to receive 1.4678 shares of First National common stock, $21.65 in cash, or a combination of First National common stock and cash, for each share of Carolina National common stock held (the "Merger Consideration"), provided that the aggregate consideration consists of 70% First National common stock and 30% cash. Warrants to purchase shares of Carolina National common stock will be either converted into warrants to purchase First National common stock or exchanged for cash. Options to purchase Carolina National common stock will be converted into options to purchase First National common stock. The terms of the Merger are more fully set forth in the Merger Agreement.

        In arriving at our opinion, we have reviewed certain publicly available business, financial and stockholder information relating to First National and its subsidiaries and to Carolina National and its subsidiary. In addition, we have reviewed certain financial information provided to us by both First National and Carolina National pertaining to their respective business plans and projections.

        In connection with the foregoing, we have:

  1.
  Reviewed the terms of the Merger Agreement;

  2.
  Reviewed Carolina National's most recent proxy statement, annual reports on Form 10-KSB for the three calendar years ended December 31, 2006, 2005 and 2004, and quarterly reports on Form 10-Q for the calendar quarters ended June 30, 2007 and March 31, 2007 filed with the Securities and Exchange Commission;

  3.
  Reviewed First National's most recent proxy statement, annual reports on Form 10-K and Form 10-KSB for the three calendar years ended December 31, 2006, 2005 and 2004, and quarterly report on Form 10-Q for the calendar quarters ended June 30, 2007 and March 31, 2007 filed with the Securities and Exchange Commission;

  4.
  Reviewed current reports to stockholders of First National and Carolina National as filed on Form 8-K with the Securities and Exchange from January 1, 2004 to the date hereof;

  5.
  Reviewed annual reports to stockholders of First National and Carolina National for the three calendar years ended December 31, 2006, 2005 and 2004;

  6.
  Reviewed certain internal financial information and financial forecasts relating to the business, earnings, cash flows, assets and prospects of the respective companies furnished to us by First National and Carolina National;

  7.
  Held discussions with members of senior management of First National and Carolina National, including without limitation, legal advisors and others concerning the past and current results of operations of First National and Carolina National, their respective current financial condition and managements' opinions of their respective future prospects;

  8.
  Reviewed the historical record of reported prices, trading activity and dividend payments for both First National and Carolina National;

  9.
  Compared the reported financial terms of selected recent business combinations in the banking industry; and

  10.
  Performed such other studies and analyses as we considered appropriate under the circumstances.

        For purposes of this opinion, we have assumed and relied on, without independent verification, the accuracy and completeness of the material furnished to us by First National and Carolina National and the material otherwise made available to us, including information from published sources, and we have not independently verified such data. With respect to the financial information, including forecasts we received from First National and Carolina National, we assumed (with your consent) that they had been reasonably prepared reflecting the best currently available estimates and good faith judgment of the managements of First National and Carolina National. In addition, we have not made or obtained any independent appraisals or valuations of the assets or liabilities, and potential and/or contingent liabilities of Carolina National or First National. We have further relied on the assurances of management of First National and Carolina National that they are not aware of any facts that would make such information inaccurate or misleading.

        We express no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the Merger, as set forth in the Merger Agreement, to be consummated. In rendering our opinion, we have assumed that the Merger will be consummated on the terms described in the Merger Agreement and that in the course of obtaining the necessary approvals for the Merger, no restrictions or conditions will be imposed that would have a material adverse effect on the contemplated benefits of the Merger to First National or Carolina National or their ability to consummate the Merger. Our opinion is based on the market, economic and other relevant considerations as they exist and have been evaluated by us on the date hereof.

        We have acted as financial advisor to First National in connection with the Merger and will receive a fee for such services, including a fee that is contingent upon consummation of the Merger. In addition, First National has agreed to indemnify us for certain liabilities arising out of our engagement by First National in connection with the Merger.

        This opinion may not be disclosed, communicated, reproduced, disseminated, quoted or referred to at any time (in whole or part), to any third party or in any manner of for any purpose whatsoever without our prior written consent, although this opinion may be included in its entirety in the proxy statement/prospectus of First National and Carolina National used to solicit stockholder approval of the Merger so long as any description of or reference to us or this opinion and the related analysis in such filing is in a form reasonably acceptable to us and our counsel. It should be understood that subsequent developments may affect this opinion and we do not have any obligation to revise or reaffirm this opinion. The opinion does not in any matter address the prices at which the capital stock of First National or Carolina National or any of their respective affiliates has traded in the past or at which such stock of First National or any of its affiliates may trade after the Merger. It is understood that this letter is directed to the Board of Directors of First National in its consideration of the Merger Agreement, and is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger.

        Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, and based on such other matters as we considered relevant, it is our opinion that as of the

C-2

date hereof that the Merger Consideration to be paid by First National is fair, from a financial point of view, to the holders of First National common stock.

Sincerely,
Howe Barnes Hoefer & Arnett, Inc.
/s/ JOHN F. SCHRAMM John F. Schramm First Vice President and Managing Director

C-3

Appendix D

        The following unaudited consolidated statement of operations is provided solely for the purpose of complying with Section 33-11-103(d) of the Code of Laws of South Carolina, 1976, as amended.

Carolina National Corporation
Consolidated Statement of Operations
For the year ended December 31, 2004
(Unaudited)

Interest income:
Loans, including fees	$3,764,903
Investment securities:
Taxable	55,706
Nonmarketable equity securities	20,777
Federal funds sold	84,337

Total	3,925,723

Interest expense:
Time deposits $100,000 and over	427,931
Other deposits	777,637
Note payable	512
Other	129

Total	1,206,209

Net interest income	2,719,514
Provision for loan losses	505,607

Net interest income after provision for loan losses	2,213,907

Noninterest income:
Service charges on deposit accounts	133,028
Residential mortgage origination fees	99,502
Other	40,346

Total noninterest income	272,876

Noninterest expenses:
Salaries and employee benefits	1,752,657
Net occupancy	256,306
Furniture and equipment	146,590
Other operating	992,631

Total noninterest expense	3,148,184

Income (loss) before income taxes	(661,401)
Income tax expense (benefit)	(228,631)

Net income (loss)	$(432,770)

Earnings per share
Basic earnings (loss) per share	$(.30)

Diluted earnings (loss) per share	$(.30)

Average shares outstanding — basic	1,427,303

Average shares outstanding — diluted	1,454,788

D-1

Part II—Information Not Required in Prospectus

Item 20. Indemnification of Directors and Officers

        Section 33-8-500 et seq. of the South Carolina Business Corporation Act of 1988 provides First National with broad powers and authority to indemnify its directors and officers and to purchase and maintain insurance for such purposes and mandates the indemnification of its directors under certain circumstances. First National's articles of incorporation and bylaws also provide it with the power and authority to the fullest extent legally permissible under the Act to indemnify its directors and officers, persons serving at its request or for its benefit as directors or officers of another corporation, and persons serving as its representatives or agents in certain circumstances. Pursuant to such authority and the provisions of its articles of incorporation, First National has purchased insurance against certain liabilities that may be incurred by the company and its officers and directors.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the company pursuant to the articles of incorporation or bylaws, or otherwise, First National has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Item 21. Exhibits and Financial Statement Schedules

(a)
Exhibits

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Merger by and between First National Bancshares, Inc. and Carolina National Corporation dated as of August 26, 2007 (included as Appendix A to the Joint Proxy Statement/Prospectus).
3.1	Articles of Incorporation (incorporated by reference as Exhibit 3.1 to First National's Form SB-2 filed with the SEC on September 21, 1999).
3.1A	Form of Articles of Amendment to First National's Articles of Incorporation (incorporated by reference as Exhibit 3.1A to First National's Form S-1/A filed with the SEC on June 18, 2007).
3.2	Bylaws (incorporated by reference as Exhibit 3.2 to First National's Form SB-2 filed with the SEC on September 21, 1999).
4.1	Form of Certificate of Common Stock (incorporated by reference as Exhibit 4.1 to First National's Form SB-2 filed with the SEC on September 21, 1999).
5.1	Opinion of Nelson Mullins Riley & Scarborough LLP regarding the legality of securities being registered (filed herewith).
8.1	Tax Opinion of Haynsworth Sinkler Boyd, P.A. (to be filed by amendment).
10.1
Employment Agreement dated September 10, 2004 between First National Bancshares, Inc., First National Bank of the South and Jerry Calvert (incorporated by reference to First National's Form 8-K filed with the SEC on September 16, 2004).
10.2	Form of Stock Warrant Agreement, as amended (incorporated by reference to First National's Form 8-K filed with the SEC on August 22, 2005).
10.3
2000 First National Bancshares, Inc. Stock Incentive Plan and Form of Agreement (incorporated by reference to First National's 10-QSB for the quarter ended March 31, 2000, filed with the SEC on May 15, 2000).

10.4
Employment Agreement dated January 31, 2005 between First National Bancshares, Inc., First National Bank of the South and Kitty B. Payne (incorporated by reference to First National's Form 8-K filed with the SEC on February 4, 2005).
10.5
Employment Agreement dated January 31, 2005 between First National Bancshares, Inc., First National Bank of the South and David H. Zabriskie (incorporated by reference to First National's Form 8-K filed with the SEC on February 4, 2005).
10.6
Employment Agreement dated January 31, 2005 between First National Bancshares, Inc., First National Bank of the South and Robert Murdoch (incorporated by reference to First National's Form 8-K filed with the SEC on February 4, 2005).
10.7	Amendment No. 1 to Stock Incentive Plan (incorporated by reference to First National's Form 8-K filed on August 22, 2005).
10.8
Agreement to Sell, Purchase and Lease dated February 16, 2007 between First National Holdings, LLC and First National Bank of the South (incorporated by reference to First National's Form 10-K filed with the SEC on March 20, 2007).
10.9
Blanket Transfer Agreement between First National Bank of the South and First National Holdings, LLC for sale/leaseback transaction dated February 16, 2007 (incorporated by reference to First National's Form 10-K filed with the SEC on March 20, 2007).
10.10	First National Incentive Plan for Executive Management (incorporated by reference to Exhibit 10.10 of First National's Form S-1 filed with the SEC on April 5, 2007).
10.11
Agreement for the Purchase and Sale of Real Property dated May 4, 2007 between First National Bank of the South and Book Em Brothers, LLC (incorporated by reference to Exhibit 10.11 of First National's Form S-1/A filed with the SEC on June 18, 2007).
21.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21 to First National's Form 10-K filed with the SEC on March 20, 2007).
23.1	Consent of Elliott Davis, LLC (filed herewith).
23.2	Consent of Elliott Davis, LLC (filed herewith).
23.3	Consent of Nelson Mullins Riley & Scarborough LLP (included with Exhibit 5.1 hereto).
23.4	Consent of Haynsworth Sinkler Boyd, P.A. (to be filed by amendment).
23.5	Consent of Howe Barnes Hoefer & Arnett, Inc. (filed herewith).
23.6	Consent of The McColl Group, LLC (filed herewith).
24	Power of Attorney (contained on the signature page hereof).
99.1	First National's Form of Proxy (filed herewith).
99.2	Carolina National's Form of Proxy (filed herewith).
(b)
Financial Statement Schedules.

        Schedules are omitted because they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto.

Item 22. Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to its directors, officers and controlling persons pursuant to the foregoing provisions, First National has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by First National of expenses incurred or paid by a director, officer or controlling person of its company in the successful defense of any action, suit or proceeding) is asserted by that director, officer or controlling person in connection with the securities being registered, First National will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether this indemnification by First National is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)   The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (2)   The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spartanburg, State of South Carolina, on October 5, 2007.

FIRST NATIONAL BANCSHARES, INC.
By:	/s/ JERRY L. CALVERT Jerry L. Calvert President and Chief Executive Officer

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints jointly and severally, Jerry L. Calvert and Kitty B. Payne, and each of them acting individually, their respective attorney-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or their respective substitute or substitutes, may do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

C. Dan Adams	Director	October 5, 2007
Mellnee G. Buchheit	Director	October 5, 2007
/s/ JERRY L. CALVERT Jerry L. Calvert	President, Chief Executive Officer, and Vice Chairman	October 5, 2007
Martha C. Chapman	Director	October 5, 2007
/s/ W. RUSSEL FLOYD, JR. W. Russel Floyd, Jr.	Director	October 5, 2007
/s/ DR. C. TYRONE GILMORE, SR. Dr. C. Tyrone Gilmore, Sr.	Director	October 5, 2007

/s/ DR. GAINES W. HAMMOND, JR. Dr. Gaines W. Hammond, Jr.	Chairman of the Board	October 5, 2007
/s/ BENJAMIN R. HINES Benjamin R. Hines	Director	October 5, 2007
/s/ WILLIAM A. HUDSON William A. Hudson	Director	October 5, 2007
/s/ KITTY B. PAYNE Kitty B. Payne	Executive Vice President and Chief Financial Officer	October 5, 2007
Norman F. Pulliam	Director, Chairman Emeritus of the Board	October 5, 2007
/s/ PETER E. WEISMAN Peter E. Weisman	Director	October 5, 2007
Donald B. Wildman	Director	October 5, 2007
/s/ COLEMAN L. YOUNG, JR. Coleman L. Young, Jr.	Director	October 5, 2007

Exhibit Index

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Merger by and between First National Bancshares, Inc. and Carolina National Corporation dated as of August 26, 2007 (included as Appendix A to the Joint Proxy Statement/Prospectus).
3.1	Articles of Incorporation (incorporated by reference as Exhibit 3.1 to First National's Form SB-2 filed with the SEC on September 21, 1999).
3.1A	Form of Articles of Amendment to First National's Articles of Incorporation (incorporated by reference as Exhibit 3.1A to First National's Form S-1/A filed with the SEC on June 18, 2007).
3.2	Bylaws (incorporated by reference as Exhibit 3.2 to First National's Form SB-2 filed with the SEC on September 21, 1999).
4.1	Form of Certificate of Common Stock (incorporated by reference as Exhibit 4.1 to First National's Form SB-2 filed with the SEC on September 21, 1999).
5.1	Opinion of Nelson Mullins Riley & Scarborough LLP regarding the legality of securities being registered (filed herewith).
8.1	Tax Opinion of Haynsworth Sinkler Boyd, P.A. (to be filed by amendment).
10.1
Employment Agreement dated September 10, 2004 between First National Bancshares, Inc., First National Bank of the South and Jerry Calvert (incorporated by reference to First National's Form 8-K filed with the SEC on September 16, 2004).
10.2	Form of Stock Warrant Agreement, as amended (incorporated by reference to First National's Form 8-K filed with the SEC on August 22, 2005).
10.3
2000 First National Bancshares, Inc. Stock Incentive Plan and Form of Agreement (incorporated by reference to First National's 10-QSB for the quarter ended March 31, 2000, filed with the SEC on May 15, 2000).
10.4
Employment Agreement dated January 31, 2005 between First National Bancshares, Inc., First National Bank of the South and Kitty B. Payne (incorporated by reference to First National's Form 8-K filed with the SEC on February 4, 2005).
10.5
Employment Agreement dated January 31, 2005 between First National Bancshares, Inc., First National Bank of the South and David H. Zabriskie (incorporated by reference to First National's Form 8-K filed with the SEC on February 4, 2005).
10.6
Employment Agreement dated January 31, 2005 between First National Bancshares, Inc., First National Bank of the South and Robert Murdoch (incorporated by reference to First National's Form 8-K filed with the SEC on February 4, 2005).
10.7	Amendment No. 1 to Stock Incentive Plan (incorporated by reference to First National's Form 8-K filed on August 22, 2005).
10.8
Agreement to Sell, Purchase and Lease dated February 16, 2007 between First National Holdings, LLC and First National Bank of the South (incorporated by reference to First National's Form 10-K filed with the SEC on March 20, 2007).
10.9
Blanket Transfer Agreement between First National Bank of the South and First National Holdings, LLC for sale/leaseback transaction dated February 16, 2007 (incorporated by reference to First National's Form 10-K filed with the SEC on March 20, 2007).

10.10	First National Incentive Plan for Executive Management (incorporated by reference to Exhibit 10.10 of First National's Form S-1 filed with the SEC on April 5, 2007).
10.11
Agreement for the Purchase and Sale of Real Property dated May 4, 2007 between First National Bank of the South and Book Em Brothers, LLC (incorporated by reference to Exhibit 10.11 of First National's Form S-1/A filed with the SEC on June 18, 2007).
21.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21 to First National's Form 10-K filed with the SEC on March 20, 2007).
23.1	Consent of Elliott Davis, LLC (filed herewith).
23.2	Consent of Elliott Davis, LLC (filed herewith).
23.3	Consent of Nelson Mullins Riley & Scarborough LLP (included with Exhibit 5.1 hereto).
23.4	Consent of Haynsworth Sinkler Boyd, P.A. (to be filed by amendment).
23.5	Consent of Howe Barnes Hoefer & Arnett, Inc. (filed herewith).
23.6	Consent of The McColl Group, LLC (filed herewith).
24	Power of Attorney (contained on the signature page hereof).
99.1	First National's Form of Proxy (filed herewith).
99.2	Carolina National's Form of Proxy (filed herewith).